      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 9, 1998

                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                       COMPLETE BUSINESS SOLUTIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        MICHIGAN                              7371                             38-2606945
    (STATE OR OTHER                    (PRIMARY STANDARD                    (I.R.S. EMPLOYER
      JURISDICTION                         INDUSTRIAL                     IDENTIFICATION NO.)
  OF INCORPORATION OR                 CLASSIFICATION CODE
     ORGANIZATION)                          NUMBER)

          32605 WEST TWELVE MILE ROAD, FARMINGTON HILLS, MI 48334-3339 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             RAJENDRA B. VATTIKUTI
          32605 WEST TWELVE MILE ROAD, FARMINGTON HILLS, MI 48334-3339
                                 (248) 488-2088
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

              ARTHUR DUDLEY II                                  WILLIAM C. CAMPBELL
               DAVID B. BRAUN                                   BRENDA L. MELTEBEKE
                BUTZEL LONG                                      ATER WYNNE HEWITT
       150 WEST JEFFERSON, SUITE 900                           DODSON & SKERRITT, LLP
        DETROIT, MICHIGAN 48226-4430                       222 S.W. COLUMBIA, SUITE 1800
                                                               PORTLAND, OREGON 97201

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:

     AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

================================================================================================================
      TITLE OF EACH                             PROPOSED MAXIMUM           PROPOSED                AMOUNT
   CLASS OF SECURITIES       AMOUNT TO BE        OFFERING PRICE        MAXIMUM AGGREGATE             OF
    TO BE REGISTERED        REGISTERED(1)         PER SHARE(2)         OFFERING PRICE(2)     REGISTRATION FEE(3)
----------------------------------------------------------------------------------------------------------------
Common Stock, no par
  value..................  9,113,568 shares          $27.00              $246,066,336              $72,590
================================================================================================================

(1) Represents the maximum number of shares of common stock issuable in the Merger described herein.

(2) Estimated solely for purposes of calculating the registration fee.

    The registration fee has been computed pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended.

(3) The registration fee for CBSI Common Stock registered hereby of $72,590 has been calculated by multiplying 1/33 of 1% times the proposed maximum aggregate offering price. Pursuant to Rule 457(b), a registration fee of $72,772 was paid on May 14, 1998 upon the filing under the Securities Exchange Act of 1934, as amended, of preliminary copies of the proxy materials of Complete Business Solutions, Inc. that are included in this registration statement.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                 CLAREMONT LOGO
                                                                   June 12, 1998

Dear Shareholder:

     You are cordially invited to attend the Special Meeting of Shareholders (the "Claremont Special Meeting") of Claremont Technology Group, Inc. ("Claremont"), which will be held on Thursday, July 16, 1998, at 10:00 a.m., local time, at 1600 N.W. Compton Drive, Beaverton, Oregon 97006.

     At the Claremont Special Meeting, you will be asked to consider and vote upon the approval and adoption of an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Claremont with a subsidiary of Complete Business Solutions, Inc., a Michigan corporation ("CBSI"), as described in the accompanying Joint Proxy Statement/Prospectus. Pursuant to the Merger, Claremont will become a wholly owned subsidiary of CBSI, all outstanding shares of Claremont's common stock, no par value (the "Claremont Common Stock") will be converted into and exchanged for that number of shares of common stock, no par value, of CBSI (the "CBSI Common Stock") equal to the "Conversion Number" determined in accordance with the Merger Agreement. The Conversion Number will be equal to $27.00 divided by the average closing price of CBSI Common Stock for the twenty consecutive trading days the last of which is the fourth full trading day before the closing of the Merger (the "Closing Value"); provided, however, that if the Closing Value is less than 85% of $38.00, the Conversion Number will be fixed at .8359133 shares of CBSI Common Stock, and if the Closing Value is more than 115% of $38.00, the Conversion Number will be fixed at .617849 shares of CBSI Common Stock. In addition, all outstanding options to acquire shares of Claremont Common Stock will be assumed by CBSI and automatically converted into options to acquire that number of shares of CBSI Common Stock as the holder of such options would have been entitled to receive in accordance with the Merger Agreement had such holder exercised such option in full immediately prior to closing of the Merger (rounded down to the nearest whole number) at an exercise price which will be determined in accordance with the Merger Agreement. For more information regarding the consideration to be received by Claremont shareholders in the Merger, please refer to the accompanying Joint Proxy Statement/Prospectus. See THE MERGER AGREEMENT -- CONVERSION OF CLAREMONT COMMON STOCK IN THE MERGER AND -- CLAREMONT STOCK OPTIONS.

     THE CLAREMONT BOARD OF DIRECTORS UNANIMOUSLY HAS APPROVED THE MERGER AGREEMENT DESCRIBED IN THE ATTACHED MATERIAL AND THE TRANSACTIONS CONTEMPLATED THEREBY AND HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF CLAREMONT AND ITS SHAREHOLDERS. AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE MERGER AGREEMENT AND THE MERGER.

     In the material accompanying this letter, you will find a Notice of Special Meeting of Shareholders, a Joint Proxy Statement/Prospectus relating to the actions to be taken by Claremont shareholders at the Claremont Special Meeting, and a form of proxy. The Joint Proxy Statement/Prospectus more fully describes the proposed Merger and includes information about CBSI and Claremont.

     WHETHER OR NOT YOU PLAN TO ATTEND THE CLAREMONT SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. YOUR PROXY MAY BE REVOKED AT ANY TIME BEFORE IT IS VOTED BY SIGNING AND RETURNING A LATER-DATED PROXY WITH RESPECT TO THE SAME SHARES, BY FILING WITH THE SECRETARY OF CLAREMONT A WRITTEN REVOCATION BEARING A LATER DATE OR BY ATTENDING AND VOTING AT THE CLAREMONT SPECIAL MEETING. IF YOU ATTEND THE CLAREMONT SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN THOUGH YOU PREVIOUSLY HAVE RETURNED YOUR PROXY CARD. YOUR PROMPT COOPERATION WILL BE GREATLY APPRECIATED.
                                          Sincerely,

                                          Jerry L. Stone
                                          Jerry L. Stone
                                          Chairman of the Board

        PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD.

                     COMPLETE BUSINESS SOLUTIONS, INC. LOGO
                                                                   June 12, 1998

Dear Complete Business Solutions, Inc. Shareholder:

     A Special Meeting of the Shareholders of Complete Business Solutions, Inc. ("CBSI") will be held on Wednesday, July 22, 1998, at the offices of Butzel Long, 150 West Jefferson, Detroit, Michigan 48226.

     At the Special Meeting, you will be asked to consider and vote upon the issuance of shares of CBSI Common Stock pursuant to an Agreement and Plan of Merger dated as of April 8, 1998 among CBSI, CBSI Acquisition Corp. III, a wholly-owned subsidiary of CBSI, and Claremont Technology Group, Inc. ("Claremont"). Pursuant to the Merger Agreement, CBSI Acquisition Corp. III will be merged into Claremont and Claremont will become a wholly-owned subsidiary of CBSI. In the Merger, each outstanding share of Claremont Common Stock will be converted into the right to receive the number of shares of CBSI Common Stock equal to $27.00 divided by the average per share closing price of CBSI Common Stock for twenty consecutive trading days, the last of which is the fourth full trading day prior to the consummation of the Merger (the "Closing Value" ). In the event that the Closing Value is less than 85% of $38.00, each outstanding share of Claremont will be converted into .8359133 shares of CBSI Common Stock. If the Closing Value is more than 115% of $38.00, each outstanding share of Claremont Common Stock will be converted into .617849 shares of CBSI Common Stock. Outstanding Claremont options to purchase Claremont Common Stock will be converted into options to purchase CBSI Common Stock on the same basis.

     Your Board of Directors has carefully reviewed and considered the terms and conditions of the Merger and has received the opinion of UBS Securities LLC, its financial advisor ("UBS"), that, as of April 8, 1998, the consideration to be paid by CBSI in the Merger was fair to CBSI from a financial point of view. A copy of the UBS opinion is attached as Annex B to the accompanying Joint Proxy Statement/Prospectus. THE BOARD OF DIRECTORS OF CBSI HAS DETERMINED THAT THE MERGER IS FAIR TO CBSI AND IN THE BEST INTEREST OF CBSI SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE ISSUANCE OF SHARES OF CBSI COMMON STOCK IN CONNECTION WITH THE MERGER.

     At the Special Meeting, you will also be asked to consider and vote upon a proposal to approve an amendment to CBSI's Articles of Incorporation increasing the number of authorized shares of CBSI Common Stock from 30,000,000 to 200,000,000.

     Your vote is important regardless of how many shares you own. Please review the proxy statement and then sign and date your proxy card and return it in the envelope provided. You may attend the meeting and vote in person even if you have previously returned your proxy card.

                                          Sincerely,

                                          RAJENDARA VATTIKUTI

                                          Rajendra B. Vattikuti
                                          President and Chief Executive Officer

                        CLAREMONT TECHNOLOGY GROUP, INC.
                       1600 N.W. COMPTON DRIVE, SUITE 210
                            BEAVERTON, OREGON 97006

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                            TO BE HELD JULY 16, 1998

TO THE SHAREHOLDERS OF CLAREMONT TECHNOLOGY GROUP, INC.:

     The Special Meeting of Shareholders (the "Claremont Special Meeting") of Claremont Technology Group, Inc., an Oregon corporation ("Claremont"), will be held on Thursday, July 16, 1998, at 10:00 a.m., local time, at 1600 N.W. Compton Drive, Beaverton, Oregon 97006, for the following purposes:

          1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of April 8, 1998 by and among Complete Business Solutions, Inc., a Michigan corporation ("CBSI"), CBSI Acquisition Corp. III, an Oregon corporation and wholly owned subsidiary of CBSI ("Merger Sub") and Claremont (the "Merger Agreement"). The Merger Agreement provides for the merger of Merger Sub into Claremont, with Claremont remaining as the surviving corporation (the "Merger"), and all outstanding shares of Claremont's Common Stock, no par value (the "Claremont Common Stock"), will be converted into and exchanged for shares of the common stock, no par value, of CBSI (the "CBSI Common Stock"), and all outstanding options to acquire shares of Claremont Common Stock (the "Claremont Options") will be assumed by CBSI and automatically converted into options to acquire shares of CBSI Common Stock. Each holder of Claremont Common Stock will receive that number of shares of CBSI Common Stock in exchange for shares of Claremont Stock owned by such shareholder equal to the "Conversion Number" determined in accordance with the Merger Agreement. The Conversion Number will be equal to $27.00 divided by the average closing price of CBSI Common Stock for the twenty consecutive trading days, the last of which is the fourth full trading day before the closing of the Merger (the "Closing Value"); provided, however, that if the Closing Value is less than 85% of $38.00, the Conversion Number will be fixed at .8359133 shares of CBSI Common Stock, and if the Closing Value is more than 115% of $38.00, the Conversion Number will be fixed at .617849 shares of CBSI Common Stock. Each holder of Claremont Options will receive options to acquire that number of shares of CBSI Common Stock upon conversion of the Claremont Options owned by such holder as such holder would have been entitled to receive in accordance with the Merger Agreement had such holder exercised such Claremont Options in full immediately prior to the closing of the Merger (rounded down to the nearest whole number), at an exercise price which will be determined in accordance with the Merger Agreement. The exchange ratio is described in more detail in the accompanying Joint Proxy Statement/Prospectus. See THE MERGER AGREEMENT -- CONVERSION OF CLAREMONT COMMON STOCK IN THE MERGER AND -- CLAREMONT STOCK OPTIONS. The Merger is more fully described in, and the Merger Agreement is attached in its entirety as Annex A to, the accompanying Joint Proxy Statement/Prospectus.

          2. To transact such other business as may properly come before the Claremont Special Meeting or any adjournments or postponements thereof.

     Only holders of record of Claremont Common Stock at the close of business on May 29, 1998, the record date of the Claremont Special Meeting, are entitled to notice of and to vote at the Claremont Special Meeting and any adjournments or postponements thereof.

     Whether or not you plan to attend the Claremont Special Meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope. Your proxy may be revoked at any time before it is voted by signing and returning a later-dated proxy with respect to the same shares, by filing with the Secretary of Claremont a written revocation bearing a later date or by attending and voting at the Claremont Special Meeting.

                                          CLAREMONT TECHNOLOGY GROUP, INC.

                                          Jerry L. Stone
                                          Jerry L. Stone
                                          Chairman of the Board
Beaverton, Oregon
June 12, 1998

================================================================================

   IMPORTANT: EVEN IF YOU PLAN TO BE PRESENT AT THE CLAREMONT SPECIAL
   MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY OR PROXIES AND RETURN PROMPTLY IN THE POSTAGE PREPAID ENVELOPE PROVIDED TO ENSURE THAT
   YOUR SHARES ARE REPRESENTED AT THE CLAREMONT SPECIAL MEETING. IF YOU
   ATTEND THE CLAREMONT SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH
   TO DO SO EVEN THOUGH YOU HAVE PREVIOUSLY SENT IN YOUR PROXY OR PROXIES.
================================================================================

                       COMPLETE BUSINESS SOLUTIONS, INC.
                      32605 W. TWELVE MILE ROAD, SUITE 250
                           FARMINGTON HILLS, MI 48334

--------------------------------------------------------------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
--------------------------------------------------------------------------------

     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "CBSI Special Meeting") of Complete Business Solutions, Inc. ("CBSI") will be held at 10:00 a.m. on Wednesday, July 22, 1998, at the offices of Butzel Long, 150 West Jefferson, Suite 900, Detroit, Michigan 48226.

     A meeting is called for the purpose of considering and voting upon:

          1). A proposal to approve the issuance of shares of CBSI Common Stock, no par value, (the "CBSI Merger Proposal") pursuant to an Agreement and Plan of Merger, dated as of April 8, 1998, by and among CBSI, CBSI Acquisition Corp. III and Claremont Technology Group, Inc. (the "Merger Agreement"). A copy of the Merger Agreement is attached as Annex A to the Joint Proxy Statement/Prospectus accompanying this Notice.

          2). A proposal to amend the Articles of Incorporation of CBSI to increase the authorized number of shares of CBSI Common Stock from 30,000,000 to 200,000,000 shares (the "CBSI Share Proposal").

          3). Any matters incident to the conduct of the CBSI Special Meeting or any adjournments or postponements thereof.

     The proposed Merger and other related matters are more fully described in the attached Joint Proxy Statement/Prospectus and the Annexes thereto.

     The Board of Directors of CBSI has fixed the close of business on June 1, 1998 as the Record Date for the determination of the shareholders entitled to notice of and to vote at the CBSI Special Meeting and any adjournments or postponements thereof. Only holders of record of CBSI Common Stock on the Record Date are entitled to vote at the CBSI Special Meeting.

     If you would like to attend the CBSI Special Meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a recent brokerage statement or letter from the nominee confirming your beneficial ownership of the shares. You must also bring a form of personal identification. In order to vote your shares at the CBSI Special Meeting, you must obtain from the nominee a proxy issued in your name.

     You can ensure that your shares are voted at the meeting by signing and dating the enclosed proxy and returning it in the envelope provided. Returning a signed proxy will not affect your right to attend the meeting and vote in person. You may revoke your proxy at any time before it is voted by giving written notice to the Secretary of CBSI at CBSI's corporate headquarters, 32605
W. Twelve Mile Road, Suite 250, Farmington Hills, MI 48334, by signing and returning a later dated proxy or by voting in person at the CBSI Special Meeting.

     Whether or not you expect to attend, WE URGE YOU TO SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED.

                                          By order of the Board of Directors

                                          RAJENDARA VATTIKUTI

                                          Rajendra B. Vattikuti
                                          President and Chief Executive Officer

Farmington Hills, Michigan
June 12, 1998

                       COMPLETE BUSINESS SOLUTIONS, INC.
                                      AND
                        CLAREMONT TECHNOLOGY GROUP, INC.

                             JOINT PROXY STATEMENT

--------------------------------------------------------------------------------

                       COMPLETE BUSINESS SOLUTIONS, INC.

                                   PROSPECTUS
--------------------------------------------------------------------------------

     This Joint Proxy Statement and Prospectus ("Joint Proxy Statement/Prospectus") is being furnished to the shareholders of Complete Business Solutions, Inc., a Michigan corporation ("CBSI") in connection with the solicitation of proxies by the Board of Directors of CBSI for use at a Special Meeting of Shareholders of CBSI to be held at the offices of Butzel Long, 150 West Jefferson, Detroit, Michigan 48226 on Wednesday, July 22, 1998 at 10:00 a.m., local time, and any and all adjournments or postponements thereof (the "CBSI Special Meeting"). This Joint Proxy Statement/Prospectus also constitutes the Prospectus of CBSI with respect to the issuance of shares of Common Stock of CBSI, no par value ("CBSI Common Stock" ) to be issued to shareholders of Claremont Technology Group, Inc., an Oregon corporation ("Claremont"), in connection with the proposed merger (the "Merger") of CBSI Acquisition Corp. III, an Oregon corporation, and a wholly-owned subsidiary of CBSI ("Merger Sub"), with and into Claremont pursuant to the Agreement and Plan of Merger dated as of April 8, 1998 (the "Merger Agreement") by and among CBSI, Merger Sub and Claremont. CBSI Common Stock is traded on the Nasdaq National Market under the symbol "CBSL". On June 8, 1998 the closing price per share of CBSI Common Stock on the NASDAQ was $26 7/8.

     This Joint Proxy Statement/Prospectus is also being furnished to the holders of common stock, no par value, of Claremont ("Claremont Common Stock") in connection with the solicitation of proxies by the Board of Directors of Claremont for approval of the Merger Agreement and the Merger at a Special Meeting of Shareholders of Claremont to be held at 1600 N.W. Compton Drive, Beaverton, Oregon 97006, on Thursday, July 16, 1998 at 10:00 a.m., local time, and any and all adjournments or postponements thereof (the "Claremont Special Meeting").

     Based upon the exchange ratio, each outstanding share of Claremont Common Stock will be converted into the right to receive the number of shares of CBSI Common Stock equal to $27.00 divided by the average per share closing price of CBSI Common Stock for twenty consecutive trading days, the last of which is the fourth full trading day prior to the consummation of the Merger (the "Closing Value" ). In the event that the Closing Value is less than 85% of $38.00, each outstanding share of Claremont Common Stock will be converted into .8359133 shares of CBSI Common Stock. In the event the Closing Value is more than 115% of $38.00, each outstanding share of Claremont Common Stock will be converted into
 .617849 shares of CBSI Common Stock. Outstanding options to purchase Claremont Common Stock will be converted into options to purchase CBSI Common Stock on the same basis. Based on the Closing Value as calculated on June 8, 1998, CBSI would issue approximately 7,728,293 shares of CBSI Common Stock to Claremont shareholders in the Merger and would assume options to purchase Claremont Common Stock which would be converted into options to purchase approximately 1,385,275 shares of CBSI Common Stock. Based on the capitalization of CBSI as of June 1, 1998 (the record date for the CBSI Special Meeting), 9,113,568 shares of CBSI Common Stock would represent approximately 23% of the outstanding CBSI Common Stock immediately following the Effective Time on a diluted basis.

     This Joint Proxy Statement/Prospectus and the accompanying forms of proxies are first being mailed to shareholders of CBSI and Claremont on or about June 12, 1998.

     SEE "RISK FACTORS" BEGINNING ON PAGE 30 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY SHAREHOLDERS OF CBSI AND CLAREMONT IN CONNECTION WITH EVALUATION OF THE MERGER.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS JUNE 12, 1998.

     Upon consummation of the Merger, Claremont will be a wholly-owned subsidiary of CBSI. Consummation of the Merger is subject to various conditions, including the approval and adoption of the Merger Agreement and the Merger by the holders of 67% of the issued and outstanding shares of Claremont Common Stock and the approval by a majority of the outstanding shares of CBSI Common Stock of the issuance of shares of CBSI Common Stock in connection with the Merger. The holder of approximately ten percent (10%) of the Claremont Common Stock issued and outstanding as of the date of the Merger Agreement has agreed to vote in favor of the approval and adoption of the Merger and has granted CBSI an irrevocable proxy to vote his shares of Claremont Common Stock in favor of the Merger. The holder of approximately thirty-eight percent (38%) of CBSI Common Stock as of the date of the Merger Agreement has agreed to vote in favor of the issuance of the shares of CBSI Common Stock and has granted Claremont an irrevocable proxy to vote his shares of CBSI Common Stock in favor of the issuance.

     All information contained in this Joint Proxy Statement/Prospectus about CBSI and Merger Sub has been provided by CBSI. All information contained in this Joint Proxy Statement/Prospectus about Claremont has been provided by Claremont.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO PURCHASE, ANY OF THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION, NOR SHALL THE ISSUANCE OR SALE OF ANY SECURITIES HEREUNDER UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN.

                           FORWARD LOOKING STATEMENTS

     Certain statements in this Joint Proxy Statement/Prospectus and in the Exhibits attached to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21B of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For this purpose, statements about the expected impact of the Merger on CBSI's earnings per share and the extent of the charges related to the Merger are forward-looking statements. Further, any statements contained herein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of CBSI or Claremont to differ materially from those indicated by such forward-looking statements, including among others those set forth in this Joint Proxy Statement/Prospectus under the caption "Risk Factors." Neither CBSI nor Claremont undertakes any obligation to update any forward-looking statements.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................    7
Incorporation of Documents By Reference.....................    7
Summary.....................................................    8
  Introduction..............................................    8
  The Meetings..............................................    9
  The Merger................................................   11
     Merger Consideration...................................   11
     Exchange of Certificates...............................   11
     Conditions to the Merger; Termination; Fees............   11
     Listing................................................   12
     Appraisal and Dissenters' Rights.......................   12
     Governmental Approvals Required........................   12
     Anticipated Accounting Treatment.......................   13
     Stock Options..........................................   13
     Opinions of Financial Advisors.........................   13
     Interests of Certain Persons in the Merger.............   13
     Certain Tax Consequences...............................   13
  Comparative Rights of Shareholders........................   13
  Market Price Information..................................   14
  Dividend Policy -- CBSI...................................   15
  Restriction on Resale of Securities Issued in the
     Merger.................................................   15
Selected Historical and Pro Forma Financial Data............   16
  CBSI......................................................   16
  Claremont.................................................   18
  Pro Forma Combined -- Historical..........................   19
  Unaudited Pro Forma Combined Condensed Financial
     Information............................................   20
  Pro Forma Combined Condensed Balance Sheet................   20
  Pro Forma Combined Condensed Statements of Income.........   22
  Comparative Per Share Data................................   25
Introduction................................................   26
CBSI Special Meeting........................................   26
  Record Date...............................................   26
  Quorum....................................................   26
  Required Votes............................................   26
  Voting Rights; Proxies....................................   27
  Solicitation of Proxies...................................   27
Special Meeting of Claremont Shareholders...................   28
  Date, Time and Place of Meeting...........................   28
  Matters to be Considered at the Meeting...................   28
  Record Date; Shares Entitled to Vote; Vote Required.......   28
  Proxies; Proxy Solicitation; Expenses.....................   29
Risk Factors................................................   30
  Risks Relating to the Merger..............................   30
     Variability of Stock Prices............................   30
     Difficulties Integrating Claremont.....................   30
     Incurrence of Significant Transaction Costs............   30
  Risks Relating to CBSI....................................   30
     Recruitment and Retention of IT Professionals..........   30
     Government Regulation of Immigration...................   31
     Increasing Significance and Risks of Non-U.S.
      Operations............................................   31

                                                              PAGE
                                                              ----
     Variability of Operating Results.......................   31
     Decrease in Demand for Year 2000 Services..............   32
     Exposure to Conditions in India........................   32
     Fixed-Price Projects...................................   32
     Competition............................................   32
     Management of Growth...................................   33
     Rapid Technology Change................................   33
     Risks Related to Acquisitions and Mergers..............   33
     Potential Liability to Clients.........................   34
     Absence of Long Term Contracts.........................   34
  Risks Relating to Claremont...............................   34
     Need to Attract and Retain Potential Staff.............   34
     Variability of Quarterly Operating Results;
      Seasonality...........................................   34
     Computer Software Development..........................   35
     Client and Industry Concentration; Dependence on Large
      Projects..............................................   35
     Management of Growth...................................   35
     Fixed-Price Contracts and Other Project Risks..........   36
     Emerging Market; Technological Advances................   36
     Competition............................................   37
     Foreign Operations.....................................   37
     Intellectual Property Rights...........................   37
The Merger..................................................   39
  General...................................................   39
  Effective Time............................................   39
  Conversion of Shares; Procedures for Exchange of
     Certificates...........................................   39
  Background of the Merger..................................   40
  Recommendation of the Board of Directors of CBSI; Reasons
     for the Merger.........................................   41
  Recommendation of the Board of Directors of Claremont;
     Reasons for the Merger.................................   42
  Opinion of CBSI's Financial Advisor.......................   43
  Opinion of Claremont's Financial Advisor..................   46
  Interests of Certain Persons in the Merger................   49
  Conflicts of Interest.....................................   50
  Certain United States Federal Income Tax Consequences.....   50
  Anticipated Accounting Treatment..........................   52
  Effect on Stock Options...................................   53
  Certain Legal Matters.....................................   53
  Federal Securities Law Consequences.......................   54
  Stock Listing.............................................   54
  Dividends.................................................   54
  Appraisal and Dissenters' Rights..........................   54
  Fees and Expenses.........................................   54
The Merger Agreement........................................   55
  Terms of the Merger.......................................   55
  Exchange of Certificates..................................   56
  Representations and Warranties............................   56
  Conduct of Claremont Business Pending the Merger..........   57
  Conduct of CBSI Business Pending the Merger...............   58
  Additional Agreements.....................................   59
  Conditions to the Merger..................................   61
  Termination...............................................   62
  Amendment and Waiver......................................   63
Irrevocable Proxies.........................................   64

                                                              PAGE
                                                              ----
Comparison of Rights of Shareholders of CBSI and
  Claremont.................................................   64
  Special Meeting of Shareholders...........................   64
  Voting Requirements and Quorums for Shareholder
     Meetings...............................................   64
  Business Conducted at Shareholders Meeting................   65
  Nomination and Election of Directors......................   65
  Inspection Rights.........................................   65
  Action by Consent of Shareholders.........................   66
  Cumulative Voting.........................................   66
  Dividends and Stock Repurchases...........................   66
  Classification, Number, Vacancies and Qualification of the
     Board of Directors.....................................   67
  Removal of Directors......................................   67
  Indemnification of Directors, Officers and Others.........   68
  Transactions with Interested Parties......................   68
  Fundamental Transactions..................................   69
  Appraisal Rights..........................................   69
Complete Business Solutions, Inc............................   71
  Business of CBSI..........................................   71
     The CBSI Solution......................................   72
     CBSI Growth Strategies.................................   73
     CBSI Services..........................................   74
     Software Products......................................   75
     Sales and Marketing....................................   75
     Human Resources........................................   76
     Competition............................................   77
     Intellectual Property Rights...........................   77
     Properties of CBSI.....................................   78
     Legal Proceedings of CBSI..............................   78
CBSI's Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................   79
  Overview..................................................   79
  Results of Operations.....................................   80
  Three Months Ended March 31, 1998 Compared to March 31,
     1997...................................................   80
  1997 Compared to 1996.....................................   81
  1996 Compared to 1995.....................................   81
  Liquidity and Capital Resources...........................   82
  Recently Issued Financial Accounting Standards............   83
CBSI Directors and Executive Officers.......................   84
CBSI Executive Compensation.................................   86
  Option Grants in 1997.....................................   86
  Aggregated Option Exercises in 1997 and 1997 Option
     Values.................................................   87
Security Ownership of Certain Beneficial Owners and
  Management of CBSI........................................   88
  Certain Transactions of CBSI..............................   88
Description of CBSI Capital Stock...........................   90
  General...................................................   90
  Common Stock..............................................   90
  Preferred Stock...........................................   90
  Transfer Agent and Registrar..............................   90
Claremont Technology Group, Inc.............................   91
  Business of Claremont.....................................   91
     Overview...............................................   91
     Industry Background....................................   91
     The Claremont Solution.................................   92
     Claremont Services.....................................   92

                                                              PAGE
                                                              ----
     Technological Expertise................................   93
     Markets and Clients....................................   94
     Intellectual Property Rights...........................   95
     Business Development...................................   96
     Competition............................................   96
     Claremont Personnel....................................   97
     Properties.............................................   97
     Legal Proceedings......................................   97
Claremont's Management's Discussion and Analysis of
  Financial Conditions and Results of Operations............   98
  Results of Operations.....................................   98
  Three Months and Nine Months Ended March 31, 1998 Compared
     to March 31, 1997......................................   98
  Fiscal 1997 Compared to Fiscal 1996.......................   99
  Fiscal 1996 Compared to Fiscal 1995.......................  100
  Liquidity and Capital Resources...........................  101
  New Accounting Pronouncements.............................  103
Claremont Directors and Executive Officers..................  104
Claremont Executive Compensation............................  106
  Summary of Cash and Certain Other Compensation............  106
  Stock Options.............................................  107
  Option Exercises and Holdings.............................  107
  Director Compensation.....................................  107
  Section 16(a) Beneficial Ownership Reporting Compliance...  108
Stock Owned by Claremont Management and Principal
  Shareholders..............................................  109
Approval of Amendment to CBSI's Restated Articles of
  Incorporation to Increase the Number of Authorized Shares
  of Common Stock...........................................  111
Experts.....................................................  111
Validity of Common Stock....................................  112
Representatives of Independent Accountants..................  112
Shareholder Proposals.......................................  112
Index to the Financial Statements...........................  F-1
Annex A: Agreement and Plan of Merger dated as of April 8,
  1998
Annex B: Fairness Opinion of UBS Securities L.L.C.
Annex C: Fairness Opinion of Donaldson, Lufkin & Jenrette
  Securities Corporation

                             AVAILABLE INFORMATION

     CBSI and Claremont are each subject to the informational requirements of the Exchange Act. Proxy and information statements and other information have been filed with the Securities and Exchange Commission (the "Commission"). This information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 and may be available at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Each of CBSI and Claremont makes filings pursuant to the Exchange Act with the Commission electronically, and such materials may be inspected and copied at the Commission's Web site (http://www.sec.gov). Material filed by CBSI and Claremont can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4 and exhibits relating thereto, including any amendments (the "Registration Statement"), of which this Joint Proxy Statement/Prospectus is a part, and which CBSI has filed with the Commission under the Securities Act. Reference is made to such Registration Statement for further information with respect to CBSI and Claremont and the CBSI Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission or attached as an Annex hereto.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

                                      NONE

     Clarety(TM), TISE(TM), Solutions @ The Speed of Business(TM) and iSTART(TM) are United States trademarks of Claremont. APECS(R) is a registered trademark of CBSI. COSMO(SM) and The Time Machine 2000(SM) are service marks of CBSI. All trademarks, service marks and trade names referred to in this Joint Proxy Statement/Prospectus are the property of their respective owners.

                                    SUMMARY

     The following summary is intended to set forth certain facts and highlights from the information contained elsewhere in this Joint Proxy Statement/Prospectus. The information contained in this summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Joint Proxy Statement/Prospectus and the Annexes attached hereto.

INTRODUCTION

     This Joint Proxy Statement/Prospectus relates to an Agreement and Plan of Merger dated April 8, 1998 (the "Merger Agreement") providing for the merger of CBSI Acquisition Corp. III, ("Merger Sub") a wholly-owned subsidiary of CBSI and an Oregon corporation with Claremont Technology Group, Inc., ("Claremont"), an Oregon corporation. Upon the consummation of the Merger, Claremont will become a wholly owned subsidiary of CBSI. The Merger Agreement will be submitted to a vote of the shareholders of CBSI and Claremont at special meetings. See "CBSI SPECIAL MEETING", and "SPECIAL MEETING OF CLAREMONT SHAREHOLDERS."

CBSI

     CBSI is a worldwide provider of information technology ("IT") services to large and mid-size organizations. CBSI offers its clients a broad range of IT services, from advising clients on strategic technology plans to developing and implementing appropriate IT applications solutions. CBSI's services include: (i) Year 2000 conversion and testing services; (ii) applications development and maintenance; (iii) reengineering legacy applications to client/server technology; (iv) client/server applications development; (v) IT consulting services; (vi) packaged software implementation; and (vii) contract programming services.

     CBSI has developed an extensive offshore infrastructure in India, including two modern software development centers in Bangalore and Chennai (formerly Madras) and an employee training center in Hyderabad. CBSI believes this offshore infrastructure is one of the largest in the industry. With its offsite and offshore development options, CBSI can quickly provide clients with IT applications solutions on a cost-effective basis.

     CBSI's revenues are generated primarily from professional services fees. During fiscal year 1997, CBSI provided IT services to approximately 530 clients in a diverse range of industries primarily under time and materials contracts. CBSI's strategy is to maximize its client retention rate and secure additional engagements by providing both quality services and client responsiveness. In fiscal year 1997, existing clients from the previous fiscal year generated more than 80% of CBSI's revenues. Over the past five fiscal years, CBSI has achieved a 35% compound annual revenue growth rate. As of March 31, 1998, CBSI employed 2,824 IT professionals.

     The executive offices of CBSI are located at 32605 West Twelve Mile Road, Suite 250, Farmington Hills, Michigan, 48334, and its telephone number is (248) 488-2088. See "COMPLETE BUSINESS SOLUTIONS, INC., BUSINESS OF CBSI."

CLAREMONT

     Claremont provides IT solutions based on client/server technology for select industries focusing on customer care needs of their clients, including customer service, order and transaction processing, billing and logistics. Typically, Claremont provides its services to large corporations and government organizations in the United States and certain foreign markets including Canada, Australia and Mexico.

     Claremont delivers its services on a fixed-price, fixed-delivery-schedule basis or a time-and-materials basis.

     During fiscal year 1997, Claremont provided IT solutions to approximately 100 clients primarily in the communications, financial services, state and local government, manufacturing and utilities industries. As of May 22, 1998, Claremont employed approximately 656 IT professionals.

     The executive offices of Claremont are located at 1600 N.W. Compton Drive, Suite 210, Beaverton, Oregon, 97006 and its telephone number is (503) 748-8000. See "CLAREMONT TECHNOLOGY GROUP, INC., BUSINESS OF CLAREMONT."

THE MEETINGS

Time, Place, Date

     The Special Meeting of CBSI's shareholders will be held at the offices of Butzel Long, 150 West Jefferson, Suite 900, Detroit, Michigan, 48226 on Wednesday, July 22, 1998 at 10:00 a.m. local time.

     The Special Meeting of Claremont's shareholders will be held at 1600 N.W. Compton Drive, Beaverton, Oregon 97006, on Thursday, July 16, 1998 at 10:00 a.m. local time.

Purpose of Meetings

CBSI SPECIAL MEETING

     At the CBSI Special Meeting, holders of CBSI Common Stock will consider and vote upon a proposal to amend the CBSI Articles of Incorporation to increase the number of shares of CBSI Common Stock authorized for issuance from 30,000,000 to 200,000,000 (the "CBSI Share Proposal"). In addition, holders of CBSI Common Stock will consider and vote upon the issuance of CBSI Common Stock in connection with the Merger Agreement (the "CBSI Merger Proposal"). Approval of the proposal amending the Articles of Incorporation to increase the number of authorized shares is a condition to the consummation of the Merger. Based upon the value of the shares of CBSI Common Stock, the number of shares of Claremont Common Stock outstanding and the number of options to purchase Claremont Common Stock under the Claremont stock option plans outstanding as of June 8, 1998 and an exchange rate of between .8359133 and .617849 shares of CBSI Common Stock for each share of Claremont Common Stock (the "Exchange Ratio"), CBSI would issue from 7,728,293 shares to 5,712,217 shares of CBSI Common Stock. In addition, CBSI would assume options to purchase Claremont Common Stock which would be converted into options to purchase from 1,385,275 shares to 1,023,899 shares of CBSI Common Stock. See "CBSI SPECIAL MEETING."

     THE BOARD OF DIRECTORS OF CBSI HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT CBSI SHAREHOLDERS VOTE IN FAVOR OF THE CBSI SHARE PROPOSAL AND THE CBSI MERGER PROPOSAL.

CLAREMONT SPECIAL MEETING

     At the Claremont Special Meeting, holders of Claremont common stock will consider and vote upon: (i) a proposal to approve and adopt the Merger Agreement and the Merger (the "Claremont Merger Proposal"); and (ii) such other matters as may be properly brought before the Claremont Special Meeting or any postponements or adjournments thereof.

     Only holders of record of Claremont common stock, no par value per share ("Claremont Common Stock") at the close of business on May 29, 1998, are entitled to notice of and to vote at the Claremont Special Meeting. At the close of business on that date, 9,245,329 shares of Claremont Common Stock, were outstanding and entitled to vote. The affirmative vote of the holders of shares representing sixty-seven percent (67%) of the number of shares of Claremont Common Stock issued and outstanding is necessary to approve and adopt the Merger Agreement and the Merger. See "SPECIAL MEETING OF CLAREMONT SHAREHOLDERS -- RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED."

     THE BOARD OF DIRECTORS OF CLAREMONT HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE CLAREMONT MERGER PROPOSAL.

Votes Required; Record Date

CBSI

     The CBSI Share Proposal will require the affirmative vote of a majority of the issued and outstanding shares of CBSI Common Stock. The CBSI Merger Proposal will require the affirmative vote of the holders of a majority of the votes cast on the CBSI Merger Proposal. The Board of Directors of CBSI has fixed the close of business on June 1, 1998 as the record date ("CBSI Record Date") for the determination of shareholders entitled to notice of and to vote at the CBSI Special Meeting. Accordingly, only holders of record at the close of business on the CBSI Record Date will be entitled to notice of and to vote at the CBSI Special Meeting.

     On the CBSI Record Date, there were 27,222,900 shares of CBSI Common Stock outstanding. Rajendra B. Vattikuti, President and Chief Executive Officer of CBSI, who beneficially owns approximately 38% of the CBSI Common Stock entitled to vote at the CBSI Special Meeting has agreed to vote in favor of the CBSI Merger Proposal and the CBSI Share Proposal and has granted Claremont an irrevocable proxy to vote his shares of CBSI Common Stock for the CBSI Share Proposal and the CBSI Merger Proposal. As of the CBSI Record Date, the directors and officers of CBSI owned approximately 47% of the outstanding shares of CBSI Common Stock. The CBSI directors and officers have indicated that they presently intend to vote all of their shares in favor of the CBSI Share Proposal and the CBSI Merger Proposal.

CLAREMONT

     The Claremont Merger Proposal will require the affirmative vote of the holders of shares representing sixty-seven percent (67%) of the issued and outstanding shares of Claremont Common Stock. The Board of Directors of Claremont has fixed the close of business on May 29, 1998 as the record date ("Claremont Record Date") for the determination of shareholders entitled to notice of and to vote at the Claremont Special Meeting. Accordingly, only holders of record at the close of business on the Claremont Record Date will be entitled to notice of and to vote at the Claremont Special Meeting.

     On the Claremont Record Date, there were 9,245,329 shares of Claremont Common Stock issued and outstanding. Jerry L. Stone, Chairman of the Claremont Board of Directors, who beneficially owns approximately ten percent (10%) of the Claremont Common Stock entitled to vote at the Claremont Special Meeting has agreed to vote his shares in favor of the Claremont Merger Proposal and has granted CBSI an irrevocable proxy to vote his shares of Claremont Common Stock for the Claremont Merger Proposal. As of the Claremont Record Date, the directors and officers of Claremont owned approximately seventeen percent (17%) of the issued and outstanding shares of Claremont Common Stock. The Claremont directors and officers have indicated that they presently intend to vote all of their shares in favor of the Claremont Merger Proposal.

Voting; Quorum

CBSI

     Each holder of record of CBSI Common Stock on the CBSI Record Date is entitled to cast one vote per share, in person or by properly executed proxy, on any matter that may come before the CBSI Special Meeting. The presence in person or by properly executed proxy, of the holders of a majority of the shares of CBSI Common Stock outstanding is necessary to constitute a quorum at the CBSI Special Meeting.

CLAREMONT

     Each holder of record of Claremont Common Stock on the Claremont Record Date is entitled to cast one vote per share, in person or by properly executed proxy on any matter that may properly come before the Claremont Special Meeting. The presence in person or by properly executed proxy, of the holders of a majority of the shares of Claremont Common Stock issued and outstanding is necessary to constitute a quorum at the Claremont Special Meeting.

Change of Vote

CBSI

     A CBSI shareholder who executes a proxy may revoke it at any time prior to its exercise at the CBSI Special Meeting by giving notice to the Secretary of CBSI at CBSI's headquarters at 32605 West Twelve Mile Road, Suite 250, Farmington Hills, Michigan, 48334, by signing and returning a later dated proxy or by voting in person at the CBSI Special Meeting.

CLAREMONT

     A Claremont shareholder who executes a proxy may revoke it at any time prior to its exercise at the Claremont Special Meeting by giving notice to the Secretary of Claremont at Claremont's headquarters located at 1600 N.W. Compton Drive, Suite 210, Beaverton, Oregon, 97006, by signing and returning a later dated proxy with respect to the same shares, or by attending and voting at the Claremont Special Meeting.

THE MERGER

     Pursuant to the Merger Agreement, Merger Sub will be merged with and into Claremont and Claremont will become a wholly-owned subsidiary of CBSI.

MERGER CONSIDERATION

     Each issued and outstanding share of Claremont Common Stock will be converted into the right to receive the number of shares of CBSI Common Stock equal to $27.00 divided by the average per share closing price of CBSI Common Stock for the twenty consecutive trading days, the last of which is the fourth full trading day prior to the consummation of the Merger. In the event that the Closing Value is less than 85% of $38.00, each outstanding share of Claremont Common Stock will be converted into .8359133 shares of CBSI Common Stock. If the Closing Value is more than 115% of $38.00, each outstanding share of Claremont Common Stock will be converted into .617849 shares of CBSI Common Stock. Claremont shareholders will receive cash in lieu of any fractional shares of CBSI Common Stock.

EXCHANGE OF CERTIFICATES

     As soon as practicable after the filing of the Articles of Merger with the State of Oregon, CBSI shall deposit with First Chicago Trust Company of New York (the "Exchange Agent") certificates representing the shares of CBSI Common Stock to be issued in exchange for the outstanding shares of Claremont Common Stock. As soon as practicable after the filing of the Articles of Merger with the State of Oregon, the Exchange Agent will send a transmittal letter with instructions for effectuating the surrender of certificates representing Claremont Common Stock to be exchanged for certificates representing CBSI Common Stock and a cash payment in lieu of fractional shares.

     CLAREMONT SHAREHOLDERS SHOULD NOT FORWARD CERTIFICATES FOR CLAREMONT COMMON STOCK TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS AND SHOULD NOT RETURN STOCK CERTIFICATES WITH THEIR PROXY.

CONDITIONS TO THE MERGER; TERMINATION; FEES

     The consummation of the Merger is subject to various conditions, including:
1) approval by the shareholders of Claremont of the Claremont Merger Proposal;
2) approval by the shareholders of CBSI of the CBSI Share Proposal and the CBSI Merger Proposal; 3) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); the absence of any legal or regulatory restraint or prohibition preventing the consummation of the Merger; 4) receipt of letters from Arthur Andersen LLP and KPMG Peat Marwick LLP, the respective independent public accountants of CBSI and Claremont, stating that they know of nothing that would prohibit the business combination to be effected by the Merger from qualifying as a pooling of interest transaction under generally accepted accounting principles.; and 5) the receipt by each company of an opinion of counsel concerning the tax treatment of the Merger.

     The Merger Agreement may be terminated at any time prior to the consummation of the Merger, whether before or after approval of the matters presented in connection with the Merger by the shareholders of CBSI or
Claremont: (i) by mutual written consent of CBSI and Claremont; (ii) by either CBSI or Claremont if the Merger has not been consummated by August 31, 1998; however, this right is not available to a party whose failure to fulfill any obligation under the Merger Agreement is the cause of the failure of the Merger to occur on or before August 31, 1998; (iii) by either CBSI or Claremont if a court or other governmental entity has issued a nonappealable final order, decree or ruling permanently enjoining the Merger; however, this right is not available to a party that has not complied with its obligations to hold the special meeting of shareholders required by the Merger Agreement; (iv) by CBSI, if the requisite vote of the shareholders of Claremont in favor of the Claremont Merger Proposal is not obtained; (v) by Claremont, if the requisite vote of the shareholders of CBSI in favor of the CBSI Share Proposal and the CBSI Merger Proposal is not obtained; (vi) by CBSI, if the Claremont Board of Directors withdraws or modifies its recommendation of the Merger Agreement in a manner adverse to CBSI; (vii) by CBSI, if the Claremont Board of Directors recommends to shareholders of Claremont an Alternative Transaction (as defined in the Merger Agreement); (viii) by CBSI, if the Claremont Board of Directors recommends a tender or exchange offer for more than 15% of the outstanding shares of Claremont Common Stock; (ix) by CBSI, if a tender offer for Claremont is successfully concluded whether or not recommended by the Claremont Board of Directors; (x) by Claremont, if the CBSI Board of Directors withdraws or modifies its recommendation of the CBSI Merger Proposal or the CBSI Share Proposal in a manner that is adverse to Claremont for any reason other than the occurrence of an event or discovery of the falsity of a representation or warranty that has a material adverse effect on Claremont; and (xi) by CBSI or Claremont if there has been a material breach of any representation or warranty by the other, subject to the right to cure such a breach.

     Claremont will pay CBSI a termination fee of $10 million if the Merger Agreement is terminated due to: (i) the Claremont Board of Directors recommending an Alternative Transaction; (ii) the Claremont Board of Directors recommending a tender or exchange offer for more than 15% of the outstanding shares of Claremont Common Stock; (iii) the successful completion of a tender offer for Claremont whether or not recommended by the Claremont Board of Directors; or (iv) the failure of Claremont to receive the requisite vote for approval of the Merger Agreement if Claremont fails to hold a shareholders' meeting as the result of an Alternative Transaction.

LISTING

     It is a condition to the Merger that CBSI use its best efforts to cause the shares of CBSI Common Stock to be issued in the Merger to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance.

APPRAISAL AND DISSENTERS' RIGHTS

     Dissenter's rights are not applicable as shares of Claremont Common Stock are quoted on the Nasdaq National Market.

GOVERNMENTAL APPROVALS REQUIRED

     The consummation of the Merger is subject to certain regulatory approvals, including compliance with applicable federal and state securities laws and the HSR Act. On June 3, 1998, CBSI and Claremont filed a Notification and Report form, together with a request for early termination of the waiting period, under the HSR Act with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division"). The waiting period under the HSR Act with respect to such filings is expected to expire on July 3, 1998.

ANTICIPATED ACCOUNTING TREATMENT

     It is a condition of closing that the Merger qualify as a pooling of interests, which means that the two companies will be treated as if they had always been combined for accounting and financial reporting purposes.

STOCK OPTIONS

     At the Effective Time (as defined in the Merger Agreement), outstanding options to purchase Claremont Common Stock granted under Claremont's 1992 Stock Incentive Plan (the "Claremont 1992 Plan") will be assumed by CBSI and will be deemed to constitute options to purchase shares of CBSI Common Stock at the Exchange Ratio. As of May 29, 1998, there were outstanding options to purchase 1,657,199 shares of Common Stock under the Claremont 1992 Plan.

OPINIONS OF FINANCIAL ADVISORS

     UBS Securities LLC ("UBS"), financial advisor to CBSI, delivered its written opinion dated April 8, 1998 to the Board of Directors of CBSI that, as of such date, the consideration proposed to be paid by CBSI pursuant to the Merger was fair to CBSI from a financial point of view. See "THE MERGER -- OPINION OF CBSI'S FINANCIAL ADVISOR".

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), financial advisor to Claremont, delivered its written opinion dated April 8, 1998 to the Board of Directors of Claremont that, as of such date, and based on, and subject to, the assumptions, limitations and qualifications set forth in such opinion, the Conversion Number was fair to the holders of Claremont Common Stock from a financial point of view. DLJ subsequently reconfirmed its written opinion as of June 8, 1998. See "THE MERGER -- OPINION OF CLAREMONT'S FINANCIAL ADVISOR".

     For information on the assumptions made, matters considered and limits of the review undertaken by UBS and DLJ, see the opinions of UBS and DLJ attached as Annexes B and C, respectively, to this Joint Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     The Merger Agreement provides for indemnification and insurance arrangements for Claremont directors and officers.

CERTAIN TAX CONSEQUENCES

     As more fully set forth under the heading "THE MERGER -- CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" herein, it is expected that the Merger will constitute a reorganization for federal income tax purposes and, accordingly, no gain or loss will be recognized for federal income tax purposes by holders of Claremont Common Stock upon the exchange of Claremont Common Stock for CBSI Common Stock in the Merger (except with respect to any cash received in lieu of a fractional share of CBSI Common Stock). The obligation of CBSI to consummate the Merger is conditioned on the receipt by CBSI of an opinion of Butzel Long, its counsel, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). The obligation of Claremont to consummate the Merger is conditioned on the receipt by Claremont of an opinion of Ater Wynne Hewitt Dodson & Skerritt, LLP, its counsel, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code. Holders of Claremont Common Stock are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

     The rights of shareholders of Claremont currently are governed by Oregon law, and Claremont's Second Restated Articles of Incorporation and Second Amended and Restated Bylaws. Upon consummation of the

Merger, shareholders of Claremont will become shareholders of CBSI, which is a Michigan corporation, and their rights as shareholders of CBSI will be governed by Michigan law and CBSI's Restated Articles of Incorporation and Bylaws. For a discussion of various differences between the rights of shareholders of Claremont and the rights of shareholders of CBSI, see "DESCRIPTION OF CBSI CAPITAL STOCK" and "COMPARISON OF RIGHTS OF SHAREHOLDERS OF CBSI AND CLAREMONT".

                            MARKET PRICE INFORMATION

     CBSI Common Stock is listed on the Nasdaq National Market under the symbol "CBSL". Claremont Common Stock is listed on the Nasdaq National Market under the symbol "CLMT." On February 18, 1998, the Board of Directors of CBSI declared a two-for-one split of CBSI's Common Stock, effected in the form of a stock dividend which was paid on March 19, 1998 to the shareholders of record on March 5, 1998.

     The table below sets forth, for the fiscal quarters indicated, the reported high and low closing prices of CBSI Common Stock and Claremont Common Stock on the Nasdaq National Market.

     On June 8, 1998, the most recent practicable date prior to the printing of this Joint Proxy Statement/Prospectus, the last reported sales prices of CBSI and Claremont Common Stock on the Nasdaq National Market were $26 7/8 per share and $20 9/16 per share, respectively. On April 8, 1998, the last full trading day prior to the public announcement of the Merger Agreement, the closing prices of CBSI Common Stock and Claremont Common Stock were $39.31 per share and $22.25 per share, respectively.

     Based on an exchange ratio of .8359133 shares of CBSI Common Stock for each share of Claremont Common Stock, the equivalent pro forma per share value of Claremont Common Stock on June 8, 1998 was $22 7/16.

                               CBSI COMMON STOCK
                (AS ADJUSTED FOR THE MARCH 19, 1998 STOCK SPLIT)

                                                                 HIGH      LOW
Fiscal Year Ending December 31, 1998
  Second Quarter (through June 8, 1998).....................    $42.13    $23.50
  First Quarter.............................................     35.88     19.56
Fiscal Year Ended December 31, 1997
  Fourth Quarter............................................     23.82     14.25
  Third Quarter.............................................     16.19     12.00
  Second Quarter............................................     12.88      4.44
  First Quarter (from March 5, 1997, date of I.P.O.)........      6.13      4.38

                             CLAREMONT COMMON STOCK

                                                                 HIGH      LOW
Fiscal Year Ending June 30, 1998
  Fourth Quarter (through June 8, 1998).....................    $24.38    $14.50
  Third Quarter.............................................     19.00     10.38
  Second Quarter............................................     24.75     16.63
  First Quarter.............................................     23.75     13.38
Fiscal Year Ended June 30, 1997
  Fourth Quarter............................................     24.75     13.50
  Third Quarter.............................................     28.25     20.50
  Second Quarter............................................     36.75     23.50
  First Quarter (from July 19, 1996, date of I.P.O.)........     36.00     15.50

     Because the market price of CBSI Common Stock is subject to fluctuation, the number and market value of the shares of CBSI Common Stock that holders of Claremont Common Stock will receive in the Merger may increase or decrease prior to the Merger.

     CBSI AND CLAREMONT SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR CBSI AND CLAREMONT COMMON STOCK.

                            DIVIDEND POLICY -- CBSI

     CBSI currently intends to retain future earnings, if any, to fund the development and growth of its business and does not anticipate paying any cash dividends on CBSI Common Stock in the foreseeable future.

            RESTRICTION ON RESALE OF SECURITIES ISSUED IN THE MERGER

     Shares of CBSI Common Stock issued in the Merger will be freely transferable, except for shares issued to persons who may be deemed "affiliates" of CBSI or Claremont, which shares will be subject to restrictions on resale under Rule 145 of the Securities Act, in addition to the restrictions agreed to by such affiliates in the Merger Agreement in connection with the requirement that the Merger be accounted for as a pooling of interests.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The historical financial data included in this Joint Proxy
Statement/Prospectus is derived from the financial statements of CBSI and Claremont. CBSI's fiscal year end is December 31. Claremont's fiscal year end is June 30 or the Friday closest to June 30. For convenience, Claremont has indicated that its fiscal year ends on June 30 for all years presented, and that its interim periods end on September 30, December 31 and March 31.

     On February 18, 1998, the Board of Directors of CBSI declared a two-for-one split of CBSI's Common Stock, effected in the form of a stock dividend payable on March 19, 1998 to shareholders of record on March 5, 1998. All agreements concerning stock options provide for the issuance of additional shares due to the declaration of the stock split. All references to number of shares, except shares authorized, the number of options and per share information in this Joint Proxy Statement/Prospectus related to CBSI have been adjusted to reflect the stock split on a retroactive basis.

     On November 20, 1997 and January 27, 1998, CBSI closed merger agreements with Synergy Software, Inc. ("Synergy") and c.w. Costello & Associates, inc. ("Costello"), respectively. The mergers were accounted for by the pooling of interests method of accounting, and accordingly, the consolidated balance sheets, statements of income, cash flows and shareholders' equity and all financial information of CBSI included in this Joint Proxy Statement/Prospectus have been retroactively restated.

CBSI

     The selected historical financial information of CBSI for each of the five years ended December 31, 1997, are derived from CBSI's Consolidated Financial Statements and related Notes thereto. The selected financial data as of and for each of the interim periods ended March 31, 1998 and 1997, are derived from the Unaudited Condensed Consolidated Financial Statements of CBSI, which in the opinion of management, include all adjustments that are necessary for a fair presentation of the results for the interim periods, and all such adjustments that are of a normal recurring nature. The results of operations for the interim period ended March 31, 1998 are not necessarily indicative of the results to be expected for any other interim period or for the full year. The amounts provided as pro forma statement of income data have been provided to reflect CBSI as if it was a C corporation for the periods presented.

     The selected historical financial information should be read in conjunction with "CBSI's Management Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated and Unaudited Condensed Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Joint Proxy Statement/Prospectus.

                                                                                                      THREE MONTHS
                                                                                                          ENDED
                                                            YEARS ENDED DECEMBER 31,                    MARCH 31,
                                                -------------------------------------------------   -----------------
                                                 1993      1994      1995       1996       1997      1997      1998
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL STATEMENT OF INCOME DATA:
  Revenues....................................  $57,497   $77,703   $98,086   $135,307   $193,950   $41,469   $60,537
  Cost of revenues............................   42,951    57,655    74,311     99,850    142,954    30,371    42,345
                                                -------   -------   -------   --------   --------   -------   -------
  Gross profit................................   14,546    20,048    23,775     35,457     50,996    11,098    18,192
  Selling, general and administrative
    expenses..................................   11,779    16,075    19,573     28,194     40,385     8,551    11,990
  Merger costs................................       --        --        --         --      1,203        --     3,421
                                                -------   -------   -------   --------   --------   -------   -------
  Income from operations......................    2,767     3,973     4,202      7,263      9,408     2,547     2,781
  Other expense (income)......................      221       385       738        765       (469)       92      (538)
                                                -------   -------   -------   --------   --------   -------   -------
  Income before provision for income taxes and
    minority interest.........................    2,546     3,588     3,464      6,498      9,877     2,455     3,319
  Provision for income taxes..................      232       282       138        194      4,234     1,135     3,048
  Minority interest...........................      127       176       252        158         82        82        --
                                                -------   -------   -------   --------   --------   -------   -------
  Net income..................................  $ 2,187   $ 3,130   $ 3,074   $  6,146   $  5,561   $ 1,238   $   271
                                                =======   =======   =======   ========   ========   =======   =======
Pro forma incremental income tax benefit..............................................   $   (764)  $  (315)  $(1,417)
                                                                                         ========   =======   =======
Pro forma net income..................................................................   $  6,325   $ 1,553   $ 1,688
                                                                                         ========   =======   =======
Pro forma diluted earnings per share..................................................   $   0.26   $  0.07   $  0.06
                                                                                         ========   =======   =======
Diluted weighted average shares outstanding...........................................     24,727    21,453    28,438
                                                                                         ========   =======   =======

                                                                                                            AS OF
                                                                      AS OF DECEMBER 31,                  MARCH 31,
                                                       ------------------------------------------------   ---------
                                                        1993      1994      1995      1996       1997       1998
                                                                              (IN THOUSANDS)
HISTORICAL BALANCE SHEET DATA:
  Cash and cash equivalents..........................  $   597   $ 1,438   $ 1,263   $ 3,937   $ 57,458   $ 49,674
  Working capital....................................    4,340     6,492    10,237    14,308     67,932     67,184
  Total assets.......................................   18,809    26,063    31,317    45,582    112,384    111,006
  Revolving credit facility and total debt...........    4,436     6,685     7,946    10,226      3,380         --
  Total shareholders' equity.........................    7,908    10,607    12,637    19,606     79,921     80,354

CLAREMONT

     The selected historical financial information of Claremont for each of the five fiscal years ended June 30, 1997, are derived from Claremont Consolidated Financial Statements and related Notes thereto.

     The selected financial data as of and for each of the interim periods ended March 31, 1998 and 1997, are derived from the Unaudited Condensed Consolidated Financial Statements of Claremont, which in the opinion of management, include all adjustments that are necessary for a fair presentation of the results for the interim period, and all such adjustments that are of a normal recurring nature. The results of operations for the interim period ended March 31, 1998 are not necessarily indicative of the results to be expected for any other interim period or for the full year.

     The selected historical financial information should be read in conjunction with "Claremont's Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated and Unaudited Condensed Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Joint Proxy Statement/Prospectus.

                                                                                                       NINE MONTHS
                                                                                                          ENDED
                                                               YEARS ENDED JUNE 30,                     MARCH 31,
                                                  -----------------------------------------------   -----------------
                                                   1993      1994      1995      1996      1997      1997      1998
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL STATEMENT OF OPERATIONS DATA:
  Revenues......................................  $15,667   $15,713   $27,292   $47,325   $67,332   $48,091   $66,599
  Cost of revenues..............................    9,112     9,106    13,704    26,398    35,825    25,305    38,811
                                                  -------   -------   -------   -------   -------   -------   -------
  Gross profit..................................    6,555     6,607    13,588    20,927    31,507    22,786    27,788
  Selling, general and administrative
    expenses....................................    3,781     4,214    10,156    15,485    24,591    16,616    25,393
  Non-recurring charges.........................       --        --        --        --        --        --     7,539
                                                  -------   -------   -------   -------   -------   -------   -------
  Income (loss) from operations.................    2,774     2,393     3,432     5,442     6,916     6,170    (5,144)
  Other expense (income)........................      (21)      (12)      (67)      169      (374)     (298)      (59)
                                                  -------   -------   -------   -------   -------   -------   -------
  Income (loss) before provision for income
    taxes.......................................    2,795     2,405     3,499     5,273     7,290     6,468    (5,085)
  Provision for income taxes....................    1,204       953     1,352     2,250     3,044     2,655       775
                                                  -------   -------   -------   -------   -------   -------   -------
  Net income (loss).............................  $ 1,591   $ 1,452   $ 2,147   $ 3,023   $ 4,246   $ 3,813   $(5,860)
                                                  =======   =======   =======   =======   =======   =======   =======
Diluted earnings (loss) per share...............  $  0.28   $  0.24   $  0.31   $  0.40   $  0.44   $  0.40   $ (0.69)
                                                  =======   =======   =======   =======   =======   =======   =======
Diluted weighted average shares outstanding.....    5,796     6,269     7,319     7,612     9,761     9,673     8,530
                                                  =======   =======   =======   =======   =======   =======   =======

                                                                                                            AS OF
                                                                        AS OF JUNE 30,                    MARCH 31,
                                                        -----------------------------------------------   ---------
                                                         1993      1994      1995      1996      1997       1998
                                                                              (IN THOUSANDS)
HISTORICAL BALANCE SHEET DATA:
  Cash and cash equivalents...........................  $ 1,818   $ 1,870   $   340   $   526   $15,240    $10,521
  Working capital.....................................    1,014     2,045     2,453     3,450    33,174     26,588
  Total assets........................................    4,620     5,492     9,578    22,965    56,141     54,764
  Revolving credit facility and total debt............       60        32       824     7,122     1,578        836
  Total shareholders' equity..........................    1,583     2,883     5,101     8,970    45,405     42,441

PRO FORMA COMBINED -- HISTORICAL

     CBSI has a fiscal year ending December 31 and Claremont has a fiscal year ending June 30. If the Merger is consummated, the fiscal year of Claremont will be conformed to that of CBSI commencing with the fiscal year ending December 31, 1998. Accordingly, the unaudited pro forma combined statement of income data for the year ended December 31, 1997 include Claremont's results of operation for the same period.

     The unaudited pro forma combined statement of income data for the year ended December 31, 1997 combine CBSI's historical results for the year ended December 31, 1997 with Claremont's historical results for the three month periods ended March 31, 1997 and June 30, 1997, and the six month period ended December 31, 1997. The unaudited pro forma combined statement of income data for the years ended December 31, 1996, 1995, 1994 and 1993, respectively, combine CBSI's historical results for the years ended December 31, 1996, 1995, 1994 and 1993, respectively, with Claremont's historical results for the years ended June 30, 1996, 1995, 1994 and 1993, respectively. The unaudited pro forma combined statement of income data for the three month periods ended March 31, 1998 and 1997 combine CBSI and Claremont, historical results for those three month periods. The unaudited pro forma combined statement of income data gives effect to the Merger as if it occurred on July 1, 1992.

                                                                                                      THREE MONTHS
                                                                                                          ENDED
                                                            YEARS ENDED DECEMBER 31,                    MARCH 31,
                                               --------------------------------------------------   -----------------
                                                1993      1994       1995       1996       1997      1997      1998
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA STATEMENT OF INCOME DATA(1):
  Revenues...................................  $73,164   $93,416   $125,378   $182,632   $275,122   $59,946   $83,161
  Cost of revenues...........................   52,063    66,761     88,015    126,248    188,831    40,303    55,694
                                               -------   -------   --------   --------   --------   -------   -------
  Gross profit...............................   21,101    26,655     37,363     56,384     86,291    19,643    27,467
  Selling, general and administrative
    expenses.................................   15,560    20,289     29,729     43,679     70,927    14,974    20,655
  Merger costs and other.....................       --        --         --         --      1,203        --    10,960
                                               -------   -------   --------   --------   --------   -------   -------
  Income (loss) from operations..............    5,541     6,366      7,634     12,705     14,161     4,669    (4,148)
  Other expense (income).....................      200       373        671        934       (560)       15      (559)
                                               -------   -------   --------   --------   --------   -------   -------
  Income (loss) before provision for income
    taxes and minority interest..............    5,341     5,993      6,963     11,771     14,721     4,654    (3,589)
  Provision for income taxes.................    1,436     1,235      1,490      2,444      6,301     2,038     3,048
  Minority interest..........................      127       176        252        158         82        82        --
                                               -------   -------   --------   --------   --------   -------   -------
  Net income (loss)..........................  $ 3,778   $ 4,582   $  5,221   $  9,169   $  8,338   $ 2,534   $(6,637)
                                               =======   =======   ========   ========   ========   =======   =======
Pro forma incremental income tax benefit..............................................   $   (764)  $  (315)  $(1,417)
                                                                                         ========   =======   =======
Pro forma net income (loss)...........................................................   $  9,102   $ 2,849   $(5,220)
                                                                                         ========   =======   =======
Pro forma diluted earnings (loss) per share...........................................   $   0.28   $  0.10   $ (0.15)
                                                                                         ========   =======   =======
Diluted weighted average shares outstanding...........................................     32,886    29,539    34,032
                                                                                         ========   =======   =======

                                                                 AS OF          AS OF
                                                              DECEMBER 31,    MARCH 31,
                                                              ------------    ---------
                                                                  1997          1998
                                                                   (IN THOUSANDS)
PRO FORMA BALANCE SHEET DATA(1):
  Cash and cash equivalents.................................    $ 61,861      $ 60,195
  Working capital(2)........................................      96,042        87,272
  Total assets..............................................     171,987       165,770
  Revolving credit facility and total debt..................       4,470           836
  Total shareholders' equity(2).............................     128,675       116,295

-------------------------
(1) In January 1996 and February 1997, Claremont purchased certain assets and liabilities of two entities. Since the separate operations of these entities are not material, no pro forma adjustments related to these acquisitions have been provided.

(2) Adjusted to reflect the intent of the companies to incur an estimated $6.5 million of non-recurring merger costs.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The following unaudited pro forma combined condensed balance sheet and statements of income give pro forma effect to the Merger of CBSI and Claremont as if it had occurred on the first day of each period presented. The Merger will be accounted for by the pooling of interests method of accounting. The unaudited pro forma combined condensed balance sheet and statements of income do not purport to be indicative of the financial position or the results of operations of CBSI had the transaction actually been completed on the first day of each period presented, or which may be obtained in the future.

     The unaudited pro forma combined condensed balance sheet as of March 31, 1998 combines CBSI and Claremont balance sheets as of that date.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                              AS OF MARCH 31, 1998
                                 (IN THOUSANDS)

                                                                    HISTORICAL
                                                  HISTORICAL         CLAREMONT         MERGER
                                               COMPLETE BUSINESS    TECHNOLOGY       PRO FORMA       PRO FORMA
                                                SOLUTIONS, INC.     GROUP, INC.    ADJUSTMENT(1)     COMBINED
                  ASSETS
Current assets:
  Cash and cash equivalents................        $ 49,674           $10,521          $   --        $ 60,195
  Accounts receivable, net.................          45,858            22,062              --          67,920
  Prepaid expenses and other...............           2,139             3,737              --           5,876
                                                   --------           -------          ------        --------
       Total current assets................          97,671            36,320              --         133,991
                                                   --------           -------          ------        --------
Property and equipment, net................           9,393             6,260              --          15,653
Goodwill, net..............................           2,772             3,027              --           5,799
Computer software and other assets, net....           1,170             9,157              --          10,327
                                                   --------           -------          ------        --------
       Total assets........................        $111,006           $54,764          $   --        $165,770
                                                   ========           =======          ======        ========
   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accrued payroll and related costs........        $ 14,629           $ 5,481          $   --        $ 20,110
  Accounts payable.........................           6,863             2,536              --           9,399
  Note payable and other debt..............              --               833              --             833
  Distribution payable to shareholders.....           1,458                --              --           1,458
  Deferred revenue.........................           1,810               760              --           2,570
  Other accrued liabilities................           5,727               122           6,500          12,349
                                                   --------           -------          ------        --------
       Total current liabilities...........          30,487             9,732           6,500          46,719
                                                   --------           -------          ------        --------
Other liabilities..........................             165             2,591              --           2,756
Commitments and contingencies
Shareholders' equity:
  Preferred stock..........................              --                --              --              --
  Common stock.............................              --                --              --              --
  Additional paid-in capital...............          74,180            36,301              --         110,481
  Retained earnings........................          10,131             6,183           6,500           9,814
  Stock subscriptions receivable...........          (3,249)               --              --          (3,249)
  Cumulative translation adjustment........            (708)              (43)             --            (751)
                                                   --------           -------          ------        --------
       Total shareholders' equity..........          80,354            42,441           6,500         116,295
                                                   --------           -------          ------        --------
       Total liabilities and shareholders'
          equity...........................        $111,006           $54,764          $   --        $165,770
                                                   ========           =======          ======        ========

-------------------------
(1) The companies intend to incur an estimated $6.5 million of non-recurring merger costs.

     The unaudited pro forma combined condensed statement of income for the year ended December 31, 1997 combines CBSI's historical results for the year ended December 31, 1997 with Claremont's historical results for the three month periods ended March 31, 1997 and June 30, 1997, and the six month period ended December 31, 1997. The unaudited pro forma combined condensed statements of income for the years ended December 31, 1996 and 1995, respectively, combine CBSI's historical results for the years ended December 31, 1996 and 1995, respectively, with Claremont's historical results for the years ended June 30, 1996 and 1995, respectively. The unaudited pro forma combined condensed statements of income for the three month periods ended March 31, 1998 and 1997 combine CBSI and Claremont, historical results for those three month periods.

     The unaudited pro forma combined condensed statements of income shown below for the three month periods ended March 31, 1998 and 1997, and the years ended December 31, 1997, 1996, and 1995, give effect to the following transactions, where applicable, as if such transactions had occurred as of the beginning of the periods;

          (i) amortization of goodwill over a period of 20 years as a result of CBSI's purchase of the 28% minority interest in CBS Mauritius, including the elimination of the minority interest;

          (ii) elimination of interest expense to give effect to the repayment of CBSI's revolving credit facility and long-term debt;

          (iii) provision/benefit for Federal and state income taxes at the effective income tax rate as if CBSI, Synergy and Costello had been taxed as C corporations and no foreign tax holidays had been granted during the periods presented; and

          (iv) merger with Claremont.

     The pro forma combined condensed statements of income do not include any one-time, non-recurring merger costs, currently estimated to be $6.5 million; nor do they incorporate any benefits from any potential cost savings or synergies following the Merger.

               PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            HISTORICAL
                                         HISTORICAL                         PRO FORMA        CLAREMONT
                                      COMPLETE BUSINESS    PRO FORMA    COMPLETE BUSINESS   TECHNOLOGY     PRO FORMA
                                       SOLUTIONS, INC.    ADJUSTMENTS    SOLUTIONS, INC.    GROUP, INC.     COMBINED
Revenues............................       $60,537          $    --          $60,537          $22,624       $83,161
Cost of revenues....................        42,345               --           42,345           13,349        55,694
                                           -------          -------          -------          -------       -------
      Gross profit..................        18,192               --           18,192            9,275        27,467
Selling, general and administrative
  expenses..........................        11,990               --           11,990            8,665        20,655
Merger costs and other..............         3,421               --            3,421            7,539        10,960
                                           -------          -------          -------          -------       -------
      Income (loss) from
         operations.................         2,781               --            2,781           (6,929)       (4,148)
Other expense (income)..............          (538)              --             (538)             (21)         (559)
                                           -------          -------          -------          -------       -------
      Income (loss) before provision
         for income taxes...........         3,319               --            3,319           (6,908)       (3,589)
Provision for income taxes..........         3,048           (1,417)           1,631               --         1,631
                                           -------          -------          -------          -------       -------
      Net income (loss).............       $   271          $ 1,417          $ 1,688          $(6,908)      $(5,220)
                                           =======          =======          =======          =======       =======
Diluted earnings (loss) per share...                                         $  0.06                        $ (0.15)
                                                                             =======                        =======
Weighted average shares
  outstanding.......................                                          28,438                         34,032
                                                                             =======                        =======

                FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            HISTORICAL
                                         HISTORICAL                         PRO FORMA        CLAREMONT
                                      COMPLETE BUSINESS    PRO FORMA    COMPLETE BUSINESS   TECHNOLOGY     PRO FORMA
                                       SOLUTIONS, INC.    ADJUSTMENTS    SOLUTIONS, INC.    GROUP, INC.     COMBINED
Revenues............................       $41,469           $  --           $41,469          $18,477       $59,946
Cost of revenues....................        30,371              --            30,371            9,932        40,303
                                           -------           -----           -------          -------       -------
      Gross profit..................        11,098              --            11,098            8,545        19,643
Selling, general and administrative
  expenses..........................         8,551              24             8,575            6,423        14,998
                                           -------           -----           -------          -------       -------
      Income from operations........         2,547             (24)            2,523            2,122         4,645
Other expense (income)..............            92             (53)               39              (77)          (38)
                                           -------           -----           -------          -------       -------
      Income before provision for
         income taxes and minority
         interest...................         2,455              29             2,484            2,199         4,683
Provision for income taxes..........         1,135            (295)              840              903         1,743
Minority interest...................            82             (82)               --               --            --
                                           -------           -----           -------          -------       -------
      Net income....................       $ 1,238           $ 406           $ 1,644          $ 1,296       $ 2,940
                                           =======           =====           =======          =======       =======
Diluted earnings per share..........                                         $  0.08                        $  0.10
                                                                             =======                        =======
Weighted average shares
  outstanding.......................                                          21,453                         29,539
                                                                             =======                        =======

               PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            HISTORICAL
                                         HISTORICAL                         PRO FORMA        CLAREMONT
                                      COMPLETE BUSINESS    PRO FORMA    COMPLETE BUSINESS   TECHNOLOGY     PRO FORMA
                                       SOLUTIONS, INC.    ADJUSTMENTS    SOLUTIONS, INC.    GROUP, INC.     COMBINED
Revenues............................      $193,950           $  --          $193,950          $81,172       $275,122
Cost of revenues....................       142,954              --           142,954           45,877        188,831
                                          --------           -----          --------          -------       --------
    Gross profit....................        50,996              --            50,996           35,295         86,291
Selling, general and administrative
  expenses..........................        40,385              24            40,409           30,542         70,951
Merger costs........................         1,203              --             1,203               --          1,203
                                          --------           -----          --------          -------       --------
    Income from operations..........         9,408             (24)            9,384            4,753         14,137
Other expense (income)..............          (469)            (53)             (522)             (91)          (613)
                                          --------           -----          --------          -------       --------
    Income before provision for
      income taxes and minority
      interest......................         9,877              29             9,906            4,844         14,750
Provision for income taxes..........         4,234            (744)            3,490            2,067          5,557
Minority interest...................            82             (82)               --               --             --
                                          --------           -----          --------          -------       --------
    Net income......................      $  5,561           $ 855          $  6,416          $ 2,777       $  9,193
                                          ========           =====          ========          =======       ========
Diluted earnings per share..........                                        $   0.26                        $   0.28
                                                                            ========                        ========
Weighted average shares
  outstanding.......................                                          24,727                          32,886
                                                                            ========                        ========

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               HISTORICAL
                                            HISTORICAL                         PRO FORMA        CLAREMONT
                                         COMPLETE BUSINESS    PRO FORMA    COMPLETE BUSINESS   TECHNOLOGY     PRO FORMA
                                          SOLUTIONS, INC.    ADJUSTMENTS    SOLUTIONS, INC.    GROUP, INC.     COMBINED
Revenues...............................      $135,307          $    --         $135,307          $47,325       $182,632
Cost of revenues.......................        99,850               --           99,850           26,398        126,248
                                             --------          -------         --------          -------       --------
    Gross profit.......................        35,457               --           35,457           20,927         56,384
Selling, general and administrative
  expenses.............................        28,194              147           28,341           15,485         43,826
                                             --------          -------         --------          -------       --------
    Income from operations.............         7,263             (147)           7,116            5,442         12,558
Other expense (income).................           765             (610)             155              169            324
                                             --------          -------         --------          -------       --------
    Income before provision for income
      taxes and minority interest......         6,498              463            6,961            5,273         12,234
Provision for income taxes.............           194            2,400            2,594            2,250          4,844
Minority interest......................           158             (158)              --               --             --
                                             --------          -------         --------          -------       --------
    Net income.........................      $  6,146          $(1,779)        $  4,367          $ 3,023       $  7,390
                                             ========          =======         ========          =======       ========
Diluted earnings per share.............                                        $   0.21                        $   0.27
                                                                               ========                        ========
Weighted average shares outstanding....                                          21,100                          27,463
                                                                               ========                        ========

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                HISTORICAL
                                             HISTORICAL                         PRO FORMA        CLAREMONT
                                          COMPLETE BUSINESS    PRO FORMA    COMPLETE BUSINESS   TECHNOLOGY    PRO FORMA
                                           SOLUTIONS, INC.    ADJUSTMENTS    SOLUTIONS, INC.    GROUP, INC.   COMBINED
Revenues.................................      $98,086          $   --           $98,086          $27,292     $125,378
Cost of revenue..........................       74,311              --            74,311           13,704       88,015
                                               -------          ------           -------          -------     --------
      Gross profit.......................       23,775              --            23,775           13,588       37,363
Selling, general and administrative
  expenses...............................       19,573             147            19,720           10,156       29,876
                                               -------          ------           -------          -------     --------
      Income from operations.............        4,202            (147)            4,055            3,432        7,487
Other expense (income)...................          738            (724)               14              (67)         (53)
                                               -------          ------           -------          -------     --------
      Income before provision for income
         taxes and minority interest.....        3,464             577             4,041            3,499        7,540
Provision for income taxes...............          138           1,177             1,315            1,352        2,667
Minority interest........................          252            (252)               --               --           --
                                               -------          ------           -------          -------     --------
      Net income.........................      $ 3,074          $ (348)          $ 2,726          $ 2,147     $  4,873
                                               =======          ======           =======          =======     ========
Diluted earnings per share...............                                        $  0.14                      $   0.19
                                                                                 =======                      ========
Weighted average shares outstanding......                                         20,083                        26,201
                                                                                 =======                      ========

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data of CBSI and Claremont and combined per share data on an unaudited pro forma basis after giving effect to the Merger accounted for under the pooling of interest method of accounting and assuming that .8359133 shares of CBSI Common Stock, the lower end of the conversion range, were issued in exchange for each share of Claremont Common Stock issued and outstanding. If the highest end of the conversion range were used .617849, the pro forma combined per Claremont Common Share net income and book value would be approximately 20% less. This data should be read in conjunction with the Selected Historical and Pro Forma Financial Data and the historical audited and unaudited financial statements of CBSI and Claremont and the notes thereto that are included elsewhere in this Joint Proxy Statement/Prospectus. The selected pro forma combined financial information of CBSI and Claremont is derived from the unaudited pro forma condensed combined financial statements and should be read in conjunction with such unaudited pro forma statements and notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had CBSI and Claremont been a single entity during the periods presented. Neither CBSI nor Claremont have paid any cash dividends for the periods presented, other than distributions made by CBSI to S corporation shareholders.

                                                                                             THREE MONTHS
                                                                                                 ENDED
                                                                  FISCAL YEARS(1)              MARCH 31,
                                                              -----------------------       ---------------
                                                              1995     1996     1997        1997      1998
CBSI
HISTORICAL PER COMMON SHARE:
BASIC:
  Net income per share......................................  $0.19    $0.38    $0.24       $0.06    $ 0.01
  Pro forma net income......................................   0.12     0.22     0.27        0.07      0.06
  Book value as of period end...............................                     3.00                  2.97
DILUTED:
  Net income per share......................................   0.18     0.33     0.23        0.06      0.01
  Pro forma net income......................................   0.11     0.20     0.26        0.07      0.06
  Book value as of period end...............................                     2.94                  2.81
PRO FORMA COMBINED PER CBSI COMMON SHARE:
BASIC:
  Pro forma net income (loss)...............................   0.22     0.35     0.30        0.11     (0.15)
  Book value as of period end...............................                     3.81                  3.57
DILUTED:
  Pro forma net income (loss)...............................   0.18     0.28     0.28        0.10     (0.15)
  Book value as of period end...............................                     3.61                  3.29
CLAREMONT
HISTORICAL PER COMMON SHARE:
BASIC:
  Net income per share (loss)...............................   0.52     0.66     0.33        0.16     (0.79)
  Book value as of period end...............................                     5.74                  4.79
DILUTED:
  Net income per share (loss)...............................   0.31     0.40     0.28        0.13     (0.79)
  Book value as of period end...............................                     4.82                  4.05
PRO FORMA COMBINED PER CLAREMONT COMMON SHARE:
BASIC:
  Pro forma net income (loss)...............................   0.19     0.29     0.25        0.10     (0.13)
  Book value as of period end...............................                     3.19                  2.98
DILUTED:
  Pro forma net income (loss)...............................   0.15     0.24     0.23        0.08     (0.13)
  Book value as of period end...............................                     3.01                  2.75

-------------------------
(1) The historical per share data for CBSI are as of and for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and March 31, 1998, respectively. The historical per share data for Claremont are as of and for the years ended June 30, 1995, June 30, 1996 and December 31, 1997 and the three months ended March 31, 1997 and March 31, 1998, respectively.

                                  INTRODUCTION

     This Joint Proxy Statement/Prospectus is being furnished to the shareholders of CBSI in connection with the solicitation of proxies by the Board of Directors of CBSI for use at the CBSI Special Meeting to be held at the offices of Butzel Long, 150 West Jefferson, Suite 900, Detroit, Michigan, 48226 on Wednesday, July 22, 1998, at 10:00 a.m., local time, and any and all adjournments or postponements thereof. This Joint Proxy Statement/Prospectus also constitutes the Prospectus of CBSI with respect to the issuance of up to 7,728,293 shares of CBSI Common Stock to be issued to shareholders of Claremont in connection with the Merger, as described below.

     This Joint Proxy Statement/Prospectus is also being furnished to the shareholders of Claremont in connection with the solicitation of proxies by the Board of Directors of Claremont for use at the Claremont Special Meeting to be held at 1600 N.W. Compton Drive, Beaverton, Oregon 97006, on Thursday, July 16, 1998, at 10:00 a.m., local time, and any and all adjournments or postponements thereof.

                              CBSI SPECIAL MEETING

     At the CBSI Special Meeting, holders of CBSI Common Stock will consider and vote upon (i) the CBSI Share Proposal, and (ii) the CBSI Merger Proposal. Michigan law and the Restated Articles of Incorporation of CBSI do not require CBSI to obtain shareholder approval of the Merger; however, the rules of the Nasdaq National Market require CBSI to obtain shareholder approval of the CBSI Merger Proposal. Holders of CBSI Common Stock may also consider and vote upon matters incident to the conduct of the CBSI Special Meeting.

     THE BOARD OF DIRECTORS OF CBSI HAS UNANIMOUSLY APPROVED THE CBSI SHARE PROPOSAL AND THE CBSI MERGER PROPOSAL AND UNANIMOUSLY RECOMMENDS THAT CBSI SHAREHOLDERS VOTE IN FAVOR OF THE CBSI SHARE PROPOSAL AND THE CBSI MERGER PROPOSAL.

RECORD DATE

     The CBSI Board of Directors has fixed the close of business on June 1, 1998 as the CBSI Record Date for determining holders entitled to notice of and to vote at the CBSI Special Meeting.

QUORUM

     The presence in person or by properly executed proxy of holders of a majority of the issued and outstanding shares of CBSI Common Stock is necessary to constitute a quorum at the CBSI Special Meeting.

REQUIRED VOTES

     The CBSI Share Proposal requires the affirmative vote of shareholders owning a majority of the shares of CBSI Common Stock issued and outstanding. Rajendra B. Vattikuti, President and Chief Executive Officer of CBSI and the owner of approximately 38% of the outstanding CBSI Common Stock, has agreed with Claremont to vote in favor of the CBSI Share Proposal and has given Claremont a proxy to vote his shares on the proposal. The directors and officers of CBSI (other than Mr. Vattikuti) own as a group approximately 9% of the outstanding shares of CBSI Common Stock and have indicated their intention to vote in favor of the CBSI Share Proposal.

     The CBSI Merger Proposal requires the approval of the majority of shares of CBSI Common Stock present and voting at the CBSI Special Meeting. The approval of the CBSI Share Proposal is a condition to the consummation of the Merger. Rajendra B. Vattikuti, President and Chief Executive Officer of CBSI and the owner of approximately 38% of the outstanding CBSI Common Stock, has agreed with Claremont to vote in favor of the CBSI Merger Proposal and has given Claremont a proxy to vote his shares on such proposal. The directors and officers of CBSI (other than Mr. Vattikuti) own as a group approximately 9% of the outstanding shares of CBSI Common Stock and have indicated their intention to vote in favor of the CBSI Merger Proposal.

VOTING RIGHTS; PROXIES

     As of the CBSI Record Date, there were 27,222,900 shares of CBSI Common Stock issued and outstanding, each of which entitles the holder thereof to one vote. All shares of CBSI Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH SHARES OF CBSI COMMON STOCK WILL BE VOTED IN FAVOR OF APPROVAL OF THE CBSI SHARE PROPOSAL AND IN FAVOR OF THE CBSI MERGER PROPOSAL. CBSI does not know of any matters other than as described in the accompanying Notice of CBSI Special Meeting that are to come before the CBSI Special Meeting. If any other matter or matters are properly presented for action at the CBSI Special Meeting the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. A shareholder giving a proxy pursuant to this proxy solicitation may revoke it at any time before it is exercised by giving a subsequent proxy, delivering to the Secretary of CBSI a written notice of revocation prior to the voting of the proxy at the CBSI Special Meeting, or attending the CBSI Special Meeting and informing the Secretary of CBSI in writing that such shareholder wishes to vote his or her shares in person. However, mere attendance at the CBSI Special Meeting will not in and of itself have the effect of revoking the proxy.

     Votes cast by proxy or in person at the CBSI Special Meeting will be tabulated by the election inspectors appointed for the meeting and will determine whether or not a quorum is present. The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

SOLICITATION OF PROXIES

     CBSI will bear its own cost of solicitation of proxies. Brokerage houses, fiduciaries, nominees and others will be reimbursed for their out-of-pocket expenses in forwarding proxy materials to beneficial owners of stock held in their names. Certain directors, officers and employees of CBSI may solicit proxies by facsimile, telephone or in person.

     THE MATTERS TO BE CONSIDERED AT THE CBSI SPECIAL MEETING ARE OF GREAT IMPORTANCE TO SHAREHOLDERS OF CBSI. ACCORDINGLY, CBSI SHAREHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.

                   SPECIAL MEETING OF CLAREMONT SHAREHOLDERS

DATE, TIME AND PLACE OF MEETING

     This Joint Proxy Statement/Prospectus is being furnished to holders of Claremont Common Stock, in connection with the solicitation of proxies by the Claremont Board of Directors for use at the Claremont Special Meeting to be held on Thursday, July 16, 1998, at 1600 N.W. Compton Drive, Beaverton, Oregon, 97006, commencing at 10:00 a.m., local time, and any adjournments or postponements thereof. This Joint Proxy Statement/Prospectus and the accompanying form of proxy is first being mailed to shareholders of Claremont on or about June 12, 1998.

MATTERS TO BE CONSIDERED AT THE MEETING

     At the Claremont Special Meeting, shareholders of record of Claremont as of the close of business on May 29, 1998 will consider and vote (i) upon the Claremont Merger Proposal, and (ii) such other business as may properly be brought before the Claremont Special Meeting. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, Merger Sub will merge with and into Claremont, Claremont will become a wholly owned subsidiary of CBSI, all shares of Claremont Common Stock issued and outstanding immediately prior to the Effective Time will be exchanged for that number of shares of CBSI Common Stock equal to the "Conversion Number" determined in accordance with the Merger Agreement. The Conversion Number will be equal to $27.00 divided by the average closing price of CBSI Common Stock for the twenty consecutive trading days, the last of which is the fourth full trading day before the closing of the Merger (the "Closing Value"); provided, however, that if the Closing Value is less than 85% of $38.00, the Conversion Number will be fixed at .8359133 shares of CBSI Common Stock, and if the Closing Value is more than 115% of $38.00, the Conversion Number will be fixed at .617849 shares of CBSI Common Stock. In addition, the Merger Agreement provides that all outstanding options to purchase shares of Claremont Common Stock will be assumed by CBSI and automatically converted into options to purchase that number of shares of CBSI Common Stock as the holder of such Claremont options would have been entitled to receive pursuant to the Merger Agreement had such holder exercised such option in full immediately prior to the closing of the Merger (rounded down to the nearest whole number), at an exercise price determined in accordance with the Merger Agreement. No fractional shares of CBSI Common Stock will be issued in the Merger. The fair market value of any fractional share resulting from the Merger will be paid in cash.

     THE CLAREMONT BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT CLAREMONT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE CLAREMONT MERGER PROPOSAL.

     As of the date of this Joint Proxy Statement/Prospectus, the Claremont Board of Directors does not know of any other matters to be presented for action by the shareholders at the Claremont Special Meeting. Claremont's Second Amended and Restated Bylaws require that notice of shareholder proposals and nominations for director be delivered to the Secretary of Claremont not less than 60 days nor more than 90 days prior to the date of an annual meeting, unless notice or public disclosure of the date of the meeting occurs less than 60 days prior to the date of such meeting, in which event, shareholders may deliver such notice not later than the 10th day following the day on which notice of the date of the meeting was mailed or public disclosure thereof was made. If any other matters are properly brought before the Claremont Special Meeting, the persons named in the proxy will vote the shares represented by such proxy upon such matters as determined by a majority of the Claremont Board of Directors.

RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED

     The close of business on May 29, 1998 has been fixed as the record date for determining the holders of Claremont Common Stock, who are entitled to notice of and to vote at the Claremont Special Meeting. As of the Claremont Record Date, there were 9,245,329 shares of Claremont Common Stock, issued and outstanding and entitled to vote. The presence in person or by proxy of the holders of shares representing a majority of the voting power of the Claremont Common Stock entitled to vote, is necessary to constitute a quorum for the transaction of business at the Claremont Special Meeting. The affirmative vote of holders of shares representing sixty-seven percent (67%) of the number of shares of Claremont Common Stock issued and outstanding is necessary to approve and adopt the Claremont Merger Proposal.

     Abstentions from voting will have the practical effect of voting against the approval of the Claremont Merger Proposal since they represent one less vote for adoption of such proposal.

     A shareholder of Claremont owning an aggregate of 940,200 shares of Claremont Common Stock and representing approximately ten percent (10%) of the outstanding shares of Claremont Common Stock, has given an irrevocable proxy to CBSI to vote all of his shares of Claremont Common Stock for approval of the Claremont Merger Proposal.

PROXIES; PROXY SOLICITATION; EXPENSES

     Shares of Claremont Common Stock represented by properly executed proxies received at or prior to the Claremont Special Meeting that have not been revoked will be voted at the Claremont Special Meeting in accordance with the instructions contained therein. Shares of Claremont Common Stock represented by properly executed proxies for which no instruction is given will be voted "FOR" approval and adoption of the Claremont Merger Proposal. Claremont shareholders are requested to complete, sign, date and return promptly the enclosed proxy card in the prepaid postage envelope provided for this purpose to ensure that their shares are voted. A shareholder may revoke a proxy by submitting at any time prior to the vote on the Claremont Merger Proposal a written notice of revocation to the Secretary of Claremont or by attending the Claremont Special Meeting and voting in person. Mere attendance at the Claremont Special Meeting will not in and of itself revoke a proxy.

     If the Claremont Special Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Claremont Special Meeting all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Claremont Special Meeting (except for any proxies that have theretofore effectively been revoked or withdrawn), notwithstanding that they may have been effectively voted on the same or any other matter at a previous meeting.

     Claremont will bear the cost of soliciting proxies from its shareholders. In addition to solicitation by mail, directors, officers and employees of Claremont may solicit proxies by telephone, telegram, facsimile or otherwise. Such directors, officers and employees of Claremont will not be additionally compensated for such solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection therewith.

                                  RISK FACTORS

RISKS RELATING TO THE MERGER

VARIABILITY OF STOCK PRICES

     The price of CBSI Common Stock at the Effective Time may vary from its price on the date of this Joint Proxy Statement/Prospectus and on the date of the Special Meetings. Such variation may be the result of changes in the business, operations or prospects of CBSI or Claremont, market assessments of the likelihood that the Merger will be consummated, general market and economic conditions and other factors. Because the Effective Time will occur at a date later than the CBSI and Claremont Special Meetings, there can be no assurance that the price of CBSI Common Stock on the date of the CBSI and Claremont Special Meetings will be indicative of its price at the Effective Time. The Merger Agreement provides that the Effective Time will occur as soon as practicable following the CBSI and Claremont Special Meetings and the satisfaction or waiver of the other conditions set forth in the Merger Agreement. Shareholders of CBSI and Claremont are urged to obtain current market quotations for CBSI Common Stock and Claremont Common Stock prior to returning their proxies.

DIFFICULTIES INTEGRATING CLAREMONT

     The Merger involves the integration of two companies that have previously operated independently. No assurance can be given that CBSI will integrate the operations of CBSI and Claremont without encountering difficulties or experiencing the loss of key Claremont personnel or that the benefits expected by the CBSI Board of Directors will be realized. In addition, there can be no assurance that CBSI will realize anticipated synergies from the Merger or that the combination will be accretive to CBSI's earnings in 1998. In addition, CBSI is currently integrating Synergy with which it merged in November of 1997 and Costello with which it merged in January of 1998. There can be no assurance that the integration of Synergy and Costello will not divert the attention of CBSI management from the integration of Claremont.

INCURRENCE OF SIGNIFICANT TRANSACTION COSTS

     CBSI and Claremont expect to incur charges to operations currently estimated to total between approximately $6 million and $7 million in the quarter ending September 30, 1998, the quarter in which the Merger is expected to be consummated, to reflect direct transactions costs, primarily for investment banking, legal, accounting and printing fees, and costs associated with combining the operations of the two companies. Additional expenses may be incurred relating to the integration of the businesses of CBSI and Claremont.

RISKS RELATING TO CBSI

RECRUITMENT AND RETENTION OF IT PROFESSIONALS

     CBSI's business involves delivering IT services and is labor-intensive. CBSI's continued success depends upon its ability to attract, develop, motivate and retain highly-skilled IT professionals and project managers possessing the technical skills and expertise necessary to deliver CBSI's services. Qualified IT professionals are in high demand worldwide and are likely to remain a limited resource for the foreseeable future. There can be no assurance that qualified IT professionals will continue to be available to CBSI in sufficient numbers, with appropriate skill sets and at wages that CBSI is able to pass along to clients, or that CBSI will be successful in retaining current or future employees. Failure to attract or retain qualified IT professionals in sufficient numbers could have a material adverse effect on CBSI's business, operating results and financial condition. Historically, CBSI has conducted a significant portion of its recruiting outside the countries where the client's work was performed. Accordingly, any perception among CBSI's IT professionals, whether or not well founded, that CBSI's ability to assist them in obtaining H-1B temporary work permits and permanent residency status has diminished could lead to significant employee attrition which could result in CBSI incurring increased costs for IT professionals.

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GOVERNMENT REGULATION OF IMMIGRATION

     CBSI recruits its IT professionals on a global basis to create a work force that it can deploy wherever required and, therefore, must comply with the immigration laws in the countries in which it operates, particularly the United States. As of March 31, 1998, approximately 27% of CBSI's worldwide work force was working under H-1B temporary work permits in the United States. There is a limit on the number of new H-1B permits that may be approved in a fiscal year. In years in which this limit is reached, CBSI may be unable to obtain enough H-1B permits to meet its personnel requirements. If CBSI were unable to obtain H-1B permits for its employees in sufficient quantities or at an adequate rate, CBSI's business, operating results and financial condition could be materially and adversely affected. Furthermore, Congress and administrative agencies with jurisdiction over immigration matters have periodically expressed concerns over the levels of legal and illegal immigration into the United States. These concerns have often resulted in proposed legislation, rules and regulations aimed at reducing the number of work permits that may be issued. Any change in such laws and regulations making it more difficult to hire foreign nationals or limiting the ability of CBSI to retain foreign employees, could require CBSI to incur additional unexpected labor costs and other expenses. Any such restrictions or limitations on CBSI's hiring practices could have a material adverse effect on CBSI's business, operating results and financial condition.

INCREASING SIGNIFICANCE AND RISKS OF NON-U.S. OPERATIONS

     CBSI's international consulting and offshore software development operations are important elements of its growth strategy. CBSI opened facilities in the United Kingdom in 1990, in Chennai, India in 1992, in Bangalore, India in 1995 and in Hyderabad, India in 1996. These operations depend greatly upon the political climate, business and technology transfer laws and related restrictions in those countries, and upon the continued development of technology infrastructure. There can be no assurance that CBSI's international operations will continue to be profitable or support CBSI's growth strategy. The risks inherent in CBSI's international business activities include regulatory environments, foreign currency fluctuations, tariffs and other trade barriers, difficulties in managing international operations and potential foreign tax consequences, including repatriation of earnings, the burden of complying with a wide variety of foreign laws, and regulations and unexpected changes in the local and regional political climate and the possible reaction to those changes by the international community, including economic sanctions. CBSI's failure to manage growth, attract and retain personnel, manage major development efforts, or profitably deliver services or a significant interruption in CBSI's ability to transmit data via satellite, could have a material adverse impact on CBSI's ability to maintain and develop successfully its international operations and could have a material adverse effect on CBSI's business, operating results and financial condition.

     CBSI's international operations are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, political risk and risk of increasing duties, taxes and governmental royalties, as well as changes in laws and policies governing operations of foreign-based companies.

VARIABILITY OF OPERATING RESULTS

     CBSI's revenues and operating results are subject to significant variation from quarter to quarter depending on a number of factors, including the timing and number of client projects commenced and completed during the quarter, the number of working days in a quarter, employee hiring, attrition and utilization rates and progress on fixed-price projects during the quarter. Because a high percentage of CBSI's expenses, in particular personnel and facilities costs, are relatively fixed, a variation in revenues may cause significant variations in operating results. Additionally, CBSI periodically incurs cost increases due to both the hiring of new employees and strategic investments in its infrastructure in anticipation of future opportunities for revenue growth. No assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on CBSI's financial condition.

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

DECREASE IN DEMAND FOR YEAR 2000 SERVICES

     CBSI expects that it will continue to receive increased revenues from additional Year 2000 engagements in the near term. However, CBSI expects that Year 2000 engagements and revenues derived from such engagements will peak prior to calendar year 2000 as companies address their needs. Thereafter, CBSI expects that revenues derived from Year 2000 engagements will steadily decline. In the absence of additional revenues from other sources, a decline in such engagements could have a material adverse effect on CBSI's business, operating results and financial condition.

EXPOSURE TO CONDITIONS IN INDIA

     A significant element of CBSI's business strategy is to continue to develop its offshore software development centers in Bangalore and Chennai, India. As of March 31, 1998, CBSI had approximately 30% of its workforce in India. The Indian government, as a means of encouraging foreign investment, has provided significant tax incentives and exemptions to regulatory restrictions. Certain of these benefits that directly affect CBSI include, among others, tax holidays (temporary exemptions from taxation on operating income) and liberalized import and export duties. To be eligible for certain of these tax benefits, CBSI must meet certain conditions. Subject to certain conditions, goods, raw materials and components for production imported by CBSI's offices in India are currently exempt from the levy of a customs duty. A failure to meet such conditions in the future could result in the cancellation of the benefits. There can be no assurance that such tax and import and export benefits will be continued in the future or at their current levels.

     Although wage costs in India are significantly lower than in the United States and elsewhere for comparably skilled IT professionals, wages in India are increasing at a faster rate than in the United States. In the past, India has experienced significant inflation and shortages of foreign exchange, and has been subject to civil unrest and acts of terrorism. Although the inflation rate recently has not been significant, increases in inflation in the future could have a material adverse effect on CBSI's business, operating results and financial condition. Additionally, changes in interest rates, taxation or other social, political, economic or diplomatic developments affecting India in the future could also have a material adverse effect on CBSI's business, operating results and financial condition.

FIXED-PRICE PROJECTS

     CBSI undertakes certain projects on a fixed-price basis, as distinguished from a time-and-materials basis. Significant cost overruns on fixed-price projects could have a material adverse effect on CBSI's business, operating results and financial condition. These risks may be heightened if CBSI acts as a subcontractor in a fixed-price project because of its limited ability to control project variables and to negotiate directly with the ultimate client. Although CBSI intends to keep the number of fixed-price project engagements at approximately current levels, there can be no assurance that any fixed-price project engagements that are accepted by CBSI will be profitable. Failure to achieve profitability on any fixed-price project engagement could have a material adverse effect on CBSI's business, operating results and financial condition.

COMPETITION

     The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of CBSI. Primary competitors include Cambridge Technology Partners, Information Management Resources, Inc., Keane, Inc. and participants within a variety of market segments, including "Big Six" accounting firms, implementation firms, software applications firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than CBSI. In addition, there are relatively few barriers to entry into CBSI's markets and CBSI has faced, and expects to continue to face, additional competition from the entrants into its markets. Moreover, there is a risk that clients may elect to increase their internal IT resources to satisfy their applications solutions needs. Further, the IT services industry is undergoing consolidation which may result in increasing pressure on margins. These factors may limit CBSI's

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

ability to increase prices commensurate with increases in compensation. There can be no assurance that CBSI will compete successfully with existing or new competitors.

MANAGEMENT OF GROWTH

     CBSI's rapid growth and recent mergers have placed significant demands on CBSI's managerial, administrative and operational resources. Revenues have grown from $57.5 million in fiscal year 1993 to $194 million in fiscal year 1997, and the number of employees has grown from 480 as of December 31, 1992 to 3,323 as of March 31, 1998. CBSI's continued growth depends on its ability to recruit and retain IT professionals, to increase its international operations, to add service lines and to further expand its offshore facilities. Effective management of growth initiatives will require CBSI to continue to improve its operational, financial and other management processes and systems and to train, motivate and manage its IT professionals. Failure to manage growth effectively and to train, motivate and manage its IT professionals could have a material adverse effect on CBSI's business, operating results and financial condition.

RAPID TECHNOLOGY CHANGE

     The IT industry is characterized by rapid technological change, evolving industry standards, changing client preferences and new product introductions. CBSI's success will depend in part on its ability to develop IT solutions that keep pace with changes in the IT industry. There can be no assurance that CBSI will be successful in addressing these developments on a timely basis or that, if these developments are addressed, CBSI will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render CBSI's services noncompetitive or obsolete. CBSI's failure to address these developments could have a material adverse effect on CBSI's business, operating results and financial condition.

     A significant number of organizations are attempting to migrate business applications from a mainframe environment to advanced technologies, including client/server architectures and packaged software solutions. As a result, CBSI's ability to remain competitive will be dependent on several factors, including its ability to help existing employees maintain or develop mainframe skills and to train and hire employees with skills in advanced technologies. CBSI's failure to hire, train and retain employees with such skills could have a material and adverse impact on CBSI's business. CBSI's ability to remain competitive will also be dependent on its ability to design and implement, in a timely and cost-effective manner, effective transition strategies for clients moving from the mainframe environment to client/server, packaged software or other advanced architectures. The failure of CBSI to design and implement such transition strategies in a timely and cost-effective manner could have a material adverse effect on CBSI's business.

RISKS RELATED TO ACQUISITIONS AND MERGERS

     As a significant part of its business strategy, CBSI has expanded and will continue to seek to expand its operations through the acquisition of or merger with additional businesses that complement its core skills and have the potential to increase the overall value of CBSI. There can be no assurance that CBSI will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into CBSI without substantial expenses, delays or other operational or financial problems. CBSI continuously evaluates potential business combinations. Future acquisitions and mergers may involve a number of special risks, including diversion of management's attention, failure to retain key and other acquired personnel, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on CBSI's business, operating results and financial condition. Client satisfaction or performance problems within an acquired firm could have a material adverse impact on the reputation of CBSI as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The failure of CBSI to manage its acquisition strategy successfully could have a material adverse effect on CBSI's business, operating results and financial condition. In addition, CBSI may issue additional shares of its Common Stock to acquire such additional businesses which may dilute earnings per share and reduce the percentage ownership of existing shareholders.

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

POTENTIAL LIABILITY TO CLIENTS

     Many of CBSI's engagements, including Year 2000 projects, involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Although CBSI attempts to contractually limit its liability for damages arising from errors, mistakes, omissions or negligent acts in rendering its services, there can be no assurance that its attempts to limit liability will be successful. CBSI's failure or inability to meet a client's expectations in the execution of its services could result in a material adverse change to the client's operations and, therefore, could give rise to claims against CBSI or damage CBSI's reputation, adversely affecting its business, operating results and financial condition.

ABSENCE OF LONG TERM CONTRACTS

     The typical CBSI contractual engagement with a client is for a term of one to three years. Generally, there is no assurance that a client will renew its contract when it terminates. In addition, CBSI's contracts are generally cancelable by the client with 30 to 60 days notice. Under such contracts, clients may unilaterally reduce the use of CBSI's services without penalty. Failure by CBSI to retain its existing clients could materially adversely affect its business, operating results and financial condition.

RISKS RELATING TO CLAREMONT

NEED TO ATTRACT AND RETAIN PROFESSIONAL STAFF

     Claremont's business is labor intensive and depends upon the delivery of professional services. Professional fees represented 95%, 99% and 95% of Claremont's revenue in fiscal year 1996, fiscal year 1997 and the nine months ended March 31, 1998 respectively. Claremont's success will depend in large part upon its ability to attract, train, retain and motivate highly-skilled employees, particularly project managers and other senior technical personnel. There is significant competition for employees with the skills required to perform the services offered by Claremont. Qualified project managers and senior technical and professional staff are in great demand and are likely to remain a limited resource for the foreseeable future. Limitations in the number of available project managers and senior technical and professional staff have impaired Claremont's ability to take on available new projects. There can be no assurance that Claremont will be successful in attracting a sufficient number of highly-skilled employees in the future, or that it will be successful in training, retaining and motivating them. Claremont's inability to attract, train and retain skilled employees or Claremont's employees inability to achieve expected levels of performance could impair Claremont's ability to adequately manage and complete its existing projects and to bid for or obtain new projects. This in turn could have a material adverse effect on Claremont's business, financial condition and results of operations.

VARIABILITY OF QUARTERLY OPERATING RESULTS; SEASONALITY

     Claremont's revenue and operating results have fluctuated and may continue to fluctuate from quarter to quarter based on a number of factors including the number, size and scope of projects in which Claremont is engaged, the contractual terms and degree of completion of such projects, payment of license fees for Claremont software, any delays incurred in connection with a project, employee hiring and utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing projects and general economic conditions. In addition, the timing of revenue is difficult to forecast because Claremont's sales cycle is relatively long. A high percentage of Claremont's operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. For example, while the number of professional staff Claremont employs may be adjusted to reflect active projects, such adjustments take time and Claremont must maintain a sufficient number of senior professionals to oversee existing clients and to focus on securing new client engagements. As a result, unanticipated variations in the number of projects or progress toward completion of Claremont's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter and could result in material adverse changes to Claremont's business, financial condition and results of operation. Seasonal factors such as weather related shut-downs in major markets, vacation days, total business days in a quarter, or the business practices of clients such as deferring commitments on new projects until after the end of the calendar or the client's fiscal

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

year could require Claremont to maintain under-utilized employees and could therefore have a material adverse effect on Claremont's business, financial condition and results of operations. Additionally, any shortfall in revenue or earnings from expected levels or other failure to meet expectations of securities analysts or the equity market in general regarding results of operations could have an immediate and significant adverse effect on the market price of Claremont's Common Stock. Given the possibility of such fluctuations, Claremont believes that comparisons of its results of operations for preceding quarters are not necessarily meaningful and that such results for one quarter should not be relied upon as an indication of future performance.

COMPUTER SOFTWARE DEVELOPMENT

     During the third quarter of fiscal year 1998, Claremont wrote off approximately $4.3 million of capitalized software development costs related to the Premost software modules. As of March 31, 1998, Claremont had net capitalized software development costs of $7.4 million associated with Claremont's Clarety reusable software module. To the extent capitalized software development costs are greater than the potential revenue associated with the developed software, Claremont would be required to immediately expense such excess amount under Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" ("SFAS 86"). The amount of the excess required to be expensed in any particular period may be as much as the total amount of capitalized software development costs then carried on Claremont's balance sheet depending on the potential revenue associated with related products at such time. Recognition of such expenses, if any, could have a material adverse effect on Claremont's results of operations.

CLIENT AND INDUSTRY CONCENTRATION; DEPENDENCE ON LARGE PROJECTS

     Claremont has derived, and believes that it will continue to derive, a significant portion of its revenue from a limited number of large client projects and in a limited number of industries. Claremont's five largest clients accounted for approximately 56%, 46% and 43% of its revenue in fiscal year 1996, fiscal year 1997, and the nine months ended March 31, 1998, respectively. The Ohio State Teachers' Retirement System ("Ohio STRS"), Lucent Technologies Inc. ("Lucent") and Mississippi Public Employees Retirement System ("Mississippi PERS") accounted for 45% and 25% of Claremont's revenue in fiscal year 1996 and fiscal year 1997, respectively. California Public Employees Retirement System ("CalPERS"), Lucent, Ohio STRS and Sprint accounted for 18%, 12%, 6%, and 5%, respectively, of Claremont's revenue in the nine months ended March 31, 1998. The volume of work performed for specific clients is likely to vary from year to year, and a major client in one year may not use Claremont's services in a subsequent year. The loss of any large client could have a material adverse effect on Claremont's business, financial condition and results of operations. Most of Claremont's contracts are terminable by the client following limited notice and without significant penalty to the client. The cancellation of a large project, increasing wages or a significant reduction in the scope of such a project could have a material adverse effect on Claremont's business, financial condition and results of operations, and in the past the cancellation of a large project has had such an effect. Furthermore, a decision by any large client not to proceed with a project to the stage anticipated by Claremont could have a material adverse effect on Claremont's business, financial condition and results of operations. As a result of Claremont's focus in specific industries, Claremont's business, financial condition and results of operations are influenced by economic and other conditions affecting these industries, such as economic downturns in the communications or financial services industries. Such downturns could lead to a reduction in capital spending on IT projects, governmental spending cuts or general budgetary constraints in the state and local government practice area, and could lead to fewer new projects being undertaken. Changes in government regulations could make obsolete or require substantial changes to Claremont's existing pre-developed proprietary software products. Any such factors could have a material adverse effect on Claremont's business, financial condition and results of operations.

MANAGEMENT OF GROWTH

     Claremont's growth has placed significant demands on its management and other resources. Claremont's revenue from professional fees increased 49% to $66.8 million in fiscal year 1997, from $44.8 million for fiscal

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

year 1996. During the same period, Claremont's staff increased from 519 to 749 full-time employees. During the nine months ended March 31, 1998, revenue from professional fees increased 33% to $63.0 million, from $47.4 million during the nine months ended March 31, 1997. Claremont's staff increased from 646 to 780 full-time employees over this same period. Claremont has also expanded geographically by opening new offices both domestically and internationally. Claremont's ability to manage its growth effectively will require it to continue to develop and improve its operational, financial and other internal systems, as well as its business development capabilities and to attract, train, retain, motivate and manage its employees. In addition, Claremont's success will depend in large part on its ability to maintain high rates of employee utilization, set fixed-price fees accurately, maintain project quality and meet delivery dates particularly if the average size of Claremont's projects increases. Failure by Claremont to manage its growth and projects effectively could have a material adverse effect on the quality of Claremont's services and products, its ability to retain key personnel and its business, financial condition and results of operations. No assurance can be given that Claremont's historical growth rates will continue to be achieved, or if achieved, be maintained or that Claremont will be successful in managing its growth.

FIXED-PRICE CONTRACTS AND OTHER PROJECT RISKS

     For each of the fiscal years ended June 30, 1996 and 1997, and for the nine months ended March 31, 1998, approximately 50% of Claremont's revenue from professional fees were generated on a fixed-price, fixed-delivery schedule ("fixed-price") basis, rather than on a time and materials basis. Claremont's failure to accurately estimate the resources required for a fixed-price project, to accurately determine the scope of an engagement, or its failure to complete its contractual obligation in a manner consistent with the project plan upon which its fixed-price contract was based could have a material adverse effect on Claremont's business, financial condition and results of operations. In the past, Claremont has been required to commit unanticipated additional resources to complete certain projects, which negatively affected the profitability of such projects and has found it necessary to revise project plans during the project and to change project managers to insure projects are completed on schedule. Claremont may experience similar situations in the future. Failure to anticipate such needs could have a material adverse effect on Claremont's business, financial condition and results of operations. In addition, Claremont may establish a price before the design specifications are finalized, which could result in a fixed price that turns out to be too low and therefore adversely affects Claremont's business, financial condition and results of operations. Furthermore, many of Claremont's engagements involve projects which are critical to the operations of its clients' businesses, including Year 2000 projects and which provide benefits that may be difficult to quantify. Claremont's failure to meet a client's expectations in the performance of its services could damage Claremont's reputation and adversely affect its ability to attract new business, and may have a material adverse effect upon its business, financial condition and results of operations. Claremont has undertaken and may continue to undertake projects in which Claremont guarantees performance based upon defined operating specifications or guaranteed delivery dates. Unsatisfactory performance or unanticipated difficulties in completing such projects may result in client dissatisfaction and a reduction in payment to, or payment of damages by, Claremont, any of which could have a material adverse effect on Claremont's business, financial condition and results of operations.

EMERGING MARKET; TECHNOLOGICAL ADVANCES

     Claremont has derived, and will continue to derive, a substantial portion of its revenue from projects based on open computing systems and in certain practice areas, including employee benefits and telecommunications. Claremont's Clarety product includes various third party software components, some of which have undergone technological advancements. Claremont is evaluating the design of Clarety to quantify the amount of work necessary, if any, to stay abreast of the technology of the market place and to keep Clarety as a viable solution. In addition, the open computing systems market is continuing to develop and is subject to rapid change. Claremont's success will also depend in part on its ability to develop IT solutions which keep pace with continuing changes in information processing technology, evolving industry standards and changing client preferences. There can be no assurance that Claremont will be successful in addressing these developments in a timely manner or that, if addressed, Claremont will be successful in the marketplace. Claremont's delay or failure to address these developments could have a material adverse effect on Claremont's business, financial
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

condition and results of operations. In addition, there can be no assurance that products or technologies developed by third parties will not render Claremont's services noncompetitive or obsolete.

COMPETITION

     The markets for Claremont's services are highly competitive. Claremont believes that it currently competes principally with the internal information systems groups of its prospective clients, as well as consulting and software integration firms including Andersen Consulting and the consulting groups of the "Big Six" accounting firms, IBM Global Solutions, Computer Sciences Corporation, and with other hardware and application software vendors. In addition there are a number of systems integrators who serve similar markets or provide similar services, such as Cambridge Technology Partners, Renaissance Solutions, Inc., SHL Systemhouse (a subsidiary of MCI), Sapient Corporation and Technology Solutions Company. Many of these companies have significantly greater financial, technical and marketing resources than Claremont, generate greater revenues and have greater name recognition than Claremont. In addition, there are relatively low barriers to entry into Claremont's markets, and Claremont has faced and expects to continue to face additional competition from new entrants into its markets.

     Claremont believes that the principal competitive factors in its markets include reputation, project management expertise, industry expertise, speed of development and implementation, technical expertise and ability to deliver on a fixed-price as well as a time and materials basis. Claremont believes that its ability to compete also depends in part on a number of competitive factors outside of its control, including the ability of its competitors to hire, retain and motivate project managers and other senior technical staff; the ownership by competitors of software used by potential clients; the development by others of products and services that are competitive with Claremont's products and services; the price at which others offer comparable services and the extent of its competitors' responsiveness to client needs. There can be no assurance that Claremont will be able to compete effectively in pricing or other requirements with current and future competitors or that competitive pressures faced by Claremont will not cause Claremont's revenue or gross margins to decline or otherwise materially adversely affect its business, financial condition and results of operations.

FOREIGN OPERATIONS

     Claremont derived approximately 5%, 6% and 7% of its total revenue from clients outside of the United States in fiscal year 1996, fiscal year 1997, and in the nine months ended March 31, 1998, respectively. Claremont's international business operations are subject to a number of risks, including difficulties in building and managing foreign operations, in translating its methodologies into foreign languages, in enforcing agreements and collecting receivables through foreign legal systems; longer payment cycles; fluctuations in the value of foreign currencies and unexpected regulatory, economic or political changes in foreign markets. There can be no assurance that these factors will not have a material adverse effect on Claremont's business, financial condition and results of operations.

INTELLECTUAL PROPERTY RIGHTS

     Claremont's success is dependent upon maintenance and protection of its intellectual property rights. Claremont relies on a combination of copyrights, trade secrets and trademarks to protect its technology. Claremont has applications pending at the United States Patent and Trademark Office with respect to Clarety, TISE, Solutions @ The Speed of Business and iSTART trademarks and has applications pending at the Canadian Intellectual Property Office for Solutions @ The Speed of Business and Solutions @ La Vitesse des Affaires. Claremont's practice has been to enter into confidentiality agreements with its employees and into signed agreements with clients that include nondisclosure provisions. Despite these precautions, no assurance can be given that the steps taken by Claremont will provide adequate protection of its intellectual property rights or that competitors will not be able to develop similar or functionally equivalent methodologies or products. Additionally, no assurance can be given that foreign copyright and trade secret laws will protect Claremont's intellectual property rights. Furthermore, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. In addition, litigation may be necessary to enforce Claremont's intellectual property rights, to protect Claremont's trade secrets, to determine the validity and
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

scope of the intellectual property rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and division of resources and could have a material adverse effect on Claremont's business, financial condition and results of operations. No assurance can be given that infringement or invalidity claims will not be asserted against Claremont. Litigation may be necessary to defend Claremont against such claims, and in certain circumstances Claremont may choose to seek to obtain a license under the third-party's intellectual property rights. There can be no assurance that such licenses will be available on terms acceptable to Claremont, if at all.

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

                                   THE MERGER

     This section of the Joint Proxy Statement/Prospectus as well as the next two sections of the Joint Proxy Statement/Prospectus entitled "The Merger Agreement" and "Other Agreements" describe certain aspects of the proposed Merger. To the extent that it relates to the Merger Agreement, or the other agreements described under "Other Agreements", the following description is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Annex A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. All shareholders are urged to read the Merger Agreement and such other agreements in their entirety.

GENERAL

     The Merger Agreement provides that the Merger will be consummated if the required approvals of CBSI and Claremont shareholders are obtained and all other conditions to the Merger are satisfied or waived. Upon consummation of the Merger, Merger Sub will be merged with and into Claremont, and Claremont will become a wholly owned subsidiary of CBSI. Each issued and outstanding share of Claremont Common Stock will be converted into the right to receive the number of shares of CBSI Common Stock equal to $27.00 divided by the average per share closing price of CBSI Common Stock for the twenty consecutive trading days, the last of which is the fourth full trading day before the closing date of the Merger (the "Closing Value"). In the event that the Closing Value is less than 85% of $38.00, each issued and outstanding share of Claremont Common Stock will be converted into .8359133 shares of CBSI Common Stock. If the Closing Value is more than 115% of $38.00, each issued and outstanding share of Claremont Common Stock will be converted into .617849 shares of CBSI Common Stock (the "Merger Consideration").

     Based on the outstanding shares of CBSI Common Stock and Claremont Common Stock as of June 1, 1998, the shareholders of Claremont immediately prior to the consummation of the Merger will own approximately 23% of the outstanding CBSI Common Stock following consummation of the Merger. This percentage could change depending upon the number of shares of CBSI Common Stock and Claremont Common Stock issued upon exercise of outstanding stock options and other rights.

EFFECTIVE TIME

     Consummation of the Merger will occur upon the filing (the "Effective Time") of the Articles of Merger, in such form as is required by the relevant provisions of the Oregon Business Corporation Act with the Secretary of State of the State of Oregon. The filing of the Articles of Merger will occur as soon as practicable after satisfaction or waiver of all of the conditions to the closing of the transactions contemplated by the Merger Agreement. The Merger Agreement may be terminated by either party if the Merger has not been consummated on or before August 31, 1998. The Merger Agreement may also be terminated under certain other circumstances.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

     As of the Effective Time, without any action on the part of a holder of any shares of Claremont Common Stock, by virtue of the Merger, each issued and outstanding share of Claremont Common Stock will be converted into the right to receive the Merger Consideration.

     As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail a letter of transmittal and instructions to use in effecting the surrender of stock certificates representing Claremont Common Stock to the Exchange Agent. Upon surrender of a certificate for cancellation to the Exchange Agent together with a duly executed letter of transmittal, the Exchange Agent will deliver full shares of CBSI Common Stock to such shareholder and cash in lieu of fractional shares pursuant to the terms of the Merger Agreement and in accordance with the transmittal letter, together with any dividends or other distributions.

     If any issuance of shares of CBSI Common Stock in exchange for shares of Claremont Common Stock is to be made to a person not registered as an owner of Claremont Common Stock in the transfer records of Claremont, a certificate representing the proper number of shares of CBSI Common Stock may be issued to

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

such person provided that the certificate representing such Claremont Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

     After the Effective Time, there will be no further registration of transfers of Claremont Common Stock on the stock transfer books of Claremont. If, after the Effective Time, any certificate representing Claremont Common Stock is presented to Claremont for any reason, it will be canceled and exchanged for a certificate representing the appropriate number of full shares of CBSI Common Stock and cash in lieu of fractional shares.

     No dividends or other distributions declared or made after the Effective Time with respect to CBSI Common Stock with a record date after the Effective Time will be paid to a holder of any certificate representing Claremont Common Stock that is not surrendered. No cash payment in lieu of fractional shares shall be paid to the holder of such unsurrendered certificate until the holder surrenders such certificate.

     CLAREMONT SHAREHOLDERS SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. CLAREMONT SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

BACKGROUND OF THE MERGER

     In late February, 1998, at a special meeting of the Claremont Board of Directors (the "Claremont Board") following significant changes in leadership at Claremont, the Claremont Board elected to examine the potential for a combination that would possibly combine Claremont's consulting, project management, software architecture, and business process design skills with complementary skills and assets of other IT consulting companies in the marketplace. On March 4, 1998 the Claremont Board engaged DLJ as financial advisor to Claremont. At Claremont's direction, during the period from March 10, 1998 through March 27, 1998 DLJ contacted approximately 39 companies, including CBSI, of whom 21 expressed sufficient interest to execute a confidentiality agreement. Of the 39 companies, six held in-depth meetings with Claremont. In total, seven companies submitted preliminary indications of interest that included, among other things, proposed exchange ratios at which a merger could be accomplished.

     Because an element of CBSI's growth strategy is to seek merger and acquisition candidates that complement CBSI's core skills and that have the potential to increase the overall value of CBSI, CBSI decided to investigate a possible transaction with Claremont. An initial meeting was held on March 16, 1998, attended by Timothy Manney, Executive Vice President of Finance and Administration of CBSI, Douglas Land, Director of CBSI, along with several other representatives of CBSI; and Stephen Carson, President, Chief Operating Officer and Chief Financial Officer of Claremont along with several other senior representatives of Claremont, at which Mr. Carson gave an overview of Claremont's business operations and his colleagues discussed business opportunities with respect to Claremont's various practice areas.

     Between March 17, 1998 and March 31, 1998 the two companies exchanged confidential financial and business information. During this same period, CBSI reviewed all public information on Claremont available to CBSI, including filings with the Commission, news releases and investment banking analysts' reports.

     On March 23, 1998, the Board of Directors of CBSI (the "CBSI Board") held a meeting during which the initial findings related to Claremont were discussed, and at which time the CBSI Board authorized Rajendra Vattikuti, President and Chief Executive Officer of CBSI, Mr. Manney and Mr. Land to continue CBSI's efforts with respect to a possible acquisition of Claremont.

     On April 1, 1998, Mr. Vattikuti, Mr. Manney and Mr. Land met with representatives of DLJ and Claremont, including Mr. Carson; Jerry Stone, Chairman of Claremont; and other senior executives of Claremont, at which time additional confidential information was exchanged and the general terms of a proposed transaction were discussed.

     On April 2, 1998 and April 3, 1998, senior executives and operating personnel of both companies met repeatedly to continue to discuss the respective operations of each company and the benefits and risks of a proposed transaction. During the same period, executives of CBSI and Claremont, including Thomas Sizemore, General Counsel of CBSI, along with representatives of UBS and DLJ, met and discussed a merger agreement and negotiated a definitive proposal for the Merger, covering the consideration to be paid in the Merger as well as the other terms and conditions thereof, for presentation to the Claremont Board. The principal areas of negotiation included the representations and warranties to be made by CBSI and Claremont in the Merger Agreement; the conditions precedent to closing the transaction; the business covenants to be made by CBSI and Claremont in the Merger Agreement; the conditions required for a termination of the Merger Agreement; and triggering events for the payment of a termination fee, and the amount thereof.

     On April 3, 1998, senior executives and operating personnel of Claremont made presentations to UBS regarding the operational and financial aspects of Claremont.

     On April 3, 1998 and April 6, 1998, CBSI management contacted certain clients of Claremont to determine that those clients were satisfied with the services provided to them by Claremont.

     The Claremont Board met in special session on April 6, 1998, and reviewed in-depth presentations by DLJ concerning the nature of the sale process, the number of companies contacted, the nature of the review afforded each company, the access all companies had been afforded to due diligence information concerning Claremont, and Claremont's and DLJ's review of various financial, stock price, operational and ownership issues surrounding CBSI and the other interested parties. Based on market values of the underlying securities and the effects of any proposed mechanisms for adjusting exchange ratios based on market price, CBSI's proposal along with one other indication of interest, were the two most favorable. Claremont's internal management review of the potential for strategic combination and business fit also had ranked CBSI at the top of the preferred list.

     On April 8, 1998, the Claremont Board met once again to consider the proposed Merger. The Board reviewed the matters set forth under "RECOMMENDATION OF THE BOARD OF DIRECTORS OF CLAREMONT; REASONS FOR THE MERGER," and the terms of the Merger Agreement. DLJ rendered its oral opinion, confirmed by a subsequent written opinion dated April 8, 1998 that, as of such date, and based on, and subject to, the assumptions, limitations and qualifications set forth in such opinion, the Conversion Number was fair to the holders of Claremont Common Stock from a financial point of view. After discussion and consideration, the Claremont Board voted unanimously to approve the Merger, the Merger Agreement and related documents for the transaction.

     In the afternoon of April 8, 1998, the CBSI Board held a special meeting by teleconference to consider the proposed Merger. Members of CBSI's senior management and financial advisors made presentations and reviewed the matters set forth under "RECOMMENDATION OF THE BOARD OF DIRECTORS OF CBSI; REASONS FOR THE MERGER." The terms of the Merger Agreement were reviewed with the directors. UBS rendered its oral opinion, confirmed by a subsequent written opinion dated April 8, 1998, that, as of such date, the consideration to be paid by CBSI was fair from a financial point of view to CBSI. After discussion and consideration, the CBSI Board voted unanimously to approve the Merger, the Merger Agreement and related documents for the transaction.

     Late on April 8, 1998, the parties executed the Merger Agreement. On April 9, 1998, the parties issued a joint press release announcing the execution of the Merger Agreement.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF CBSI; REASONS FOR THE MERGER

     During the April 8, 1998 meeting, the CBSI Board voted to recommend the Merger to CBSI's shareholders. The determination of the CBSI Board was based upon consideration of a number of factors. The following list includes the material factors the CBSI Board considered in its evaluation of the Merger:

          1. Its conclusion that the complementary attributes of each business, in terms of both their respective services and geographic base, would enable the combined business to attract new clients.

          2. Its conclusion that the Merger would provide both companies' customers with a wider range of services, capitalizing on the industry trend of "one-stop shopping" from a small list of preferred vendors.

          3. Its conclusion that Claremont would reduce CBSI's dependence on Year 2000 engagements.

          4. Its conclusion that Claremont would provide CBSI with a base of clients that would benefit from CBSI's offshore development capabilities.

          5. Its conclusion that CBSI's offshore development capabilities potentially provide a more cost effective way for Claremont to provide IT solutions.

          6. Its conclusion that the high-end consulting services offered by Claremont could be marketed to CBSI's existing clients.

          7. Its conclusion that Claremont will add approximately 700 IT professionals to CBSI's service business and continue to reduce its dependence on H-1B visas.

          8. Its conclusion that Claremont strengthens CBSI's mid-level management team.

          9. Its conclusion that the combined business of CBSI and Claremont would have significantly greater financial resources and improved liquidity for its shareholders.

          10. Its receipt of the opinion of UBS that, as of April 8, 1998, the consideration proposed to be paid by CBSI pursuant to the Merger was fair to CBSI from a financial point of view.

          11. Its knowledge of the business, operations, properties, assets, financial condition and operating results of CBSI and Claremont.

          12. The current industry, economic and market conditions.

          13. The presentations by CBSI's management with respect to the acquisition of Claremont, including the expectation that the combination would be accretive to CBSI's earnings in 1998.

          14. The terms of the Merger Agreement.

          15. The expected accounting treatment of the transaction as a pooling of interests and the intended tax-free nature of the transaction.

     The foregoing discussion of the information and factors considered by the CBSI Board is not intended to be exhaustive but is believed to include all material factors considered by the CBSI Board. In view of the wide variety of information and factors, both positive and negative, considered by the CBSI Board, the CBSI Board did not find it practical to, and did not, quantify or otherwise assign any relative or specific weights to the foregoing factors. Further, the individual directors may have given differing weights to different factors.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF CLAREMONT; REASONS FOR THE MERGER

     The Claremont Board, at its April 8, 1998 meeting, voted to recommend the Merger to Claremont's shareholders. In addition to the reasons for the Merger stated by the CBSI Board above, the Claremont Board believes the following reasons support the Merger.

     1. The IT industry has been undergoing a period of consolidation. Claremont believes that larger companies with significant ability to put large teams of skilled professionals to work on short notice will have significant competitive advantage in this market. By merging with CBSI, and coupling CBSI's ability to assemble delivery teams which include large numbers of skilled programmers with Claremont's ability to sell strategically and to manage large projects effectively, Claremont expects to enhance its ability to bid on, win, and effectively perform large, complex projects on a basis that is cost-effective for the client and profitable for the merged combined company.

     2. The Merger will enable Claremont shareholders, and holders of options to purchase shares of Claremont Common Stock, to convert all of their shares and options into CBSI Common Stock on a tax-free basis. At exchange ratios in effect under the Merger Agreement and on the expectation that CBSI's stock prices remain stable, Claremont's shareholders will receive a premium over the general average of prices at which Claremont Common Stock was trading before the announcement of the Merger. Also, Claremont shareholders will hold shares in a company with greater "float" than Claremont alone had, which, Claremont believes, will assist to create a more liquid market for its shareholders.

     Other Factors. In reaching its unanimous decision to enter into and approve the Merger Agreement, the Claremont Board reviewed and considered a number of relevant factors in addition to those listed above. These factors included, but were not limited to, (a) information concerning CBSI and Claremont's respective businesses, historical financial performance, operations, products and technologies; (b) current financial market conditions and historical market prices, volatility and trading information with respect to both Claremont and CBSI Common Stock; (c) the consideration to be received by Claremont shareholders and option holders in the Merger and its relation to Claremont's expected contribution to the earnings of the combined company; (d) the terms and conditions of the Merger, including the parties' representations, warranties and obligations thereunder and the fact that the Merger will enable the shareholders and option holders to exchange their shares and options on a tax-free basis; (e) the effects of the Merger on Claremont's customers and business; (f) the prospects of Claremont as an independent company; and (g) the reports of management and financial advisors regarding their investigations of CBSI.

OPINION OF CBSI'S FINANCIAL ADVISOR

     On April 8, 1998, at the request of the CBSI Board, UBS rendered its oral opinion to the CBSI Board (subsequently confirmed by delivery of a written opinion dated April 8, 1998) to the effect that, as of the date of such opinion, and subject to the various assumptions and limitations set forth in such opinion, the Exchange Ratio was fair, from a financial point of view, to CBSI.

     The full text of the opinion of UBS, dated April 8, 1998, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS, is attached as Annex B hereto and is incorporated herein by reference. Holders of CBSI Common Stock are urged to read this opinion in its entirety. The opinion of UBS is directed only to the Exchange Ratio and does not constitute a recommendation to any holder of CBSI Common Stock as to how such holder should vote with respect to the Merger. Furthermore, UBS expresses no view as to the price or trading range for shares of CBSI Common Stock following the consummation of the Merger. The summary set forth herein of the opinion of UBS is qualified in its entirety by reference to the full text of the opinion attached hereto as Annex B.

     In connection with its opinion, UBS reviewed and considered such financial and other matters as it deemed relevant, including, among other things: (i) the Merger Agreement; (ii) certain publicly available information for CBSI and Claremont, including each of the annual reports of CBSI and Claremont filed on Form 10-K for each of the fiscal years ended December 31, 1996 and 1997 for CBSI and June 30, 1996 and 1997 for Claremont, and each of the quarterly reports of CBSI and Claremont filed on Form 10-Q for each of the quarters ended March 31, June 30, September 30 and December 31, 1997; (iii) certain internal financial analyses, financial forecasts, reports and other information concerning CBSI and Claremont furnished to UBS by the respective managements of CBSI and Claremont;
(iv) discussions UBS had with certain members of the managements of each of CBSI and Claremont concerning the historical and current business operations, financial conditions and prospects of CBSI and Claremont and such other matters UBS deemed relevant; (v) the reported price and trading histories of the shares of CBSI Common Stock and Claremont Common Stock as compared to the reported price and trading histories of certain publicly traded companies UBS deemed relevant; (vi) the respective financial conditions of CBSI and Claremont as compared to the financial conditions of certain other companies UBS deemed relevant; (vii) certain financial terms of the Merger as compared to the financial terms of selected other business combinations UBS deemed relevant; and
(viii) such other information, financial studies, analyses and investigations and such other factors that UBS deemed relevant for the purposes of this opinion.

     In conducting its review and arriving at its opinion, UBS with CBSI's consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information that was provided to UBS by CBSI and Claremont, respectively, or publicly available, and UBS did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. UBS, with CBSI's consent, assumed that the financial forecasts which it examined were reasonably prepared by the management of CBSI on bases reflecting the best currently available estimates and good faith judgments of CBSI's management as to the future performance of CBSI and Claremont. UBS was informed by CBSI, and has assumed, that the Merger will be recorded as a pooling of interests under generally accepted accounting principles and will qualify as a reorganization within the meaning of Section 368(a) of the Code. UBS did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of CBSI and Claremont, nor was it furnished with any such materials. UBS's services to CBSI with respect to the Merger were comprised solely of providing financial advisory services, as described in the UBS Engagement Letter (as defined below). The opinion of UBS is necessarily based upon economic and market conditions and other circumstances existing on the date thereof. Additionally, UBS was not authorized or requested to investigate other alternative transactions that may have been available to CBSI.

     In connection with rendering its opinion to the CBSI Board, UBS performed a variety of financial analyses which are summarized below. The following summary does not purport to be a complete description of all the analyses performed and factors considered by UBS in connection with its opinion. UBS believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without consideration of all factors and analyses, could create a misleading view of the analyses and the processes underlying UBS's opinion. UBS arrived at its ultimate opinion based on the results of all the analyses undertaken by it and assessed as a whole, and it did not draw conclusions from or with regard to any one method of analysis. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the analysis of selected publicly traded companies and the analysis of selected acquisitions summarized below, no company utilized as a comparison is either identical or directly comparable to CBSI or Claremont and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading or acquisition values of the companies concerned. The estimates of future performance of CBSI and Claremont provided by the management of CBSI in or underlying UBS analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. In performing its analyses, UBS made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CBSI or Claremont. Estimates of values of companies or assets do not purport to be appraisals or necessarily reflect the prices at which companies or their securities actually may be sold. None of the analyses performed by UBS was assigned a greater significance by UBS than any other.

     UBS discussed with the management of CBSI and Claremont internal earnings estimates for CBSI and Claremont, respectively, and certain other prospective information. CBSI and Claremont do not publicly disclose internal management estimates of the type provided to UBS in connection with its review of the financial terms of the Merger. Such estimates were preliminary in nature, prepared solely for internal purposes, are subjective in many respects, and are, therefore, susceptible to interpretations and periodic revisions based on actual experience and business developments. Such estimates were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those reflected in such estimates.

     The following is a brief summary of the analyses performed by UBS and reviewed with the CBSI Board in connection with its opinion.

     Comparative Stock Price Performance -- UBS reviewed the recent stock market performance of CBSI Common Stock and Claremont Common Stock and compared such performance to that of the Nasdaq Composite Index and a group of selected publicly traded companies (collectively, the "Information Technology Services Companies") deemed relevant by UBS for the purposes of its analysis: Computer Horizons Corporation, Information Management Resources, Inc., Keane, Inc., Mastech Corporation, Syntel, Inc. and Whittman-Hart, Inc. UBS observed that over the period from March 5, 1997 (CBSI's Initial Public

Offering date), to April 6, 1998, CBSI Common Stock outperformed Claremont Common Stock, an equally-weighted index of the common stocks of the Information Technology Services Companies and the Nasdaq Composite Index by 572%, 284% and 512%, respectively. UBS also observed that over the period from March 5, 1997, to April 6, 1998, Claremont Common Stock underperformed an equally-weighted index of the common stocks of the Information Technology Services Companies and the Nasdaq Composite Index by 288% and 60%, respectively.

     Analysis of Selected Publicly Traded Companies -- UBS compared certain financial information and operating statistics of CBSI and Claremont with corresponding financial information and operating statistics of the Information Technology Services Companies. Such financial information and operating statistics included, among other things, certain historical profitability margins, certain historical and projected growth rates, market values of equity, total enterprise values and implied multiples of historical and estimated revenues and earnings per share. Among other things, this analysis indicated that the implied multiples for the Information Technology Services Companies were as follows: (a) total enterprise value as a multiple of last twelve months revenues ranged from 3.4x to 14.9x, with a median of 6.2x and an average of 7.6x; (b) total enterprise value as a multiple of estimated calendar 1998 revenues ranged from 2.5x to 9.2x, with a median of 4.3x and an average of 5.2x;
(c) total enterprise value as a multiple of estimated calendar 1999 revenues ranged from 1.9x to 6.6x, with a median of 3.2x and an average of 4.0x; (d) market price as a multiple of last twelve months earnings per share ("EPS") ranged from 49.1x to 120.4x, with a median of 81.8x and an average of 85.9x; (e) market price as a multiple of estimated calendar 1998 EPS ranged from 34.8x to 77.3x, with a median of 58.4x and an average of 57.8x; and (f) market price as a multiple of estimated calendar 1999 EPS ranged from 26.2x to 62.0x, with a median of 43.1x and an average of 43.3x. UBS observed that the implied financial multiples for Claremont (based on the Exchange Ratio and a closing price for CBSI Common Stock of $37.75 on April 7, 1998) were as follows: (a) total enterprise value as a multiple of last twelve months revenues of 3.4x; (b) total enterprise value as a multiple of estimated calendar 1998 revenues of 3.0x; (c) total enterprise value as a multiple of estimated calendar 1999 revenues of 2.4x; (d) market price as a multiple of last twelve months EPS of 77.1x; (e) market price as a multiple of estimated calendar 1998 EPS of 53.9x; and (f) market price as a multiple of estimated calendar 1999 EPS of 38.9x. All estimated data for the Information Technology Services Companies were based on publicly available, independent estimates of selected investment banking firms, all estimated data for CBSI were based on the estimates of the management of CBSI, and all estimated data for Claremont were based on internal, models of CBSI based on estimates furnished by the management of Claremont. All implied financial multiples were based on closing market prices on April 6, 1998.

     Analysis of Selected Acquisitions -- UBS reviewed 30 selected merger and acquisition transactions involving Information Technology Services Companies, all of which were announced since May 1996 (the "Selected Acquisitions"). UBS analyzed the equity purchase price, total enterprise value, certain implied financial multiples and the premium over the prevailing market price based on certain public information for each of the Selected Acquisitions. This analysis indicated that the implied financial multiples of the Selected Acquisitions were as follows: (i) total enterprise value as a multiple of last twelve months revenues ranged from 0.2x to 6.7x, with a median of 1.2x and an average of 1.7x;
(ii) total enterprise value as a multiple of last twelve months operating income ranged from 12.8x to 52.2x, with a median of 18.4x and an average of 25.9x;
(iii) equity purchase price as a multiple of last twelve months net income ranged from 6.1x to 130.3x, with a median of 22.5x and an average of 42.1x; and
(iv) enterprise value per employee ranged from $67.0 thousand to $1,312.0 thousand with a median of $162.0 thousand and an average of $293.0 thousand. Additionally, this analysis indicated that the premium represented by the purchase price to the market price, of the subject company one day prior to the announcement of the subject transaction ranged from 1.1% to 31.1%. UBS observed that the financial multiples of Claremont implied by the Exchange Ratio, based on a closing price for CBSI Common Stock of $37.75 on April 7, 1998, were: (i) total enterprise value as a multiple of last twelve months revenues of 3.4x;
(ii) total enterprise value as a multiple of last twelve months operating income of 48.2x; (iii) equity purchase price as a multiple of last twelve months net income of 77.1x; and (iv) enterprise value per employee of $334.0 thousand. Additionally, UBS observed that the premium to the market price of Claremont Common Stock on April 7, 1998, implied by the Exchange Ratio, based on closing price for CBSI Common Stock of $37.75 on April 7, 1998, was 33.3%.

     In addition, UBS reviewed 2 selected merger and acquisition transactions from the Selected Acquisitions involving the most comparable Information Technology Services Companies (the "Direct Comparable Selected Acquisitions"). UBS analyzed the equity purchase price, total enterprise value and certain implied financial multiples based on certain public information for each of the Selected Acquisitions. This analysis indicated that the implied financial multiples of the Direct Comparable Selected Acquisitions were as follows: (i) total enterprise value as a multiple of last twelve months revenues ranged from 3.0x to 6.7x; (ii) total enterprise value as a multiple of last twelve months operating income ranged from 40.1x to 52.2x; (iii) equity purchase price as a multiple of last twelve months net income ranged from 111.8x to 130.3x; and (iv) enterprise value per employee ranged from $362 thousand to $1,312 thousand.

     Contribution Analysis -- UBS analyzed the pro forma contribution of Claremont to the resultant combined company if the Merger were to be consummated. Such analysis was based on historical information and the estimates of the management of CBSI. Such analysis indicated that, on average, for the calendar year 1997, and the calendar years 1998 and 1999, Claremont would contribute approximately 28.1% of the revenues of the combined company, approximately 39.0% of the gross profit of the combined company, approximately 29.1% of the operating income of the combined company and approximately 25.2% of the net income of the combined company. UBS observed that the Exchange Ratio implied pro forma ownership of the outstanding common stock of the combined company of 21.6% for holders of Claremont Common Stock and pro forma ownership of the outstanding common stock of the combined company, adjusted to include options and warrants outstanding for each of CBSI and Claremont, of 20.5% for holders of Claremont Common Stock.

     Pro Forma Merger Analysis -- UBS analyzed certain pro forma financial effects resulting from the Merger, including the impact of the Merger on CBSI's projected earnings per share for the calendar years 1998 and 1999. Based on the estimates of the management of CBSI and the Exchange Ratio, and assuming that the Merger was treated as a pooling of interests for accounting purposes, the results of the pro forma merger analysis suggested that, in the absence of any potential operating synergies that may result from the Merger, the Merger will be accretive to CBSI's earnings per share in each of the calendar years 1998 and 1999. The actual results achieved by the combination company could vary from projected results and the variations could be material.

     CBSI and UBS have entered into a letter agreement, dated April 7, 1998 (the "UBS Engagement Letter"), relating to the services to be provided by UBS to CBSI in connection with the Merger. Pursuant to the UBS Engagement Letter, CBSI has agreed to pay UBS for its services a fee of $500,000 in connection with the delivery of the opinion of UBS, 50% payable upon delivery by UBS of its opinion and 50% payable upon consummation of the Merger. In addition, CBSI has agreed to reimburse UBS for its expenses, including the reasonable fees and disbursements of its counsel. Pursuant to an additional letter agreement dated April 7, 1998, CBSI also has agreed to indemnify UBS against certain liabilities, including liabilities under the federal securities laws arising in connection with its engagement by CBSI.

     UBS is an internationally recognized investment banking and financial advisory firm. UBS, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. UBS performed investment banking services for CBSI's secondary public offering in August 1997. In the ordinary course of its business, UBS and its affiliates actively trade the shares of CBSI Common Stock and Claremont Common Stock for their own accounts and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF CLAREMONT'S FINANCIAL ADVISOR

     DLJ was retained by Claremont to, among other things, render an opinion as to the fairness, from a financial point of view, to Claremont's shareholders of the Conversion Number. On April 8, 1998, DLJ delivered a written opinion to the Claremont Board to the effect that, as of such date and based upon and subject to the assumptions, objectives and qualifications stated in its opinion, the Conversion Number was fair

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

to Claremont's shareholders from a financial point of view. DLJ subsequently updated such opinion by delivering a written opinion dated June 8, 1998 to the same effect.

     A copy of DLJ's opinion dated June 8, 1998 is attached hereto as Annex C. Claremont shareholders are urged to read DLJ's opinion in its entirety for assumptions made, procedures followed, other matters considered and limits of the review by DLJ.

     DLJ's opinion was prepared for the Claremont Board and is directed only to the fairness of the Conversion Number to the shareholders of Claremont from a financial point of view and does not constitute a recommendation to any Claremont shareholder as to how such shareholder should vote at the Claremont Special Meeting. DLJ was not retained as an advisor or agent to Claremont shareholders or any other person, other than as an advisor to the Claremont Board. DLJ's opinion does not constitute an opinion as to the price at which CBSI Common Stock will actually trade at any time. The Conversion Number was determined in arm's-length negotiations between Claremont and CBSI, in which negotiations DLJ advised Claremont. No restrictions or limitations were imposed by Claremont upon DLJ with respect to the investigations made or the procedures followed by DLJ in rendering its opinion.

     DLJ relied upon, and assumed the accuracy and completeness of, all of the financial and other information that was available to DLJ from public sources, or that was provided to DLJ by Claremont, CBSI, or their respective representatives, or that was otherwise reviewed by DLJ. DLJ assumed also that the financial projections supplied to it were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Claremont and CBSI. DLJ did not make an independent evaluation of any assets or liabilities or any independent verification of any of the information it reviewed. DLJ also assumed that the Merger shall be accounted for as a pooling of interests, and that the conversion of shares pursuant to the Merger will take place as a tax-free exchange.

     DLJ's opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available as of, the date of the opinion. DLJ undertook no obligation to update the opinion.

     DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwriting; sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for Claremont, including co-managing Claremont's initial public offering in July 1996 and advising the Claremont Board with its implementation of a shareholder rights plan in February 1998. In addition, DLJ acted as a lead manager of CBSI's initial public offering in March 1997, and lead managed CBSI's follow-on offering in August 1997.

     Claremont paid DLJ $500,000 for its services in providing the fairness opinions, which payment is not contingent upon the closing of the Merger. Claremont also will provide DLJ with reimbursement for DLJ's out-of-pocket expenses, including reasonable fees and disbursements of counsel, and, if the Merger closes, DLJ will receive an additional fee of 1.25% of the transaction value, as calculated under the fee agreement between Claremont and DLJ, less the amounts paid for the fairness opinions. Claremont has also agreed to indemnify DLJ and its affiliates, and the directors, officers, agents, and employees of DLJ and its affiliates, against certain liabilities, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

     The following is a summary of the material analyses performed by DLJ to arrive at its opinion dated April 8, 1998, which was presented to the Claremont Board at the April 8, 1998 board meeting. The summary also includes an update of certain analyses which DLJ used to arrive at its opinion dated June 8, 1998 which was delivered to the Claremont Board at the June 8, 1998 board meeting.

     Analysis of Comparable Publicly Traded Companies -- DLJ compared and projected selected historical and projected earnings and historical operating and financial ratios for both Claremont and CBSI to corresponding data and ratios of certain Information Technology Services ("IT Services") companies whose securities are publicly traded. In conducting its analysis, DLJ compared the ratios implied by the Conversion Number based on closing market prices on April 7, 1998 and June 3, 1998 to the ratios implied from the market valuation of publicly traded companies selected by DLJ for Claremont and CBSI based upon qualitative factors which DLJ deemed relevant based upon its expertise in the IT Services industry. The IT Services companies selected for Claremont included: Cambridge Technology Partners, Inc.; Keane, Inc.; The Metzler Group, Inc.; Sapient Corporation; and Technology Solutions Company. The IT Services companies selected for CBSI included: Cambridge Technology Partners, Inc.; Information Management Resources, Inc.; Keane, Inc.; Mastech Corporation; and Syntel Inc. Data and ratios considered included: the ratio of enterprise value to last 12 months ("LTM") revenues, EBITDA and EBIT; and the ratio of market price to fiscal 1997, 1998 and 1999 projected earnings per share ("EPS"). DLJ's analysis of the Conversion Number using the comparable public company analysis was based upon determining a range of per share values for both Claremont and CBSI and then dividing the results to arrive at a range of implied Conversion Numbers. In this case, DLJ relied on the average earnings estimates for 1998 and 1999 using IBES for the IT Services companies, DLJ research estimates for CBSI (which CBSI management informed DLJ were reasonable estimates for CBSI) and both IBES and conservative-case internal management estimates for Claremont. This analysis indicated a range of implied Conversion Numbers of (i) 0.491-0.583 based on closing market prices on April 7, 1998 and (ii) 0.522-0.688 based on closing market prices on June 3, 1998.

     DLJ obtained all projected information for the IT Services companies from IBES which summarizes the estimates made by analysts employed by several investment banking firms and from the published reports of research analysts employed by investment banking firms, including analysts employed by DLJ. No company utilized in this analysis is identical to Claremont or CBSI. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of IT Services companies, compared to Claremont or CBSI, as well as other factors that could affect the public trading value of the IT Services companies.

     Comparable Merger and Acquisition Analysis -- DLJ reviewed the implied valuation multiples of 20 selected merger and acquisition transactions in the IT Services industry (the "IT Services Transactions"). DLJ compared the value implied by the Conversion Number based on closing market prices on April 7, 1998 and June 3, 1998 to certain ratios implied by the mean of certain ratios relating to the IT Services Transactions. The ratios were the ratio of enterprise value implied by the purchase price as a multiple of the LTM revenues at the time of announcement or closing the ratio of enterprise value to LTM EBITDA at the time of announcement or closing and the ratio of enterprise value to LTM EBIT at the time of announcement or closing. In addition, DLJ also analyzed the ratio of equity value to LTM net income at the time of announcement or closing and the ratio of equity value to LTM book value at the time of announcement or closing. DLJ's analysis of the proposed Conversion Number using the acquisition comparable analysis was based on determining a range of per share values for Claremont using selected acquisition comparables and dividing such results by the implied public comparables price per share for CBSI and obtaining a range of implied Conversion Numbers. This analysis indicated a range of implied Conversion Numbers of (i) 0.465-0.639 based on closing market prices on April 7, 1998 and (ii) 0.576-0.805 based on closing market prices on June 3, 1998. No transaction utilized in this analysis is identical to the Merger. Accordingly an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Claremont and the companies involved in the IT Services Transactions and other factors that could affect the acquisition value of the companies to which it is being compared. Mathematical analysis such as determining the mean is not in itself a meaningful method of using comparable transactions data.

     Also, DLJ calculated the premium implied by the Conversion Number based on closing market prices on April 7, 1998 and June 3, 1998 to the closing price of Claremont Common Stock one day, one week and one month prior to the closing price on April 8, 1998, the last trading day prior to the signing of the Merger Agreement. The implied premium per share (based on closing market prices on April 8, 1998) represents a premium of 33.3%, 86.2% and 105.7% to the closing price one day, one week and one month prior to the closing price on April 8, 1998, respectively. The implied premium per share (based on closing market prices on June 3, 1998) represents a premium of 8.3%, 51.2% and 67.1% to the closing price one day, one week and one month prior to the closing price on April 8, 1998, respectively. DLJ also reviewed the premiums paid in

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

the IT Services Transactions. The average premium paid to the closing price of the targets one day, one week, and one month prior to the announcement of such transactions was 29.2%, 36.6% and 52.1%, respectively.

     Hypothetical Future Stock Price Analysis -- DLJ's analysis of the Conversion Number based on closing market prices on April 7, 1998 and June 3, 1998 using the hypothetical future stock price analysis was based upon applying future earnings multiples to projected EPS estimates for both Claremont and CBSI. Regarding Claremont, DLJ used the mean earnings estimates for 1998 and 1999 using both IBES and conservative-case internal management estimates. For CBSI, DLJ used the DLJ research estimates described above. These end-of-year indicated hypothetical future share price values were then discounted to present value by applying a range of discount rates and calculating the implied Conversion Numbers. This analysis indicated a range of implied Conversion Numbers of (i) 0.533-0.640 based on closing market prices on April 7, 1998 and
(ii) 0.615-0.701 based on closing market prices on June 3, 1998.

     Relative Contribution Analysis -- DLJ's analysis of the Conversion Number based on closing market prices on April 7, 1998 and June 3, 1998 using relative contribution analysis was based upon determining the average implied Conversion Number based upon Claremont's respective EPS for 1997, 1998 and 1999. In this case, DLJ relied on the average earnings estimates for 1998 and 1999 using IBES and conservative-case internal management estimates for Claremont and the DLJ research estimates described above for CBSI. This analysis indicated a range of implied Conversion Numbers of (i) 0.635-1.541 based on closing market prices on April 7, 1998 and (ii) 0.580-1.129 based on closing market prices on June 3, 1998.

     Stock Trading Price History -- DLJ reviewed the history of the trading prices for Claremont Common Stock since its initial public offering during which time the stock has traded between $10.38 and $36.75 per share. Over the 52 weeks prior to the announcement of the Merger, the Claremont Common Stock traded between $10.38 and $24.75 per share and had a high price of $24.75 on October 22, 1997, 116 business days prior to the announcement of the Merger. Over the 90 days prior to the announcement of the Merger, the Claremont Common Stock traded between $13.38 and $24.25 per share.

     The summary set forth above does not purport to be a complete description of the analyses performed by DLJ, but describes, in summary form, the material elements of the presentations made by DLJ to the Claremont Board in connection with rendering its written opinions. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by DLJ was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. DLJ did not attribute any particular weight to any analysis or factor considered by it, but rather considered the results of the analysis in light of each other and concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, DLJ believes that its analysis must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinions. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Claremont Board with respect to the Merger Agreement and the transactions contemplated thereby, Claremont shareholders should be aware that certain members of the Claremont Board have interests in the Merger in addition to those of Claremont shareholders generally.

     Claremont, and from and after the Effective Time, CBSI and the Surviving Corporation (as defined in the Merger Agreement) shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the Effective Time, an officer, director or employee of Claremont or any of its subsidiaries against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, or employee of Claremont or any of its subsidiaries and arising out of or pertaining to the transactions contemplated by the Merger Agreement. Such indemnification is given in each case to the full extent a corporation is permitted to do so under the Oregon Business Corporation Act and the Surviving Corporation's Articles of Incorporation and Bylaws.

     The Merger Agreement also provides that CBSI will cause itself or the Surviving Corporation to use its best efforts to maintain in effect for a period of six years after the Effective Time, if available, directors' and officers' liability insurance covering those persons who are currently covered by Claremont's directors' and officers' liability insurance policy.

     Jerry Stone, Claremont's Chairman and a director has provided CBSI with an irrevocable proxy to vote his shares in favor of the Merger Agreement.

CONFLICTS OF INTEREST

     Claremont Board of Directors and Management. As of the Claremont Record Date, non-employee directors of the Claremont Board beneficially owned an aggregate of 948,730 shares of Claremont Common Stock and held options to acquire an aggregate of 108,125 shares of Claremont Common Stock, exercisable at prices ranging from $1.73 to $23.00 per share. See "STOCK OWNED BY CLAREMONT MANAGEMENT AND PRINCIPAL SHAREHOLDERS." Assuming a Closing Value of $26.60, the aggregate dollar value of CBSI Common Stock to be received by these non-employee directors in respect of issued and outstanding shares of Claremont Common Stock would be approximately $21,095,290, representing approximately ten percent (10%) of the aggregate consideration to be received by all holders of Claremont Common Stock. Pursuant to the Merger Agreement, all outstanding options to purchase shares of Claremont Common Stock, including those held by the non-employee directors of Claremont, will be assumed by CBSI and automatically converted into options to purchase shares of CBSI Common Stock. Assuming a Closing Value of $26.60, the aggregate dollar value of options to purchase shares of CBSI Common Stock to be received by these non-employee directors in respect of outstanding options to purchase Claremont Common Stock would be approximately $2,404,191, representing approximately seven percent (7%) of the aggregate consideration to be received by all holders of options to purchase shares of Claremont Common Stock.

     As of the Claremont Record Date, the executive officers of Claremont beneficially owned an aggregate of 552,486 shares of Claremont Common Stock and held options to purchase an aggregate of 226,472 shares of Claremont Common Stock, exercisable at prices ranging from $0.51 to $23.00 per share. See "STOCK OWNED BY CLAREMONT MANAGEMENT AND PRINCIPAL SHAREHOLDERS." Assuming a Closing Value of $26.60, the aggregate dollar value of CBSI Common Stock to be received by these executive officers in respect of issued and outstanding shares of Claremont Common Stock would be approximately $12,284,688, representing approximately six percent (6%) of the aggregate consideration to be received by all holders of Claremont Common Stock. Pursuant to the Merger Agreement, all outstanding options to purchase shares of Claremont Common Stock, including those held by the executive officers of Claremont, will be assumed by CBSI and automatically converted into options to purchase shares of CBSI Common Stock. Assuming a Closing Value of $26.60, the aggregate dollar value of options to purchase CBSI Common Stock to be received by these executive officers in respect of outstanding options to purchase shares of Claremont Common Stock would be approximately $5,035,671, representing approximately fourteen percent (14%) of the aggregate consideration to be received by all holders of options to purchase shares of Claremont Common Stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the principal United States Federal income tax consequences associated with the Merger under the Internal Revenue Code of 1986, as amended (the "Code"). The following discussion does not describe all of the potentially relevant tax considerations; accordingly, each holder of Claremont Common Stock should consult his or her own tax advisor regarding the tax consequences of the Merger in light of such holder's own situation, including the application and effect of any state, local or foreign income and other tax laws. Information contained herein directed to holders of Claremont Common

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

Stock is only applicable to those holders who hold their shares of Claremont Common Stock as "capital assets" within the meaning of Section 1221 of the Code.

     Special tax consequences not described below may be applicable to particular classes of taxpayers, including financial institutions, broker-dealers, persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States, holders who acquired their Claremont Common Stock through the exercise of an employee stock option or otherwise as compensation, and persons who receive payments in respect of options to purchase Claremont Common Stock.

     No rulings have been or will be requested from the Internal Revenue Service with respect to any of the matters discussed herein. The discussion is based upon the Federal income tax laws in effect on the date hereof; there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of any of the statements contained herein.

     Qualification of the Merger as a Reorganization under the Code.

     Butzel Long, counsel for CBSI, will render an opinion to CBSI that the Merger will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of Code. The opinion of Butzel Long will address the material United States Federal income tax consequences of the treatment of the Merger to CBSI and Merger Sub as more fully described herein under the heading "Consequences to CBSI and Merger Sub."

     Ater Wynne Hewitt Dodson & Skerritt, LLP, counsel for Claremont will render an opinion to Claremont that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The opinion of Ater Wynne Hewitt Dodson & Skerritt, LLP, will address the material Federal income tax consequences of the treatment of the Merger to Claremont and to holders of Claremont Common Stock as more fully described under the heading "Consequences to Claremont and Holders of Claremont Common Stock."

     The opinions of Butzel Long and Ater Wynne Hewitt Dodson & Skerritt, LLP are based on certain assumptions, including that the Merger will be consummated in accordance with the terms of the Merger Agreement, and on certain representations of CBSI, Merger Sub, Claremont and others. There can be no assurance that the Merger will be consummated in accordance with the terms of the Merger Agreement or that the foregoing assumptions will be fulfilled, and there can be no assurance that the Merger will in fact qualify as an exchange pursuant to a plan of reorganization under the Code.

          (a) Consequences to CBSI and Merger Sub. Based on the opinion of Butzel Long, the Merger will constitute a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and as a consequence no gain or loss will be recognized by CBSI or Merger Sub as a result of the Merger.

          (b) Consequences to Claremont and Holders of Claremont Common
     Stock. Based on the opinion of Ater Wynne Hewitt Dodson & Skerritt, LLP, the Merger will constitute a reorganization under Section 368(a) of the Code, and the following United States Federal income tax consequences will apply:

             (i) Consequences to Claremont. No gain or loss will be recognized by Claremont as a result of the Merger.

             (ii) Exchange of Claremont Common Stock for CBSI Common Stock. A holder of Claremont Common Stock who receives CBSI Common Stock in exchange for Claremont Common Stock in the Merger will not recognize gain or loss. The aggregate tax basis of the CBSI Common Stock received will be equal to the aggregate tax basis of the Claremont Common Stock exchanged for CBSI Common Stock, and the holding period of the CBSI Common Stock received will include the holding period of the Claremont Common Stock exchanged. However, no opinion is given as to whether or not gain or loss will be recognized by any holders of Claremont Common Stock that directly or indirectly acquire any of the stock or assets of Optex, Inc. from Claremont, CBSI, Optex, Inc., or a related entity in connection with the Merger, and such holders of Claremont Common Stock should consult their own tax advisors regarding the tax consequences of the Merger.
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

             (iii) Cash Received in Lieu of Fractional CBSI Shares. No fractional shares of CBSI Common Stock will be issued in the Merger. A holder of Claremont Common Stock who receives cash in lieu of a fractional share of CBSI Common Stock will be treated as having received such fractional share of CBSI Common Stock and then having sold it to CBSI. The holder generally will recognize capital gain or loss equal to the difference between the basis he would have had for the fractional share of CBSI Common Stock and the cash received.

             (iv) Backup Withholding and Information Reporting. Certain noncorporate holders of Claremont Common Stock may be subject to backup withholding at a rate of 31% on cash payments received in lieu of fractional shares of CBSI Common Stock. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number ("TIN") and certifies that he or she is not subject to backup withholding on the substitute Form W-9 included in the transmittal letter, who provides a certificate of foreign status on Form W-8, or who is otherwise exempt from backup withholding. A shareholder who fails to provide the correct TIN on Form W-9 may be subject to a $50 penalty imposed by the Internal Revenue Service.

     2. Tax Consequences if the Merger Does Not Qualify as a Reorganization under the Code. If the Merger is determined not to qualify as a reorganization for Federal income tax purposes, the exchange of Claremont Common Stock for CBSI Common Stock pursuant to the Merger will be a taxable transaction for Federal income tax purposes. In that event, each holder of Claremont Common Stock will recognize gain or loss for Federal income tax purposes equal to the difference between such holder's adjusted basis in the Claremont Common Stock exchanged and the sum of the amount of cash (if any) plus the fair market value of CBSI Common Stock received by such holder in the Merger. Such gain will be long-term gain if such stock had been held for more than eighteen months and mid-term gain if held for more than twelve months, and such loss will be long-term loss if held for more than twelve months; all such time periods are determined as of the date of consummation of the Merger. The fair market value of the CBSI Common Stock will be the mean between the high and the low trading price of such shares on the date of consummation of the Merger. The basis of CBSI Common Stock received in the Merger will be its fair market value, determined as described above, on the date of consummation of the Merger. The holding period of CBSI Common Stock received in the Merger will begin the day after consummation of the Merger.

     THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION WHETHER TO VOTE IN FAVOR OF THE CLAREMONT MERGER PROPOSAL. ACCORDINGLY, EACH HOLDER OF CLAREMONT COMMON STOCK SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE MERGER AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CBSI COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAW.

ANTICIPATED ACCOUNTING TREATMENT

     The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. CBSI and Claremont will receive letters from Arthur Andersen LLP and KPMG Peat Marwick LLP, their respective independent public accountants, stating that they know of nothing that would prohibit the business combination to be effected by the Merger from qualifying as a pooling of interests transaction under generally accepted accounting principles. It is a condition to the Merger that CBSI and Claremont shall have received letters from Arthur Andersen LLP and KPMG Peat Marwick LLP, dated as of the closing date of the Merger. Under pooling of interests accounting, the recorded assets and liabilities of CBSI and Claremont will be carried forward to the combined company at their recorded amounts, income of the combined company will include income of CBSI and Claremont for the entire fiscal year in which the combination occurs and the reported income or loss of the separate companies for prior periods will be combined and restated as income of the combined company.

     The letters from CBSI's and Claremont's independent public accountants are based upon certain material representations provided by CBSI and Claremont. In addition, to help ensure that the parties meet the prerequisites for pooling of interests accounting treatment, certain CBSI shareholders and Claremont shareholders who may be deemed to be affiliates of CBSI and Claremont prior to the Effective Time have each executed a letter agreement to the effect that such person will not sell, transfer or otherwise dispose of, or reduce such person's interest in or risk relating to any shares of CBSI Common Stock or Claremont Common Stock during the 30 days prior to and thereafter will not sell any shares of CBSI Common Stock received in the Merger or otherwise beneficially owned by such person, except in each case for amounts of Claremont Common Stock and CBSI Common Stock not more than the minimal amount permitted by the rules and releases of the Commission relating to pooling of interests accounting treatment, until CBSI publishes financial statements which reflect 30 days of combined operations of CBSI and Claremont. These restrictions lapse if the Merger Agreement is terminated.

EFFECT ON STOCK OPTIONS

     At the Effective Time, each outstanding option to purchase shares of Claremont Common Stock will be assumed by CBSI and will constitute an option to purchase, on the same terms and conditions as were applicable under such Claremont stock option the same number of shares of CBSI Common Stock as the holder of such Claremont stock option would have been entitled to receive according to the Merger Agreement had such holder exercised such option in full immediately prior to the Effective Time. The exercise price per share of such option will equal the aggregate exercise price divided by the number of full shares of CBSI Common Stock issuable under such option. As of May 29, 1998, there were options to purchase 1,657,199 shares of Claremont Common Stock outstanding under the Claremont 1992 Plan.

     As soon as practicable after the Effective Time, CBSI will deliver to the participants in the Claremont 1992 Plan, an appropriate notice setting forth such participant's rights under the CBSI 1996 Stock Option Plan. Grants pursuant to the Claremont 1992 Plan shall continue in effect on the same terms and conditions after giving effect to the Merger. CBSI will comply with the Claremont 1992 Plan and ensure that, to the extent required by, and subject to the provisions of, the Claremont 1992 Plan, the Claremont stock options which qualified as incentive stock options prior to the Effective Time will continue to qualify as incentive stock options after the Effective Time.

     CBSI will take all corporate action necessary to reserve for issuance a sufficient number of shares of CBSI Common Stock for delivery under the Claremont stock options assumed in accordance with the Merger Agreement. As soon as practicable after the Effective Time, CBSI will file a registration statement or statements on Form S-8 with respect to the shares of CBSI Common Stock subject to such options and will use its best efforts to maintain the effectiveness of such registration statement or statements for as long as such options remain outstanding.

CERTAIN LEGAL MATTERS

     Pursuant to the requirements of the HSR Act, CBSI and Claremont filed a Notification and Report for review under the HSR Act with the FTC and the Antitrust Division on June 3, 1998. The waiting period under the HSR Act with respect to such filings is expected to expire on July 3, 1998.

     CBSI and Claremont do not believe that any additional governmental filings in the United States are required with respect to the Merger, other than filing the Articles of Merger with the Secretary of State of the State of Oregon. The FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including the divestiture of substantial assets of CBSI or Claremont if the Merger is consummated. Consummation of the Merger is conditioned upon, among other things, the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or limiting or restricting CBSI's conduct or operation of the business of CBSI after the Merger.

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

FEDERAL SECURITIES LAW CONSEQUENCES

     All of the CBSI Common Stock issued in connection with the Merger will be freely transferable, except that any CBSI Common Stock received by persons who are deemed to be "affiliates" (as defined under the Securities Act) of Claremont or CBSI prior to the Merger may be sold by them only pursuant to an effective registration statement under the Securities Act, in transactions permitted by the resale provisions of Rule 145 under the Securities Act with respect to affiliates of Claremont, or Rule 144 under the Securities Act with respect to persons who are or become affiliates of CBSI, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Claremont or CBSI generally include individuals or entities that control, are controlled by, or are under common control with, such corporation and may include certain officers and directors of such corporation as well as shareholders owning more than 10% of the voting stock of such corporation.

     Affiliates of Claremont may not sell the shares of CBSI Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with the requirements of Rule 145 (or Rule 144 under the Securities Act in the case of persons who are or become affiliates of CBSI) or another applicable exemption from the registration requirements of the Securities Act. Generally, under Rule 145, an affiliate may, within any three-month period, sell an amount of shares not exceeding the greater of 1% of the outstanding shares of CBSI Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Sales by such affiliates may only be made through unsolicited "brokers' transactions" or in transactions directly with a "market maker" as such terms are defined in Rule 145. Rule 145 would only remain available, however, to affiliates if CBSI remains current with its informational filings under the Exchange Act.

     An affiliate of Claremont will be able to sell, one year from the Effective Time, any CBSI Common Stock received without such limitations, provided CBSI is current with its Exchange Act informational filings and was not an affiliate of CBSI. Two years after the Effective Time, an affiliate of Claremont would be able to sell CBSI shares without any restrictions so long as such person had not been an affiliate of CBSI for at least three months prior to the date of sale.

STOCK LISTING

     It is a condition to the Merger that the shares of CBSI Common Stock to be issued in the Merger be approved for quotation on the Nasdaq National Market. An application will be filed for such listing.

DIVIDENDS

     It is a condition of the Merger Agreement that neither CBSI nor Claremont is permitted to declare or pay any dividend or other distribution in respect to any of its capital stock from the date of the Merger Agreement until the termination of the Merger Agreement or the Effective Time.

APPRAISAL AND DISSENTER'S RIGHTS

     Under the Oregon Business Corporation Act, the holders of Claremont Common Stock are not entitled to any appraisal or dissenter's rights with respect to the Merger.

FEES AND EXPENSES

     Claremont has agreed to pay CBSI a fee of $10,000,000 if the Merger Agreement is terminated under certain circumstances.

     CBSI and Claremont have each agreed to pay its own fees and expenses in connection with the Merger Agreement and the Merger; however, CBSI and Claremont shall share equally all fees and expenses, other than attorney's fees, incurred in relation to the printing and filing of this Joint Proxy Statement/Prospectus (including any related preliminary materials) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

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

                              THE MERGER AGREEMENT

     The description of the Merger Agreement set forth below does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this Joint Proxy Statement/Prospectus as Annex A and incorporated into this document by reference. All shareholders of CBSI and Claremont are urged to read the Merger Agreement in its entirety.

TERMS OF THE MERGER

     THE MERGER. At the Effective Time and subject to the terms and conditions of the Merger Agreement and the Oregon Business Corporation Act, Merger Sub will be merged with and into Claremont, the separate corporate existence of Merger Sub will cease, and Claremont will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of CBSI.

     EFFECTIVE TIME. No later than the second business day after the satisfaction or waiver of the conditions to the Merger as set forth in the Merger Agreement, the Merger will be consummated by filing Articles of Merger with the Secretary of State of the State of Oregon. The time of such filing is referred to as the "Effective Time".

     ARTICLES OF INCORPORATION AND BYLAWS. The Merger Agreement provides that the Articles of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation and Bylaws of the Surviving Corporation until thereafter amended, except that the Article I of the Articles will be amended so that the name of the Surviving Corporation will be Claremont Technology Group, Inc.

     DIRECTORS AND OFFICERS. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed.

     CONVERSION OF CLAREMONT COMMON STOCK IN THE MERGER. At the Effective Time, each issued and outstanding share of Claremont Common Stock will be converted into the right to receive the number of shares of CBSI Common Stock equal to $27.00 divided by the average per share closing price of CBSI Common Stock for the twenty consecutive trading days, the last of which is the fourth full trading day prior to the consummation of the Merger. In the event that the Closing Value is less than 85% of $38.00, each outstanding share of Claremont Common Stock will be converted into .8359133 shares of CBSI Common Stock. If the Closing Value is more than 115% of $38.00, each outstanding share of Claremont Common Stock will be converted into .617849 shares of CBSI Common Stock. Claremont shareholders will receive cash in lieu of any fractional shares of CBSI Common Stock.

     CONVERSION OF CAPITAL STOCK OF MERGER SUB IN THE MERGER. Each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one fully paid and nonassessable share of Common Stock, no par value, of the Surviving Corporation.

     CLAREMONT STOCK OPTIONS. At the Effective Time, all then-outstanding options to purchase Claremont Common Stock issued under the Claremont 1992 Plan will be assumed by CBSI on the same terms and conditions as were applicable under the Claremont 1992 Plan prior to the Effective Time. The holder of a Claremont stock option will be entitled to receive the same number of shares of CBSI Common Stock as such holder would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (rounded down to the nearest whole number) at a price per share equal to the aggregate exercise price for the shares of Claremont Common Stock divided by the number of full shares of CBSI Common Stock deemed purchasable pursuant to such Claremont stock option.

     FRACTIONAL SHARES. No certificate or scrip representing less than one full share (a "fractional share") of CBSI Common Stock will be issued in connection with the Merger. Each holder of shares of Claremont Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a

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

fraction of a share of CBSI Common Stock will receive cash in an amount equal to such fractional part of a share of CBSI Common Stock multiplied by the Closing Value.

EXCHANGE OF CERTIFICATES

     EXCHANGE AGENT. As of the Effective Time, CBSI shall deposit with the Exchange Agent, for the benefit of the holders of shares of Claremont Common Stock, for exchange in accordance with the Merger Agreement through the Exchange Agent, certificates representing the shares of CBSI Common Stock issuable in exchange for issued and outstanding shares of Claremont Common Stock.

     EXCHANGE PROCEDURES. As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to each holder of record of Claremont Common Stock a letter of transmittal and instructions for use in effectuating the surrender of a certificate representing Claremont Common Stock in exchange for a certificate representing CBSI Common Stock. Upon surrender of a certificate representing Claremont Common Stock for cancellation to the Exchange Agent, together with a letter of transmittal, duly executed, the holder of Claremont Common Stock will be entitled to receive in exchange a certificate representing the number of whole shares of CBSI Common Stock which such holder shall have the right to receive pursuant to the Merger Agreement. The certificate evidencing the shares of Claremont Common stock will be immediately canceled. In the event of a transfer of ownership of Claremont Common Stock which is not registered in the transfer records of Claremont, a certificate representing the number of shares of CBSI Common Stock may be issued to a transferee if the certificate representing such Claremont Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

     DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES OF CLAREMONT COMMON
STOCK. No dividends or other distributions made after the Effective Time with respect to CBSI Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate representing shares of Claremont Common Stock with respect to the shares of CBSI Common Stock represented thereby that they are entitled to receive until the holder of record of such certificate representing shares of Claremont Common Stock surrenders such certificate. Subject to the effect of applicable laws, following the surrender of any such certificate representing shares of Claremont Common Stock, there will be paid to the record holders of such certificates representing whole shares of CBSI Common Stock issued in exchange therefor, without interest, at the time of surrender, the amount of dividends or other distributions with a record date after the Effective Time paid with respect to such whole shares of CBSI Common Stock.

     TERMINATION OF THE EXCHANGE FUND. Any portion of the shares of CBSI Common Stock deposited with the Exchange Agent which remains undistributed to shareholders of Claremont for one year after the Effective Time shall be delivered to CBSI, upon demand, and any shareholder of Claremont who has not previously complied with the exchange procedures in the Merger Agreement shall look only to CBSI for payment of their claim for CBSI Common Stock, any cash in lieu of fractional shares of CBSI Common Stock, and any dividends or distributions with respect to CBSI Common Stock. Neither CBSI nor Claremont will be liable to any holders of Claremont Common Stock for any such shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     DETAILED INSTRUCTIONS, INCLUDING A TRANSMITTAL LETTER, WILL BE MAILED TO CLAREMONT SHAREHOLDERS PROMPTLY FOLLOWING THE EFFECTIVE TIME AS TO THE METHOD OF EXCHANGING CERTIFICATES FORMERLY REPRESENTING SHARES OF CLAREMONT COMMON STOCK. CLAREMONT SHAREHOLDERS SHOULD NOT SEND CERTIFICATES REPRESENTING THEIR SHARES TO THE EXCHANGE AGENT PRIOR TO RECEIPT OF THE TRANSMITTAL LETTER.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various customary representations and warranties made by Claremont, in respect of itself and its subsidiaries, in favor of CBSI and Merger Sub and by CBSI and Merger Sub in respect of CBSI and Merger Sub in favor of Claremont relating to the following matters; i) corporate

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

organization, good standing, qualification, approvals and similar matters; ii) absence of need for additional consents to enter into the Merger Agreement; iii) absence of conflicts between the Merger Agreement and the Articles of Incorporation or Bylaws of either Company; iv) all required reports with the Commission have been made and comply in all material respects with the Exchange Act, do not contain any untrue statement of material fact or omit to state any material fact and contain financial statements that are in accordance with generally accepted accounting principles; v) absence of material adverse changes; vi) the receipt of the opinion of the respective financial advisor of each company as to the fairness of the consideration to be paid in the Merger;
vii) absence of undisclosed pending or threatened material litigation; viii) absence of any action which could prevent CBSI from accounting for the Merger as a pooling of interests; ix) absence of a breach, or claim of breach, of certain material agreements; x) the capital structure of each company, and; xi) ownership, right to use, absence of breach of license to use, validity, absence of violations or claims of infringement with respect to intellectual property owned or used by each company.

CONDUCT OF CLAREMONT BUSINESS PENDING THE MERGER

     Claremont has agreed that, prior to the later of the Effective Time and the Closing Date, except as contemplated by the Merger Agreement, each of Claremont and its subsidiaries shall conduct its business and affairs in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and taxes when due, subject to good faith disputes over such debts or taxes, to pay or perform other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Claremont has undertaken promptly to notify CBSI of any material event or occurrence not in the ordinary course of business of Claremont. Except as expressly contemplated by the Merger Agreement, Claremont and its subsidiaries have agreed not to do these things:

          1. Accelerate, amend or change the period of exercisability of options or restricted stock granted under any employee stock plan or authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date of the Merger Agreement;

          2. Transfer or license to any person or entity or otherwise extend, amend or modify any rights to any Claremont intellectual property, other than in the ordinary course of business consistent with past practices;

          3. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service by such party;

          4. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the grant of options under the Claremont 1992 Plan consistent with past practices to employees or consultants and not exceeding in the aggregate 50,000 shares; (ii) the issuance of shares of Claremont Common Stock issuable upon exercise of options granted under the Claremont 1992 Plan, which options are outstanding on the date of the Merger Agreement, or (iii) the repurchase of shares of Claremont Common Stock from terminated employees pursuant to the terms of outstanding stock restriction or similar agreements;

          5. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets other than in the ordinary course of business;

          6. Sell, lease, license or otherwise dispose of any of its properties or assets which are material, individually or in the aggregate, to the business of Claremont, except in the ordinary course of business;

          7. Increase or agree to increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees in accordance with past practices, grant any severance or termination pay to, or enter into any employment or severance agreement, with any employee, except in accordance with past practices, enter into any collective bargaining agreement, establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

          8. Revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          9. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities or guarantee any debt securities of others, other than indebtedness incurred under outstanding lines of credit consistent with past practice;

          10. Amend or propose to amend its Articles of Incorporation or Bylaws; or

          11. Take, or agree in writing or otherwise to take, any of the actions described in Items (1) through (10) above, or any action which is reasonably likely to make any of Claremont's representations or warranties contained in the Merger Agreement untrue or incorrect in any material respect on the date made (to the extent so limited) or as of the Effective Time.

     NO SOLICITATION BY CLAREMONT. The Merger Agreement provides that Claremont will not: i) directly or indirectly, through any officer, director, employee, representative or agent, solicit, initiate or encourage any inquiries or proposals regarding a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving Claremont other than the Merger (the foregoing being referred to as "Acquisition Proposals"); ii) engage in negotiations or discussions concerning, or provide any non-public information to any person relating to an Acquisition Proposal; or
iii) agree to, approve or recommend any Acquisition Proposal. The Claremont Board, however, is not precluded from considering, negotiating or recommending to the shareholders of Claremont an unsolicited bona fide written Acquisition Proposal, provided that the Claremont Board determines in good faith (after consultation with its financial advisor) that, if consummated, the Acquisition Proposal would result in a transaction more favorable to Claremont shareholders from a financial point of view than the Merger and the Claremont Board determines in good faith after consultation with outside legal counsel that it is required to recommend the Acquisition Proposal in order to discharge its fiduciary duties.

     The Merger Agreement requires Claremont to immediately notify CBSI in writing after receipt of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to Claremont's properties, books or records by any person or entity that informs Claremont that it is considering making, or has made, an Acquisition Proposal.

CONDUCT OF CBSI BUSINESS PENDING THE MERGER

     The Merger Agreement provides that during the period between the signing of the Merger Agreement and the Effective Time, unless Claremont otherwise consents in writing, CBSI will and will cause each of its subsidiaries (including Merger
Sub) to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and taxes when due, to pay or perform other obligations when due, and, to the extent consistent with such business, use all reasonable efforts, consistent with past practices and policies, to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers,

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

distributors, licensors, licensees and others having business dealings with it. Except as contemplated by the Merger Agreement, neither CBSI nor any of its subsidiaries will, without the prior written consent of Claremont:

          (1) declare or pay any dividends or make any other distribution in respect to any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of such agreements by such party;

          (2) transfer or license to any person or entity or otherwise extend, amend or modify any rights to CBSI's intellectual property other than in the ordinary course of business;

          (3) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire any Common Stock or other convertible securities, other than; 1) the grant of options under the CBSI 1996 Stock Option Plan ("CBSI Option Plan") consistent with past practices to employees or consultants and not exceeding in the aggregate 600,000 shares; 2) the issuance of shares of CBSI Common Stock issuable upon the exercise of options granted under the CBSI Option Plan,
     3) the repurchase of shares of Common Stock from terminated employees or consultants, or 4) options issued in connection with an acquisition or merger permitted under the Merger Agreement;

          (4) acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of any business or corporation, partnership or other business organization or division, or otherwise acquire any assets other than in the ordinary course of business which would delay the consummation of the Merger;

          (5) sell, lease, license or otherwise dispose of any material properties or assets except for lease financing arrangements and transactions entered into in the ordinary course of business;

          (6) increase the compensation payable or to become payable to its officers or employees, except in accordance with past practices, grant any additional severance or termination pay except in accordance with past practices, enter into any collective bargaining agreement, or amend any bonus, profit sharing, thrift compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan for the benefit of any directors, officers or employees;

        (7) revalue any of its assets;

          (8) incur any indebtedness for borrowed money or guarantee any indebtedness, issue or sell any debt securities, warrants or rights to acquire any debt securities other than indebtedness incurred under outstanding lines of credit consistent with past practice;

          (9) amend its Articles of Incorporation or Bylaws;

          (10) take any action which is reasonably likely to make any of its representations and warranties pursuant to the Merger Agreement untrue or incorrect.

ADDITIONAL AGREEMENTS

     PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT. The Merger Agreement provides that, as promptly as practical after the execution of the Merger Agreement, CBSI and Claremont shall prepare and file with the Commission the Joint Proxy Statement/Prospectus and the Registration Statement of CBSI in which the Joint Proxy Statement/Prospectus shall constitute the prospectus of CBSI. The Joint Proxy Statement/ Prospectus shall contain the recommendation of the Claremont Board in favor of the Claremont Merger Proposal and the recommendation of the CBSI Board in favor of the CBSI Share Proposal and the CBSI

Merger Proposal. CBSI and Claremont shall make all necessary filings under the Securities Act and the Exchange Act and applicable blue sky laws.

     SHAREHOLDERS' MEETINGS. The Merger Agreement provides that CBSI and Claremont each shall call a shareholders meeting as promptly as practicable for the purpose of voting upon the approval of the Merger and the issuance of CBSI Common Stock, and that CBSI and Claremont shall use their best efforts to hold the shareholders meetings on the same day and as soon after the signing of the Merger Agreement as practicable.

     ACCESS TO INFORMATION. Upon reasonable notice, Claremont and CBSI shall each afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of Claremont and CBSI shall furnish promptly to the other a copy of each report, schedule, registration statement and other documents filed or received by it during such period pursuant to the requirements of federal securities laws and all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law the parties will hold any such information which is nonpublic in accordance with the Confidentiality Agreement, dated March 9, 1998 between CBSI and Claremont.

     CONSENTS. CBSI and Claremont agree to use all reasonable efforts to obtain all necessary consents, waivers and approvals under any of their respective material agreements, contracts, licenses or leases in connection with the Merger.

     NASDAQ QUOTATION. During the period commencing on April 8, 1998 and ending at the Effective Time, CBSI and Claremont have agreed to continue the quotation of CBSI Common Stock and Claremont Common Stock, respectively, on the Nasdaq National Market.

     SHAREHOLDER RIGHTS PLAN. The Merger Agreement provides that as soon as possible, and in any event prior to the Effective Time, Claremont shall take such steps as may be required and sufficient either to redeem the outstanding rights under its Shareholder Rights Plan or amend the plan so as to prevent its application to the Merger.

     LEGAL CONDITIONS TO MERGER. The Merger Agreement provides that CBSI and Claremont will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on either with respect to the Merger and will promptly cooperate with and furnish information to each other in connection with any requirements of the other. Each will take all reasonable actions necessary to obtain any consent, authorization, order or approval of or any exemption by any governmental entity or public third party, required to be obtained.

     PUBLIC DISCLOSURE. The Merger Agreement provides that CBSI and Claremont shall agree before issuing any press release or otherwise making any public statement with respect to the Merger or the Merger Agreement, except as may be required by law.

     TAX-FREE REORGANIZATION. CBSI and Claremont shall each use its best efforts to cause the Merger to be treated as a reorganization within the meaning of
Section 368(a) of the Code.

     POOLING OF INTERESTS ACCOUNTING. CBSI and Claremont shall each use its best efforts to cause the Merger to be accounted for as a pooling of interests. Each of CBSI and Claremont agree to use its best efforts to cause its respective Affiliates not to take any action that would adversely affect the ability of CBSI to account for the Merger as a pooling of interests. CBSI and Claremont shall each cause its respective Affiliates to sign and deliver to CBSI a "pooling letter" in a form and substance to be mutually agreed upon.

     AFFILIATE AGREEMENTS. CBSI and Claremont will identify all persons who are affiliates of CBSI or Claremont, respectively, within the meaning of Rule 145 of the Securities Act. Claremont shall use its best efforts to deliver from each Affiliate of Claremont, an executed Affiliate Agreement to CBSI by May 31,1998, by which such Affiliate of Claremont agrees to comply with the requirements of Rule 145.

     INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that from and after the Effective Time, CBSI and the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or

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

has been at any time prior to the Effective Time, an officer, director or employee of Claremont or any of its subsidiaries against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, or employee of Claremont or any of its subsidiaries and arising out of or pertaining to the transactions contemplated by the Merger Agreement. Such indemnification is in each case to the full extent a corporation is permitted under the Oregon Business Corporation Act and the Articles of Incorporation and Bylaws of the Surviving Corporation. In the event that any claim, action, suit, proceeding, suit, proceeding or investigation is brought against an indemnified party, the indemnified party may retain counsel of their choice and CBSI or the Surviving Corporation shall pay the reasonable fees and expenses of such counsel.

     The Merger Agreement also provides that CBSI will cause itself or the Surviving Corporation to use its best efforts to maintain in effect for a period of six years after the Effective Time, if available, directors' and officers' liability insurance covering those persons who are currently covered by Claremont's directors' and officers' liability insurance policy.

     HART SCOTT RODINO FILINGS. The Merger Agreement provides that CBSI and Claremont will cooperate with each other so that each is provided with all necessary information in a timely manner to permit a prompt and complete filing under the HSR Act.

CONDITIONS TO THE MERGER

     CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The Merger Agreement provides that the respective obligations of each party to effect the Merger shall be subject to satisfaction prior to the Closing Date of the following conditions:

          i) Shareholder Approval. The Claremont Merger Proposal shall have been approved and adopted by the affirmative vote of the requisite vote of the shareholders of Claremont and the CBSI Share Proposal and CBSI Merger Proposal shall have been approved by the requisite vote of the shareholders of CBSI.

          ii) Approvals. All authorizations, consents, orders or approvals of any governmental entity shall have been filed, occurred or been obtained.

          iii) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

          iv) No Injunctions or Restraints. There shall not have been any temporary restraining order, preliminary or permanent injunction or other order issued or pending by any court, administrative agency or commission or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or limiting or restricting CBSI's conduct or operation of the business of CBSI after the Merger.

          v) Pooling Letters. CBSI and Claremont shall have received letters from Arthur Andersen LLP and KPMG Peat Marwick LLP, the respective independent public accountants of CBSI and Claremont, stating that they know of nothing that would prohibit the business combination to be effected by the Merger from qualifying as a pooling of interest transaction under generally accepted accounting principles.

          vi) Hart Scott Rodino Filings. Each of CBSI and Claremont shall have received confirmation from its respective counsel that any necessary filing under federal antitrust laws has been made and that the Merger has passed Hart Scott Rodino review.

          vii) Nasdaq. The CBSI Common Stock to be issued in the Merger shall have been approved for quotation on the Nasdaq National Market.

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

     ADDITIONAL CONDITIONS AND OBLIGATIONS OF CBSI AND SUB. The obligation of CBSI and Sub to effect the Merger is also subject to the satisfaction of each of the following conditions:

          i) Representations and Warranties. The representations and warranties of Claremont contained in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date, except for a) changes contemplated by the Merger Agreement and b) where failure to be true and correct would not be reasonably likely to have a material adverse effect on Claremont or a material adverse effect on the consummation of the transactions contemplated by the Merger Agreement and CBSI shall have received a certificate signed on behalf of Claremont by Claremont's president and its chief financial officer to that effect.

          ii) Performance of Obligations of Claremont. Claremont shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement prior to the Closing Date and CBSI shall have received a certificate signed on behalf of Claremont by its president and its chief financial officer to that effect.

          iii) Tax Opinion. CBSI shall have received a written opinion from Butzel Long that for Federal income tax purposes the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code.

          iv) Substantial Continuity of Workforce. Substantially all of Claremont's employees as of the date of the Merger Agreement shall remain employed by Claremont as of the Closing Date.

          v) Employment Agreements by Substantially All Claremont Vice Presidents. Substantially all of Claremont's Vice President and Senior Vice President level employees shall have signed Employment Agreements with Claremont.

     ADDITIONAL CONDITIONS AND OBLIGATIONS OF CLAREMONT. The obligation of Claremont to effect the Merger is also subject to the satisfaction of each of the following conditions:

          i) Representations and Warranties. The representations and warranties of CBSI and Merger Sub contained in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date, except for a) changes contemplated by the Merger Agreement and b) where failure to be true and correct would not be reasonably likely to have a material adverse effect on CBSI and its subsidiaries or a material adverse effect upon the consummation of the transactions contemplated by the Merger Agreement and Claremont shall have received a certificate signed on behalf of CBSI by CBSI's chief executive officer and its chief financial officer to that effect.

          ii) Performance of Obligations of CBSI and Merger Sub. CBSI and Merger Sub shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement prior to the Closing Date and Claremont shall have received certificates signed on behalf of CBSI, and Merger Sub by their respective chief executive officers and chief financial officers to that effect.

          iii) Tax Opinion. Claremont shall have received a written opinion from Ater Wynne Hewitt Dodson & Skerritt, LLP that for Federal income tax purposes the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of CBSI or Claremont: (i) by mutual written consent of CBSI and Claremont; (ii) by either CBSI or Claremont if the Merger has not been consummated by August 31, 1998; however, this right is not available to a party whose failure to fulfill any obligation under the Merger Agreement is the cause of the failure of the Merger to occur on or before August 31, 1998; (iii) by either CBSI or Claremont if a court or other governmental entity has issued a nonappealable final order, decree or ruling permanently enjoining the Merger; however, this right is not available to a party that has not complied with its obligations under Section 6.8 of the Merger Agreement;
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(iv) by CBSI, if the requisite vote of the shareholders of Claremont in favor of the Claremont Merger Proposal is not obtained; (v) by Claremont, if the requisite vote of the shareholders of CBSI in favor of the CBSI Share Proposal and the CBSI Merger Proposal is not obtained; (vi) by CBSI, if the Claremont Board withdraws or modifies its recommendation of the Merger Agreement in a manner adverse to CBSI; (vii) by CBSI, if the Claremont Board recommends to shareholders of Claremont an Alternative Transaction; (viii) by CBSI, if the Claremont Board recommends a tender or exchange offer for more than 15% of the outstanding shares of Claremont Common Stock; (ix) by CBSI, if a tender offer for Claremont is successfully concluded whether or not recommended by the Claremont Board; (x) by Claremont, if the CBSI Board withdraws or modifies its recommendation of the CBSI Merger Proposal and the CBSI Share Proposal in a manner that is adverse to Claremont for any reason other than the occurrence of an event or discovery of the falsity of a representation or warranty that has a material adverse effect on Claremont; (xi) by CBSI or Claremont if there has been a material breach of any representation or warranty by the other, subject to the right to cure such a breach.

     Claremont will pay CBSI a termination fee of $10 million if the Merger Agreement is terminated due to: (i) the Claremont Board recommending an Alternative Transaction; (ii) the Claremont Board recommending a tender or exchange offer for more than 15% of the outstanding shares of Claremont Common Stock; (iii) the successful completion of a tender offer for Claremont whether or not recommended by the Claremont Board; (iv) the failure of Claremont to receive the requisite vote for approval of the Claremont Merger Proposal if Claremont fails to hold a shareholders' meeting as the result of an Alternative Transaction.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended, in writing, by the parties to the Merger Agreement by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, provided that no amendment requiring further shareholder approval may be made without such approval. In addition, the parties may, prior to the Effective Time, acting through their respective Boards of Directors, to the extent legally allowed i) extend the time for the performance of any of the obligations or other acts of the other party;
ii) waive compliance with any of the agreements or conditions of the Merger Agreement; or iii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement.

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

                              IRREVOCABLE PROXIES

     Concurrently with the execution of the Merger Agreement, Jerry L. Stone, Chairman of the Claremont Board and a shareholder of Claremont, granted an irrevocable proxy to CBSI to vote in favor of all matters related to the transaction contemplated by the Merger Agreement. Concurrently with the execution of the Merger Agreement, Rajendra B. Vattikuti, President and Chief Executive Officer of CBSI and a shareholder of CBSI, granted an irrevocable proxy to Claremont to vote in favor of all matters related to the transaction contemplated by the Merger Agreement.

           COMPARISON OF RIGHTS OF SHAREHOLDERS OF CBSI AND CLAREMONT

     Until the Merger, the rights of Claremont's shareholders will continue to be governed by the Second Restated Articles of Incorporation of Claremont, as amended to date (the "Claremont Articles"), and the Second Amended and Restated Bylaws of Claremont (the "Claremont Bylaws") and also by the laws of the State of Oregon, including the Oregon Business Corporation Act (the "OBCA"). If the Merger is consummated, holders of Claremont Common Stock will become holders of CBSI Common Stock. Upon consummation of the Merger, the rights of former Claremont shareholders will be governed by the laws of the State of Michigan, including the Michigan Business Corporation Act (the "MBCA"), and by CBSI's Restated Articles of Incorporation (the "CBSI Articles") and the Amended and Restated Bylaws of CBSI (the "CBSI Bylaws"). The following is a summary of certain of the material differences between the rights of holders of CBSI Common Stock under the MBCA, the CBSI Articles and the CBSI Bylaws and the rights of holders of Claremont Common Stock under the OBCA, the Claremont Articles and the Claremont Bylaws. This summary is not intended to be complete and is qualified in its entirety by reference to the corporate Statutes of Michigan and Oregon, and the corporate charters and bylaws of CBSI and Claremont.

SPECIAL MEETING OF SHAREHOLDERS

     The OBCA and Claremont Bylaws provide that special meetings of shareholders may be called by the directors or upon the demand of the holders of at least 10% of all votes entitled to be cast on any issue proposed.

     The CBSI Bylaws provide that a special meeting of shareholders may be called by the Chairman of the Board or President and shall be called by the President or the Secretary upon the demand of not less than 25% of all the votes entitled to vote at the meeting. The MBCA provides that upon the application to the circuit court of the county in which the registered office is located, by the holders of not less than 10% of all the shares entitled to vote at a meeting, the circuit court may order a special meeting upon a showing of good cause.

VOTING REQUIREMENTS AND QUORUMS FOR SHAREHOLDER MEETINGS

     Under the Claremont Bylaws a majority of the votes entitled to be cast on a matter constitutes a quorum of that voting group for action on that matter. A majority of shares represented at the meeting, although less than a quorum, may adjourn the meeting.

     The OBCA provides that the articles of incorporation may provide for a lesser or greater quorum requirement than is required by the OBCA, but in no event shall a quorum consist of less than one-third of the votes entitled to be cast on any matter by the shareholders. Any amendment to the articles of incorporation that changes the quorum or voting requirements must meet the quorum requirement and be adopted by the vote of the shareholders required to take action immediately prior to the change.

     The CBSI Bylaws provide that the holders of a majority of all the issued and outstanding shares of each class of its capital stock entitled to vote at a meeting whether present in person or represented by proxy constitute a quorum unless the representation of a larger number of shares of each class is required by law.

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

     The MBCA provides that unless a greater or lesser quorum is required in the articles of incorporation or a bylaw adopted by the shareholders, shares entitled to cast a majority of the votes at a meeting constitute a quorum at the meeting.

BUSINESS CONDUCTED AT SHAREHOLDERS MEETING

     The Claremont Bylaws provide that at an annual meeting of shareholders, only business that has been specified in the notice of the meeting given by or at the direction of the Board of Directors, otherwise properly brought before the meeting by or at the direction of the Board of Directors or otherwise properly brought before an annual meeting by a shareholder may be conducted at the annual meeting. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given notice thereof in writing to the Secretary of Claremont not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event less than 60 days, notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by a shareholder must be received by Claremont by the close of business on the 10th day following the day on which the notice of the annual meeting was mailed or such public disclosure was made. A shareholder's notice to the Secretary must set forth a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, the name and address of the shareholder proposing such business as they appear on Claremont's books, the class and the number of shares of stock owned by the shareholder, and any material interest of the shareholder in the business being brought. The Chairman of the annual meeting determines and declares to the meeting whether there was any business that was not properly brought before the meeting.

     The CBSI Bylaws provide that written notice of the time, place and purpose of the meeting of shareholders shall be given not less than ten nor more than 60 days before the date of the meeting to each shareholder of CBSI entitled to vote at the meeting. No notice of any adjourned meeting of shareholders need be given if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting, only the business that might have been transacted at the original meeting is addressed.

NOMINATION AND ELECTION OF DIRECTORS

     The Claremont Bylaws provide that if a quorum exists, directors are to be elected by a plurality of the votes cast by the shares entitled to vote. Nominations of persons to the Board of Directors must be delivered to the principal executive offices of Claremont not less than 60 days nor more than 90 days prior to a meeting of shareholders; provided, however, that in the event that less than 60 days, notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder must be received by Claremont by the close of business on the 10th day following the day the notice of the meeting was mailed or public disclosure made. The notice must set forth the name, age, business address and residence address of each nominee along with the principal occupation or employment of the nominee, the class and number of shares of Claremont stock beneficially owned by the nominee and such other information as would be required to be included in a proxy statement solicitation for the election of directors. The shareholder giving the notice must provide his or her name and address, as they appear on the corporation's books and the class and number of shares of Claremont stock he or she beneficially owns. If the Chairman of a meeting of Claremont shareholders determines that a person was not nominated in accordance with required procedures, the Chairman must declare that the nomination was not in accordance with the procedures and disregard the nomination.

     Under the MBCA a vacancy on the board of directors may be filled by either the shareholders or the board. If the directors remaining in office constitute fewer than a quorum of the board, the remaining directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

INSPECTION RIGHTS

     Under the OBCA, every shareholder has the right to inspect and copy the corporation's articles of incorporation, bylaws, resolutions relating to creation of one or more classes or series of stock, the minutes of

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

all shareholders' meeting during the past three years, all written communications to shareholders within the past three years, a list of the names and current business addresses of the corporation's current officers and directors and the corporation's most recent annual report if the shareholder gives the corporation written notice of the intent to do so at least five business days before the date on which the shareholder wishes to inspect and copy the records. A shareholder may also inspect and copy excerpts from the minutes of any board of directors meeting, records of any action of a committee of the board of directors while acting in place of the board, minutes of any meeting of the shareholders and records of action taken by the shareholders or board of directors without a meeting, the accounting records of the corporation, including tax returns of the corporation and the list of shareholders, if the shareholder makes the demand for access to the records in good faith and for a proper purpose which is described with reasonable particularity and the records the shareholder desires to inspect are directly connected to the shareholder's purpose.

     Under the MBCA, any shareholder of record, in person or by attorney or other agent has the right during the usual hours of business to inspect for any proper purpose the corporation's stock ledger, a list of shareholders, and its other books and records, if the shareholder gives the corporation a written demand at its registered office describing the purpose with reasonable particularity and the records the shareholder desires to inspect and the records sought are directly connected with the purpose. If the corporation does not permit an inspection within five business days after a demand has been received or imposes unreasonable conditions upon the inspection, the shareholder may apply to the circuit court of the county in which the principal place of business or registered office of the corporation is located for an order to compel the inspection. The right to inspect records includes the right to copy and make extracts from the records and, if reasonable, the right to require the corporation to supply copies made by photographic, xerographic or other means.

ACTION BY CONSENT OF SHAREHOLDERS

     The OCBA provides that actions required or permitted to be taken at a shareholders' meeting may be taken by all the shareholders entitled to vote on such an action if the action is evidenced by one or more written consents describing the actions taken, signed by all of the shareholders entitled to vote on such action and delivered to the corporation for inclusion in the minutes or filing with the corporate records. Actions taken in this manner are effective when the last shareholder signs the consent, unless the consent specifies otherwise.

     The Claremont Bylaws provide that if the OCBA requires that notice of proposed action be given to nonvoting shareholders and the action is to be taken by unanimous consent of the voting shareholders, the corporation must give its nonvoting shareholders written notice of the proposed action at least ten days before the action is taken. The notice must contain or be accompanied by the same material that, under the OBCA, would have been required to be sent to nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted to the shareholders for action.

     The MBCA provides that the articles of incorporation may provide that any permitted or required action to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing setting forth the action taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action of the shareholders entitled to vote.

     The CBSI Articles do not provide for actions to be taken without a meeting.

CUMULATIVE VOTING

     The OBCA and MBCA both provide that the articles of incorporation may allow cumulative voting by shareholders. Neither the CBSI Articles nor the Claremont Articles provide for cumulative voting.

DIVIDENDS AND STOCK REPURCHASES

     Under the OBCA, a board of directors may authorize and the corporation may make distributions to its shareholders. A distribution may be made only if, after giving it effect, in the judgment of the board of
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

directors, the corporation would be able to pay its debts as they become due in the usual course of business and the corporation's total assets are at least equal to the sum of its total liabilities plus the amount that would be needed if the corporation were to be dissolved at the time of the distribution, to satisfy any outstanding preferential rights upon dissolution.

     Under the MBCA, a board of directors may authorize and a corporation may make distributions to its shareholders. However, no distribution may be made if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

     The CBSI Bylaws provide that dividends or other distributions may be declared and paid by the board of directors from funds legally available on a date fixed by the board of directors.

CLASSIFICATION, NUMBER, VACANCIES AND QUALIFICATION OF THE BOARD OF DIRECTORS

     The OBCA allows, but does not require, the classification of the board into classes provided that the articles of incorporation or bylaws provide for at least six directors. The board may be divided into two or three classes, with each class to be as nearly equal in number as possible. The Claremont Bylaws provide for the classification of the Claremont Board into three classes, each as nearly equal in term as possible. The term of each class is staggered so that only one class is elected each year, in each case for a three-year term or until a successor is elected and qualified. The Claremont Bylaws provide for the Claremont Board to be a minimum of three and a maximum of 12 members. Currently, the Claremont Board is fixed at seven members. Vacancies on the Claremont Board, however occurring, may be filled by the shareholders, the Claremont Board, or by the affirmative vote of a majority of the directors then in office if there is less than a quorum. A director elected to fill a vacancy is duly elected until the next annual meeting of shareholders and until a successor is duly elected and qualified.

     The MBCA permits but does not require that the board of directors be divided into two or three classes, each to be as nearly equal in number as possible. Under the MBCA the number of directors is fixed in the bylaws unless the articles of incorporation fixes the number of directors. The CBSI Bylaws provide for the classification of the CBSI Board into three classes, each as nearly equal in term as possible. The term of each class is staggered so that only one class is elected each year, in each case for a three-year term or until a successor is elected and qualified. The CBSI Bylaws provide that the size of the CBSI Board is a minimum of one and a maximum of nine members. Currently, the CBSI Board is fixed at seven members. Vacancies on the CBSI Board, however occurring, may be filled by the affirmative vote of a majority of the directors then in office; however, the term of any director elected to fill such a vacancy expires at the next election of directors by the shareholders. Neither the CBSI Articles nor the CBSI Bylaws sets forth any qualification requirements for directors.

REMOVAL OF DIRECTORS

     Under the OBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. A director may removed by the shareholders only at a meeting called for the purpose of removing the director.

     The Claremont Bylaws provide that any and all of the directors of Claremont may be removed only for cause and at meeting called expressly for that purpose, by the vote of 75 percent of the votes then entitled to be cast for the election of directors.

     Under the MBCA, the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The vote for removal shall be by a majority of shares entitled to vote at an election of directors except that the articles may require a higher vote for removal without cause.

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     The CBSI Bylaws provide that the holders of a majority of the votes outstanding and entitled to vote at an election of directors may remove any director or the entire CBSI Board with or without cause.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

     Both the MBCA and the OBCA provide that a corporation may indemnify directors, officers or others against liability arising from the person's role if the conduct of the individual was in good faith, the individual reasonably believed that the conduct was not opposed to the best interest of the corporation and in the case of a criminal proceeding, the individual had no reasonable cause to believe the conduct was unlawful.

     The Claremont Articles provide that Claremont shall indemnify any person who was or is a party or threatened to be made a party to an action against all expenses, judgments, fines and amounts paid in settlement actually or reasonably incurred by the person in connection with the action. The Claremont Articles also provide that to the fullest extent permitted by law, no director of Claremont shall be personally liable to Claremont or its shareholders for monetary damages for conduct as a director.

     The CBSI Articles provide that to the fullest extent permitted by law, no director of CBSI shall be liable to the corporation or its shareholders for damages for a breach of fiduciary duty. The CBSI Articles also provide that a director of CBSI shall not be personally liable to CBSI or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to CBSI or its shareholders, for acts and omissions not in good faith or that involve intentional misconduct, for paying an improper dividend or distribution or for any transaction from which the director derived an improper benefit.

TRANSACTIONS WITH INTERESTED PARTIES

     Under the OBCA, a transaction with a related party is not voidable solely because of a director's interest in the transaction if the material facts of the transaction and the director's interest were disclosed and known to the board of directors or a disinterested committee of the board of directors and the board of directors or a disinterested committee of the board of directors authorized, approved or ratified the transaction or the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the shareholders authorized, approved or ratified the transaction, or the transaction was fair to the corporation.

     The Claremont Bylaws provide that a transaction in which a director of the corporation has a direct or indirect interest shall be valid notwithstanding the director's interest in the transaction if the material facts of the transaction and director's interest are disclosed or known to the board of directors or a committee of the board of directors and it authorizes, approves, or ratifies the transaction, or the material facts of the transaction and the director's interest are disclosed or known to shareholders entitled to vote and they authorize, approve, or ratify the transaction by a majority vote, or the transaction is fair to the corporation.

     Under the MBCA, a transaction with an interested party shall not, because of the interest, be enjoined, set aside or give rise to an award of damages or other sanctions, in a proceeding by a shareholder or by or in the right of the corporation if the person interested in the transaction establishes that the transaction was fair to the corporation at the time it was entered into, or the material facts of the transaction and the director's interest were disclosed or known to the board and the board approved, authorized or ratified the transaction or the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction.

     The CBSI Bylaws provide that a contract or transaction between CBSI and one or more of its directors or officers, or between CBSI and a domestic or foreign corporation, firm or association of any type or kind in which one or more of CBSI's directors or officers are directors or officers, or are otherwise interested, is not void or voidable solely because of such common directorship, officership or interest, or solely because such directors are present at the meeting of the board at which such contract or transaction is acted upon or solely

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because their votes are counted for such purpose if the transaction is fair and reasonable to CBSI when it is authorized, approved or ratified or, the material facts of the director's interest are disclosed or known to the board of directors and the board of directors authorizes, approves or ratifies the transaction by a vote sufficient for the purpose without counting the vote of any common or interested director or the material facts of the director's interest are disclosed or known to the shareholders and the shareholders authorize, approve or ratify the transaction.

FUNDAMENTAL TRANSACTIONS

     Under the OBCA, in order for one or more corporations to merge, the board of directors of each corporation must adopt a plan of merger and generally the board of directors of the corporation being acquired must submit the plan for the approval of its shareholders. The OBCA also provides that when a merger takes effect, the acquired corporation merges into the surviving corporation and ceases to exist separately from the surviving corporation. In addition, the surviving corporation inherits title to all real estate and other property owned by the other corporation, as well as all such corporation's liabilities. The OBCA also further provides that a corporation may sell, lease, exchange or otherwise dispose of all or substantially all of its property, other than in ordinary course of business, on the terms and conditions and for the consideration determined by the corporation's board of directors, if the board of directors proposes such transaction and those shareholders who are entitled to vote approve it by vote.

     The Claremont Articles provide that no agreement of merger or consolidation that requires shareholder approval under the OBCA, sale, lease or exchange of all or substantially all of Claremont's property and assets, or dissolution or liquidation shall be approved or become effective unless the holders of sixty-seven percent (67%) of the outstanding shares of Claremont entitled to vote have voted for adoption of the agreement.

     Under the MBCA, shareholders of a corporation which proposes to issue, directly or through a subsidiary, its securities in the course of a merger, acquisition of some or all of the outstanding shares of another corporation, or some or all of the assets of a corporation shall only have the right to vote on the proposed merger if the shares being issued in the acquisition are or may be converted into, shares of the acquiring corporation's common stock and the number of shares common stock being issued will exceed 100% of the number of its common shares outstanding immediately prior to the acquisition. The MBCA also provides that for a plan of merger to be approved, the board must recommend the plan of merger to the shareholders, provide notice of the shareholders meeting to each shareholder of record which must include, a copy of the plan of merger, provide a statement informing shareholders that they have the right to dissent and to be paid the fair value for their shares and receive the affirmative vote of the holders of a majority of the outstanding shares of the corporation entitled to vote on the plan of merger. The MBCA further provides that unless required by the articles of incorporation, action by the shareholders of the surviving corporation on a plan of merger is not required if the articles of the surviving corporation will not differ from its articles before the merger and each shareholder of the surviving corporation holds the same number of shares with the same rights and preferences after the effective date of the merger as they had before the effective date of the merger.

APPRAISAL RIGHTS

     Under the OBCA, shareholders are entitled to dissent in certain limited situations. No dissenter's rights are available to holders of shares which have been registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotation System-National Market System on the record date for the meeting of shareholders at which the corporate action giving rise to the dissenters' rights is to be approved. A shareholder who properly dissents has the right to obtain payment of fair value for his or her shares. The corporation is entitled to estimate the fair value of the shareholder's shares, plus accrued interest. In the event the dissenter is dissatisfied with the fair value as determined by the corporation, the shareholder may notify the corporation of the dissenter's own estimate of the fair value of shares and demand payment. In the event that the corporation and the shareholder cannot agree, the corporation may petition the

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circuit court of the county where the corporation's principal office is located for a determination of the fair value of the shares.

     Under the MBCA, shareholders who dissent have the right to obtain payment of the fair value for their shares. The corporation shall pay to each dissenter who properly exercised his or her dissenter's rights the amount the corporation estimates to be the fair value for the shares. A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and demand payment. If the corporation and the shareholder cannot agree, the corporation must petition the circuit court of the county in which the corporation's principal place of business or registered office is located to determine the fair value of the shares. The court may appoint one or more appraisers to recommend a determination of the fair value of the shares.

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                       COMPLETE BUSINESS SOLUTIONS, INC.

                                BUSINESS OF CBSI

     Complete Business Solutions, Inc. and subsidiaries ("CBSI"), a Michigan corporation founded in 1985, is a worldwide provider of IT services to large and mid-size organizations. CBSI offers its clients a broad range of IT services, from advising clients on strategic technology plans to developing and implementing appropriate IT applications solutions. CBSI offers custom-tailored solutions based on an assessment of each client's needs. CBSI's services include
(i) Year 2000 conversion and testing services; (ii) applications development and maintenance (iii) reengineering legacy applications to client/server technology;
(iv) client/server applications development; (v) IT consulting services; (vi) packaged software implementation; and (vii) contract programming services.

     CBSI provides services in a wide variety of computing environments and uses leading technologies, including Year 2000 tools, client/server architectures, object-oriented programming languages and tools, distributed database management systems, and the latest network and communications technologies. CBSI believes that the breadth of its service offerings fosters long-term client relationships, affords cross-selling opportunities, minimizes dependence on any single technology or client and enables CBSI to serve as a single source provider for its clients' IT applications solutions. This single or preferred provider approach is consistent with CBSI's full life-cycle, client-oriented partnership approach to IT solutions.

     CBSI provides IT services to clients in a diverse range of industries. Its clients include American President Lines, Chrysler Corporation, Citibank, Ford Motor Company, IBM, Lands' End, the State of Indiana, the State of Nevada, S.W.I.F.T., Spartan Stores and UNUM Ltd. During 1997, CBSI provided services to approximately 530 clients in the U.S., Europe and Asia. CBSI's strategy is to maximize its client retention rate and secure additional engagements by providing both quality services and client responsiveness. For each of the fiscal years 1997, 1996, and 1995 and the three month period ended March 31, 1998, existing clients from the previous fiscal year generated at least 80% of CBSI's revenues. These recurring revenues have contributed significantly to CBSI's 35% compound annual revenue growth rate over the past five fiscal years.

     Since 1992, CBSI has developed an extensive offshore infrastructure in India, including two modern software development centers in Bangalore and Chennai (formerly Madras) and a training center in Hyderabad. CBSI believes this established offshore infrastructure is one of the largest in the industry and differentiates it from those competitors who have no offshore capability, have recently established offshore capability or rely mostly on contract service providers to offer such services. With its offsite and offshore development options, CBSI can quickly provide clients with IT applications solutions on a cost-effective basis.

     In March 1997, CBSI completed an initial public offering of 5,000,000 shares of its Common Stock at a price of $6 per share. This offering consisted of 4,600,000 shares of newly issued Common Stock and 400,000 shares sold by a selling shareholder. This initial public offering generated net proceeds of approximately $23.6 million which were used to repay outstanding debt, payment of previously undistributed S corporation earnings, expansion of existing operations, development of new service lines and other general working capital purposes. In August 1997, CBSI completed a secondary offering of 5,200,000 shares of its Common Stock at a price of $14 1/8 per share. This secondary offering consisted of 2,900,000 shares of newly issued Common Stock and 2,300,000 shares sold by selling shareholders. This offering generated net proceeds of approximately $38 million to be used for the further expansion of existing operations, possible acquisitions and mergers of related businesses and other general corporate purposes.

     On September 30, 1997 CBSI filed a shelf-registration statement covering 10,000,000 shares of its Common Stock to be issued in conjunction with the future acquisition of assets, businesses or securities. In November 1997, a portion of these shares were used to merge with Synergy Software, Inc., a privately held Illinois corporation which specializes in packaged software implementation, client server development and high-end IT consulting services. In January 1998, CBSI used a portion of these shares to merge with c.w. Costello & Associates, inc., a privately held Connecticut corporation. Costello is a premiere provider of IT services to large and mid-sized corporations throughout the United States. The mergers with Synergy and

Costello further strengthened CBSI's service offerings, expanded CBSI's presence in the eastern and Chicago areas of the United States, and added approximately 850 IT professionals to CBSI.

THE CBSI SOLUTION

     The CBSI solution enables its clients to use IT as a more effective business tool consistent with their evolving business needs. The following are key attributes of the CBSI solution:

     Provide a Board Range of IT Services. CBSI offers its clients a broad range of IT services from development, reengineering and maintenance of legacy applications systems to client/server applications development, Internet/intranet and other emerging technologies. CBSI therefore can serve as the single source for a client's IT applications solutions. CBSI provides its services in a wide variety of computing environments and uses technologies that include mainframe and client/server architectures, object-oriented programming languages and tools, distributed database management systems, Year 2000 tools and network and communications technologies.

     Solve Year 2000 Problem. CBSI has developed a formal project management methodology, known as The Time Machine 2000, that addresses all aspects of the Year 2000 problem in mainframe, client/server and LAN environments. This methodology helps assure a quality conversion process and addresses application portfolio analysis, impact assessment, strategic planning, conversion, testing and implementation. CBSI has developed Year 2000 conversion factories to provide cost-effective and timely conversion solutions for its clients. The conversion factories, located at both CBSI's United States and Indian headquarters, employ professionals who have been specifically trained to meet the particular demands of Year 2000 engagements. CBSI also provides Year 2000 enterprise-level consulting and testing services. CBSI has already successfully completed all phases of Year 2000 projects for a variety of clients.

     Offer Flexible Project Delivery. CBSI offers its clients a choice among any combination of the following three options for delivery of project work: (i) onsite at the client facility; (ii) offsite at a CBSI development facility in Michigan, California, or Illinois; and (iii) offshore at CBSI development facilities in India. These options enable CBSI's clients to determine their degree of project oversight and to control the costs and speed of project delivery. Execution of all or part of IT projects offshore can result in significant time and cost savings when compared to domestic delivery of such services. CBSI has developed a formal project management methodology, CBSI Offsite Success Management Methodology ("COSMO"), which is specifically designed to meet the needs of offsite and offshore projects.

     To meet the growing worldwide demand for offshore IT services, CBSI has invested in an extensive offshore infrastructure in India, including two ISO 9001 compliant software development centers in Chennai and Bangalore. In contrast to competitors who have no offshore capability, have only recently established offshore capability or rely mostly on contract service providers to offer such services, CBSI has established an offshore infrastructure which it believes is one of the largest in the industry. As of December 31, 1997, CBSI employed over 800 professionals in these centers, which have the capacity to accommodate in excess of 1,500 professionals. With its offsite and offshore development options, CBSI can quickly provide solutions tailored to the IT needs of its clients.

     Recruit and Train Globally. CBSI has established a domestic and international network to recruit employees of all experience levels, from recent college graduates to seasoned IT professionals. CBSI provides new recruits with up to two months of training in software engineering techniques and key technologies. During 1997, CBSI expanded its training program to include technically able students from the public at large. CBSI began a program to provide these students with intensive, hands-on training in various programming languages and Year 2000 conversion skills, all done in an industry-like environment. CBSI then hires some of these individuals and places the rest with other leading computer firms -- including customers and IT service companies. To support this effort, CBSI receives tuition fees from students and a placement fee from job recruitment agencies. To accommodate this expansion, CBSI made significant investments in three training centers in the United States and nine centers in India. These centers employ full-time instructors and are equipped with client/server and mainframe hardware, software and development tools.

CBSI GROWTH STRATEGIES

     CBSI's goal is to become the preferred provider of IT services to an expanding base of clients. CBSI's strategy to achieve this goal includes the following elements:

     Cross-Sell Services to Existing Clients. CBSI believes it will grow by continuing to establish and maintain long-term client relationships. The access and goodwill offered by these relationships provide CBSI with significant advantages over its competitors in marketing additional services and solutions to such clients. CBSI also believes its long-term client relationships and ability to address all of its clients' IT applications needs distinguish CBSI from many of its competitors.

     Increase and Build Upon Year 2000 Engagements. CBSI is marketing its Year 2000 conversion capabilities and Year 2000 testing services to existing and new clients. CBSI anticipates that Year 2000 conversion services will represent a significant percentage of its revenues for the next few years. CBSI performs a detailed analysis of clients' existing IT systems and applications in connection with these services. CBSI intends to expand its Year 2000 enterprise-level consulting and testing services in mainframe, client/server and LAN environments. CBSI's strategy is to leverage its knowledge of clients' IT applications systems obtained during Year 2000 projects into additional engagements involving other services, including maintaining existing applications systems and reengineering to client/server technology, implementing ERP software packages and providing Internet/intranet applications solutions.

     Capitalize and Expand on Significant Investments in Infrastructure and Capabilities and Increase International Capabilities. CBSI has made and will continue to make additional significant investments in its offsite and offshore infrastructures as well as its systems, methodologies, training programs and marketing efforts. These investments include two client/server labs, three U.S. software development centers, two offshore software development centers, nine training centers and dedicated, high-speed satellite communication links. CBSI believes that its existing offshore investments can support a larger organization and in addition, intends to significantly expand its U.S. and offshore facilities.

     Expand Service Offerings. CBSI evaluates emerging technologies as a source of additional service offerings for its existing and prospective clients. For example, during 1997 CBSI added new service offerings, including Internet/intranet applications and implementations of ERP software packages such as ORACLE, PEOPLESOFT and SAP. CBSI anticipates that its broad and expanding range of services will minimize its dependence on any single technology.

     Pursue Targeted Acquisitions and Mergers. Using either cash or its Common Stock, or a combination thereof, CBSI continues to seek acquisitions and mergers that complement its core skills and that have the potential to increase the overall value of CBSI, rather than merely increase its revenues. Examples of such companies would include those with specific industry or technical skills that fit well with CBSI's existing and targeted client base, such as Synergy and Costello.

CBSI SERVICES

     CBSI offers its clients a broad range of IT services, from advising clients on strategic technology plans to developing and implementing appropriate IT solutions. CBSI provides services in the following categories:


===============================================================================================================
       CBSI SERVICES                                       DESCRIPTION
---------------------------------------------------------------------------------------------------------------
       Year 2000 Conversion and Testing Services           - Conduct impact assessments and assist clients
                                                             with strategic planning for Year 2000 compliance
                                                           - Renovate existing applications to make them
                                                             Year 2000 compliant
                                                           - Replace existing software with Year 2000
                                                             compliant software packages
                                                           - Reengineer legacy applications to Year 2000
                                                             compliant client/server technology
                                                           - Enterprise-level consulting and testing
                                                             services
                                                           - PC/LAN distributed computing evaluation
                                                             services
---------------------------------------------------------------------------------------------------------------
       Applications Development and Maintenance            - Design large-scale, complex solutions capable
                                                             of managing transaction-intensive applications
                                                           - Develop and maintain applications using COBOL,
                                                             CICS, DB2 and other programming environments
---------------------------------------------------------------------------------------------------------------
       Reengineering Legacy Applications to                - Reengineer from centralized, mainframe-based
       Client/Server Technology                              system to open, distributed architecture
                                                           - Preserve core application logic
                                                           - Reengineer existing legacy systems into
                                                             mainframe-based super server in multi-tiered,
                                                             distributed architecture
---------------------------------------------------------------------------------------------------------------
       Client/Server Applications Development              - Conceptualize and design systems based on
                                                             distributed object-oriented technologies and
                                                             methodologies such as BOOCH and RAMBAUGH
                                                           - Develop applications using SYBASE, SQL Server,
                                                             ORACLE, INFORMIX, and Access databases; Visual
                                                             Basic, Powerbuilder, C++ as graphical user
                                                             interfacers; and UNIX, OS/2 and Windows NT
                                                             operating systems
---------------------------------------------------------------------------------------------------------------
       Packaged Software Implementation                    - Implement packaged software solutions
                                                             (PEOPLESOFT, ORACLE, SAP)
                                                           - Customize software packages to client
                                                             specifications
                                                           - Provide user group training
---------------------------------------------------------------------------------------------------------------
       IT Consulting Services                              - Provide technical architecture and network
                                                             design, information technology planning, data
                                                             warehousing and business process reengineering
                                                             consulting services
                                                           - Design and develop Internet and intranet
                                                             solutions using Java/Java Script/Java applets
                                                             and HTML
---------------------------------------------------------------------------------------------------------------
       Contract Programming Services                       - Develop software applications (client/server
                                                             and mainframe)
                                                           - Reengineer software applications across
                                                             platforms
                                                           - Maintain and enhance software applications
                                                             (client/server and mainframe)
---------------------------------------------------------------------------------------------------------------

     CBSI uses both industry-proven and proprietary methodologies to enhance the quality, consistency and efficiency of its projects. All levels of CBSI's IT consultants, from entry-level programmers to project managers, are given formal instruction in various aspects of these methodologies. A methodology used by CBSI is METHOD/1, which CBSI licenses from Andersen Consulting. CBSI has extended METHOD/1 to incorporate CBSI's Time Machine 2000 and COSMO methodologies. The COSMO methodology is specifically designed to meet the needs of offsite and offshore projects. This methodology contains the specific procedures required to coordinate the activities of multiple sites across different time zones. All three methodologies enable CBSI to provide applications development in a controlled manner with repeatable and proven processes. Quality assurance is handled by a common centralized unit. A team of quality specialists performs project quality reviews and inspections maintains CBSI's project management methodologies and assists project managers in estimating costs and executing projects.

SOFTWARE PRODUCTS

     CBSI's primary software product offering is the Advanced Program for Educational Computer Solutions ("APECS") software which is licensed by approximately 70 different users. Clients use APECS to manage the business and student records of educational institutions for K-12 school districts and for higher education. CBSI provides periodic enhancements to the product and maintenance to the users. APECS systems are installed at major sites throughout the United States. Among the current users are Allentown High School District, Pennsylvania; University of Detroit Mercy, Michigan; and Monroe Community College, Michigan. CBSI is currently reengineering this system to a client/server environment. CBSI maintains this product at its Chennai, India and Lombard, Illinois facilities.

SALES AND MARKETING

     The majority of new sales are generated by CBSI's business units, each of which focuses on clients within a geographic area or industry group. The manager of each business unit is compensated based on the financial performance of CBSI, the unit and other contributions to CBSI. The business unit manager is responsible for managing client relationships, ensuring the delivery team is performing as expected and identifying new business opportunities. This structure fosters an entrepreneurial atmosphere within each business unit. Because of the relationships the business unit managers maintain with their clients, these managers are positioned to identify opportunities to cross-sell CBSI's services. Such relationships as a result in a significant number of client referrals.

     CBSI also uses telemarketers to establish initial client contact and prequalify potential new clients. Qualified prospective clients are referred to CBSI's dedicated sales group, whose backgrounds include both technical and sales experience. This sales group is responsible for identifying clients' needs and promoting CBSI's services to potential clients. Once potential clients are further qualified by the sales group, CBSI assembles a team consisting of sales group members, the appropriate business unit manager and a project delivery manager. This team makes the client sales call and is ultimately responsible for closing the sale.

     In addition to its sales group, CBSI has a dedicated marketing department which works in conjunction with an outside public relations firm. The marketing department is responsible for coordination of all corporate communications, including the scheduling of press conferences to promote CBSI's services and delivery methodologies.

     The following is a sample of the organizations to which CBSI provided services during the fiscal year ended December 31, 1997:

                                                               YEAR OF
                                                                FIRST
                           CLIENT                             ENGAGEMENT
------------------------------------------------------------  ----------
MANUFACTURING
Chrysler Corporation........................................     1985
Ford Motor Company..........................................     1989
Johnson Controls............................................     1994

RETAIL DISTRIBUTIONS
Spartan Stores..............................................     1992
The GAP.....................................................     1993
Lands' End..................................................     1996

PUBLIC SECTOR
State of Michigan...........................................     1988
State of Indiana............................................     1992
State of Nevada.............................................     1992

TRANSPORTATION
American President Lines....................................     1990

FINANCIAL SERVICES
S.W.I.F.T...................................................     1985
Harris Bank.................................................     1993
Citibank....................................................     1996

INSURANCE
UNUM Ltd....................................................     1995

TECHNOLOGY
IBM.........................................................     1989
Tandem Computers............................................     1989
Union Pacific Technology....................................     1992

UTILITIES
Michigan Consolidated Gas Co................................     1992
Southern California Edison..................................     1994
South Carolina Electric & Gas...............................     1995

HUMAN RESOURCES

     CBSI's success depends in large part on its ability to attract, develop, motivate and retain highly skilled IT professionals. CBSI's strategy for achieving "career-based employment" includes career planning, thorough initial and ongoing training, allocation of assignments in accordance with employee skills and career objectives and a comprehensive benefits package including a Company-matched 401(k) plan, health and dental insurance, short-term disability insurance, a flexible spending account and tuition reimbursement. CBSI has used employee stock options as part of its recruitment and retention strategy. Effective January 1, 1998, CBSI established an Employee Stock Purchase Plan to allow eligible employees to purchase Company stock at a discount and without the use of a stock broker.

     As of March 31, 1998, CBSI had 55 full-time employees dedicated to recruiting IT professionals and managing its human resources. CBSI's recruiting activities draw on an international pool of IT talent. CBSI has full-time personnel dedicated to handling visa application and compliance issues for international recruits. CBSI actively recruits in the United States, India, United Kingdom, Australia, New Zealand, the Philippines, Mexico and Singapore. Recruiting methods include advertisement in leading newspapers and trade magazines, CBSI's web site and participation in career fairs. CBSI also participates in on-campus recruiting for recent college graduates and has hired employees from various universities, including the University of Michigan, the University of Alabama, Michigan State University, the University of Notre Dame, University of Florida A&M, California State University and Central Michigan University. In addition, current employees receive bonuses for referring individuals and screening candidates for new positions.

     CBSI has established employee training centers located in Michigan and India. These training centers employ full-time instructors and are equipped with client/server and mainframe hardware, software and development tools. New college graduates receive two months of full-time classroom instruction in mainframe (IMS, DB2, CICS, COBOL) or client/server (UNIX, C, C++, OS/2 Presentation Manager) skills. This training is followed by one month of self-study. Employees receive full salary and benefits during this training period. Between projects and after business hours, all IT professionals receive ongoing training on a variety of technology platforms. CBSI's education and training department helps employees make the transition from legacy to client/server skills by providing cross-platform training in new technologies. In addition to comprehensive technical training, CBSI provides extensive training in quality processes and cross-cultural communication skills. CBSI also offers training courses to non-employees for a fee. CBSI may hire graduates of these training programs.

     As part of its retention efforts, CBSI has formulated a strategy for minimizing turnover which emphasizes: (i) human resources management; (ii) contractual limitations effective upon termination of employment; (iii) competitive salaries; (iv) comprehensive benefits; (v) employee stock options; and (vi) deferred compensation.

     CBSI's IT professionals typically have Bachelor's or Master's degrees in Computer Science or another technical discipline. As of March 31, 1998, CBSI had 3,131 employees comprised of 2,824 IT professionals, 79 sales and marketing personnel, and 228 general and administrative personnel. As of March 31, 1998, CBSI also had 192 independent contractors working on client engagements.

COMPETITION

     The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of CBSI. Primary competitors include Cambridge Technology Partners, Information Management Resources, Inc. and Keane, Inc., along with participants from a variety of market segments, including "Big Six" accounting firms, and implementation firms, applications software firms, programming companies and temporary staffing firms. CBSI believes that the principal competitive factors in the IT services industry include the range of services offered, technical expertise, responsiveness to client needs, speed in delivering IT solutions, quality of service and perceived value. Based on CBSI's experience in competitive situations, CBSI believes that it competes favorably with respect to these factors.

INTELLECTUAL PROPERTY RIGHTS

     CBSI relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its propriety rights and the proprietary rights of third parties from whom CBSI licenses intellectual property. CBSI enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by CBSI in this regard will be adequate to deter misappropriation of proprietary information or that CBSI will be able to detect unauthorized use and taken appropriate steps to enforce its intellectual property rights. In addition, the laws of certain foreign countries in which CBSI's products are, or may be, developed or sold may not protect CBSI's products or intellectual property rights to the same extent as do the laws of the United States. This lack of protection may impair CBSI's ability to protect its intellectual property adequately and could have a material adverse impact on CBSI's business.

     CBSI has developed and owns the proprietary rights for The Time Machine 2000 and COSMO methodologies; however, the copyrights to such methodologies have not been registered. In addition, CBSI owns service marks for The Time Machine 2000 and COSMO and has pending federal trademark applications for each.

     Software developed by CBSI in connection with a client engagement is typically assigned to the client. In limited situations, CBSI may retain ownership, or obtain a license from its client which permits CBSI or a third party to market the software for the joint benefit of the client and CBSI or for the sole benefit of CBSI. CBSI has also developed and copyrighted or acquired software products which are generally licensed to users pursuant to a license agreement. CBSI's software products include APECS, APECS Custom View and Micro APECS Scheduler. APECS is a registered trademark of CBSI.

PROPERTIES OF CBSI

     CBSI leases approximately 50,000 square feet of office space in Farmington Hills, Michigan which is used for the development center and by CBSI's senior management, administrative personnel, human resources, and sales and marketing functions. This lease expires in June 2008. CBSI leases major facilities in Schaumburg, Illinois; Milpitas, California; Providence, Rhode Island; Nashua, New Hampshire; Phoenix, Arizona; Middletown, Connecticut; Springfield, Massachusetts; Chicago, Illinois; Columbus, Ohio; Tampa, Florida; and Boston Massachusetts. CBSI also leases smaller facilities throughout the United States.

     In addition, CBSI has offshore offices. CBSI leases approximately 64,000 square feet of office space in Chennai, India which serves as its headquarters India. This lease expires in 2003. CBSI owns a facility totaling approximately 7,000 square feet in Bangalore, India. CBSI also leases facilities in the United Kingdom, Singapore, and Hyderabad, India.

LEGAL PROCEEDINGS OF CBSI

     CBSI has received a third-party complaint filed against it and other parties on February 3, 1997, by Network Six, Inc. ("NSI") in the Circuit Court of the First Circuit for the State of Hawaii. The third-party claims are asserted in an action that the State of Hawaii has brought against NSI. CBSI has also received an answer and counterclaim, dated January 31, 1997, served by NSI in an action brought by CBSI against NSI in the Superior Court of the State of Rhode Island. CBSI acted as a subcontractor to NSI in connection with the development of software for the State of Hawaii. Additionally, NSI and CBSI were parties to a letter of intent, now terminated, for the purpose of exploring a business combination or merger. CBSI's suit against NSI in Rhode Island, as well as the State of Hawaii's suit against NSI in Hawaii, arise from the Hawaii software project.

     The allegations of NSI's third-party complaint in the Hawaii action and NSI's counterclaim in the Rhode Island action are substantively identical. NSI alleges that CBSI wrongfully used information gained in connection with the letter of intent to attempt to gain control of the state of Hawaii project, interfered with NSI's relationship with the State of Hawaii, employed or solicited the employment of NSI employees in violation of contract, and otherwise breached contractual or other obligations to NSI. NSI seeks damages of approximately $481 thousand from CBSI for services and personnel allegedly provided to it by NSI, damages of $60 million predicated on a decline in the market value of NSI's publicly-traded stock, and other unspecified losses. On May 30, 1997, the Circuit Court of the First Circuit for the State of Hawaii granted CBSI's motion to dismiss claims asserting bad faith breach of contract with prejudice, and conspiracy without prejudice.

     CBSI believes that it has not breached any contractual or other obligation to NSI as alleged either in the third-party complaint or the counterclaim, and that it possesses meritorious defenses or set-offs to all of NSI's claims. CBSI does not believe that NSI's actions will result in any material liability to it, or that they will have a material adverse effect on its financial condition, business, or operations, and intends to vigorously contest the claims asserted in both actions.

                 CBSI'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with CBSI's consolidated financial statements and notes thereto. With the exception of statements regarding historical matters and statements regarding CBSI's current status, certain matters discussed below and throughout this report are forward-looking statements that involve substantial risks and uncertainties that could cause actual results to differ materially from targets or projected results. Such forward-looking statements regarding targets or projections may be identified by the use of the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Factors that could cause such differences include the recruitment and retention of IT professionals, government regulation of immigration, increasing significance and risks of non-U.S. operations, variability of operating results, decrease in demand for Year 2000 services, exposure to conditions in India, fixed-price projects, competition, management of growth, rapid technological change, risks related to mergers and acquisitions and potential liability to clients each of which are discussed herein under the caption -- CBSI Risk Factors.

OVERVIEW

     Complete Business Solutions, Inc. is a worldwide provider of IT services to large and mid-size organizations. CBSI has been profitable every year since its inception in 1985, and has experienced a compound annual revenue growth rate of approximately 35% over the past five fiscal years. CBSI leverages its existing client base by providing quality services and by being responsive to clients. For each of the fiscal years 1997, 1996, and 1995, and the three month period ended March 31, 1998, existing clients from the previous fiscal year generated at least 80% of CBSI's revenues.

     CBSI's revenues are generated primarily from professional services fees. CBSI's service offerings include: (i) Year 2000 conversion and testing services;
(ii) applications development and maintenance; (iii) reengineering legacy applications to client/server technology; (iv) client/server applications development; (v) IT consulting services; (vi) packaged software implementation; and (vii) contract programming services. Contract programming services are typically provided as a member of a project team working under the direct supervision of the client, are typically billed on a time-and-materials basis, and have lower gross profit margins than other professional service offerings. For all other professional service offerings, the CBSI generally assumes responsibility for project management and may bill the client on either a time-and-materials or fixed-price basis, although such projects are generally billed on a time-and-materials basis. CBSI has been shifting its business away from contract programming services toward higher margin service offerings.

     CBSI recognizes revenues on a time-and-materials basis as the services are performed. On fixed-price engagements, CBSI recognizes revenues under the percentage of completion method.

     CBSI's most significant cost is project personnel cost, which consists primarily of salaries, wages and benefits for its IT professionals. CBSI strives to maintain its gross profit margin by controlling project costs and offsetting increases in salaries and benefits with increases in billing rates. CBSI has also established a human resource allocation team to ensure that IT professionals are quickly placed on assignments to minimize nonbillable time and are placed on assignments that utilize their technical skills and allow for maximum billing rates. In addition, CBSI has realized higher gross profit margins from CBSI's shift to offshore projects in India, where the salaries of IT professionals are lower as a percentage of professional service fees. This benefit is partially offset due to additional coordination efforts and costs for offshore projects.

     In an effort to sustain its growth and profitability, CBSI has made and continues to make substantial investments in infrastructure, including: (i) software development centers in multiple locations in the U.S. and two locations in India; (ii) Year 2000 conversion factories in the U.S. and India; (iii) global recruiting and training centers; and (iv) expanded training programs. CBSI believes that the results of these strategic investments have not yet been fully realized.

                             RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, certain operational data from CBSI's consolidated statements of income as a percentage of total revenues:

                                                                           THREE MONTHS
                                                     YEARS ENDED              ENDED
                                                    DECEMBER 31,            MARCH 31,
                                               -----------------------    --------------
                                               1995     1996     1997     1997     1998
Revenues...................................    100.0%   100.0%   100.0%   100.0%   100.0%
Cost of revenues...........................     75.8     73.8     73.7     73.2     70.0
                                               -----    -----    -----    -----    -----
Gross profit...............................     24.2     26.2     26.3     26.8     30.0
Selling, general and administrative
  expenses.................................     19.9     20.8     21.4     20.7     25.4
                                               -----    -----    -----    -----    -----
Income from operations.....................      4.3%     5.4%     4.9%     6.1%     4.6%

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO MARCH 31, 1997

     Revenues. CBSI's revenues increased approximately 46% to $60.5 million for the three month period ended March 31, 1998 from $41.5 million for the same period in 1997. This growth in revenues is primarily attributable to increases in CBSI's IT professional workforce, increases in average billing rates, further expansion of CBSI's international operations and additional services provided to existing clients. CBSI's IT professional workforce increased approximately 38% for the three month period ended March 31, 1998 from the comparable three month period in 1997. Revenues from international operations, principally offshore development centers, increased approximately 341% to $7.7 million for the three month period ending March 31, 1998 from $1.7 million for the same three month period in 1997. Revenues from existing clients increased $15.2 million for the three month period ended March 31, 1998 over the same period in 1997.

     Gross Profit. Gross profit consists of revenues less cost of revenues. Cost of revenues consists primarily of salaries (including nonbillable and training time), benefits, travel and relocation for IT professionals. In addition, cost of revenues includes depreciation and amortization, direct facility costs and contractual services. Gross profit increased approximately 64% to $18.1 million for the three month period ended March 31, 1998 from $11.1 million for the same period in 1997. This increase is primarily attributable to increases in CBSI's IT professional workforce and average U.S. billing rates, as well as the continued expansion of CBSI's offshore development centers. Gross profit as a percentage of revenues increased to approximately 30% for the three month period ended March 31, 1998 from approximately 27% for the same period in 1997. This increase in gross profit margin as a percentage is primarily attributable to CBSI's continued strategic shift of its business toward higher margin service offerings, including Year 2000 services, and the increasing utilization and expansion of CBSI's offshore development centers which operate at higher gross profit and operating margins. For the three month period ended March 31, 1998, approximately 18% of revenues were generated from contract programming services, as compared with approximately 27% for the three month period ended March 31, 1997. While Year 2000 services, a higher margin service offering, represented 20% of revenues for the three month period ended March 31, 1998 compared to 9% for the same period in 1997.

     Selling, General and Administrative. Selling, general and administrative expenses consists primarily of costs associated with CBSI's direct selling and marketing efforts, human resources and recruiting departments, administration and indirect facility costs. Selling, general and administrative expenses excluding approximately $3.4 million of merger costs, incurred in conjunction with the merger with Costello, increased approximately 40% to $12.0 million for the three month period ended March 31, 1998 from $8.6 million for the same period in 1997. This increase resulted from the continued expansion of CBSI's direct selling and marketing effort, further enhancement of the infrastructure, and other general overhead cost increases necessary to support CBSI's continued revenue growth. Exclusive of merger costs, as a percentage of revenues, selling, general and administrative expenses represented approximately 20% for the three month period ended March 31, 1998 compared to 21% for the same period in 1997.

     Other Expense (Income). Other expense (income) represents interest earned on cash equivalents, net of interest expense on borrowings. Other income for the three month period ended March 31, 1998 was $.5 million, as compared to other expense of $.1 million for the three month period ended March 31, 1997. This change is primarily due to reduced interest expense, resulting from the repayment of CBSI outstanding debt in 1997 and the repayment of Costello's debt in 1998 and interest earned from the investment of net proceeds from CBSI's public offerings of Common Stock in 1997.

1997 COMPARED TO 1996

     Revenues. CBSI's revenues increased approximately 43% to $194 million in fiscal year 1997 from $135.3 million in fiscal year 1996. This growth in revenues is primarily attributable to increases in CBSI's IT professional workforce, increases in average billing rates, further expansion of CBSI's international operations and additional services provided to existing clients. CBSI's IT professional workforce increased approximately 30% during fiscal year 1997 from the previous fiscal year. Revenues from international operations, principally offshore development centers, increased approximately 157% to $14.7 million in fiscal 1997 from $5.7 million in the previous fiscal year. Revenues from existing clients increased approximately $31.3 million in fiscal 1997 from the previous fiscal year.

     Gross Profit. Gross profit increased approximately 44% to $51 million in fiscal year 1997 compared to $35.5 million in fiscal year 1996. This increase in gross profit is primarily attributable to increases in CBSI's IT professional workforce and average U.S. billing rates, as well as the continued expansion of CBSI's offshore development centers. Gross profit as a percentage of revenues was approximately 26% in fiscal years 1997 and 1996. Increases in gross profit as a percentage of revenues resulting from CBSI's continued strategic shift of its business toward higher margin service offerings, including Year 2000 services, and the increasing utilization and expansion of CBSI's offshore development centers which operate at higher gross profit and operating margins, were offset by non-recurring deferred compensation arrangements, bonuses and taxes related to the merger of Costello.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased approximately 43% to $40.4 million in fiscal year 1997, excluding approximately $1.2 million of costs incurred in conjunction with the merger with Synergy, from $28.2 million in fiscal year 1996. This increase resulted from the continued expansion of CBSI's direct selling and marketing effort, further enhancement of infrastructure, and other general overhead cost increases necessary to support CBSI's continued revenue growth. Exclusive of its merger costs in 1997, selling, general and administrative expenses represented approximately 21% of revenues for fiscal years 1997 and 1996.

     Other Expense (Income). Other expense (income) consists primarily of interest income earned on short-term investments offset by interest expense incurred on short-term borrowings. Other income for the year ended December 31, 1997 was $.5 million, as compared to other expense of $.8 million for the year ended December 31, 1996. This change is primarily due to reduced interest expense, resulting from the repayment of outstanding debt during the first quarter of 1997, and interest earned from the investment of net proceeds from CBSI's public offerings of Common Stock in 1997.

1996 COMPARED TO 1995

     Revenues. CBSI's revenues increased approximately 38% to $135.3 million in fiscal year 1996 from $98 million in 1995. This growth in revenues is primarily attributable to additional services provided to existing clients and the expansion of CBSI's client base. Revenues from existing clients in 1996 increased $18 million over revenues from those clients during 1995. Revenues from CBSI's international operations increased 24% to $5.7 million in fiscal year 1996 from $4.6 million in fiscal year 1995.

     Gross Profit. Gross profit increased approximately 49% to $35.5 million in fiscal year 1996 from $23.8 million in fiscal year 1995. This increase in gross profit is attributable primarily to the expansion of CBSI's client base, and the impact of CBSI incurring approximately $3.0 million in excess personnel cost, primarily in 1995, to meet the demands of a fixed price project (the "Fixed-Price Project") to design and develop a human services and child enforcement system for a state government. Gross profit as a percentage of revenues increased to 26.2% in fiscal year 1996 from 24.2% in fiscal year 1995. This increase is due primarily to billing rate increases partially offset by salary increases to IT professionals in 1996 and the impact of the Fixed-Price Project on fiscal year 1995 results.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 44% to $28.2 million in fiscal year 1996 from $19.6 million in fiscal 1995. This increase resulted from expenses incurred to build and enhance the infrastructure necessary to support CBSI's continued revenue growth. As a percentage of revenues, selling, general and administrative expenses represented approximately 21% for fiscal year 1996 and 20% for fiscal year 1995.

LIQUIDITY AND CAPITAL RESOURCES

     From CBSI's inception in 1985 through March 5, 1997, CBSI generally funded its operations and working capital needs through internally generated funds, periodically supplemented by borrowings under CBSI's revolving credit facilities with commercial banks. CBSI's cash provided by operations was $13.4 million and $3.7 million for the fiscal years ending December 31, 1997 and 1996, respectively. During the three month period ended March 31, 1998, cash flows used in operating activities were approximately $3 million primarily the result of payment of deferred compensation arrangements, bonuses and taxes related to the merger of Costello.

     The principal use of cash for investing activities during the three fiscal years ending December 31, 1997 was for the purchase of property and equipment and computer software primarily as part of the development and enhancement of CBSI's offshore software development centers.

     Historically, borrowings and repayments under CBSI's revolving credit facilities represented the most significant components of cash provided or used by financing activities. However, net cash provided by financing activities increased to approximately $44.9 million in fiscal year 1997 primarily due to CBSI realizing net proceeds of approximately $61.6 million from its public offerings. All outstanding borrowings under the revolving credit facility as of March 5, 1997 were repaid from the proceeds of the initial public offering. In connection with the termination of CBSI's S corporation status, CBSI has made partial distributions of its previously undistributed S corporation earnings totaling approximately $10.6 million.

     Under an arrangement with a commercial bank, CBSI may borrow an amount not to exceed $21 million with interest at the bank's prime interest rate, or the Libor rate plus 1 1/2 %. The borrowings under this facility are short-term, payable on demand and are secured by trade accounts receivable and equipment of CBSI. As of December 31, 1997 and March 31, 1998, there were no borrowings outstanding under this facility. In recent years, CBSI has executed several short-terms notes with the bank to finance the purchase of equipment and software. During fiscal year 1997, the balances outstanding on these notes were repaid. In 1997 and through February 1998, Costello had a line of credit with a commercial bank which included a base borrowing line of $11 million and a special advance of $1.5 million. As of December 31, 1997, approximately $3.4 million was outstanding under this line of credit. In conjunction with the merger, the outstanding balance on this line of credit was repaid.

     The international operations of CBSI, principally the offshore development centers, accounted for approximately 4%, 8% and 12% of CBSI's total revenues in fiscal years 1997 and 1996 and the three month period ended March 31, 1998, respectively. Most of CBSI's revenues are billed in U.S. dollars. CBSI recognizes transaction gains and losses in the period of occurrence. Foreign currency fluctuations in fiscal years 1997 and 1996 and the three month period ended March 31, 1998 did not have a material impact on income from operations as currency fluctuations on revenue denominated in a foreign currency were offset by currency fluctuations on expenses denominated in a foreign currency. There were no material operating trends or effects on liquidity as a result of fluctuations in the functional currency. CBSI does not generally use any types of derivatives to hedge against foreign currency fluctuations, nor does it speculate in foreign currency.

     Inflation did not have a material impact on CBSI's revenues or income from operations in fiscal years 1997 and 1996, and the three month period ended March 31, 1998.

     CBSI continues to address the impact of the year 2000 issue on its internal systems. CBSI believes the cost associated with its plan to convert its internal systems will not be material. In addition, CBSI anticipates that Year 2000 conversion services will represent a significant percentage of its revenues for the next few years.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure," was issued in February 1997. CBSI will be required to adopt the new standard for the year ended December 31, 1998. This statement requires specific disclosure regarding CBSI's capital structure, including descriptions of the securities comprising the capital structure and the contractual rights of the holders of such securities. CBSI's adoption of this statement in fiscal year 1998 resulted in no significant changes to the financial statements.

     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," was issued in June 1997. CBSI will be required to adopt the new standard for the year ended December 31, 1998, although early adoption is permitted. The primary objective of this statement is to report and disclose a measure ("comprehensive income") of all changes in equity of a company that result from transactions and other economic events of the period other than transactions with owners. CBSI's adoption of this statement in fiscal year 1998 resulted in no significant changes to the financial statements.

     Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. CBSI will be required to adopt the new standard for the year ended December 31, 1998, although early adoption is permitted. This statement requires use of the "management approach" model for segment reporting. The management approach model is based on the way CBSI's management organizes segments within CBSI for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. CBSI will adopt this statement in fiscal year 1998.

     Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued in February 1998. CBSI will be required to adopt the new standard for the year ended December 31, 1998. This statement standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful as they were when Statement of Financial Accounting Standards No. 87, 88 and 106 were issued. CBSI will adopt this statement in fiscal year 1998.

                     CBSI DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of CBSI as of May 31, 1998 were as follows:

                   NAME                     AGE                   POSITION WITH CBSI
Rajendra B. Vattikuti.....................  47    President, Chief Executive Officer and Director
Timothy S. Manney.........................  39    Executive Vice President of Finance and
                                                  Administration, Treasurer and Director
Daniel S. Rankin..........................  43    Vice President of Technical Services
Gena M. Lodolo............................  49    Vice President of Sales
Nanjappa S. Venugopal.....................  45    Director of Human Resources
Douglas S. Land...........................  40    Director
Frank D. Stella...........................  79    Director
John A. Stanley...........................  60    Director
Charles Costello..........................  59    Director
Ronald K. Machtley........................  49    Director

     Rajendra B. Vattikuti, founded CBSI and has been its President and Chief Executive Officer since February 1985.

     Timothy S. Manney has served as Executive Vice President of Finance and Administration and Treasurer and as a Director since November 1993. From February 1990 to November 1993, Mr. Manney held various positions with CBSI, most recently as Chief Financial Officer. Mr. Manney joined CBSI in 1990.

     Daniel S. Rankin has served as Vice President of Technical Services since September 1994. From September 1990 to September 1994, Mr. Rankin served as Director of Insurance Services for Medstat, Inc. Mr. Rankin joined CBSI in 1994.

     Gena Lodolo has served as Vice President of Sales since June 1997. From April 1995 to June 1997, Ms. Lodolo was an independent marketing consultant to manufacturing companies. From January 1986 to April 1995, Ms. Lodolo held various sales related positions at Data General Corporation, including positions as Sales Director, Reseller Division and District Manager, Midwest Division. Ms. Lodolo joined CBSI in 1997.

     Nanjappa S. Venugopal has served as Director of Human Resources since October 1996. Mr. Venugopal also served as the business unit manager for the manufacturing sector of CBSI from September 1991 to September 1996. Mr. Venugopal joined CBSI in 1991.

     Douglas S. Land has served as a Director since November 1993 and as an advisor to CBSI since 1988. Mr. Land is the founder and President of Economic Analysis Group, Ltd., a Washington DC-based consulting firm that has been providing financial and economic consulting services since 1983. Mr. Land is also the President and founder of The Chesapeake Group, a financial advisory firm that has been providing consulting services to start-up and middle-market firms since 1985. From January 1992 to February 1993, Mr. Land was an Executive Vice President of Hambro Resource Development Incorporated, an affiliate of Hambros Bank London, which provides investment and merchant banking services. Mr. Land holds a Bachelor of Science degree in Economics, a Master of Business Administration degree in Finance and a Master of Arts degree in International Relations from the University of Pennsylvania.

     Frank D. Stella has served as a Director since November 1993. Mr. Stella has served as President of F.D. Stella Products Company, a food service and dining equipment company, since 1946. Mr. Stella was appointed to the Commission for White House Fellows by President Ronald W. Reagan in 1983 and has served as Chairman of the Income Tax Board of Review, City of Detroit, since 1965. Mr. Stella is also a board member of VFS, Inc., an insurance holding company, and a former board member of the Federal Home Loan Bank of Indianapolis. He is also on the boards of several medical and charitable organizations. Mr. Stella holds a degree from the College of Commerce and Finance at the University of Detroit.

     John A. Stanley has served as a Director since June 1997. Mr. Stanley has served as President of European Operations of Lexmark International since March 1991. Previously, he was employed by IBM for

22 years. Mr. Stanley is a graduate of FitzWilliam College, University of Cambridge, England with a Master of Arts degree, and holds a degree in Personnel Management from The London School of Economics.

     Charles Costello has served as a Director since May 1998. Mr. Costello was the Founder, President and Chief Executive Officer of c.w. Costello & Associates, inc. from December 1986 to December 1996.

     Ronald K. Machtley has served as a Director since May 1998. Mr. Machtley has been the President of Bryant College since 1996. From 1994 to 1995 Mr. Machtley was a partner in the Washington, D.C. law firm of Wilkinson, Barker, Knauer & Quinn. From 1988 to 1995 Mr. Machtley was a United States Congressman from the State of Rhode Island.

                          CBSI EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation awarded to, earned by or paid to CBSI's Chief Executive Officer and each of the four most highly compensated executive officers of CBSI as determined at the end of the last two fiscal years.

                                                                                  LONG-TERM
                                                                                COMPENSATION
                                                                                   AWARDS
                                                                                -------------
                                                ANNUAL COMPENSATION              SECURITIES
                                          -------------------------------        UNDERLYING         ALL OTHER
 NAME AND PRINCIPAL POSITION               SALARY      BONUS       OTHER        OPTIONS(#)(5)    COMPENSATION(3)
Rajendra B. Vattikuti.........    1997    $350,000    $350,000    $16,788(1)           --            $3,800
  President and                   1996     411,000     288,000     14,729(2)           --             3,800
  Chief Executive Officer
Timothy S. Manney.............    1997     180,000     108,000         --              --             3,800
  Executive Vice President of     1996     150,000      50,000      2,746(4)           --             3,800
  Finance and Administration,
  Treasurer
Daniel S. Rankin..............    1997     180,000      50,000         --              --             2,980
  Vice President of Technical     1996     160,000      35,000         --              --             3,800
  Services
Gena M. Lodolo................    1997      78,750      62,473         --          50,000                --
  Vice President of Sales         1996          --          --         --              --                --
Nanjappa S. Venugopal.........    1997     125,000      40,000         --              --               692
  Director of Human Resources     1996     100,000      35,000         --          59,422             3,240

-------------------------
(1) Includes $4,688 representing the imputed value of certain health and life insurance benefits provided by the Company to Mr. Vattikuti and $12,100 representing the personal use of corporate cars.

(2) Includes $3,576 representing the imputed value of certain health and life insurance benefits provided by the Company to Mr. Vattikuti and $11,153 representing the personal use of corporate cars. It does not include benefits from certain non-interest bearing loans outstanding during 1996.

(3) Represents amount of contribution by the Company on behalf of such individual to the Company's 401(k) Plan.

(4) Represents the imputed value of certain health and life insurance benefits provided by the Company.

(5) Adjusted for March 19, 1998 2 for 1 stock dividend.

                             OPTION GRANTS IN 1997

                                                 INDIVIDUAL GRANTS                         POTENTIAL REALIZABLE
                              --------------------------------------------------------    VALUE AT ASSUMED ANNUAL
                                                PERCENT OF                                 RATES OF STOCK PRICE
                                NUMBER OF      TOTAL OPTIONS                              APPRECIATION FOR OPTION
                                SECURITIES      GRANTED TO                                        TERM(1)
                                UNDERLYING     EMPLOYEES IN     EXERCISE    EXPIRATION    -----------------------
            NAME              OPTION GRANTED    FISCAL YEAR     PRICE(2)       DATE          5%            10%
Gena M. Lodolo(3)(4)........      50,000            10%          $9.19       9/12/06      $253,335       $623,977

-------------------------
(1) The potential realizable value is calculated based on the terms of the option at the time of grant (nine years). Assumed stock price appreciation of 5% and 10% is based on the fair value at the time of grant.

(2) The exercise price equals the fair market value of the Common Stock as of the grant date as determined by the Board of Directors.

(3) Ms. Lodolo's options are exercisable in four equal annual installments commencing on June 3, 1998.

(4) Share numbers and the exercise prices of Stock Options are adjusted to reflect the March 19, 1998 2 for 1 stock dividend.

     The following table sets forth certain information with respect to the stock options held at December 31, 1997 by the executive officers below who exercised options during 1997:

           AGGREGATED OPTION EXERCISES IN 1997 AND 1997 OPTION VALUES

                                                              NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS AT
                              SHARES                         OPTIONS AT YEAR END(2)              YEAR END($)(1)
                            ACQUIRED ON       VALUE       ----------------------------    ----------------------------
          NAME              EXERCISE(2)     REALIZED      EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
Daniel S. Rankin........      70,000        $841,400        78,556          148,556       $1,708,637      $3,231,093
Nanjappa S. Venugopal...      19,806         198,951            --           39,616               --         861,648
Gena M. Lodolo..........          --              --            --           50,000               --         628,000

-------------------------
(1) Calculated based on December 31, 1997 stock price of $21.75 as adjusted for March 19, 1998 2 for 1 stock dividend.

(2) All share numbers adjusted to reflect the March 19, 1998 2 for 1 stock dividend.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CBSI

     The following table set forth certain information regarding beneficial ownership of the Company's Common Stock as of May 31, 1998 (i) for each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each director of the Company; (iii) each of the executive officers; and (iv) by all executive officers and directors as a group. Except as noted, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, subject to community property laws where applicable.

                                                                     BENEFICIAL
                                                                      OWNERSHIP
                                                                ---------------------
                                                                NUMBER OF
                            NAME                                SHARES(8)     PERCENT
Rajendra B. Vattikuti(1)(9).................................    10,219,550       38%
Putnam Investments Inc.(2)..................................     3,081,000       11%
Charles Costello(7).........................................     1,405,484        5%
Timothy S. Manney(1)........................................       449,004        2%
Douglas S. Land(3)..........................................       356,860        1%
Daniel S. Rankin(1)(4)......................................       197,115        1%
Frank D. Stella(5)..........................................        25,750        *
Nanjappa S. Venugopal(1)....................................        19,806        *
John A. Stanley(6)..........................................        17,967        *
Gena Lodolo(1)..............................................        12,500        *
All directors and executive officers as a group (9
  persons)..................................................    12,704,036       47%

-------------------------
 *  Less than 1%.

(1) The address of Mr. Vattikuti, Mr. Manney, Mr. Rankin, Mr. Venugopal and Ms. Lodolo is c/o Complete Business Solutions, Inc., 32605 West Twelve Mile Road, Suite #250, Farmington Hills, MI 48334.

(2) The address of Putnam Investments, Inc. is One Post Square, Boston, MA
    02109.

(3) The address of Mr. Land is c/o the Chesapeake Group, 515 Madison Avenue, 21st Floor, New York, NY, 10022. Does not include 28,522 shares transferred to certain family members. Mr. Land disclaims beneficial ownership of such shares.

(4) Includes 557 shares subject to options immediately exercisable.

(5) The address of Mr. Stella is c/o F. D. Stella Products Company, 7000 Fenkell, Detroit, MI 48238.

(6) The address of Mr. Stanley is c/o Lexmark International, Immeuble Jean Monnet, 11 Place des Vosques, Paris La Defense, France 92061.

(7) The address of Mr. Costello is 5583 Golf Pointe Dr., Sarasota, FL 34243. Includes 113,834 shares owned by his spouse.

(8) Adjusted for the March 19, 1998 2 for 1 stock dividend.

(9) Does not include 40,580 shares owned by his spouse. Mr. Vattikuti disclaims beneficial ownership of such shares.

CERTAIN TRANSACTIONS OF CBSI

     During 1996, CBS India loaned approximately $.1 million to Vanaja Gangavarupu, the mother-in-law of Rajendra Vattikuti. This loan was short-term, payable on demand and noninterest bearing. The loan and accrued interest were repaid during 1997.

     During 1996 and 1997, Costello made interest bearing loans to the c.w. Costello Realty Group, an entity affiliated with Charles Costello for the purchase of real estate, of $.3 million and $.1 million, respectively. As of December 31, 1997, $.3 million of these loans were outstanding. In connection with these loans, Costello guaranteed the related real estate mortgage obligation of approximately $.3 million as of December 31, 1997. Costello leased this real estate from the c.w. Costello Realty Group for various marketing and administrative purposes. During 1996 and 1997, Costello incurred rent expense of $.1 million and $.2 million, respectively. These leases were cancelled during 1998.

     During 1995, 1996 and 1997, Costello made non-interest bearing loans to Mr. Costello of $44 thousand, $39 thousand and $22 thousand, respectively. As of December 31, 1997, $.1 million of these loans were outstanding.

     CBSI incurred approximately $.5 million and $.2 million for the years ended December 31, 1997 and 1996, respectively, for consulting services provided by The Chesapeake Group, an entity affiliated with Douglas Land. No consulting services were provided to the Company by The Chesapeake Group during 1995.

     In August 1997, in connection with CBSI's secondary offering, Rajendra Vattikuti paid CBSI approximately $.3 million as required under Section 16(b) of the Exchange Act of 1934. This amount has been included in additional paid-in capital in the accompanying consolidated balance sheets.

     During 1997, Timothy Manney repaid approximately $.2 million of a promissory note which was issued in 1996 in conjunction with the exercise of nonqualified stock options.

     During 1997, Douglas Land repaid approximately $.1 million of a promissory note which was issued in 1996 in conjunction with the exercise of nonqualified stock options.

     During 1997, Nanjappa Venugopal exercised a portion of his stock options and CBSI issued 19,806 shares of Common Stock for an aggregate purchase price of approximately $83 thousand. Pursuant to the terms of the Incentive Stock Option Agreement between Mr. Venugopal and CBSI, CBSI loaned Mr. Venugopal approximately $83 thousand to purchase shares. The promissory note executed by Mr. Venugopal provides that the loan matures in October 1999 and bears interest at the rate of 6% per annum, payable semi-annually.

     Subsequent to March 5, 1997, CBSI made partial distributions to certain shareholders of $10.6 million as part of the termination of CBSI's S corporation status.

                       DESCRIPTION OF CBSI CAPITAL STOCK

GENERAL

     The authorized capital stock of CBSI currently consists of 30,000,000 shares of Common Stock, no par value per share, and 1,000,000 shares of preferred stock, no par value per share ("Preferred Stock"). The following description of the capital stock of CBSI is a summary, and as such, does not purport to be complete and is subject, and qualified in its entirety by reference to, the more complete descriptions contained in the CBSI Articles, and the CBSI Bylaws, copies of each of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. As of June 1, 1998, CBSI had outstanding 27,222,900 shares of Common Stock and no shares of Preferred Stock. There were 202 record holders of Common Stock.

COMMON STOCK

     The Company's authorized common stock currently consists of 30,000,000 shares of Common Stock which is traded on the Nasdaq National Market. CBSI is proposing to amend the CBSI Articles to increase the number of shares authorized of Common Stock to 200,000,000. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the CBSI Board out of funds legally available therefor. Holders of Common Stock have no preemptive, subscription or redemption rights, and there are no conversion or similar rights with respect to such shares. The outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     CBSI is authorized to issue up to 1,000,000 shares of undesignated Preferred Stock. The CBSI Board has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock, as well as to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the shareholders. The CBSI Board, without shareholder approval, may issue Preferred Stock with voting and conversion rights which could materially adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of CBSI. At present, CBSI has no plans to issue any shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for CBSI Common Stock is First Chicago Trust Company of New York.

                        CLAREMONT TECHNOLOGY GROUP, INC.

                             BUSINESS OF CLAREMONT

OVERVIEW

     Claremont provides IT solutions based on client/server software for select industries focusing on the customer care needs of its clients, including customer service, order and transaction processing, billing and logistics. Claremont typically provides its services to large organizations involved in markets that are experiencing dynamic change, and that seek to master that change in part through application of information technology solutions. For example, Claremont clients have experienced competitive pressures arising from recent deregulation (e.g. communications, financial services and utilities), greater world-wide competition (e.g. manufacturing) or privatization (e.g. state and local government, employee pension and retirement and health and human services).

     Claremont delivers its services, including IT planning, systems integration and development and outsourcing, through a standard project management methodology. Claremont's methodology stresses IT strategic planning and business process re-engineering, and the rapid development of effective IT solutions through use of standard solution components, in the form of Claremont proprietary object oriented software modules and transferable design frameworks. Depending on the client's preference, Claremont delivers its services on a fixed-price, fixed-delivery-schedule basis or a time-and-materials basis. Claremont's focus on opportunities within select vertical markets is complemented by its expertise with the particular customer interface within these markets and its dedication to partner with clients to co-develop large scale business solutions.

     Claremont's clients consist of large corporations and government organizations in the United States and certain foreign markets including Canada, Australia and Mexico. Claremont's clients include Benchmark Group, CalPERS, Colonial Pacific Leasing, Columbia Forest Products, Lucent, Nevada PERS, Ohio STRS, Sprint, State of Kentucky and Weyerhaeuser.

INDUSTRY BACKGROUND

     Organizations today face constant pressure to improve the quality of products and services, reduce cost and time to market and improve operating efficiency while strengthening customer relationships. To compete effectively, organizations must improve business processes in ways that give increasing power to the organization's customers and constituents. Computer information systems now often serve as the primary information resource through which organizations serve their customers, and increasingly serve as the organization's primary interface to its customers. Many organizations have found that among the most compelling applications that employ client/server technology are solutions that effectively distribute information directly to the business end user who services customers, or directly to the customers themselves. Applications such as customer service, order and transaction processing, billing, distribution and logistics directly influence an organization's ability to generate customer satisfaction and revenue, and therefore tend to be priorities for allocation of any organization's capital budgets in both strong and slow economic climates.

     Coupled with this distributed information need, is the need to gather information back from the customer care systems so that good and timely decisions can be made by managers throughout the organization. These complementary needs mean that IT solutions have become pervasive, and in fact are increasingly part of unified information systems that affect the entire organization. IT systems and their rapid development and deployment have thus become a source of strategic advantage and are increasingly mission-critical. As a result, IT deployment decisions are increasingly made at the senior executive level rather than at the departmental level, with respect to integrated information systems that will be deployed in geographically and organizationally diverse ways.

     Accordingly the need has grown to design, develop and deploy integrated business applications solutions rapidly, flexibly and in a technological framework that supports a distributed business environment. Consequently, there has been a shift in the past few years in the computing platforms favored by large organizations, from single-vendor legacy mainframe-based systems to open, multi-vendor client/server computing systems, and most recently to corporate intranets.

     However, the benefits of client/server and other advanced technologies can be difficult to obtain, because designing, developing, deploying and managing client/server systems is complex, time consuming and costly. In addition, organizations often lack the range and depth of skills necessary to develop these systems internally and often cannot effectively attract and retain personnel with the required technological expertise.

     The complexity of current technologies, the lack of sufficient in-house resources, and the competitive pressures requiring rapid implementation of new mission-critical systems in client/server and distributed technologies, have led to increasing demand for third-party solution providers. To meet that demand effectively, providers of applications and systems solutions require global reach, a full range of technical skills, ability to provide the best available technologies, in-depth knowledge of the customer interface in particular industries and the ability to manage complex technological projects to completion on time and within budget.

THE CLAREMONT SOLUTION

     Claremont combines its expertise in IT consulting and large scale systems integration to provide its clients business solutions that allow them to better serve their customers. The following are key attributes of the Claremont solution:

     Mission-Critical Business Solutions. Claremont focuses on providing enterprise-wide IT solutions that re-engineer core business processes such as customer service, order and transaction processing, billing and logistics. Claremont's approach minimizes project risk through use of a methodology that emphasizes problem definition and solution design and can employ proven software modules and design frameworks, and through use of experienced personnel with applicable project management and industry expertise.

     Vertical Market Expertise and Client Partnership. Claremont's vertical market orientation offers applications solutions that are based on in-depth knowledge of particular industries and a detailed understanding of the client's business. By targeting specific industries and developing long-term client relationships, Claremont is able to provide enterprise-wide business solutions based on a detailed and thorough understanding of the industry in which the client operates as well as the client's own business processes.

     Reusable Software Modules and Transferable Design Frameworks. Claremont's standard development methodology provides a structure through which Claremont's skills and knowledge capital can be effectively leveraged in the form of reusable software modules and transferable design frameworks. The ability to employ previously constructed software modules and design frameworks in the form of standard solution components provides Claremont leverage during the design and integration phases, minimizes business risk and reduces both time to solution and project costs.

CLAREMONT SERVICES

     Claremont provides IT applications solutions encompassing IT planning, IT systems integration and development, and IT outsourcing of IT maintenance/enhancement services for large corporations and government organizations in the United States and certain foreign markets including Canada, Australia and Mexico. Claremont's methodology for delivering its services is typically divided into the three phases illustrated below:

     Phase I: IT Consulting. Generally, IT consulting precedes the actual systems integration project and is completed in a timeframe of one to two months. IT consulting typically concludes with a return-on-investment analysis and a proposal, including budgets and anticipated timeframe for implementation of the proposed solution. The purpose of this phase is to allow executives, managers and end users from the client to work in partnership with Claremont consultants to develop recommendations for strategic business process changes. Claremont's preference is to also develop a high-level architectural infrastructure design in this phase, which provides Claremont, and the client, with a structural roadmap for approaching Phase II, the Systems Development/Integration phase.

     Phase II: Systems Development/Integration. Systems Development/Integration generally results in delivery of a fully implemented solution in six to 24 months. Appropriate application of Claremont's methodology during this phase results in the development of the IT solution, as well as the effective implementation of that solution and meaningful change in the client's business processes. Systems Development/Integration involves these stages:

          Process Design. To begin Phase II, Claremont assesses the operational impact of a new system, and designs re-engineered business processes with the client to insure that the solution developed will provide the desired results. This process begins at the earliest stages of the design of the application itself, and continues throughout the Systems Development/Integration process. These processes lead to the generation of a high-level object oriented business model and the development of an architected system infrastructure, and can often draw on standard solution components already developed by Claremont as central design elements.

          System Development. Once the high-level system infrastructure is in place, Claremont places an emphasis on solving detail-level system logic and design problems before coding begins, and results in detailed specifications that enable Claremont to complete the actual coding and testing of the application's software objects in a highly controlled, factory-like manufacturing process. In this process, where appropriate, Claremont can incorporate previously developed and reusable software modules. Because Claremont's solutions replace, rather than simply surround, the client's old and often inflexible legacy code, system development also includes the development of a significant number of interfaces to other client systems. Claremont assembles all the code from the previously completed tasks and conducts a functional test of the new system.

          System Deployment. Phase II is complete when the new solution is implemented. That requires two final steps. The first is developing the new job descriptions and operational procedures and training people in how to take maximum advantage of the new system. The second is to put the entire system through a complete test from the user's perspective, including testing the software, as well as the new procedures and the interfaces with existing systems.

     Phase III: Outsourcing. Claremont's customers have increasingly asked Claremont to provide ongoing support and enhancement for the client's new system and, in some engagements, the total system environment. These ongoing outsourcing relationships allow Claremont to assist its customers with continuous improvement of their information systems, and provide opportunities for Claremont to enhance client partnerships and broaden the scope of its engagements.

     While individual Phase I projects are small, typically $50,000 to $250,000, total client engagements regularly involve multiple projects over several years and can generate revenue in excess of $20 million. Claremont has been successful in negotiating resale rights for several of its software solutions.

     Claremont provides its services on both a time and materials and fixed-price basis. Invoices for time and materials work are presented on a bi-weekly or monthly basis. Invoices for fixed-price engagements are presented in accordance with achievement of negotiated milestones or dates during the development process.

TECHNOLOGICAL EXPERTISE

     Claremont provides technological resources across all of its industry practice areas and seeks to build and maintain expertise in leading edge technologies. Technology personnel are located in Montreal, Canada; Basking Ridge, New Jersey; Columbus, Cleveland and Dublin, Ohio; Beaverton, Oregon; Sacramento and San Francisco, California; Tallahassee, Florida; Carson City, Nevada; Jackson, Mississippi; Kansas City, Missouri; Bellevue, Washington and North Sydney, Australia. Claremont's advanced technology groups are managed on a world-wide basis so that clients, regardless of location, have access to Claremont's technical expertise.

     At present, Claremont focuses its advanced technology skills in four main areas: object oriented systems development; electronic commerce
(internet/intranet and groupware solutions); client/server enterprise architectures (complex network management); and on-line analytical processing (executive support systems/data warehousing). Claremont uses its relationships with hardware and software providers such as

Arbor Software Corporation, Forte Software, Inc., Hewlett Packard Company, IBM, Microsoft Corporation, Netscape Communications Corporation, Oracle, Silicon Graphics, Inc., Sybase, Inc. and Sun Microsystems to help ensure that it remains current with the latest technology and to serve as a source of new business opportunities for Claremont's industry practice areas.

MARKETS AND CLIENTS

     Claremont focuses its marketing efforts on clients in information-intensive businesses, including communications, financial services, state and local government services, manufacturing and utilities. Within these vertical markets, Claremont targets clients for whom enterprise-wide IT solutions can provide a competitive advantage. Claremont intends to continue to pursue opportunities to provide its services in other industry sectors with similar needs.

     Claremont's most significant clients, in terms of revenue earned in the first nine months of fiscal year 1998 within its industry practice areas are listed below:

COMMUNICATIONS      FINANCIAL SERVICES
--------------      ------------------
AllTel           BancOne
Iusacell         Colonial Pacific Leasing
LCI              PEMCO
Lucent           American Honda
Sprint             Finance Corporation

STATE AND LOCAL GOVERNMENT SERVICES
-----------------------------------
      CalPERS
      Ohio STRS
      Mississippi PERS
      Nevada PERS
      State of Kentucky

      MANUFACTURING                  UTILITIES
      -------------                  ---------
Columbia Forest Products    American Electric Power
Lucent                      Puget Sound Energy
Microsoft Corporation       Pacific Enterprises,
Weyerhaeuser                  a subsidiary of Southern
Willamette Industries         California Gas Company

     Claremont has in the past derived, and may in the future derive, a significant portion of its revenue from a relatively small number of clients. During the first nine months of fiscal year 1998, Claremont had two clients who represented at least 10% of Claremont's revenue: CalPERS, 18% and Lucent, 12%. During the fiscal year ended June 30, 1997, Claremont had only one client who represented at least 10% of Claremont's revenue: Lucent, 14%. During the fiscal year ended June 30, 1996, Claremont had three clients each of whom represented at least 10% of Claremont's revenue: Lucent, 20%; Ohio STRS, 14%; and Mississippi PERS, 11%.

     Claremont's IT consulting services focus on key industry sectors: communications, financial services, state and local government, manufacturing and utilities which represented approximately 15%, 10%, 34%, and 41%, respectively, of Claremont's revenues for the first nine months of fiscal year 1998, 21%, 12%, 25% and 42%, respectively, of Claremont's revenue for fiscal year 1997 and 30%, 5%, 34% and 31%, respectively, of Claremont's revenue for fiscal year 1996.

     Communications. During the last 12 months, Claremont has performed a number of engagements, including assisting in the development of communications products for Lucent, assisting AT&T in the redevelopment of its 900 number billing system, supporting Sprint in a joint venture with TCI and Cox Cable to deliver PCS services, providing business process reengineering services for Rogers Cable and implementing its Provider product for Islacom in the Philippines.

     Financial Services. Claremont's financial services practice is focused on serving clients in the credit card, leasing and investment management businesses as evidenced by its relationships with BancOne, Colonial Pacific Leasing and Frank Russell, respectively. During the past 12 months, Claremont has rapidly expanded its presence in the financial services industries. Claremont intends to establish a leadership position in the credit card, leasing and investment management sub-segments of the financial services market. Claremont believes that its competitive advantage in these segments is derived from strategic relationships focused on emerging technologies including e-cash solutions endorsed by MasterCard, International; a unique knowledge of the use of data warehousing technology within the credit card industry; strong knowledge capital of the investment management business gained from pertinent experiences in the public pension business; and a strategic relationship with an innovative provider of leasing software.

     State and Local Government. Claremont's state and local government practice is anchored by its longstanding strategic relationship with Ohio STRS. The relationship has produced a set of reusable software modules for the pension/retirement systems industry, which is being marketed under the name Clarety. The Clarety product was created using the Forte software development client/server tool set. Claremont is currently engaged in projects to implement Clarety software for Mississippi PERS, California PERS and Nevada PERS. Claremont believes that Clarety software is the only object oriented client/server product of its kind being marketed to the pension/retirement systems market. Claremont also provides IT consulting and custom software development services to environmental and health and human services departments of state and local governments. Claremont is currently providing services to state and local governments in California, Florida, Kentucky, Mississippi, Missouri, Nevada, Oregon, Ohio, Tennessee and Washington. Claremont has also developed a software product called HWIMSy for tracking hazardous waste, to which Claremont has non-exclusive marketing rights.

     Manufacturing. Claremont's manufacturing practice provides information technology consulting services to manufacturers in the process, repetitive, and discrete manufacturing environments. This practice area also services distributors, due to the close ties between distributors and manufacturers from a supply chain perspective and a system functionality perspective. Claremont's service offerings in this segment include IT consulting, package selection and implementation, systems integration services and process reengineering/ change management.

     Claremont's current client base in the manufacturing practice includes Weyerhaeuser, where Claremont is leading a custom development project for a new distribution management system. At Columbia Forest Products, Claremont completed an Information Systems Planning initiative that has led to an Enterprise Resource Planning ("ERP") Package Selection and Implementation project. At Lucent, Claremont is performing program management of ERP & MES package implementations.

     Utilities. The foundation of Claremont's utility industry practice is based on Claremont's vision of helping its clients better serve their customers. Claremont expects to adapt many of the products and solutions that Claremont has deployed for communications clients to the specific needs of utilities. Current clients in the utilities practice include Southern California Gas Company, where Claremont is developing and deploying a strategic customer care and billing system for the company's deregulated and commercial/industrial business areas, based on Claremont's Business Solutions Framework architecture. Claremont has also provided innovative solutions based on leading-edge data warehousing architectures at American Electric Power and Dayton Power and Light.

INTELLECTUAL PROPERTY RIGHTS

     Claremont's success is dependent upon maintenance and protection of its intellectual property rights. Claremont relies on a combination of copyrights, trade secrets and trademarks to protect its technology. Claremont has applications pending at the United States Patent and Trademark Office with respect to Claremont's Clarety, TISE, Solutions @ The Speed of Business and iSTART trademarks and has applications pending at the Canadian Intellectual Property Office for Solutions @ The Speed of Business and Solutions @ La Vitesse des Affaires. Claremont's practice has been to enter into confidentiality agreements with its employees and signed agreements that include nondisclosure provisions with its clients.

     Despite these activities, no assurance can be given that the steps taken by Claremont will provide adequate protection of its intellectual property rights or that competitors will not be able to develop similar or functionally equivalent methodologies or products. Furthermore, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. In addition, litigation may be necessary to enforce Claremont's intellectual property rights, to protect Claremont's trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Claremont's business, financial condition and results of operations. No assurance can be given that infringement or invalidity claims (or claims for indemnification resulting from infringement claims against third parties, such as clients) will not be asserted against Claremont or that any such assertions would not have a material adverse effect on Claremont's business, financial condition or results of operations. If infringement or invalidity claims are asserted against Claremont, litigation may be necessary to defend Claremont against such claims, and in certain circumstances Claremont may choose to seek to obtain a license under the third-party's intellectual property rights. There can be no assurance that such licenses will be available on terms acceptable to Claremont, if at all.

BUSINESS DEVELOPMENT

     Claremont's business development efforts are based primarily upon personal contacts, the reputations of its senior personnel, industry marketing programs and attendance at appropriate industry forums. Claremont believes that business development is an integral part of the responsibility of practice area leaders and other senior project managers. Claremont also follows a practice of marketing its services through strategic alliances with a select list of hardware and software providers.

     Claremont employs an established selling methodology, the Miller-Heiman process. The Miller-Heiman process is focused on sales that involve multiple decisionmakers at different levels in large organizations. The process provides an analytical approach to identifying the key decisionmakers, determining with the client the value to be provided to the client and managing the sales process through completion. Claremont maintains a corporate information database referred to as the Opportunity Center to manage the selling process. The sale of a new project generally involves a three to six month effort. At any given time numerous Claremont professionals are active in the development of new business. The coordination of their efforts, and the tracking of their results, is critical to Claremont's ability to forecast and adequately staff future work. Claremont's Opportunity Center is a critical management tool to assist Claremont's senior executives in managing this process.

COMPETITION

     The markets for Claremont's services are highly competitive. Claremont believes that it currently competes principally with the internal information systems groups of its prospective clients, as well as consulting and software integration firms including Andersen Consulting, the "Big Six" accounting firms, IBM Global Solutions, Computer Sciences Corporation and with other hardware and applications software vendors. In addition there are a number of systems integrators who serve similar markets or provide similar services, such as Cambridge Technology Partners, Renaissance Solutions, Inc., SHL Systemhouse (a subsidiary of MCI), Sapient Corporation and Technology Solutions Company, with whom Claremont competes or may compete in the future. Many of these companies have significantly greater financial, technical and marketing resources than Claremont, generate greater revenue and have greater name recognition than Claremont. In addition, there are relatively low barriers to entry into Claremont's markets and Claremont has faced, and expects to continue to face, additional competition from new entrants into its markets.

     Claremont believes that the principal competitive factors in its markets include reputation, project management expertise, industry expertise, speed of development and implementation, technical expertise and ability to deliver on a fixed-price as well as a time and materials basis. There can be no assurance that Claremont will be able to compete effectively on pricing or other requirements with current and future competitors or that competitive pressures faced by Claremont will not cause Claremont's revenue or gross margins to decline or otherwise materially adversely affect its business, financial condition and results of operations.

CLAREMONT PERSONNEL

     The success of Claremont is based on attracting and retaining talented, creative and experienced people at all levels. Claremont dedicates significant senior resources to its recruiting effort, primarily recruiting professionals with both IT consulting and industry experience. All of Claremont's managers and senior managers have substantial expertise in designing and implementing large-scale applications solutions, and many of them have relevant industry experience. As a result, Claremont's consultants provide industry knowledge and line management expertise, in addition to technical expertise, to Claremont's clients.

     As of May 22, 1998, Claremont had a total of 746 employees of whom there were 656 individuals in the professional staff and 90 in administrative roles.

     In order to accommodate typical project development lead time, Claremont has found that it must recruit and hire additional personnel on the basis of anticipated demand for their services. Although this practice has contributed to Claremont's growth to date, there can be no assurance that demand for Claremont's services will materialize as anticipated, and this practice could result in under-utilized employees and consequently have a material adverse effect upon Claremont's business, financial condition and results of operations.

     Qualified project managers and senior technical and professional staff are in great demand and are likely to remain a limited resource for the foreseeable future. Limitations in the number of available qualified project managers and senior technical and professional staff have impaired Claremont's ability to take on available new projects. There can be no assurance that Claremont will be successful in attracting a sufficient number of highly-skilled employees in the future, or that it will be successful in training, retaining and motivating them. Claremont's inability to attract, train and retain skilled employees or Claremont's employees' inability to achieve expected levels of performance could impair Claremont's ability to adequately manage and complete its existing projects and to bid for or obtain new projects. This in turn could have a material adverse effect on Claremont's business, financial condition and results of operations.

PROPERTIES

     Claremont's headquarters and principle administrative offices are located in approximately 14,597 square feet of leased space located in Beaverton, Oregon. In addition, Claremont has invested in four software development centers, which Claremont refers to as "software factories." These centers are located in Beaverton, Oregon; Montreal, Canada; Kansas City, Missouri; and Columbus, Ohio.

     Claremont's west coast business development and technical development personnel operate from the Beaverton, Oregon location. Claremont occupies these premises under a lease expiring in September 1999. In addition, Claremont leases 14,517 square feet in Columbus, Ohio for its retirement system national practice, central region business development and technical lab. The lease relating to these premises expires in November 2000. Claremont also leases office space in 12 other locations, including Basking Ridge, New Jersey; Bellevue, Washington; Cleveland and Dublin, Ohio; Overland Park, Kansas; Jackson, Mississippi; Morristown, New Jersey; Tallahassee, Florida; Sacramento, California; San Francisco, California; New York, New York; Montreal, Canada; and North Sydney, Australia, from which regional project management and business development is conducted. Leases for these premises range from 2,503 to 10,638 square feet. Claremont anticipates that additional space may be required as Claremont's business operations expand and believes it will be able to obtain suitable space as needed.

LEGAL PROCEEDINGS

     As of May 31, 1998, there were no material pending legal proceedings to which Claremont or its subsidiaries was a party. From time to time, Claremont becomes involved in ordinary and routine legal and regulatory proceedings incidental to the business of Claremont.

              CLAREMONT'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis contains certain statements, trend analysis and other information that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act, which involve risks and uncertainties. Actual results may differ materially from the results described in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements including the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and other similar expressions. Such statements reflect the current views of Claremont Technology Group, Inc. with respect to future events and are subject to certain risks, uncertainties and assumptions that include, but are not limited to, those discussed in the following Management's Discussion and Analysis of Financial Condition and Results of Operations.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain financial data as a percentage of total revenue:

                                                                               THREE MONTHS        NINE MONTHS
                                                                                  ENDED               ENDED
                                                  YEAR ENDED JUNE 30,           MARCH 31,           MARCH 31,
                                                ------------------------      --------------      --------------
                                                1995      1996      1997      1997      1998      1997      1998
Statement of Operations Data:
Revenue:
  Professional fees and other.................  100%       95%       99%      100%       99%       99%       99%
  Resold products & services..................   --         5         1        --         1         1         1
                                                ---       ---       ---       ---       ---       ---       ---
     Total revenue............................  100       100       100       100       100       100       100
Costs and expenses:
  Project costs & expenses....................   50        51        52        54        58        51        57
  Resold products & services..................   --         5         1        --         1         1         2
  Selling, general and administrative.........   37        33        37        35        38        35        38
  Non-recurring charges.......................   --        --        --        --        34        --        11
                                                ---       ---       ---       ---       ---       ---       ---
     Total costs and expenses.................   87        89        90        89       131        87       108
                                                ---       ---       ---       ---       ---       ---       ---
     Income (loss) from operations............   13        11        10        11       (31)       13        (8)
Other income (expense), net...................   --        --         1         1        --         1        --
                                                ---       ---       ---       ---       ---       ---       ---
     Income (loss) before income taxes........   13        11        11        12       (31)       14        (8)
Income tax expense............................    5         5         5         5        --         6         1
                                                ---       ---       ---       ---       ---       ---       ---
       Net income (loss)......................    8%        6%        6%        7%      (31)%       8%       (9)%
                                                ===       ===       ===       ===       ===       ===       ===

THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 1998 COMPARED TO MARCH 31, 1997

     Revenue. Claremont's revenue consists primarily of professional fees (including license fees for Claremont's reusable software modules), and to a lesser extent resold hardware and software products and resold contract services and other revenue. Other revenue consists of license fees and maintenance fees, which began in December 1996 and service bureau revenue associated with Claremont's acquisition of OpTex in July 1997. Claremont's professional fees increased 19% to $21.7 million for the three months ended March 31, 1998 compared to $18.2 million for the three months ended March 31, 1997. Professional fees increased 33% to $63.0 million for the nine months ended March 31, 1998 compared to $47.4 million for the nine months ended March 31, 1997. Professional fees increased primarily due to an increase in the number of projects performed both for new and existing clients. The manufacturing and state and local government practices contributed a majority of the increases. Revenue from foreign operations increased to $1.2 million and $4.8 million, respectively, for the three and nine month periods ended March 31, 1998, compared to $0.9 million and $4.0 million, respectively, for the comparable periods ended March 31, 1997. The increase resulted primarily from a full period inclusion of results from foreign acquisitions that occurred in fiscal 1997. Claremont's top five clients accounted for 43% of revenues for the nine months ended March 31, 1998 compared to 45% for the nine months ended March 31, 1997. Resold products and services are offered to clients on an as-needed basis and are resold with little or no mark-up. Claremont does not expect resold products and services to contribute materially to its income from operations, and generally expects to make little or no profit on such products and services. Claremont expects to provide such products and services only as an accommodation to Claremont's clients as requested for particular projects.

     Project Costs and Expenses. Project costs and expenses consist primarily of salaries and employee benefits for personnel dedicated to client projects and associated overhead costs including equipment depreciation and amortization. Project costs and expenses increased to $12.7 million and $36.8 million, respectively (59% and 58% of professional fees, respectively), for the three and nine month periods ended March 31, 1998 from $9.9 million and $24.8 million, respectively (54% and 52% of professional fees, respectively), for the comparable periods ended March 31, 1997. The increases in absolute dollars and as a percentage of professional fees, are primarily a result of lower utilization rates during the quarter and fiscal year to date 1998 periods compared to the prior year periods as well as $0.2 million of severance, and warranty costs recognized during the third quarter of 1998.

     Selling, General and Administrative. Selling, general and administrative costs and expenses consist of costs associated with the Company's executive staff, finance, facilities and human resources departments (collectively, "Administrative Personnel"), travel and business development costs. Selling, general and administrative costs and expenses increased to $8.7 million and $25.4 million, respectively (40% and 40% of professional fees, respectively), for the three and nine month periods ended March 31, 1998 from $6.4 million and $16.6 million, respectively (35% and 35% of professional fees, respectively), for the comparable periods ended March 31, 1997. The increase is due to increases in professional development and recruiting expenses associated with the increased professional personnel, increased facility expenses associated with increased space needs resulting from increased software development efforts performed at Claremont facilities rather than at client locations and increased numbers of Administrative Personnel. Additionally, there was approximately $0.6 million of bad debt expense and other costs associated with reserves established against accounts receivable and revenue earned in excess of billings for certain long-term contracts. Selling, general and administrative costs and expenses for the nine months ended March 31, 1998 also include $0.4 million related to the write-off of in-process research and development related to the OpTex acquisition.

     Non-recurring Charges. During the third quarter of fiscal 1998, Claremont recorded a non-recurring charge of $7.5 million. The charge consisted primarily of $1.2 million in severance payments associated with the executive changes announced in February 1998 and a 5% reduction in force, $4.3 million reduction in the capitalized software associated with the Communications Practice's Premost billing product and $2.0 million associated with the streamlining of worldwide operations and impairment of certain long-lived and fixed assets. The reduction of the capitalized software amount associated with the Premost billing product was based on management's identification of the lack of evidence of a viable sales pipeline for this product.

     Income Tax Expense. During the third quarter of fiscal 1998, Claremont did not record a tax benefit associated with the loss for the period, as the benefit of the loss in the U.S. jurisdictions was offset by the reversal of previously recorded foreign tax benefits related to foreign loss carryforwards. During the quarter, it was determined that it is no longer more likely than not that the benefit of the available loss carryforwards will be realized. In addition, Claremont did not record a benefit for current period foreign losses because management believes it is more likely than not that no benefit for the losses will be realized in the near-term.

FISCAL 1997 COMPARED TO FISCAL 1996

     Revenue. Claremont's professional fees increased 49% to $66.8 million in fiscal 1997 from $44.8 million in fiscal 1996. Professional fees increased primarily due to an increase in the number of projects performed, both for new and existing clients. In fiscal 1997 and 1996, $0.5 million, or 1% of revenue and $2.6 million, or 5% of revenue, respectively, resulted from resold products and services. Resold products and services are offered to clients on an as needed project basis and are resold with little or no mark-up. Claremont does not expect resold products and services to contribute materially to its income from operations, and generally expects to make little or no profit on such products and services. Claremont expects to provide such products and services only as an accommodation to Claremont's clients as requested for particular projects. Revenue from foreign operations increased 70% to $3.9 million in fiscal 1997 from $2.3 million in fiscal 1996.

     Claremont's revenue has become decreasingly dependent upon its largest clients, though such concentration remains a characteristic of Claremont's business. The top five clients accounted for 46% of revenue in fiscal 1997, down from 56% of revenue in fiscal 1996. In fiscal 1997 and 1996 the largest client accounted for 14% and 20% of revenue, respectively. During fiscal 1997, 13 clients generated revenue in excess of $1.0 million, compared to 10 clients during fiscal 1996. The cancellation of a large project or a significant reduction in the scope of such a project could have a material adverse effect on Claremont's business, financial condition and results of operations, and in the past the cancellation of a large project has had such an effect. No assurance can be given that such a reduction in concentration will continue or that client concentration will not leave Claremont vulnerable to loss of projects or clients, or that such a loss would not have a material adverse impact upon Claremont's business, financial condition and results of operations.

     Project Costs and Expenses. Project costs and expenses increased 47% to $35.3 million in fiscal 1997 from $24.0 million in fiscal 1996, representing 53% and 54% of professional fees in fiscal 1997 and 1996, respectively. The increase in project costs and expenses was due primarily to the addition of project personnel necessary to perform the larger number of client projects.

     Selling, General and Administrative. Selling, general and administrative costs and expenses increased 59% to $24.6 million (37% of professional fees) in fiscal 1997 from $15.5 million (35% of professional fees) in fiscal 1996. The increase is primarily due to increases in professional development and recruiting expenses associated with the increased professional personnel, increased facility expenses associated space needs resulting from the three software development centers, increased numbers of Administrative Personnel, costs related to acquisitions and increased costs associated with being a public company.

     Other Income (Expense), Net. Other income (expense) consists primarily of interest income on cash and cash equivalents and interest expense associated with short-term borrowings. Other income (expense), net changed to a net income of $.4 million in fiscal 1997 from a net expense of $.2 million in fiscal 1996. The increase is primarily due to the increase in interest income to $.7 million for fiscal 1997 from $49 thousand for fiscal 1996, due to higher cash balances resulting from the proceeds of Claremont's initial public offering, which occurred in July 1996.

     Income Tax Expense. Income tax expense represents combined federal, state and foreign taxes at an effective rate of 42% for fiscal 1997 compared to 43% for fiscal 1996. The slight decrease in the effective tax rate is due to a change in the mix of jurisdictions in which Claremont does business.

FISCAL 1996 COMPARED TO FISCAL 1995

     Revenue. Claremont's professional fees increased 64% to $44.8 million in fiscal 1996 from $27.3 million in fiscal 1995. Professional fees increased primarily due to an increase in the number of projects performed, both for new and existing clients. In fiscal 1996, $2.6 million, or 5% of revenue, resulted from resold products and services; there was no similar revenue of a material nature in fiscal 1995. Revenue from foreign operations increased 309% to $2.3 million in fiscal 1996 from $.6 million in fiscal 1995. The increase resulted primarily from operations at Claremont's Montreal, Canada software factory, which commenced operations during the third quarter of fiscal 1995, largely in support of U.S. domestic clients.

     Claremont's revenue has become decreasingly dependent upon its largest clients, though such concentration remains a characteristic of Claremont's business. The top five clients accounted for 56% of revenue in fiscal 1996, down from 76% of revenue in fiscal 1995. In fiscal 1996 and 1995 the largest client accounted for 20% and 38% of revenue, respectively. During fiscal 1996, ten clients generated revenue in excess of $1.0 million, compared to seven clients during fiscal 1995.

     Project Costs and Expenses. Project costs and expenses increased 75% to $24.0 million in fiscal 1996 from $13.7 million in fiscal 1995, representing 54% and 50% of professional fees in fiscal 1996 and 1995, respectively. The increase in project costs and expenses was due primarily to the addition of project personnel necessary to perform the larger number of client projects.

     Selling, General and Administrative. Selling, general and administrative costs and expenses increased 52% to $15.5 million in fiscal 1996 from $10.2 million in fiscal 1995. The increase is primarily due to increases in professional development and recruiting expenses associated with the increased professional personnel, increased facility expenses associated space needs resulting from new software development centers and increased numbers of Administrative Personnel and expansion into international markets during the quarter ended March 31, 1996. In addition, Claremont incurred approximately $.3 million in non-recurring charges attributable to separation agreements with two terminated executives. Selling, general and administrative costs and expenses declined to 35% of professional fees in fiscal 1996 from 37% of professional fees in fiscal 1995, due to revenue increases outpacing selling, general and administrative costs and expenses increases on a percentage basis in the period.

     Other Income (Expense), Net. Other income (expense) consists primarily of interest expense associated with short-term borrowings and interest income on cash and cash equivalents. Other income (expense), net changed to a net expense of $.2 million in fiscal 1996 from a net income of $.1 million in fiscal 1995. The change is primarily attributable to interest expense associated with bank borrowings incurred to finance Claremont's acquisition of computer equipment in fiscal 1996.

     Income Tax Expense. Income tax expense represents combined federal, state and foreign taxes at an effective rate of 43% for fiscal 1996 compared to 39% for fiscal 1995. The increase in the effective tax rate is due to a change in the mix of jurisdictions in which Claremont does business, as well as changes in certain federal tax laws.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, Claremont has financed its operations and investments in property and equipment primarily through cash generated from operations, bank borrowings and capital lease financing. In July 1996, Claremont completed its initial public offering and in August 1996, Claremont sold additional shares pursuant to the exercise of the underwriters' over-allotment option. Net proceeds from the offering and over-allotment totaled $26.9 million.

     Cash increased $14.7 million during fiscal 1997 as a result of net cash provided from financing activities of $26.7 million, offset by $.7 million used in operations, $4.1 million for the purchase of property and equipment and $6.9 million for software development costs.

     Accounts receivable increased $6.2 million to $14.0 million at June 30, 1997 from $7.8 million at June 30, 1996 primarily as a result of growth in revenues. Days sales outstanding were 66 at June 30, 1997 compared to 64 at June 30, 1996. Claremont experienced a 62% reduction in past due accounts (defined as accounts outstanding more than 60 days) to $.5 million at June 30, 1997 compared to $1.4 million at June 30, 1996.

     Revenue earned in excess of billings, which represents amounts due to Claremont under contracts, primarily from government entities, that can not be billed until certain milestones are met, increased $0.8 million to $6.5 million at June 30, 1997 from $5.7 million at June 30, 1996. Claremont continues to work closely with its clients to attempt to reduce the collection cycle of this asset group.

     Refundable income taxes increased to $2.7 million at June 30, 1997 from a payable of $.6 million at June 30, 1996 primarily as a result of the income tax benefit associated with certain stock option exercises.

     Accounts payable increased $0.5 million to $2.0 million at June 30, 1997 from $1.5 million at June 30, 1996 primarily due to growth of the business.

     During fiscal 1997, Claremont had capital expenditures of $4.1 million, primarily related to furniture and personal computers, and $6.9 million associated with the capitalization of software development costs. As of June 30, 1997 Claremont did not have any material commitments for capital expenditures.

     Claremont had a revolving line of credit with Bank of America Oregon, a subsidiary of BankAmerica Corporation, providing for borrowings of up to $6.0 million. As of June 30, 1997, there were no borrowings against this line. This revolving line of credit expired on August 1, 1997.

     On August 21, 1997, Claremont signed a business loan agreement (the "Agreement") with a commercial bank. This Agreement includes a $2.0 million line of credit and a $750,000 standby letter of credit. The line of credit and letter of credit bear interest at the bank's reference rate plus .25%, or, at Claremont's option, at rates based on the Offshore Rate or the LIBOR rate. The expiration date of this Agreement is September 1, 1999. This Agreement also covers currently outstanding term loans for original principal amounts of $5 million which had previously been covered under the Business Loan Agreement dated April 24, 1995. The Agreement is secured by all machinery and equipment and receivables of Claremont and contains certain financial ratio and other covenants. In December 1997, Claremont's business loan agreement (the "Agreement"), dated August 21, 1997, was amended to increase the total amount of available credit to $5.0 million and to decrease the interest rate to the bank's reference rate, the offshore rate plus 1.75% or LIBOR plus 1.75%. In addition, the term of the Agreement, as amended, calls for the repayment of principal and interest in twenty successive monthly installments of $61,000 starting September 1, 1997. On March 31, 2000, any remaining principal and interest will be due. The line of credit portion of the Agreement has $3.0 million available credit through September 1, 1998. At March 31, 1998, Claremont had no balance outstanding under the Agreement. The Agreement is secured by all machinery and equipment and receivables of Claremont and contains certain financial ratio and other covenants. Claremont was in compliance with all such covenants as of March 31, 1998.

     Claremont has certain term loans with Bank of America Oregon primarily to finance equipment purchases. As of June 30, 1997 there was $1.6 million of related debt outstanding against these loans. Debt service under these lines is payable over 36 months, including principal and interest. There are three separate borrowings under this facility at interest rates ranging from 7.59% to 8.05%, and all such borrowings are secured by all of the assets of Claremont.

     Claremont is a guarantor on a non-revolving line of credit with Bank of America Oregon, which provided for borrowings of up to $2.0 million, for purposes of facilitating the purchase of Claremont's Common Stock by Claremont executives in July 1995. As of June 30, 1997 there was $.9 million of related debt outstanding against the line. Advances under the line of credit were made directly to Claremont executive with full recourse and bear interest at Bank of America's NT&SA Reference Rate, plus one percentage point. Claremont's guaranty is secured by a pledge of each borrower's shares of Claremont's Common Stock. Advances under the line of credit are for 36 months and include monthly interest payments, made by each Claremont executive, with principal repayment by each Claremont executive due on or before July 31, 1998.

     During the first nine months of fiscal 1998, cash decreased $4.7 million primarily as a result of $3.2 million related to acquisitions, $3.3 million for the purchase of property and equipment, $4.2 million for software development costs and $1.4 million payments on debt, offset by $6.7 million provided by operations and $0.7 million provided by the exercise of stock options.

     At March 31, 1998, Claremont had working capital of $26.6 million, including $10.5 million of cash and cash equivalents. Claremont's current ratio decreased to 3.7:1 at March 31, 1998 from 5.5:1 at June 30, 1997.

     Accounts receivable decreased $2.3 million to $11.5 million at March 31, 1998 from $13.8 million at June 30, 1997 primarily as a result of increased collection efforts by Claremont. Days sales outstanding were 54 at March 31, 1998 compared to 66 at June 30, 1997. Claremont experienced an increase in past due accounts (defined as accounts outstanding more than 60 days) to $1.0 million at March 31, 1998 compared to $529,000 at June 30, 1997.

     Revenue earned in excess of billings, which represents amounts due to Claremont under certain long-term contracts, primarily from government entities, that can not be billed until certain milestones are met, increased $3.2 million to $9.7 million at March 31, 1998 from $6.5 million at June 30, 1997. Of the $9.7 million, $8.1 million is related to two clients, CalPERS and Mississippi PERS. Claremont continues to work closely with its clients to attempt to reduce the collection cycle of this asset group.

     During the first nine months of fiscal 1998, Claremont had capital expenditures of $3.3 million, primarily related to furniture and personal computers, and $4.2 million associated with the capitalization of software development costs. As of March 31, 1998, Claremont did not have any material commitments for capital expenditures.

     As of March 31, 1998, Claremont had a total of $7.4 million of capitalized software development costs associated with Clarety, one of Claremont's reusable software modules. The Clarety product includes various third party software components, some of which have incurred technological advancements. Claremont is evaluating design work of Clarety to quantify the amount of rework necessary, if any, to stay aligned with the technology market place and to keep Clarety as a viable solution. To the extent capitalized software development costs are greater than the potential revenue associated with the developed software, Claremont would be required to immediately expense such excess amount under SFAS
86. The amount of the excess required to be expensed in any particular period may be as much as the total amount of capitalized software development costs then carried on Claremont's balance sheet, depending on the potential revenue associated with the developed software at such time. Recognition of such expenses, if any, could have a material adverse effect on Claremont's results of operations.

     Goodwill increased to $3.0 million at March 31, 1998 from $30,000 at June 30, 1997 as a result of acquisitions that occurred during the first quarter of fiscal 1998.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The objective of SFAS 130 is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Claremont expects to adopt SFAS 130 for its fiscal year beginning July 1, 1998 and does not expect comprehensive income to be materially different from currently reported net income.

     In June 1997, the FASB issued Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement establishes standards for the way that public business enterprises report information about operating segments in interim and annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Claremont expects to adopt SFAS 131 for its fiscal year beginning July 1, 1998.

     In October 1997, the AICPA issued Statement of Position (SOP) 97-2, "Software Revenue Recognition", which supercedes SOP 91-1. Claremont will adopt SOP 97-2 for software transactions entered into beginning July 1, 1998. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The revenue allocated to software products generally is recognized upon delivery of the products. The revenue allocated to post-contract customer support generally is recognized ratably over the term of the support and revenue allocated to service elements generally is recognized as the services are performed. The impact on Claremont's consolidated financial statements is not expected to be material.

                   CLAREMONT DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the directors and executive officers of Claremont as of May 31, 1998.

                NAME                   AGE                           POSITION
Stephen M. Carson....................  51    President, Chief Operating Officer, Chief Financial
                                             Officer and Director
Karen Fast...........................  47    Senior Vice President, U.S. Operations
Neil E. Goldschmidt..................  57    Director
Stephen D. Hawley....................  49    Senior Vice President, State and Local
                                             Government/Healthcare
Ross C. Kayuha.......................  40    Senior Vice President, Health and Human Services
Edwin J. O'Mara......................  42    Senior Vice President, Corporate Marketing and Corporate
                                             Secretary
Marilyn R. Seymann...................  55    Director
Jerry L. Stone.......................  55    Director
John R. Torell III...................  58    Director

     Information concerning the principal occupation during at least the last five years of the directors and executive officers of Claremont is set forth below:

     Stephen M. Carson has served as a director of Claremont since April 1997, and as President and Chief Operating Officer of Claremont since December 1997. Mr. Carson has also served as Chief Financial Officer of Claremont since February 1998. Mr. Carson retired from AT&T Corporation in April 1997, after nearly 30 years of various financial positions. From January 1996 to April 1997, Mr. Carson was Vice President and Chief Financial Officer of AT&T's Consumer Long Distance Business. From 1988 to December 1995, he was Vice President and Chief Financial Officer of Lucent Technologies Network Systems Equipment Division.

     Karen Fast has served as Senior Vice President, U.S. Operations of Claremont since February 1997 and, prior to that, as Senior Vice President, Market Development since April 1994. From April 1993 through April 1994, she served as Vice President, Portland Practice of Claremont. From January 1991 through April 1993, she served as the Portland, Oregon Manager of the Open Systems Consulting Group, the Systems Integration Practice of IBM.

     Neil E. Goldschmidt has served as a director of Claremont since November 1993. Since January 1991, Mr. Goldschmidt has conducted a private law practice focused primarily on strategic planning for national and international business clients. From January 1987 to January 1991, Mr. Goldschmidt served as Governor of the State of Oregon. Prior to his 1986 gubernatorial campaign, Mr. Goldschmidt was an executive of Nike, Inc., serving as International Vice President from 1981 to 1985 and as President of Nike Canada from 1986 to 1987. Furthermore, Mr. Goldschmidt served as Secretary of Transportation in the Carter Administration from 1979 to 1981. Mr. Goldschmidt also serves as a director of Analogy, Inc.

     Stephen D. Hawley has served as Senior Vice President, State and Local Government/Healthcare of Claremont since February 1997 and, prior to that, Senior Vice President, Pension and Retirement since February 1993. From September 1988 through February 1993 he served as a Partner in Andersen Consulting.

     Ross C. Kayuha has served as Senior Vice President, Health and Human Services of Claremont since January 1998. Prior to that, Mr. Kayuha served as Senior Vice President, International Operations of Claremont from February 1997 to January 1998, and, prior to that, as Senior Vice President, Advanced Technology of Claremont since January 1996. From January 1994 through January 1996, he served as Senior Vice President, Central Region of Claremont. From January 1993 through January 1994, he served as Vice President, Central Region of Claremont and from April 1992 through January 1993, he served as a Director of Project Management of Claremont. From September 1985 through April 1992, he served as a Senior Manager in Andersen Consulting.

     Edwin J. O'Mara has served as Senior Vice President, Corporate Marketing of Claremont since July 1997. Mr. O'Mara has also served as Corporate Secretary of Claremont since December 1997. From

November 1994 to April 1997, he served as Vice President, Strategic Marketing and Planning for PacifiCorp, an electric utility. From March 1992 to November 1994, he served as Vice President, Small Business Sales and Marketing for Sprint Communications Long Distance Division.

     Marilyn Seymann has served as a director of Claremont since November 1997. From January 1991 to the present, Ms. Seymann has been the President, Chief Executive Officer and Owner of M ONE, Inc., a management and information systems consulting firm specializing in the financial services industry. From December 1990 through December 1993, Ms. Seymann was the Director and Vice Chairman for the Federal Housing Finance Board (formerly the Federal Home Loan Bank Board). Ms. Seymann also serves on the boards of Beverly Enterprises, Inc. and Telesphere Corporation.

     Jerry L. Stone has served as a director of Claremont since November 1989. Mr. Stone has been active as a private investor since 1989. From 1986 through January 1989, he served as Chairman and Chief Executive Officer of Marketing One, Inc.

     John R. Torell III has served as a director of Claremont since February, 1998. From 1989 to the present, Mr. Torell has served as Chairman of Torell Management, Inc., a financial advisory company. From November 1995 through July 1997, he served as Chairman of Telesphere Corporation, a financial information provider. In addition, from 1990 through 1994, Mr. Torell served as Chairman and Chief Executive Officer of Fortune Bancorp, from 1988 through 1989, Mr. Torell served as Chairman and Chief Executive Officer of Cal Fed, Inc., and from 1982 through 1988, Mr. Torell served as President of Manufacturers Hanover Corporation and Manufacturers Hanover Trust Company. Mr. Torell also serves as a director of American Home Products Corporation, The PaineWebber Group, Heartland Technology, Inc. and Volt Information Sciences, Inc.

                        CLAREMONT EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table provides certain summary information concerning compensation awarded to, earned by or paid to Claremont's Chief Executive Officer and each of the four other most highly compensated executive officers of Claremont determined as of the end of the last fiscal year (hereafter referred to as the "named executive officers") for the fiscal years ended June 30, 1997, 1996 and 1995.

                                                                             LONG TERM
                                                                            COMPENSATION
                                                                               AWARDS
                                                 ANNUAL COMPENSATION     ------------------
                                                 --------------------        SECURITIES         ALL OTHER
      NAME AND PRINCIPAL POSITION        YEAR     SALARY      BONUS      UNDERLYING OPTIONS    COMPENSATION
Paul J. Cosgrave.......................  1997    $444,734    $     --              --             $8,275(1)
  President and Chief                    1996     447,200     150,000              --              8,750(1)
  Executive Officer                      1995     415,000     100,000         650,000              8,724(1)
Stephen D. Hawley......................  1997     314,156          --              --              5,332(2)
  Senior Vice President,                 1996     301,600          --              --              5,655(2)
  Pension and Retirement                 1995     270,000          --              --              4,012(2)
Dennis M. Goett........................  1997     297,589          --              --              8,992(4)
  Chief Financial Officer                1996     115,740(3)       --         100,000              4,067(4)
                                         1995          --          --              --                 --
Ross C. Kayuha.........................  1997     252,597          --              --              3,663(5)
  Senior Vice President,                 1996     208,000          --              --              3,660(5)
  Advanced Technology                    1995     187,500     250,000              --              1,374(5)
Karen Fast.............................  1997     239,138          --          20,000              3,565(6)
  Senior Vice President,                 1996     208,000          --              --              3,940(6)
  Market Development                     1995     187,500          --              --              3,864(6)

-------------------------
(1) Includes $7,800 attributable to an automobile allowance in each of fiscal year 1997, 1996 and 1995 and $475, $950 and $924 attributable to 401(k)
    matching contributions in fiscal year 1997, 1996 and 1995, respectively.

(2) Includes $3,173 in both fiscal year 1997 and 1996 and $1,586 in fiscal year 1995 attributable to golf club membership dues paid by Claremont, $1,867 attributable to life insurance premiums paid by Claremont in each of fiscal year 1997, 1996 and 1995, and $292, $615 and $559 attributable to 401(k)
    matching contributions in fiscal year 1997, 1996 and 1995, respectively.

(3) Mr. Goett joined Claremont in February 1996.

(4) Includes $8,450 and $3,250 attributable to an automobile allowance in fiscal year 1997 and 1996, respectively and $817 and $542 attributable to 401(k) matching contributions in fiscal year 1997 and 1996, respectively.

(5) Includes $3,188, $2,710 and $450 attributable to golf club membership dues paid by Claremont in fiscal year 1997, 1996 and 1995, respectively, and $475, $950 and $924 attributable to 401(k) matching contributions in fiscal year 1997, 1996 and 1995, respectively.

(6) Includes $3,090, $2,990 and $2,940 attributable to golf club membership dues paid by Claremont in fiscal year 1997, 1996 and 1995, respectively, and $475, $950 and $924 attributable to 401(k) matching contributions in fiscal year 1997, 1996 and 1995, respectively.

STOCK OPTIONS

     The following table contains information concerning the grant of stock options under the Claremont 1992 Plan to the named executive officers in fiscal year 1997.

                                                   INDIVIDUAL GRANTS(1)                   POTENTIAL REALIZABLE
                                    --------------------------------------------------      VALUE AT ASSUMED
                                    NUMBER OF     % OF TOTAL                              ANNUAL RATES OF STOCK
                                    SECURITIES     OPTIONS                               PRICE APPRECIATION FOR
                                    UNDERLYING    GRANTED TO    EXERCISE                     OPTION TERM(2)
                                     OPTIONS     EMPLOYEES IN   PRICE PER   EXPIRATION   -----------------------
NAME                                 GRANTED     FISCAL YEAR      SHARE        DATE          5%          10%
Paul J. Cosgrave..................        --           --            --            --           --           --
Stephen W. Hawley.................        --           --            --            --           --           --
Dennis M. Goett...................        --           --            --            --           --           --
Ross C. Kayuha....................        --           --            --            --           --           --
Karen Fast........................    20,000        2.47%        $15.00      07/18/06     $188,666     $478,121

-------------------------
(1) Options granted in fiscal year 1997 vest over a five-year period.

(2) These calculations are based on certain assumed annual rates of appreciation as required by rules adopted by the Securities and Exchange Commission requiring additional disclosure regarding executive compensation. Under these rules, an assumption is made that the shares underlying the stock options shown in this table could appreciate at rates of 5% and 10% per annum on a compounded basis over the ten-year term of the stock options. Actual gains, if any, on stock option exercises are dependent on the future performance of Claremont's Common Stock and overall stock market conditions. There can be no assurance that amounts reflected in this table will be achieved.

OPTION EXERCISES AND HOLDINGS

     The following table provides information concerning the exercise of options during fiscal year 1997 and unexercised options held as of the end of the fiscal year, with respect to the named executive officers.

                                                            NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                                           UNDERLYING UNEXERCISED                IN-THE-MONEY
                                                                 OPTIONS AT                       OPTIONS AT
                            SHARES                             JUNE 30, 1997                     JUNE 30, 1997
                           ACQUIRED         VALUE       ----------------------------    -------------------------------
         NAME             ON EXERCISE    REALIZED(1)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE(2)
Paul J. Cosgrave......           --      $       --       210,338         240,662       $4,719,721        $5,299,376
Stephen D. Hawley.....      187,974       4,482,508        10,000          33,500          232,400           771,520
Dennis M. Goett.......           --              --        34,073          65,927          672,260         1,300,739
Ross C. Kayuha........       94,579       2,466,944        69,885          24,085        1,608,921           522,004
Karen Fast............        4,000          88,880       113,965          32,035        2,594,186           469,533

-------------------------
(1) Market value of the underlying securities at exercise date, minus exercise price of the options.

(2) Market value of the underlying securities at June 30, 1997, $23.75 per share, minus exercise price of the unexercised options.

DIRECTOR COMPENSATION

     Members of the Claremont Board are reimbursed for out-of-pocket and travel expenses incurred in attending the Claremont Board meetings. Non-employee members of the Claremont Board also receive an option to purchase 30,000 shares of Claremont's Common Stock upon election to the Claremont Board, which option vests over three years. Following the first annual meeting of shareholders after the initial grant is vested, and at every third annual meeting of shareholders thereafter, such non-employee member of the Claremont Board will receive an option to purchase 15,000 shares of Claremont's Common Stock, which option vests over three years.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the 1934 Act requires Claremont's directors and executive officers and persons who own more than ten percent of the outstanding shares of Claremont's Common Stock ("ten percent shareholders"), to file with the Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of shares of Claremont Common Stock and other equity securities of Claremont. To Claremont's knowledge, based solely on review of the copies of such reports furnished to Claremont or otherwise in its files and on written representations from its directors, executive officers and ten percent shareholders that no other reports were required, during the fiscal year ended June 30, 1997, Claremont's officers, directors and ten percent shareholders complied with all applicable Section 16(a) filing requirements.

                      STOCK OWNED BY CLAREMONT MANAGEMENT
                           AND PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of May 29, 1998, certain information with respect to ownership of Claremont's Common Stock of (i) each Director, (ii) each of the "named executive officers" (as defined under "Executive Compensation"), (iii) all persons known by Claremont to be beneficial owners of more than five percent (5%) of the outstanding shares of Claremont Common Stock.

                                                                 SHARES OF COMMON
                                                                STOCK BENEFICIALLY    PERCENT OF COMMON
                 NAME AND BUSINESS ADDRESS                           OWNED(1)         STOCK OUTSTANDING
Jerry L. Stone(2)...........................................          940,200               10.2%
3024 Key Stone Drive
Cape Girardeau, MO 63701

GeoCapital LLC(3)...........................................          928,300               10.0
767 Fifth Avenue, 45th Floor
New York, NY 10153

Kopp Investment Advisors, Inc.(4)...........................          490,900                5.3
7701 France Avenue South, Ste 500
Edina, MN 55435

Stephen D. Hawley...........................................          217,255                2.3
Ross C. Kayuha..............................................          209,539                2.3
Karen Fast(5)...............................................          137,264                1.5
Neil E. Goldschmidt.........................................           31,655                  *
Stephen M. Carson...........................................           38,750                  *
Marilyn R. Seymann..........................................           10,000                  *
Edwin J. O'Mara.............................................            2,000                  *
John R. Torell III..........................................           12,500                  *
All directors and executive officers as a group (9
  persons)..................................................        1,599,163               17.3

-------------------------
(1) Beneficial ownership is determined in accordance with rules and regulations promulgated under the Securities Act, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from May 29, 1998 are considered outstanding for the purpose of calculating the percentage of Claremont Common Stock owned by such person, but not for the purpose of calculating the percentage of Claremont Common Stock owned by any other person. The number of shares that are issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 29, 1998, is as follows: Ms. Fast -- 11,572; Mr. Hawley -- 0; Mr. Kayuha -- 0; Mr. Carson -- 38,750; Mr. O'Mara -- 2,000; Mr. Goldschmidt -- 28,125; Ms. Seymann -- 10,000; Mr. Stone -- 0;
    Mr. Torell -- 7,500; and all directors and officers as a group -- 97,947.

(2) Includes 260,000 shares held by S. A. S. Investment Trust for which Mr. Stone is the sole trustee, 65,200 shares held by the Stonebright Foundation for which Mr. Stone is the sole trustee and 615,000 shares held by the Jerry
    L. Stone Revocable Trust for which Mr. Stone is the sole trustee.

(3) This information as to beneficial ownership is based on a Schedule 13G filed by GeoCapital LLC with the Securities and Exchange Commission on February 20, 1998. The Schedule 13G states that, as of December 31, 1997, GeoCapital LLC had sole dispositive power with respect to 928,300 shares of Claremont Common Stock.

(4) This information as to beneficial ownership is based on a Schedule 13G filed by Kopp Investment Advisors, Inc., Kopp Holding Company and LeRoy C. Kopp with the Securities and Exchange Commission on February 11, 1998. The
    Schedule 13G states that, as of December 31, 1997, Kopp Investment Advisors, Inc. had shared dispositive power with respect to 487,900 shares of Claremont

    Common Stock, Kopp Holding Company was the beneficial owner of 487,900 shares of Claremont Common Stock, and LeRoy C. Kopp had sole voting power and sole dispositive power with respect to 3,000 shares of Claremont Common Stock.

(5) Includes 500 shares held by Ms. Fast's spouse.

                        APPROVAL OF AMENDMENT TO CBSI'S
                 RESTATED ARTICLES OF INCORPORATION TO INCREASE
                THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

     The CBSI Articles presently provide that CBSI is authorized to issue 30,000,000 shares of Common Stock, no par value. As of June 1, 1998, there were 27,222,900 shares of CBSI Common Stock outstanding. All outstanding shares of CBSI Common Stock are fully paid and nonassessable and the holders thereof are entitled to one vote for each share held. The CBSI Board of Directors has proposed that the number of shares of authorized CBSI Common Stock be increased to 200,000,000 (the "CBSI Share Proposal").

     If the CBSI Share Proposal is approved, the additional shares of CBSI Common Stock would be available for sale pursuant to public offerings, for use in acquisitions, for stock dividends, for issuance pursuant to stock options and other rights to purchase or receive shares and for any other purpose for which shares of common stock may be issued under the laws of the State of Michigan. Except for the shares to be issued pursuant to the Merger Agreement with Claremont, CBSI has no other immediate plans for the issuance of any of its authorized but unissued and unreserved shares of CBSI Common Stock.

     The CBSI Board believes that approval of the CBSI Share Proposal is in the best interest of CBSI's shareholders because it would help facilitate CBSI's business and financial goals and objectives.

     The authorization of additional shares of CBSI Common stock could make more difficult, and therefore discourage attempts, to acquire control of CBSI. The present ownership percentage of current shareholders may be diluted. The increase in the number of authorized shares is not part of a plan by CBSI to adopt a series of anti-takeover measures and CBSI has no present intentions to propose any anti-takeover measures in future proxy solicitations.

     The affirmative vote of a majority of the shares of CBSI Common Stock outstanding is necessary to approve the CBSI Share Proposal. Because the CBSI Share Proposal must receive the affirmative vote of a majority of the outstanding CBSI Common Stock, abstentions and broker non-votes will have the effect of a vote against the CBSI Share Proposal. Shares represented by proxies in the form enclosed, if properly executed and returned and not revoked, will be voted as specified, but where no specification is made, the shares will be voted in favor of the CBSI Share Proposal.

THE CBSI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF CBSI VOTE IN FAVOR OF THE CBSI SHARE PROPOSAL

                                    EXPERTS

     The consolidated financial statements of CBSI included in this Joint Proxy Statement/Prospectus for the years ended December 31, 1995, 1996 and 1997 have been audited by Arthur Andersen LLP, independent accountants. In their report, that firm states that with respect to certain mergers accounted for as a pooling of interest its opinion is based on the reports of other independent public accountants, namely Coopers & Lybrand L.L.P. and Deloitte & Touche LLP. The financial statements referred to above have been included herein in reliance upon the reports of those firms given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Claremont Technology Group, Inc. and subsidiaries as of June 30, 1996 and 1997 and for each of the years in the three-year period ended June 30, 1997 have been included in this Joint Proxy Statement/Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of CBSI Common Stock to be issued in connection with the Merger will be passed upon for CBSI by Butzel Long, Detroit, Michigan.

                   REPRESENTATIVES OF INDEPENDENT ACCOUNTANTS

     Representatives of Arthur Andersen LLP and KPMG Peat Marwick LLP expect to be present at the CBSI Special Meeting and the Claremont Special Meeting, respectively, to answer appropriate questions, and will be given the opportunity to make a statement if they so desire.

                             SHAREHOLDER PROPOSALS

     Shareholders of CBSI wishing to present proposals to the 1999 CBSI Annual Meeting must submit the proposal in writing so as to be received at the executive offices of CBSI prior to December 31, 1998. Such proposals must also meet the other requirements of the rules of the Commission relating to proposals of shareholders.

                       INDEX TO THE FINANCIAL STATEMENTS

                                                              PAGE
COMPLETE BUSINESS SOLUTIONS, INC.

  Audited Consolidated Financial Statements as of December
     31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997

  Reports of Independent Public Accountants.................   F-2

  Consolidated Balance Sheets...............................   F-5

  Consolidated Statements of Income.........................   F-6

  Consolidated Statements of Shareholders' Equity...........   F-7

  Consolidated Statements of Cash Flows.....................   F-8

  Notes to Consolidated Financial Statements................   F-9

  Unaudited Condensed Consolidated Financial Statements and
     related Notes thereto as of March 31, 1998 and December
     31, 1997 and for the three month periods ended March
     31, 1998 and 1997......................................  F-21

CLAREMONT TECHNOLOGY GROUP, INC.

  Audited Consolidated Financial Statements as of June 30,
     1997 and 1996, and for each of the three years in the period ended June 30, 1997

  Report of Independent Auditors............................  F-27

  Consolidated Balance Sheets...............................  F-28

  Consolidated Statements of Operations.....................  F-29

  Consolidated Statements of Shareholders' Equity...........  F-30

  Consolidated Statements of Cash Flows.....................  F-31

  Notes to Consolidated Financial Statements................  F-32

  Unaudited Condensed Consolidated Financial Statements and
     related Notes thereto as of March 31, 1998 and for the
     three and nine month periods ended March 31, 1998 and
     1997...................................................  F-44

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Complete Business Solutions, Inc.:

     We have audited the accompanying consolidated balance sheets of Complete Business Solutions, Inc. (a Michigan corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of c.w Costello & Associates, inc. and Synergy Software, Inc., companies that Complete Business Solutions, Inc. merged with during 1998 and 1997, respectively, in transactions accounted for as poolings of interests, as discussed in Note 1. Such statements are included in the related consolidated financial statements of Complete Business Solutions, Inc. and reflect total revenues and net income of 36% and (30%) in 1997, 38% and 56% in 1996, and 31% and 75% in 1995, respectively, and 15% and 31% of total assets in 1997 and 1996, respectively, of the consolidated totals. These statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for c.w Costello & Associates, inc. and Synergy Software, Inc., is based solely upon the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Complete Business Solutions, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Detroit, Michigan,
May 8, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Synergy Software, Inc.

     We have audited the balance sheet of Synergy Software, Inc., as of December 31, 1996 and the related statements of operations and retained earnings and cash flows for the years ended December 31, 1996 and 1995 not presented separately herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergy Software, Inc. as of December 31, 1996 and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.

                                                        COOPERS & LYBRAND L.L.P.

Chicago, Illinois
October 25, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders
c.w. Costello & Associates, inc.
Wethersfield, Connecticut

     We have audited the balance sheets of c.w. Costello & Associates, inc. (an "S" Corporation) (the "Company") as of December 31, 1997 and 1996, and the related statements of operations, shareholders' equity and of cash flows for each of the three years in the period ended December 31, 1997 not presented separately herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of c.w. Costello & Associates, inc. (an "S" Corporation) as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

     As discussed in Note 10 to those financial statements, on January 27, 1998, the Company merged with Complete Business Solutions, Inc.

                                                           DELOITTE & TOUCHE LLP

Hartford, Connecticut
February 9, 1998

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997          1996
                                                              (DOLLARS IN THOUSANDS)
                           ASSETS
Current assets:
     Cash and cash equivalents..............................  $ 57,458       $ 3,937
     Accounts receivable, net...............................    38,810        32,855
     Deferred taxes.........................................     2,131            --
     Prepaid expenses and other.............................     1,806         1,369
                                                              --------       -------
          Total current assets..............................   100,205        38,161
                                                              --------       -------
Property and equipment, net.................................     8,371         6,368
Goodwill, net...............................................     2,809            --
Other assets................................................       999         1,053
                                                              --------       -------
          Total assets......................................  $112,384       $45,582
                                                              ========       =======
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable.......................................  $  4,370       $ 3,457
     Accrued payroll and related costs......................    15,630         6,694
     Revolving credit facility..............................     3,380         9,435
     Other accrued liabilities..............................     6,493         2,946
     Distribution payable to shareholders...................     1,325           197
     Deferred revenue.......................................     1,075         1,124
                                                              --------       -------
          Total current liabilities.........................    32,273        23,853
                                                              --------       -------
Other liabilities...........................................       190           620
Minority interest...........................................        --         1,503
Commitments and contingencies
Shareholders' equity:
     Preferred stock, no par value, 1,000,000 shares
      authorized, none issued...............................        --            --
     Common stock, no par value, 30,000,000 shares
      authorized, 26,653,406 and 17,387,734 shares issued
      and outstanding as of December 31, 1997 and 1996,
      respectively (Note 15)
     Additional paid-in capital.............................    75,328         3,858
     Retained earnings......................................     7,779        18,072
     Stock subscriptions receivable.........................    (2,503)       (2,125)
     Cumulative translation adjustment......................      (683)         (199)
                                                              --------       -------
          Total shareholders' equity........................    79,921        19,606
                                                              --------       -------
          Total liabilities and shareholders' equity........  $112,384       $45,582
                                                              ========       =======

   The accompanying notes are an integral part of these consolidated balance sheets.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                                1997       1996      1995
                                                                  (IN THOUSANDS, EXCEPT
                                                                     PER SHARE DATA)
Revenues....................................................  $193,950   $135,307   $98,086
Cost of revenues:
     Salaries, wages and employee benefits..................   117,856     85,587    64,086
     Contractual services...................................    15,886      7,654     4,709
     Project travel and relocation..........................     8,038      5,156     4,338
     Depreciation and amortization..........................     1,174      1,453     1,178
                                                              --------   --------   -------
          Total cost of revenues............................   142,954     99,850    74,311
                                                              --------   --------   -------
          Gross profit......................................    50,996     35,457    23,775
Selling, general and administrative expenses................    40,385     28,194    19,573
Merger costs................................................     1,203         --        --
                                                              --------   --------   -------
          Income from operations............................     9,408      7,263     4,202
Other expense (income)......................................      (469)       765       738
                                                              --------   --------   -------
          Income before provision for income taxes and
            minority interest...............................     9,877      6,498     3,464
Provision for income taxes..................................     4,234        194       138
Minority interest...........................................        82        158       252
                                                              --------   --------   -------
          Net income........................................  $  5,561   $  6,146   $ 3,074
                                                              ========   ========   =======
Basic earnings per share --
  Weighted-average shares outstanding.......................    23,249     16,280    15,817
                                                              ========   ========   =======
  Basic earnings per share..................................  $   0.24   $   0.38   $  0.19
                                                              ========   ========   =======
Diluted earnings per share --
  Weighted-average shares outstanding.......................    23,249     16,280    15,817
  Dilutive effect of stock options..........................     1,210      2,096     1,544
                                                              --------   --------   -------
  Diluted weighted average shares outstanding...............    24,459     18,376    17,361
                                                              ========   ========   =======
  Diluted earnings per share................................  $   0.23   $   0.33   $  0.18
                                                              ========   ========   =======

                                                                  PRO FORMA INFORMATION
                                                              (UNAUDITED) (NOTE 15 AND 17)
Net income as reported......................................  $  5,561   $  6,146   $ 3,074
Pro forma incremental income tax provision (benefit)........      (764)     2,175       909
                                                              --------   --------   -------
Pro forma net income........................................  $  6,325   $  3,971   $ 2,165
                                                              ========   ========   =======
Basic earnings per share --
  Weighted-average shares outstanding.......................    23,517     17,894    17,429
                                                              --------   --------   -------
  Pro forma basic earnings per share........................  $   0.27   $   0.22   $  0.12
                                                              ========   ========   =======
Diluted earnings per share --
  Weighted-average shares outstanding.......................    23,517     17,894    17,429
  Dilutive effect of stock options..........................     1,210      2,096     1,544
                                                              --------   --------   -------
  Diluted weighted-average shares outstanding...............    24,727     19,990    18,973
                                                              --------   --------   -------
Pro forma diluted earnings per share........................  $   0.26   $   0.20   $  0.11
                                                              ========   ========   =======

  The accompanying notes are an integral part of these consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                     COMMON      ADDITIONAL                  STOCK       CUMULATIVE        TOTAL
                                     SHARES       PAID-IN     RETAINED   SUBSCRIPTIONS   TRANSLATION   SHAREHOLDERS'
                                   OUTSTANDING    CAPITAL     EARNINGS    RECEIVABLE     ADJUSTMENT       EQUITY
                                                                (DOLLARS IN THOUSANDS)
Balance -- December 31, 1994.....  15,581,058     $   326     $ 10,282      $    --         $  --        $ 10,608
  Net income.....................          --          --        3,074           --            --           3,074
  Distribution to shareholders...          --          --       (1,007)          --            --          (1,007)
  Stock dividends................     237,144          --           --           --            --              --
  Stock options exercised........      65,802         121           --           --            --             121
  Translation adjustment.........          --          --           --           --          (159)           (159)
                                   ----------     -------     --------      -------         -----        --------
Balance -- December 31, 1995.....  15,884,004         447       12,349           --          (159)         12,637
  Net income.....................          --          --        6,146           --            --           6,146
  Translation adjustment.........          --          --           --           --           (40)            (40)
  Distribution to shareholders...          --          --         (423)          --            --            (423)
  Capital contribution...........          --       1,100           --           --            --           1,100
  Stock dividends................     404,623          --           --           --            --              --
  Stock options exercised........   1,099,107       2,311           --       (2,125)           --             186
                                   ----------     -------     --------      -------         -----        --------
Balance -- December 31, 1996.....  17,387,734       3,858       18,072       (2,125)         (199)         19,606
  Net income.....................          --          --        5,561           --            --           5,561
  Translation adjustment.........          --          --           --           --          (407)           (407)
  Stock options exercised........     660,408       1,603           --         (685)           --             918
  Repayment of stock
    subscriptions receivable.....          --          --           --          307            --             307
  Conversion of minority
    shareholder..................   1,105,264       4,593           --           --           (77)          4,516
  Issuances of common stock,
    net..........................   7,500,000      61,640           --           --            --          61,640
  Distributions to
    shareholders.................          --          --      (12,220)          --            --         (12,220)
  Recapitalizations..............          --       3,634       (3,634)          --            --              --
                                   ----------     -------     --------      -------         -----        --------
Balance -- December 31, 1997.....  26,653,406     $75,328     $  7,779      $(2,503)        $(683)       $ 79,921
                                   ==========     =======     ========      =======         =====        ========

  The accompanying notes are an integral part of these consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                                ------------------------------
                                                                  1997       1996       1995
                                                                    (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
Net income..................................................    $  5,561    $ 6,146    $ 3,074
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization..........................       2,749      2,467      1,925
     Provision for doubtful accounts........................         828        483        145
     Minority interest......................................          82        158        252
     Provision for deferred taxes...........................      (2,734)        85        112
     Equity in loss of investee and other...................         279        110         --
     Stock option expense...................................         236         --         --
     Change in assets and liabilities:
       Accounts receivable..................................      (6,698)    (9,489)    (6,039)
       Prepaid expenses and other current assets............        (760)      (466)      (259)
       Other assets.........................................         (54)        12         (4)
       Accounts payable.....................................         872      1,521        629
       Accrued payroll and related costs and other
          liabilities.......................................      13,488      2,590        986
       Deferred revenue.....................................        (402)        80        312
                                                                --------    -------    -------
            Net cash provided by operating activities.......      13,447      3,697      1,133
                                                                --------    -------    -------
Cash flows from investing activities:
  Investment in property, equipment and other...............      (4,291)    (4,613)    (1,972)
  Investment in affiliate...................................        (405)      (195)        --
  Net repayments on notes receivable -- shareholder.........        (107)      (165)       387
                                                                --------    -------    -------
            Net cash used in investing activities...........      (4,803)    (4,973)    (1,585)
                                                                --------    -------    -------
Cash flows from financing activities:
  Net borrowings (payments) on revolving credit facility....      (6,055)     2,455      1,070
  Payments on long-term debt................................        (791)      (531)      (638)
  Proceeds from issuance of long-term debt..................          --        356        828
  Net proceeds from issuances of common stock...............      62,072        213         60
  S corporation distributions and other, net................     (10,304)      (423)    (1,005)
  Proceeds from sale of stock in subsidiary, net............          --      3,500         --
  Repurchase of stock in subsidiary.........................          --     (2,708)        --
  Capital contribution......................................          --      1,100         --
                                                                --------    -------    -------
            Net cash provided by financing activities.......      44,922      3,962        315
                                                                --------    -------    -------
Effect of exchange rate changes on cash.....................         (45)       (12)       (38)
                                                                --------    -------    -------
Increase (decrease) in cash and cash equivalents............      53,521      2,674       (175)
Cash and cash equivalents at beginning of period............       3,937      1,263      1,438
                                                                --------    -------    -------
Cash and cash equivalents at end of period..................    $ 57,458    $ 3,937    $ 1,263
                                                                ========    =======    =======
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest...............................................    $    840    $   751    $   757
     Income taxes...........................................    $  5,529    $   135    $    17

  The accompanying notes are an integral part of these consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Operations

     Complete Business Solutions, Inc. (CBSI) was founded in 1985. CBSI and its subsidiaries (the Company) is a worldwide provider of information technology
(IT) services to large and mid-size organizations. The Company offers its clients a broad range of IT services, from advising clients on strategic technology plans to developing and implementing appropriate IT solutions.

     Principles of Consolidation and Organization

     The consolidated financial statements include the accounts of CBSI and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

     On January 27, 1998, a subsidiary of CBSI closed an Agreement and Plan of Merger with c.w. Costello & Associates, inc. (Costello), a privately held Delaware corporation. The Merger with Costello was accounted for by the pooling of interests method of accounting, and accordingly, the accompanying consolidated balance sheets and statements of income, cash flows, and shareholders' equity have been retroactively restated.

     On November 20, 1997 a subsidiary of CBSI closed an Agreement and Plan of Merger with Synergy Software, Inc., (Synergy) a privately held Illinois corporation. The merger with Synergy was accounted for by the pooling of interests method of accounting, and accordingly, the accompanying consolidated balance sheets and statements of income, cash flows, and shareholders' equity have been retroactively restated.

     Through July 1996, CBSI held a 76% interest in Complete Business Solutions (India) Private Limited (CBS India) with the remaining 24% interest held by an entity affiliated with CBSI's shareholder (affiliated entity). In July 1996, CBSI formed CBS Complete Business Solutions (Mauritius) Limited (CBS Mauritius) and CBSI and the affiliated entity each contributed its ownership interest in CBS India for a similar interest in CBS Mauritius.

     In July 1996, CBS Mauritius sold an ownership interest to an unrelated entity for approximately $3,500, net of transaction costs. Simultaneously, CBS Mauritius repurchased its stock held by the affiliated entity for approximately $2,708 and CBSI made a capital contribution of $1,708 to CBS Mauritius. The net loss on this transaction was not material. As of December 31, 1996, CBSI owned 72% and the unrelated entity owned 28% of CBS Mauritius, which owned 100% of CBS India.

     As authorized in the CBS Mauritius Shareholders agreement and in connection with the initial public offering of CBSI's Common Stock, the 28% shareholder of CBS Mauritius converted its ownership interest in CBS Mauritius into 1,105,264 shares of CBSI's Common Stock. The acquisition of the minority shares was accounted for under the purchase method of accounting. The excess of the aggregate purchase price over the fair value of the net assets acquired has been recognized as goodwill of approximately $2,931 in the consolidated balance sheets and is being amortized over 20 years. The impact of this transaction on prior years was not significant, therefore pro forma information has not been provided.

     Foreign Currency

     For significant foreign operations, the local currencies have been designated as the functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using exchange rates in effect at year end for assets and liabilities and at the average exchange rate during the year for revenues and expenses. The resulting foreign currency translation adjustment is reflected as a separate component of shareholders' equity as of December 31, 1997 and 1996.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Transaction gains and losses, which were not significant in the years presented, are reflected in the consolidated statements of income.

     Cash and Cash Equivalents

     Cash and cash equivalents include investments in highly liquid money market funds with an initial maturity of three months or less.

     Financial Instruments

     The fair values and carrying amounts of certain of the Company's financial instruments, primarily accounts receivable and payable, are approximately equivalent.

     The carrying amount of the revolving credit facility approximates fair value due primarily to the variable rate of interest on this credit facility.

     Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the expected life of the asset or term of the lease, whichever is shorter.

     Revenue Recognition

     The Company recognizes professional service fee revenue on time-and-materials contracts as the services are performed. Revenues on fixed-priced contracts are recognized using the percentage of completion method. Percentage of completion is determined by relating the actual cost of work performed to date to the estimated total cost for each contract. If the estimate indicates a loss on a particular contract, a provision is made for the entire estimated loss without reference to the percentage of completion. Retainages, which are not material for any of the years presented, are included in accounts receivable in the accompanying consolidated balance sheets. The Company does not have significant contracts whose original duration is in excess of twelve months.

     Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications

     Certain reclassifications have been made to the 1996 and 1995 consolidated financial statements to conform with the 1997 presentation.

2. COMMON STOCK OFFERINGS

     In March 1997, CBSI completed its initial public offering of 5,000,000 shares of its Common Stock at a price of $6 per share. This offering consisted of 4,600,000 shares of newly issued Common Stock and 400,000 shares sold by a selling shareholder. After underwriting discounts, commissions and other issuance costs, net proceeds to the Company from this offering were approximately $23,600. The net proceeds from this offering were used to repay outstanding debt, payment of a portion of previously undistributed S corporation earnings, and expansion of existing Company operations. The balance of these proceeds have been invested and will be used for general corporate purposes, including working capital needs.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In August 1997, CBSI completed a secondary offering of 5,200,000 shares of its Common Stock at a price of $14 1/8 per share. This offering consisted of 2,900,000 shares of newly issued Common Stock and 2,300,000 shares sold by selling shareholders. After underwriting discounts, commissions and other issuance costs, net proceeds to the Company from this offering were approximately $38,000. The net proceeds from this secondary offering have been invested and will be used for further expansion of Company operations; development of new service lines and possible acquisition of related businesses; and general corporate purposes, including working capital needs.

3. MERGERS

     On September 30, 1997, CBSI filed with the Securities and Exchange Commission a Registration Statement on Form S-4 covering 10,000,000 shares of Common Stock to be issued in conjunction with the future mergers or acquisition of assets, businesses or securities.

     On November 20, 1997, a subsidiary of CBSI closed a merger agreement with Synergy. The merger agreement provided for all of the outstanding Synergy common stock to be exchanged for 1,390,894 shares of CBSI's common stock. See Note 10.

     Unaudited summarized results of operations and other changes in shareholders' equity of the previously separate entities for the nine month period ended September 30, 1997 are as follows:

                                                           COMPLETE BUSINESS      SYNERGY
                                                            SOLUTIONS, INC.    SOFTWARE, INC.
Revenues.................................................       $80,309            $9,252
                                                                =======            ======
Gross profit.............................................       $22,170            $2,643
                                                                =======            ======
Income from operations...................................       $ 7,629            $  977
                                                                =======            ======
Net income...............................................       $ 5,085            $  777
                                                                =======            ======
Other significant changes to shareholders equity --
  S Corporation distributions and other..................       $10,500            $  395
                                                                =======            ======

     On January 27, 1998, a subsidiary of CBSI closed a merger agreement with Costello. This merger agreement provided for all of the outstanding Costello common stock to be exchanged for 3,363,090 shares of CBSI's common stock. See
Note 10.

     Audited summarized results of operations and other changes in shareholders' equity of the previously separate entities for the year ended December 31, 1997 are as follows:

                                                          COMPLETE BUSINESS   C.W. COSTELLO &
                                                           SOLUTIONS, INC.    ASSOCIATES, INC.
Revenues................................................      $123,775            $70,175
                                                              ========            =======
Gross profit............................................      $ 34,175            $16,821
                                                              ========            =======
Income (loss) from operations...........................      $ 10,442            $(1,034)
                                                              ========            =======
Net income (loss).......................................      $  7,501            $(1,940)
                                                              ========            =======
Other significant changes to shareholders equity --
  S Corporation distributions and other.................      $ 12,220            $    --
                                                              ========            =======

     Accounting policies of CBSI, Synergy and Costello were substantially the same, and all entities reported results of operations on a calendar year basis. There were no significant intercompany transactions requiring elimination in any period presented.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. ACCOUNTS RECEIVABLE AND CREDIT RISK

     The allowance for doubtful accounts is as follows:

                                                              1997    1996    1995
Balance -- beginning of period..............................  $ 594   $ 233   $149
Provision...................................................    828     483    145
Charge-offs.................................................   (437)   (122)   (61)
                                                              -----   -----   ----
Balance -- end of period....................................  $ 985   $ 594   $233
                                                              =====   =====   ====

     The Company grants credit to clients based upon management's assessment of their creditworthiness. Substantially all of the Company's revenues (and the resulting accounts receivable) are from large and mid-size companies, major systems integrators and governmental agencies. Over 80%, of total revenues in each year for the years ended December 31, 1997, 1996 and 1995, respectively, were generated from existing clients from the previous fiscal year.

5. PROPERTY AND EQUIPMENT

     As of December 31, 1997 and 1996, property and equipment consisted of the following:

                                                             DECEMBER 31,      ESTIMATED
                                                           -----------------     USEFUL
                                                            1997      1996       LIVES
Equipment and purchased software.........................  $11,660   $ 8,702   3-5 years
Buildings................................................    1,044       986    31 years
Furniture and fixtures...................................    1,997     1,296   5-7 years
Leasehold improvements...................................      860       558   5-7 years
Automobiles..............................................      429       221     5 years
                                                           -------   -------
                                                            15,990    11,763
Accumulated depreciation.................................   (7,619)   (5,395)
                                                           -------   -------
Property and equipment, net..............................  $ 8,371   $ 6,368
                                                           =======   =======

6. RELATED PARTY TRANSACTIONS

     CBSI entered into two note arrangements aggregating $660 with a shareholder with a weighted average interest rate of approximately 6%. The amount outstanding on the notes was $574 as of December 31, 1994. These notes were repaid during 1995.

     During 1995, CBSI made non-interest bearing advances totaling $177, respectively, to a shareholder. The outstanding advances were repaid in 1995. In 1996, CBSI made non-interest bearing advances of $46 to the same shareholder for his personal use. The outstanding advances were repaid by the shareholder in December, 1996.

     During 1995, 1996 and 1997, Costello made interest bearing loans to an affiliate of a shareholder for the purchase of real estate, of $71, $25 and $98, respectively. As of December 31, 1997 and 1996, $261 and $163, respectively, of these loans were outstanding. In connection with these loans, Costello guaranteed the related real estate mortgage obligation of approximately $270 as of December 31, 1997 and 1996. Costello leased this real estate from the affiliate for various marketing and administrative purposes. During 1997, 1996 and 1995, Costello incurred rent expense of $150, $102 and $36, respectively. These leases were cancelled during 1998.

     During 1995, 1996 and 1997, Costello made non-interest bearing loans to a shareholder of $44, $39 and $22, respectively. As of December 31, 1997 and 1996, $105 of these loans were outstanding.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During 1996, CBS India loaned approximately $100 to a related party. This loan was short-term and payable on demand. This loan and accrued interest were repaid during 1997.

     During 1996, a shareholder loaned $608 to CBSI in exchange for a note. The note was short-term and bore interest at 8.25%. This note and accrued interest of $23 were repaid in December 1996.

     CBSI provided services to a client whose principal shareholder was a former director of the Company. The Company earned approximately $129, $216 and $111 for these services in 1997, 1996 and 1995, respectively.

     CBSI incurred approximately $478 and $182 for the years ended December 31, 1997 and 1996, respectively, for consulting services provided by an affiliate of an outside director. No consulting services were provided to the Company by the director's affiliate during 1995.

     In August 1997, in connection with CBSI's secondary offering, a related party paid the Company approximately $300 as required under Section 16(b) of the Exchange Act of 1934. This amount has been included in additional paid-in capital in the accompanying consolidated balance sheets.

     The above transactions were at prices and terms believed to be equivalent to those available from unrelated parties.

     See Note 1 for additional related party disclosures.

7. REVOLVING CREDIT FACILITY

     Under a credit arrangement with a commercial bank, the Company may borrow an amount not to exceed $21,000 at the bank's prime interest rate, or Libor plus 1.5%. The borrowings under the facility are short-term, payable on demand and are secured by trade accounts receivable and equipment of the Company. The balance outstanding under this agreement at December 31, 1997 and 1996 was $0 and $5,400, respectively. The weighted average interest rate on the outstanding borrowings was 7.7% at December 31, 1996. The credit agreement contains various restrictive covenants which, among other items, require the Company to maintain certain levels of tangible net worth, a debt to earnings ratio, and a funded debt to capitalization ratio.

     As of December 31, 1997, Costello had a line of credit arrangement with a commercial bank which included a base borrowing line of $11,000 and a special advance of $1,500. The line was secured by substantially all of the assets of Costello and bore interest at the bank's prime rate. The balance outstanding under this arrangement at December 31, 1997 was $3,380. The weighted average interest rate on the outstanding borrowings was 8.5% at December 31, 1997. In conjunction with the merger, the outstanding balance on this line of credit arrangement was repaid.

     As of December 31, 1996, Costello had a $5,000 line of credit arrangement with a commercial bank. This line was secured by substantially all of the assets of Costello and bore interest at the bank's prime rate. The balance outstanding under this arrangement at December 31, 1996 was $4,035. The weighted average interest rate on the outstanding borrowings was 8.25% at December 31, 1996. The outstanding balance on this line of credit was repaid during 1997.

8. SELF-INSURANCE

     CBSI and Costello are self-insured for health and dental benefits up to $80 and $75, respectively, per occurrence. Insurance coverage is carried for risks in excess of this amount. CBSI and Costello, combined, recognized health and dental benefits expense of approximately $4,582, $3,247 and $2,428 for the years ended December 31, 1997, 1996 and 1995, respectively. Estimated claims incurred but not reported were $945 and $300 as of December 31, 1997 and 1996, respectively, and are included in other accrued liabilities in the accompanying consolidated balance sheets.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. LEASES

     The Company leases its headquarters, regional offices, equipment and certain automobiles under noncancelable, long-term operating leases.

     Rent expense for the years ended December 31, 1997, 1996 and 1995 amounted to approximately $2,826, $1,771, and $1,428, respectively. The future minimum lease payments required under these operating leases for the years ending December 31, are as follows:

1998........................................................  $ 2,577
1999........................................................    2,491
2000........................................................    2,281
2001........................................................    2,028
2002........................................................    1,442
Thereafter..................................................      529
                                                              -------
                                                              $11,348
                                                              =======

10. STOCK OPTIONS

     CBSI maintains a Stock Option Plan (the Plan). Under the Plan, eligible employees and directors may be granted either Incentive Stock Options (ISOs) or Non-Incentive Stock Options (NISOs) at the discretion of the Compensation Committee of the Board of Directors. There are 3,247,454 shares of Common Stock authorized for grant under the Plan. Options under the Plan are granted at fair value on the date of grant. The options vest over periods determined by the Compensation Committee of the Company's Board of Directors. As a result of the merger with Synergy, as discussed in Note 3, outstanding Synergy stock options totalling 646,462 as of November 20, 1997 were converted into 418,210 options of CBSI based on the exchange rate provided in the merger agreement. These options retained their original terms and vesting periods. During 1997, Synergy recognized approximately $236 of compensation expense related to these stock options. As a result of the merger with Costello, as discussed in Note 3, outstanding Costello stock options totalling 16,000 as of January 27, 1998 were converted into 56,909 options of CBSI based on the exchange rate provided in the merger agreement. These options retained their original terms and vesting periods.

     The Plan agreements provide for the option holder to exercise the options in exchange for cash, or a promissory note payable to the Company over a period of at least five years for NISOs and at least two years for ISOs. These notes are full recourse and bear interest at the prime rate of interest determined at the date of exercise. Interest on the loans is payable every six months.

     The Company has elected to provide the pro forma disclosures, as permitted under the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation ("SFAS No. 123")". Accordingly, no additional compensation expense has been recognized for the Plan within the accompanying consolidated statements of income. Had compensation expense for the Plan been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's pro forma net income and pro forma net income per common share would have been reduced to the amounts indicated below:

                                                               1997     1996     1995
Net income --
  As reported...............................................  $5,561   $6,146   $3,074
  SFAS No. 123 pro forma....................................  $4,448   $5,491   $2,913
Pro forma diluted earnings per share --
  As reported...............................................  $ 0.23   $ 0.33   $ 0.18
  SFAS No. 123 pro forma....................................  $ 0.18   $ 0.30   $ 0.17

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of option activity, restated to give effect to the Synergy and Costello mergers, follows:

                                   OPTIONS OUTSTANDING
                              ------------------------------                   WEIGHTED AVERAGE
                                            WEIGHTED AVERAGE      OPTIONS       FAIR VALUE OF
                                SHARES       EXERCISE PRICE     EXERCISABLE    OPTIONS GRANTED
BALANCE, DECEMBER 31,
  1995....................     1,843,122         $ 1.79           273,494
                                                                  =======
Options granted...........       610,488           4.10                             $0.56
                                                                                    =====
Options exercised.........    (1,099,107)          2.08
                              ----------
BALANCE, DECEMBER 31,
  1996....................     1,354,503           2.60           335,343
                              ----------                          =======
Options granted...........     1,671,536          10.06                             $5.32
                                                                                    =====
Options exercised.........      (559,681)          1.82
Options cancelled.........      (130,713)          5.51
                              ----------
BALANCE, DECEMBER 31,
  1997....................     2,335,645         $ 7.96           361,885
                              ==========         ======           =======

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the 1997, 1996 and 1995 grants: risk-free rate of interest of 6.7%, 7.0% and 6.2%, respectively; dividend yield of 0%; and expected lives of 3 to 4 years. A volatility factor of .67 was used in 1997.

     A summary of options outstanding, adjusted to give effect to the Synergy and Costello mergers, at December 31, 1997, follows:

                                               OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                                    -----------------------------------------    --------------------------------------
                                                       WEIGHTED
                                        NUMBER          AVERAGE      WEIGHTED           NUMBER
                                    OUTSTANDING AT     REMAINING     AVERAGE        EXERCISABLE OF          WEIGHTED
            RANGE OF                 DECEMBER 31,     CONTRACTUAL    EXERCISE        DECEMBER 31,           AVERAGE
         EXERCISE PRICE                  1997            LIFE         PRICE              1997            EXERCISE PRICE
$  .01 -  2.11..................       539,991            8.0         $ 1.62           319,427               $1.57
$ 4.21 -  9.19..................       821,654            9.0         $ 5.36            42,458               $5.04
$13.25 - 17.00..................       974,000            9.7         $13.62                --                  --

11. BENEFIT PLAN

     CBSI maintains the Complete Business Solutions, Inc. Incentive Savings Plan and Trust (the 401(k) plan). All employees of CBSI are eligible to participate in the 401(k) plan once they have completed one year of service and have attained age 21.

     The 401(k) plan is a defined contribution plan, qualified as a profit sharing plan under Section 401(k) of the Internal Revenue Code. The 401(k) plan allows eligible employees to contribute up to 18% of their compensation with CBSI matching a percentage of the contributions. For the years ended December 31, 1997, 1996 and 1995, CBSI matched 40% of the employees' contribution up to a maximum of 2.4% of the employees' compensation.

     Matching contributions made by CBSI amounted to approximately $489, $406 and $301 for the years ended December 31, 1997, 1996 and 1995, respectively. CBSI may also make an additional contribution, at its discretion, to the 401(k) plan. No such additional contributions have been made to date.

     Synergy maintained a defined contribution 401(k) plan for substantially all of its employees during the years ended December 31, 1997, 1996 and 1995. Under the plan, eligible employees could elect to contribute up to 15% of their base compensation. Synergy contributed an additional 25% of the employees' contributions up to 1% of the employees' aggregate base compensation. Synergy contributions to this plan amounted to $34,

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$26 and $16 for the years ended December 31, 1997, 1996 and 1995, respectively. Effective January 1, 1998, Synergy employees became eligible to participate in CBSI's 401(k) plan.

     Costello maintained a retirement savings plan covering substantially all of its employees during the years ended December 31, 1997, 1996 and 1995. Under the plan, participants could elect to make 401(k) tax-deferred contributions from their pay. Costello's contribution to this plan was discretionary. During the years ended December 31, 1997, 1996 and 1995, Costello made profit-sharing contributions to this plan of approximately $420, $369 and $270, respectively. Effective February 23, 1998, Costello employees became eligible to participate in CBSI's 401(k) plan.

     The Company maintains various employee retention programs, including bonus and deferred compensation. The expense related to these programs is recognized as the compensation is earned.

12. INCOME TAXES

     Prior to CBSI's initial public offering and the date of the merger with Synergy, the shareholders of the respective companies had elected, under the provisions of Subchapter S of the United States Internal Revenue Code, to have income and related tax benefits of the company included in the taxable income of the shareholders. As a result, no provision for U.S. federal income taxes and only certain state income taxes have been included in the consolidated statements of income prior to CBSI's initial public offering and the dates of the mergers with Synergy.

     Upon termination of the Subchapter S elections, future income of the Company is subject to federal and state income taxes at the corporate level. Accordingly, the application of the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," resulted in the recognition of deferred tax assets and liabilities, and a corresponding charge to the provision for income taxes of approximately $920 during 1997.

     Subsequent to the terminations, the Company has provided federal and state income taxes in the consolidated statements of income based on the effective tax rate for fiscal year 1997. The unaudited pro forma net income in the consolidated statements of income reflects applicable pro forma adjustments to the provision for income taxes to reflect net income as if the Subchapter S elections had been revoked prior to January 1, 1996.

     CBS Mauritius is incorporated in Mauritius and is not subject to income taxes. CBS India is an Indian corporation subject to income taxes and receives certain exemptions from Indian income taxes under free trade zone and software exporters provisions of Indian tax law. CBS-India's tax provision has been included in the consolidated statements of income as part of the provision for income taxes. The Company considers all undistributed earnings of its foreign subsidiaries to be permanently invested. Therefore, no United States income taxes have been provided on these earnings.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The provision (benefit) for income taxes consists of:

                                                                 1997
Federal:
  Current...................................................    $ 6,584
  Deferred..................................................     (2,674)
                                                                -------
                                                                  3,910
                                                                -------
State:
  Current...................................................        385
  Deferred..................................................        (61)
                                                                -------
                                                                    324
                                                                -------
     Total provision........................................    $ 4,234
                                                                =======

     The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes follow:

                                                                  1997
Federal statutory rate......................................      35.0%
Effect of:
  Tax rate differences on foreign earnings not subject to
     U.S. tax...............................................      (7.2)
  Other, net................................................       4.8%
                                                                  ----
                                                                  32.6%
  S Corporation termination.................................       9.3
  S Corporation earnings....................................       1.0
                                                                  ----
                                                                  42.9%
                                                                  ====

     The components of net deferred income taxes include the tax effect of temporary differences arising from deferred revenue, employee benefits, computer software and other non-deductible accruals.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13. GEOGRAPHIC OPERATIONS INFORMATION

     The following table summarizes selected financial information of the Company's operations by geographic location:

                                                               YEAR ENDED DECEMBER 31,
                                                           -------------------------------
                                                             1997        1996       1995
Revenues --
  United States........................................    $191,126    $134,339    $96,593
  India................................................      13,644       4,994      3,390
  Other international..................................       1,027         755      1,196
  Intersegment.........................................     (11,847)     (4,781)    (3,093)
                                                           --------    --------    -------
     Total.............................................    $193,950    $135,307    $98,086
                                                           ========    ========    =======
Income From Operations --
  United States........................................    $  5,876    $  6,226    $ 3,476
  India................................................       3,445         999        678
  Other international..................................          87          38         48
                                                           --------    --------    -------
     Total.............................................    $  9,408    $  7,263    $ 4,202
                                                           ========    ========    =======
Identifiable Assets --
  United States........................................    $100,983    $ 38,162    $29,501
  India................................................       6,697       3,966      1,320
  Other international..................................       4,704       3,454        496
                                                           --------    --------    -------
     Total.............................................    $112,384    $ 45,582    $31,317
                                                           ========    ========    =======

14. COMMITMENTS, CONTINGENCIES AND POTENTIAL LIABILITY TO CLIENTS

     The Company has received a third-party complaint filed against it and other parties on February 3, 1997, by Network Six, Inc. ("NSI") in the Circuit Court of the First Circuit for the State of Hawaii. The third-party claims are asserted in an action that the State of Hawaii has brought against NSI. The Company has also received an answer and counterclaim, dated January 31, 1997, served by NSI in an action brought by the Company against NSI in the Superior Court of the State of Rhode Island. The Company acted as a subcontractor to NSI in connection with the development of software for the State of Hawaii. Additionally, NSI and the Company were parties to a letter of intent, now terminated, for the purpose of exploring a business combination or merger. The Company's suit against NSI in Rhode Island, as well as the State of Hawaii's suit against NSI in Hawaii, arise from the Hawaii software project.

     The allegations of NSI's third-party complaint in the Hawaii action and NSI's counterclaim in the Rhode Island action are substantively identical. NSI alleges that the Company wrongfully used information gained in connection with the letter of intent to attempt to gain control of the State of Hawaii project, interfered with NSI's relationship with the State of Hawaii, employed or solicited the employment of NSI employees in violation of contract, and otherwise breached contractual or other obligations to NSI. NSI seeks damages of approximately $481 from the Company for services and personnel allegedly provided to it by NSI, damages of $60,000 predicated on a decline in the market value of NSI's publicly-traded stock, and other unspecified losses. On May 30, 1997, the Circuit Court of the First Circuit for the State of Hawaii granted the Company's motion to dismiss claims asserting bad faith breach of contract with prejudice, and conspiracy without prejudice.

     The Company believes that it has not breached any contractual or other obligation to NSI as alleged either in the third-party complaint or the counterclaim, and that it possesses meritorious defenses or set-offs to all of NSI's claims. The Company does not believe that NSI's actions will result in material liability to it, or

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

that they will have a material adverse effect on its financial condition, business, or operations, and intends to vigorously contest the claims asserted in both actions.

     The Company is also, from time to time, a party to ordinary, routine litigation incidental to the Company's business. After discussion with its legal counsel, the Company does not believe that the ultimate resolution of any other existing matter will have a material adverse effect on its financial condition, results of operations or cash flows.

     In addition, many of the Company's engagements, including Year 2000 projects, involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. The Company attempts to contractually limit its liability for damages arising from errors, mistakes, omissions or negligent acts in rendering its services.

15. STOCK DIVIDEND

     On February 18, 1998, the Board of Directors declared a two-for-one split of the Company's common stock, effected in the form of a stock dividend payable on March 19, 1998 to shareholders of record on March 5, 1998. All agreements concerning stock options provide for the issuance of additional shares due to the declaration of the stock split. All references to number of shares, except shares authorized, the number of options and to per share information in the consolidated financial statements and related notes have been adjusted to reflect the stock split on a retroactive basis.

     On December 30, 1995, Costello declared a two for 1 stock split payable to shareholders of record as of December 31, 1995. All references to number of shares, the number of options and to per share information in the consolidated financial statements and related notes have been adjusted to reflect the stock split on a retroactive basis.

     Costello declared 15% and 10% stock dividends on December 31, 1996 and 1995, respectively.

16. SUBSEQUENT EVENT

     On April 8, 1998, the Company signed an Agreement and Plan of Merger with Claremont Technology Group, Inc., a publicly held Oregon Corporation. The merger, which is subject to shareholder approval, will be accounted for by the pooling of interest method of accounting.

17. SUPPLEMENTAL QUARTERLY INFORMATION (UNAUDITED)

     The following quarterly information is unaudited and has been restated to give effect to the Synergy and Costello mergers (in thousands, except per share amounts).

1997                                                                  QUARTER ENDED
----                                                 -----------------------------------------------
                                                     MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
Revenues...........................................  $41,469    $46,850     $51,174        $54,457
Gross profit.......................................   11,098     12,826      14,919         12,153
Income (loss) from operations......................    2,547      3,011       4,346           (496)
Net income (loss)..................................    1,238      2,051       3,142           (870)
Net income (loss) per weighted-average share.......  $  0.06    $  0.09     $  0.12        $ (0.03)
Pro forma net income (loss)........................    1,553      1,944       2,877            (49)
Pro forma diluted earnings per share...............  $  0.07    $  0.08     $  0.11        $    --

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1996                                                                  QUARTER ENDED
----                                                 -----------------------------------------------
                                                     MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
Revenues...........................................  $29,509    $32,439     $35,045        $38,314
Gross profit.......................................    8,098      8,610       8,980          9,769
Income from operations.............................    1,905      1,922       1,855          1,581
Net income.........................................    1,646      1,587       1,545          1,368
Net income per weighted-average share..............  $  0.09    $  0.09     $  0.08        $  0.07
Pro forma net income...............................    1,049        987         969            966
Pro forma diluted earnings per share...............  $  0.05    $  0.05     $  0.05        $  0.05

18. PRO FORMA EARNINGS PER COMMON SHARE (UNAUDITED)

     Pro Forma Statement of Income Information

     The pro forma adjustments for the incremental income tax provision included in the accompanying consolidated statements of income reflects the additional provision for Federal and state income taxes at the effective income tax rate as if the Company's Subchapter S elections had been revoked prior to January 1, 1995 and the Company had been taxed as a C corporation and no foreign tax holidays had been granted during the periods presented. The differences between the United States Federal statutory rate and the consolidated effective rate are as follows:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                              1997      1996      1995
Statutory Federal income tax rate...........................  35.0%     34.0%      34.0%
State income taxes, net of Federal tax effect...............   2.0       3.0        3.0
Tax rate differences on foreign earnings not subject to U.S.
  tax.......................................................  (8.7)     (3.3)     (10.3)
Non-deductible merger costs.................................   3.1        --         --
Equity in loss of investee..................................   0.9       0.6         --
Other.......................................................   3.1       3.1        5.9
                                                              ----      ----      -----
                                                              35.4%     37.4%      32.6%
                                                              ====      ====      =====

     The Company considers all undistributed earnings of foreign subsidiaries to be permanently invested. Therefore, no United States income taxes have been provided on these earnings.

     Pro forma weighted average shares outstanding is based on the following:
(i) the weighted average number of shares of Common Stock outstanding; (ii) the dilutive effect of outstanding Common Stock equivalents; (iii) the stock options and convertible shares issued during the twelve months immediately preceding the offering date (using the treasury stock method and the proposed initial public offering price per share) for all periods presented; and (iv) the sale of a sufficient number of shares of the Company's common stock necessary to provide funds to pay the cash portion of the S corporation distribution.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                MARCH 31,    DECEMBER 31,
                                                                  1998           1997
                                                                ---------    ------------
                                                                 (DOLLARS IN THOUSANDS)
                                                                       (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 49,674       $ 57,458
  Accounts receivable, net..................................      45,858         38,574
  Prepaid expenses and other................................       2,139          2,042
                                                                --------       --------
     Total current assets...................................      97,671         98,074
                                                                --------       --------
Property and equipment, net.................................       9,393          8,371
Goodwill, net...............................................       2,772          2,809
Other assets................................................       1,170            999
                                                                --------       --------
     Total assets...........................................    $111,006       $110,253
                                                                ========       ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $  6,863       $  4,370
  Accrued payroll and related costs.........................      14,629         15,630
  Revolving credit facility.................................          --          3,380
  Distribution payable to shareholders......................       1,458          1,325
  Current portion of deferred revenue.......................       1,810          1,075
  Other accrued liabilities.................................       5,727          4,362
                                                                --------       --------
     Total current liabilities..............................      30,487         30,142
                                                                --------       --------
Other liabilities...........................................         165            190
Commitments and contingencies
Shareholders' equity:
  Preferred stock, no par value, 1,000,000 shares
     authorized, none issued................................          --             --
  Common stock, no par value, 30,000,000 shares authorized,
     27,014,720 and 26,653,406 shares issued and outstanding
     as of March 31, 1998 and December 31, 1997,
     respectively...........................................          --             --
  Additional paid-in capital................................      74,180         75,328
  Retained earnings.........................................      10,131          7,779
  Stock subscriptions receivable............................      (3,249)        (2,503)
  Cumulative translation adjustment.........................        (708)          (683)
                                                                --------       --------
     Total shareholders' equity.............................      80,354         79,921
                                                                --------       --------
     Total liabilities and shareholders' equity.............    $111,006       $110,253
                                                                ========       ========

  The accompanying notes are an integral part of these condensed consolidated balance sheets.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                                ----------------------
                                                                 1998         1997
                                                                (IN THOUSANDS, EXCEPT
                                                                   PER SHARE DATA)
                                                                     (UNAUDITED)
Revenues....................................................    $60,537      $41,469
Cost of revenues:
  Salaries, wages and employee benefits.....................     33,560       25,642
  Contractual services......................................      5,763        2,944
  Project travel and relocation.............................      2,704        1,421
  Depreciation and amortization.............................        318          364
                                                                -------      -------
          Total cost of revenues............................     42,345       30,371
                                                                -------      -------
          Gross profit......................................     18,192       11,098
Selling, general and administrative expenses................     11,990        8,551
Merger Costs................................................      3,421           --
                                                                -------      -------
          Income from operations............................      2,781        2,547
Other expense (income)......................................       (538)          92
                                                                -------      -------
          Income before provision for income taxes and
           minority interest................................      3,319        2,455
Provision for income taxes..................................      3,048        1,135
Minority interest...........................................         --           82
                                                                -------      -------
          Net income........................................    $   271      $ 1,238
                                                                =======      =======
Basic earnings per share --
  Weighted-average shares outstanding.......................     26,902       19,810
                                                                =======      =======
  Basic earnings per share..................................    $  0.01      $  0.06
                                                                =======      =======
Diluted earnings per share --
  Weighted-average shares outstanding.......................     26,902       19,810
  Dilutive effect of stock options..........................      1,536          569
                                                                -------      -------
  Diluted weighted-average shares outstanding...............     28,438       20,379
                                                                =======      =======
  Diluted earnings per share................................    $  0.01      $  0.06
                                                                =======      =======
                                                                PRO FORMA INFORMATION
                                                                     (UNAUDITED)
Net income as reported......................................    $   271      $ 1,238
Pro forma incremental income tax benefit....................     (1,417)        (315)
                                                                -------      -------
Pro forma net income........................................    $ 1,688      $ 1,553
                                                                =======      =======
Basic earnings per share --
  Weighted-average shares outstanding.......................     26,902       20,884
                                                                =======      =======
  Basic earnings per share..................................    $  0.06      $  0.07
                                                                =======      =======
Diluted earnings per share --
  Weighted-average shares outstanding.......................     26,902       20,884
  Dilutive effect of stock options..........................      1,536          569
                                                                -------      -------
  Diluted weighted-average shares outstanding...............     28,438       21,453
                                                                =======      =======
  Pro forma diluted earnings per share......................    $  0.06      $  0.07
                                                                =======      =======

  The accompanying notes are an integral part of these condensed consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                -----------------------
                                                                  1998           1997
                                                                (DOLLARS IN THOUSANDS)
                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income................................................    $   271        $ 1,238
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................        750            677
  Provision for doubtful accounts...........................        297             72
  Equity in loss of investee................................         --             72
  Minority interest.........................................         --             82
  Change in assets and liabilities --
     Accounts receivable....................................     (7,645)         1,322
     Prepaid expenses and other.............................       (392)           320
     Accounts payable.......................................      2,483            713
     Accrued payroll and related costs and other
      liabilities...........................................        497            173
     Deferred revenue.......................................        710            (94)
                                                                -------        -------
       Net cash provided by (used in) operating
        activities..........................................     (3,029)         4,575
                                                                -------        -------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (1,658)          (701)
                                                                -------        -------
       Net cash used in investing activities................     (1,658)          (701)
                                                                -------        -------
Cash flows from financing activities:
  Net payments on revolving credit facility.................     (3,380)        (2,635)
  Payments on long-term debt................................         --           (791)
  Net proceeds from issuance of common stock................        269         24,392
  S corporation distribution................................         --         (8,592)
                                                                -------        -------
       Net cash provided by (used in) financing
        activities..........................................     (3,111)        12,374
                                                                -------        -------
Effect of exchange rate changes on cash.....................         14             --
                                                                -------        -------
Increase (decrease) in cash and cash equivalents............     (7,784)        16,248
                                                                -------        -------
Cash and cash equivalents at beginning of period............     57,458          3,937
                                                                -------        -------
Cash and cash equivalents at end of period..................    $49,674        $20,185
                                                                =======        =======

Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest...............................................    $    76        $   141
     Income taxes...........................................    $ 1,777        $   483

  The accompanying notes are an integral part of these condensed consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements have been prepared by management, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of Complete Business Solutions, Inc. and subsidiaries (CBSI) as of March 31, 1998, the results of its operations for the three-month periods ended March 31, 1998 and 1997, and cash flows for the three month periods ended March 31, 1998 and 1997. These financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in CBSI's Joint Proxy Statement/Prospectus, dated May 14, 1998.

     The results of operations for the three month period ended March 31, 1998 are not necessarily indicative of the results to be expected in future quarters or for the full fiscal year ending December 31, 1998.

2. PRINCIPLES OF CONSOLIDATION AND ORGANIZATION

     The consolidated financial statements include the accounts of CBSI. All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

     On January 27, 1998, a subsidiary of CBSI closed an agreement and plan of merger with c.w. Costello & Associates, inc. (Costello), a privately held Delaware corporation. The merger agreement provided for all of the outstanding Costello Common Stock to be exchanged for 3,363,090 of CBSI's Common Stock. In addition, outstanding Costello options totaling 16,000 as of January 27, 1998 were converted into 56,909 options of CBSI. These options retained their original terms and vesting periods. The merger with Costello was accounted for by the pooling of interests method of accounting, and accordingly, the accompanying condensed consolidated balance sheets and statements of income, cash flows, and shareholders' equity have been retroactively restated.

     On November 20, 1997 a subsidiary of CBSI closed an agreement and plan of merger with Synergy Software, Inc., (Synergy) a privately held Illinois corporation. The merger agreement provided for all of the outstanding Synergy Common Stock to be exchanged for 1,390,894 shares of CBSI's Common Stock. In addition, outstanding Synergy options totaling 646,462 as of November 20, 1997 were converted into 418,210 options of CBSI. These options retained their original terms and vesting periods. The merger with Synergy was accounted for by the pooling of interests method of accounting, and accordingly, the accompanying condensed consolidated balance sheets and statements of income, cash flows, and shareholders' equity have been retroactively restated.

     Through July 1996, CBSI held a 76% interest in Complete Business Solutions (India) Private Limited (CBS India) with the remaining 24% interest held by an entity affiliated with CBSI's shareholder (affiliated entity). In July 1996, CBSI formed CBS Complete Business Solutions (Mauritius) Limited (CBS Mauritius) and CBSI and the affiliated entity each contributed its ownership interest in CBS India for a similar interest in CBS Mauritius.

     In July 1996, CBS Mauritius sold an ownership interest to an unrelated entity for approximately $3,500, net of transaction costs. Simultaneously, CBS Mauritius repurchased its stock held by the affiliated entity for approximately $2,708 and CBSI made a capital contribution of $1,708 to CBS Mauritius. The net loss on this transaction was not material. As of December 31, 1996, CBSI owned 72% and the unrelated entity owned 28% of CBS Mauritius, which owned 100% of CBS India.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     As authorized in the CBS Mauritius Shareholders agreement and in connection with the initial public offering of CBSI's Common Stock, the 28% shareholder of CBS Mauritius converted its ownership interest in CBS Mauritius into 1,105,264 shares of CBSI's Common Stock. The acquisition of the minority shares was accounted for under the purchase method of accounting. The excess of the aggregate purchase price over the fair value of the net assets acquired has been recognized as goodwill of approximately $2,931 in the condensed consolidated balance sheets and is being amortized over 20 years.

3. COMMON STOCK OFFERINGS

     In March 1997, CBSI completed an initial public offering of 5,000,000 shares of its Common Stock at a price of $6.00 per share. That offering consisted of 4,600,000 shares of newly issued Common Stock and 400,000 shares sold by a selling shareholder. After underwriting discounts, commissions and other issuance costs, net proceeds to CBSI from that offering were approximately $23,792. The net proceeds from that offering have been invested in cash equivalents with an initial maturity of three months or less.

     In August 1997, CBSI completed a secondary offering of 5,200,000 shares of its Common Stock at a price of $14 1/8 per share. This offering consisted of 2,900,000 shares of newly issued Common Stock and 2,300,000 shares sold by selling shareholders. After underwriting discounts, commissions and other issuance costs, net proceeds to CBSI from this offering were approximately $38,000. The net proceeds from this secondary offering have been invested and will be used for further expansion of CBSI operations; development of new service lines and possible acquisition of related businesses; and general corporate purposes, including working capital needs.

4. STOCK DIVIDEND

     On February 18, 1998, the Board of Directors declared a two-for-one split of the Company's common stock, effected in the form of a stock dividend payable on March 19, 1998 to shareholders of record on March 5, 1998. All agreements concerning stock options provide for the issuance of additional shares due to the declaration of the stock split. All references to number of shares, except shares authorized, the number of options and to per share information in the condensed consolidated financial statements and related notes have been adjusted to reflect the stock split on a retroactive basis.

5. INCOME TAXES

     Prior to March 4, 1997, the shareholders of CBSI had elected, under the provisions of Subchapter S of the United States Internal Revenue Code, to have income and related tax benefits of CBSI included in the taxable income of the shareholders. As a result, no provision for U.S. federal or state income taxes has been included in the condensed consolidated statements of income prior to March 4, 1997.

     On March 4, 1997, in connection with the initial public offering discussed in Note 3, the shareholders and CBSI revoked the Subchapter S election, thereby subjecting future income of CBSI to federal and state income taxes at the corporate level. Accordingly, the application of the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS No.
109) resulted in the recognition of deferred tax assets and liabilities, and a corresponding charge to the provision for income taxes of approximately $920 during the three-month period ended March 31, 1997.

     As discussed in Note 2, on January 27, 1998, the Company merged with Costello, an S corporation. As a result of the merger, the S corporation status was terminated thereby subjecting future income of Costello to federal and state income taxes at the corporate level. Accordingly, the application of SFAS No. 109 resulted in the recognition of deferred tax assets and liabilities, and a corresponding charge to the provision for income taxes of approximately $1,400 during the three month period ended March 31, 1998.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     CBSI has provided federal and state income taxes in the condensed consolidated statements of income based on the anticipated effective tax rate for fiscal years 1998 and 1997. The unaudited pro forma net income in the condensed consolidated statements of income reflect applicable after pro forma adjustments to the provision for income taxes to reflect net income as if the Subchapter S elections had been revoked prior to January 1, 1997.

     CBS Mauritius is incorporated in Mauritius and is not subject to income taxes. CBS India is an Indian corporation subject to income taxes and receives exemptions from Indian income taxes under free trade zone and software exporters provisions of Indian tax law. CBSI considers all undistributed earnings of its foreign subsidiaries to be permanently invested. Therefore, no United States income taxes have been provided on these earnings.

6. SUBSEQUENT EVENT -- MERGER WITH CLAREMONT TECHNOLOGY GROUP, INC.

     On April 8, 1998, CBSI signed an agreement and Plan of Merger with Claremont Technology Group, Inc. (Claremont), a publicly traded Oregon corporation and with the holders of the issued and outstanding capital stock of Claremont.

     This merger agreement provides for all of the outstanding Claremont common stock to be exchanged for approximately 7.2 million shares of CBSI's common stock. In negotiating the purchase price, CBSI considered the current market value of its common stock, Claremont's reputation as a premier provider of IT services to large and mid-sized corporations, the minimal overlap of Claremont and CBSI's clients, the broad range of IT services provided by Claremont, Claremont's 700 IT professionals and Claremont's experience in ERP and client/server technology.

     The merger with Claremont is expected to be accounted for by the pooling of interests method of accounting.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors of
Claremont Technology Group, Inc.
and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Claremont Technology Group, Inc. and subsidiaries as of June 30, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Claremont Technology Group, Inc. and subsidiaries as of June 30, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997 in conformity with generally accepted accounting principles.

                                                           KPMG PEAT MARWICK LLP

Portland, Oregon
August 14, 1997

                        CLAREMONT TECHNOLOGY GROUP, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                  JUNE 30,
                                                              -----------------
                                                               1997      1996
                                                               (IN THOUSANDS)
                               ASSETS
Current Assets:
  Cash and cash equivalents.................................  $15,240   $   526
  Receivables:
     Accounts receivable, net...............................   13,767     7,811
     Revenue earned in excess of billings...................    6,537     5,653
     Other..................................................      387       153
  Prepaid expenses and other current assets.................      745       683
  Refundable income taxes...................................    2,745        --
  Deferred income taxes.....................................    1,048       266
                                                              -------   -------
       Total current assets.................................   40,469    15,092
Property and equipment, net.................................    5,844     4,069
Software development costs, net of accumulated amortization
  of $554 and $61...........................................    8,554     2,146
Other non-current assets, net of accumulated amortization of
  $589 and $194.............................................    1,274     1,658
                                                              -------   -------
       Total assets.........................................  $56,141   $22,965
                                                              =======   =======
                LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................  $ 1,975   $ 1,464
  Line of credit............................................       --     4,600
  Current installments of long-term debt....................      993       944
  Accrued expenses..........................................    3,564     3,354
  Income taxes payable......................................       --       619
  Deferred revenue..........................................      763       661
                                                              -------   -------
       Total current liabilities............................    7,295    11,642
Long-term debt, excluding current installments..............      585     1,578
Deferred income taxes.......................................    2,856       775
                                                              -------   -------
       Total liabilities....................................   10,736    13,995
Commitments and Contingencies
Shareholders' Equity:
  Preferred stock, no par value. Authorized 10,000 shares;
     no shares issued or outstanding........................       --        --
  Common stock, no par value. Authorized 25,000 shares;
     8,257 and 4,832 shares issued and outstanding at 1997
     and 1996, respectively.................................   33,343     1,331
  Retained earnings.........................................   12,043     7,649
  Cumulative translation adjustment.........................       19       (10)
                                                              -------   -------
       Total shareholders' equity...........................   45,405     8,970
                                                              -------   -------
       Total liabilities and shareholders' equity...........  $56,141   $22,965
                                                              =======   =======

          See accompanying notes to consolidated financial statements.

                        CLAREMONT TECHNOLOGY GROUP, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       YEAR ENDED JUNE 30,
                                                              --------------------------------------
                                                                1997           1996           1995
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Professional fees.........................................  $66,811        $44,769        $27,292
  Resold products and services..............................      521          2,556             --
                                                              -------        -------        -------
     Total revenue..........................................   67,332         47,325         27,292
                                                              -------        -------        -------
Costs and expenses:
  Project costs and expenses................................   35,335         23,988         13,704
  Resold products and services..............................      490          2,410             --
  Selling, general and administrative.......................   24,591         15,485         10,156
                                                              -------        -------        -------
     Total costs and expenses...............................   60,416         41,883         23,860
                                                              -------        -------        -------
  Income from operations....................................    6,916          5,442          3,432
                                                              -------        -------        -------
Other income (expense):
  Interest income...........................................      664             49             83
  Interest expense..........................................     (185)          (182)           (31)
  Other, net................................................     (105)           (36)            15
                                                              -------        -------        -------
     Total other income (expense)...........................      374           (169)            67
                                                              -------        -------        -------
     Income before income taxes.............................    7,290          5,273          3,499
Income tax expense..........................................    3,044          2,250          1,352
                                                              -------        -------        -------
     Net income.............................................  $ 4,246        $ 3,023        $ 2,147
                                                              =======        =======        =======
Net income per common share.................................  $  0.44        $  0.40        $  0.31
                                                              =======        =======        =======
Weighted average number of common and common equivalent
  shares outstanding........................................    9,761          7,612          7,319
                                                              =======        =======        =======

          See accompanying notes to consolidated financial statements.

                        CLAREMONT TECHNOLOGY GROUP, INC
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                              COMMON   COMMON               CUMULATIVE        TOTAL
                                              STOCK     STOCK    RETAINED   TRANSLATION   SHAREHOLDERS'
                                              SHARES   AMOUNT    EARNINGS   ADJUSTMENT       EQUITY
                                                                   (IN THOUSANDS)
Balance at June 30, 1994....................  3,949    $    47   $ 2,836       $ --          $ 2,883
  Net income................................     --         --     2,147         --            2,147
  Tax benefit of stock options exercised....     --         83        --         --               83
  Stock options exercised...................    339        102        --         --              102
  Purchase of common stock..................    (55)       (30)      (85)        --             (115)
  Foreign currency translation adjustment...     --         --        --          1                1
                                              -----    -------   -------       ----          -------
Balance at June 30, 1995....................  4,233        202     4,898          1            5,101
  Net income................................     --         --     3,023         --            3,023
  Tax benefit of stock options exercised....     --        525        --         --              525
  Stock options exercised...................    668        500        --         --              500
  Stock compensation recognized.............     --        107        --         --              107
  Purchase of common stock..................    (69)        (3)     (272)        --             (275)
  Foreign currency translation adjustment...     --         --        --        (11)             (11)
                                              -----    -------   -------       ----          -------
Balance at June 30, 1996, as previously
  reported..................................  4,832      1,331     7,649        (10)           8,970
  Acquisition of business...................     60         --       148         --              148
                                              -----    -------   -------       ----          -------
Balance at June 30, 1996, as restated.......  4,892      1,331     7,797        (10)           9,118
  Net income................................     --         --     4,246         --            4,246
  Tax benefit of stock options exercised....     --      4,136        --         --            4,136
  Stock options exercised...................  1,070      1,006        --         --            1,006
  Proceeds from issuance of common stock,
     net of issuance costs of $1,204........  2,012     26,870        --         --           26,870
  Warrants exercised, net...................    283         --        --         --               --
  Foreign currency translation adjustment...     --         --        --         29               29
                                              -----    -------   -------       ----          -------
Balance at June 30, 1997....................  8,257    $33,343   $12,043       $ 19          $45,405
                                              =====    =======   =======       ====          =======

          See accompanying notes to consolidated financial statements.

                        CLAREMONT TECHNOLOGY GROUP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED JUNE 30,
                                                              -----------------------------------
                                                                1997          1996         1995
                                                                        (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $  4,246      $  3,023      $ 2,147
  Adjustments to reconcile net income to net cash provided
     (used) by operating activities:
     Depreciation and amortization..........................     3,211         1,376          467
     Deferred income taxes..................................     1,285           699         (423)
     Non-cash expenses recognized...........................       356           107           --
     Changes in assets & liabilities, net of effect of
       acquisitions:
       Receivables..........................................    (7,243)       (7,625)      (3,565)
       Prepaid expenses and other current assets............        16          (688)           5
       Other non-current assets.............................        (9)       (1,030)         (90)
       Accounts payable and accrued expenses................       666         1,858        1,451
       Deferred revenue.....................................       102           366           (3)
       Refundable income taxes..............................    (2,745)           --           --
       Income taxes payable.................................      (601)          201          242
                                                              --------      --------      -------
       Net cash provided (used) by operating activities.....      (716)       (1,713)         231
                                                              --------      --------      -------
Cash flows from investing activities:
  Acquisition, net of cash acquired.........................      (291)         (130)        (204)
  Purchase of property and equipment........................    (4,068)       (3,663)      (1,498)
  Capitalized software development costs....................    (6,901)       (2,077)        (122)
                                                              --------      --------      -------
       Net cash used by investing activities................   (11,260)       (5,870)      (1,824)
                                                              --------      --------      -------
Cash flows from financing activities:
  Payments on line of credit................................    (5,900)      (12,025)      (4,200)
  Proceeds from line of credit..............................     1,300        16,425        4,400
  Payments of long-term debt................................      (944)         (671)         (39)
  Proceeds from issuance of long-term debt..................        --         2,570          500
  Payments of obligations under capital leases..............        --            (3)         (83)
  Purchases of common stock.................................        --          (275)        (115)
  Proceeds from exercise of stock options...................     1,006           500          102
  Adjustment for pooling of interest........................       148            --           --
  Net proceeds from common stock offering...................    26,870            --           --
  Tax benefit of stock option exercises.....................     4,136           525           83
  Payments (issuance) of notes receivable, net..............        76           720         (575)
                                                              --------      --------      -------
       Net cash provided by financing activities............    26,692         7,766           73
                                                              --------      --------      -------
Effect of exchange rate changes on cash.....................        (2)            3          (10)
                                                              --------      --------      -------
       Net increase (decrease) in cash and cash
          equivalents.......................................    14,714           186       (1,530)
Cash and cash equivalents at beginning of year..............       526           340        1,870
                                                              --------      --------      -------
Cash and cash equivalents at end of year....................  $ 15,240      $    526      $   340
                                                              ========      ========      =======
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $    209      $    144      $    31
  Cash paid for taxes.......................................  $    849      $    804      $ 1,319
Supplemental disclosure of non-cash investing and financing
  activities:
  Net liabilities assumed in merger.........................  $     --      $     57      $   151

          See accompanying notes to consolidated financial statements.

                        CLAREMONT TECHNOLOGY GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1997, 1996 AND 1995

                    (In thousands, except per share amounts)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business

     Claremont Technology Group, Inc. (the Company) provides enterprise-wide information technology (IT) Solutions that reengineer mission-critical business processes such as customer service, order and transaction processing, billing and logistics. Claremont services include IT planning, systems integration and development and outsourcing, through a project management methodology that employs reusable object oriented software modules and transferable design frameworks.

     Claremont provides solutions to large organizations in select IT intensive vertical markets including commercial services, communications, financial services and state and local government. Claremont's clients consist of large corporations and government organizations in the United States and certain foreign markets.

     Fiscal Periods

     For 1997 and 1996, the Company's fiscal year ended on the Friday closest to June 30. The Company's fiscal year for 1995 ended on June 30. The fiscal year will generally be 52 weeks and periodically will consist of 53 weeks. All years presented consist of 52 weeks. For convenience the Company has indicated in these financial statements that its fiscal year ends on June 30.

     Principles of Consolidation

     The consolidated financial statements include the financial statements of Claremont Technology Group, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     Cash Equivalents

     For the purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of commercial paper, bankers' acceptances, and other highly liquid investments.

     Financial Instruments

     The carrying amount of cash equivalents, trade receivables, accounts payable and short-term borrowings approximate fair value because of the short-term nature of these instruments. The fair value of long-term debt was estimated by discounting the future cash flows using market interest rates and does not differ significantly from that reflected in the financial statements.

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Revenue and Cost Recognition

     Revenues from fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to the estimated total cost at completion. This method is used because management considers accumulated costs to be the best available measure of progress on these contracts. The cumulative impact of any revision in estimates of the percent complete is reflected in the year in which the changes become known. Losses on projects in progress are recognized when known. Revenue

                        CLAREMONT TECHNOLOGY GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                          JUNE 30, 1997, 1996 AND 1995

earned in excess of billings is comprised of earnings on certain contracts in excess of contractual billings on such contracts. Billings in excess of earnings are classified as deferred revenues.

     Revenues from time and materials contracts are recognized during the period in which the services are provided.

     Accounts Receivable

     Accounts receivable are shown net of allowance for doubtful accounts of $136 and $110 at June 30, 1997 and 1996, respectively.

     Property and Equipment

     Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of future minimum lease payments at the inception of the lease.

     Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets ranging from three to five years. Equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful lives of the assets.

     Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Foreign Currency Translation

     The local currency is the functional currency in the Company's foreign subsidiaries. Assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at current rates of exchange, and revenues and expenses are translated using weighted average rates, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Gains and losses from foreign currency translation are included as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included as a component of other income and expense.

     Intangible Assets

     Software development costs incurred subsequent to establishing a product's technological feasibility are capitalized until such product is available for general release to customers in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Capitalized software costs are amortized on a product-by-product basis. Amortization is recorded based on the greater of
(a) the estimated economic life of the software (generally five years or less) or (b) the ratio of current gross revenues for each product to the total of current and anticipated gross revenues for each product, commencing when such product is available for general release.

     Other intangibles include purchased technology and a covenant not to compete, which are amortized over periods ranging from two to five years using the straight-line method. Total amortization costs for other intangibles were $395 in fiscal 1997 and were immaterial in fiscal 1996 and 1995.

                        CLAREMONT TECHNOLOGY GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                          JUNE 30, 1997, 1996 AND 1995

     Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Computation of Net Income Per Share

     Net income per share is computed using the weighted average number of shares of common and common equivalent shares outstanding. Common equivalent shares from stock options and warrants are excluded from the computation if their effect is antidilutive, except that pursuant to the Securities and Exchange Staff Accounting Bulletins, common and common equivalents shares issued at prices below the public offering price during the twelve months immediately preceding the initial filing date have been included in the calculation as if they were outstanding for all periods presented using the treasury stock method and the initial public offering price.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." SFAS 128 changes the standards for computing and presenting earnings per share (EPS) and supersedes APB Opinion No. 15, "Earnings per Share." SFAS 128 simplifies the standards for computing earnings per share and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This Statement requires restatement of all prior-period EPS data presented. Following is the pro forma effect of adoption on the Company's earnings per share for the years ended June 30, 1997, 1996 and 1995:

                                                                YEAR ENDED JUNE 30,
                                                           ------------------------------
                                                           1997         1996        1995
Primary EPS as reported..................................  $0.44       $ 0.40       $0.31
Effect of SFAS 128.......................................   0.12         0.26        0.21
                                                           -----       ------       -----
Basic EPS as restated....................................  $0.56       $ 0.66       $0.52
                                                           =====       ======       =====
Fully diluted EPS as reported............................  $0.44       $ 0.41       $0.31
Effect of SFAS 128.......................................   0.00        (0.01)       0.00
                                                           -----       ------       -----
Diluted EPS as restated..................................  $0.44       $ 0.40       $0.31
                                                           =====       ======       =====

2. ACQUISITIONS

     In January 1996, the Company purchased certain assets of The Node Connection (TNC). The acquisition has been accounted for as a purchase, and the financial results of TNC have been included in the accompanying consolidated financial statements since the date of acquisition. The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed.

     In February 1997, the Company acquired certain assets and liabilities of Pacific Star Technologies Pty. Limited from Queensland Systems Integration Pty. Limited ("QSI") a software and systems integration company, for $291. The acquisition has been accounted for as a purchase, and financial results have been included in the accompanying consolidated financial statements since the date of acquisition. The cost of the

                        CLAREMONT TECHNOLOGY GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                          JUNE 30, 1997, 1996 AND 1995

acquisition has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed.

     The separate operational results of QSI are not material and accordingly pro-forma financial results have been omitted.

     In April 1997, the Company issued 60 shares of common stock in exchange for all of the outstanding common stock of the TDS Group, Inc. ("TDS"). TDS specializes in developing comprehensive information systems for government and non-profit organizations. The acquisition has been accounted for as a pooling of interests and accordingly, the Company's consolidated financial statements have been restated to include the results of TDS for fiscal 1997. Results of TDS prior to fiscal 1997 were immaterial, thus prior periods presented have not been restated.

     Merger costs of $140 were incurred and charged to expense in the fourth quarter of 1997 for services rendered to facilitate completion of the transaction.

3. BALANCE SHEET COMPONENTS

  Property and Equipment, Net

     Property and equipment, net consists of the following:

                                                                    JUNE 30,
                                                              ---------------------
                                                               1997          1996
Furniture and equipment.....................................  $ 1,538       $ 1,147
Computer equipment and software.............................    8,428         4,759
Leased equipment............................................      216           216
Leasehold improvements......................................      149           108
                                                              -------       -------
                                                               10,331         6,230
Less accumulated depreciation and amortization..............   (4,487)       (2,161)
                                                              -------       -------
Property and equipment, net.................................  $ 5,844       $ 4,069
                                                              =======       =======

     Depreciation expense for the years ended June 30, 1997, 1996 & 1995 was $2,326, $1,178 & $469, respectively.

     Accrued Expenses

     Accrued expenses consist of the following:

                                                                   JUNE 30,
                                                              -------------------
                                                               1997         1996
Accrued payroll.............................................  $  885       $  787
Accrued vacation............................................   1,854        1,105
Accrued payroll taxes.......................................     418          710
Accrued profit sharing......................................     366          682
Accrued other...............................................      41           70
                                                              ------       ------
                                                              $3,564       $3,354
                                                              ======       ======

                        CLAREMONT TECHNOLOGY GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                          JUNE 30, 1997, 1996 AND 1995

4. INVESTMENT IN PARTNERSHIP

     Claremont Retirement Solutions, Ltd. (the Partnership) was formed with one of the Company's major customers to receive royalties from Claremont Retirement Technologies, Inc. (CRTI) for future sales of a pension/retirement system template to other public and private pension funds. CRTI has obtained licensing rights from the Partnership to remarket the template. CRTI's initial equity contribution to the Partnership represents approximately 1 percent of the Partnership's total capital.

5. LEASES

     The Company leases certain of its office space through noncancelable operating lease arrangements. The leases expire May 31, 1998 through September 30, 2002, and are net leases with the Company paying all executory costs, including insurance, utilities, and maintenance. Rental expense for operating leases during the years ended June 30, 1997, 1996 and 1995 was approximately $793, $820 and $404, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) are as follows:

YEAR ENDING
 JUNE 30,
1998........................................................    $  856
1999........................................................       743
2000........................................................       524
2001........................................................       373
2002........................................................       203
Thereafter..................................................        31
                                                                ------
Total minimum lease payments................................    $2,730
                                                                ======

6. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                 JUNE 30,
                                                              ---------------
                                                               1997     1996
7.6% installment loan payable in monthly installments of
  $61, including interest, with final payment due April
  1999, secured by certain furniture and equipment..........  $1,189   $1,799
7.59% installment loan payable in monthly installments of
  $14 with final payment due November 1998, secured by
  certain furniture and equipment...........................     222      334
8.05% installment loan payable in monthly installments of
  $16, including interest, with final payment due May 1998,
  secured by certain furniture and equipment................     167      389
                                                              ------   ------
                                                               1,578    2,522
Less current installment of long-term debt..................    (993)    (944)
                                                              ------   ------
Long-term debt, excluding current installments..............  $  585   $1,578
                                                              ======   ======

                        CLAREMONT TECHNOLOGY GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                          JUNE 30, 1997, 1996 AND 1995

     The aggregate maturities of long-term debt for years subsequent to June 30, 1997 are as follows:

YEAR ENDING
 JUNE 30,
1998........................................................    $  993
1999........................................................       585
                                                                ------
Total payments on long-term debt............................    $1,578
                                                                ======

     During 1995, the Company entered into a $2 million line of credit with a bank, which was subsequently increased to $6 million in June 1996, with an interest rate of .25 percentage points above the bank's reference rate (8.75 percent at June 30, 1997). This line of credit is secured by furniture, equipment, and accounts receivable. At June 30, 1997, there were no amounts outstanding on this line of credit. This line of credit expired on August 1, 1997 and the Company entered into a new line of credit agreement in August 1997.

     The Company is a guarantor on a nonrevolving line of credit with a bank, which provided for borrowings of up to $2 million for purposes of facilitating the purchase of Company common stock by Company executives. As of June 30, 1997, there was $923 of related debt outstanding against the line. Advances under the line of credit were made directly to the Company executive with full recourse and bear interest. Advances under the line of credit were for 36 months and include monthly interest payments, made by each Company executive, with principal repayment by each Company executive on or before July 31, 1998.

     The various lines of credit with Bank of America Oregon are contained in a master Business Loan Agreement, which includes covenants relating to the maintenance of certain financial ratios and minimum net worth. The Company was in compliance with these covenants at June 30, 1997.

     The Company has available a standby letter of credit for up to $125. As of June 30, 1997, there were no amounts outstanding under the line of credit.

     In August 1997, the Company signed a business loan agreement (the "Agreement") with a commercial bank. This Agreement includes a $2.0 million line of credit and a $750 standby letter of credit. The line of credit and letter of credit bear interest at the bank's reference rate plus .25 percent, or, at the Company's option, at rates based on the Offshore Rate or the LIBOR rate. The expiration date of this Agreement is September 1, 1999. This Agreement also covers currently outstanding term loans for an original principal amount of $5,000 which had previously been covered under the Business Loan Agreement dated April 24, 1995. The Agreement is secured by all machinery and equipment and receivables of the Company and contains certain financial ratio and other covenants.

                        CLAREMONT TECHNOLOGY GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                          JUNE 30, 1997, 1996 AND 1995

7. INCOME TAXES

     The components of income tax expense are as follows:

                                                                YEAR ENDED JUNE 30,
                                                          --------------------------------
                                                           1997         1996         1995
Current:
  Federal...............................................  $  967       $1,232       $1,351
  State and local.......................................     300          319          398
  Foreign...............................................      --           --           26
                                                          ------       ------       ------
                                                           1,267        1,551        1,775
Deferred:
  Federal...............................................   1,930          552         (314)
  State and local.......................................     494          147         (109)
  Foreign...............................................    (647)          --           --
                                                          ------       ------       ------
                                                           1,777          699         (423)
                                                          ------       ------       ------
                                                          $3,044       $2,250       $1,352
                                                          ======       ======       ======

     The actual income tax expense differs from the expected tax expense (computed by applying the U.S. federal and corporate income tax rate of 34 percent to net income before income taxes) as follows:

                                                                YEAR ENDED JUNE 30,
                                                          --------------------------------
                                                           1997         1996         1995
Computed expected income tax expense....................  $2,479       $1,793       $1,190
Increase (reduction) in income tax expense resulting
  from:
  State income tax expense..............................     518          292          214
  Other.................................................      47          165          (52)
                                                          ------       ------       ------
Income tax expense......................................  $3,044       $2,250       $1,352
                                                          ======       ======       ======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                   JUNE 30,
                                                              -------------------
                                                               1997         1996
Deferred tax assets:
  Accrued expenses..........................................  $   342       $ 215
  Expenses deductible in future periods.....................       --          42
  State net operating loss carryforward.....................      358          --
  Alternative minimum tax credit carryforward...............      120          --
  Foreign net operating losses..............................      647          --
  Other.....................................................       90          61
                                                              -------       -----
     Total gross deferred tax assets........................    1,557         318
Deferred tax liability:
  Capitalized software development costs....................   (3,360)       (812)
  Property and equipment, due to differences in
     depreciation...........................................       (5)        (15)
                                                              -------       -----
     Total gross deferred tax liabilities...................   (3,365)       (827)
                                                              -------       -----
       Net deferred tax liabilities.........................  $(1,808)      $(509)
                                                              =======       =====

                        CLAREMONT TECHNOLOGY GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                          JUNE 30, 1997, 1996 AND 1995

8. STOCK INCENTIVE PLANS

     During fiscal 1992, the Company adopted, and the Board of Directors approved, a stock incentive plan for eligible employees, directors and outside consultants of the Company (the 1992 Plan). Either non-qualified or incentive stock options may be issued under this plan and are exercisable for a period of up to ten years from the date of grant. Certain of these options are subject to acceleration clauses. As of June 30, 1996, the Company had authorized issuance of such options to purchase up to an aggregate of 5,000 shares of its common stock. The options vest and are exercisable over various periods from the initial grant date.

     During fiscal 1996, the Company also adopted and the Board of Directors approved the 1996 Stock Option Plan for Nonemployee Directors (the 1996 Nonemployee Director Plan). Under the terms of the 1996 Nonemployee Director Plan, directors of the Company who are not employees of the Company or any subsidiary of the Company are eligible to receive nonqualified options to purchase shares of common stock. A total of 200 shares of common stock have been reserved for issuance upon exercise of stock options granted under the 1996 Nonemployee Director Plan. Upon election to the Board of Directors, each director is granted an option to purchase 20 shares, which option will vest over a three-year period (each a "Recruitment Grant"). Following the first annual meeting of shareholders after a Recruitment Grant is fully vested, the nonemployee director holding such fully-vested Recruitment Grant will receive an option to purchase an additional 15 shares of common stock, which option will vest over a three-year period (a "First Renewal Grant"). Furthermore, following the first annual meeting of shareholders after a nonemployee director's First Renewal Grant is fully vested, and following every third annual meeting of shareholders thereafter, such nonemployee director will be granted an option to purchase an additional 15 shares of common stock, which option will vest over a three-year period. The exercise price of options granted under the 1996 Nonemployee Director Plan may not be less than the fair market value of a share of common stock on the date of the grant of the option.

     The following table summarizes stock option activity through June 30, 1997:

                                                                         WEIGHTED
                                                              SHARES   AVERAGE PRICE
Outstanding options at June 30, 1994........................   2,501      $ 0.67
  Granted...................................................   1,323        2.08
  Exercised.................................................    (332)       0.29
  Canceled..................................................    (108)       1.59
                                                              ------      ------
Outstanding options at June 30, 1995........................   3,384        1.23
  Granted...................................................     543        3.90
  Exercised.................................................    (668)       0.75
  Canceled..................................................    (167)       3.35
                                                              ------      ------
Outstanding options at June 30, 1996........................   3,092        1.69
  Granted...................................................     810       17.61
  Exercised.................................................  (1,070)       0.95
  Canceled..................................................    (393)      12.37
                                                              ------      ------
Outstanding options at June 30, 1997........................   2,439      $ 5.59
                                                              ======      ======

     Statement of Financial Accounting Standards No. 123

     During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123) which defines a fair value based method of accounting for an employee stock option and similar equity instrument and encourages all entities to adopt that method of accounting for all of

                        CLAREMONT TECHNOLOGY GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                          JUNE 30, 1997, 1996 AND 1995

their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board 25 (APB 25). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been adopted.

     The Company has elected to account for its stock-based compensation plans under APB 25; however, the Company has computed, for pro forma disclosure purposes, the value of all options granted during 1997 and 1996 using the following weighted average assumptions for grants:

                                                                FOR THE YEAR
                                                               ENDED JUNE 30,
                                                              -----------------
                                                               1997      1996
Risk-free interest rate.....................................     6.0%      6.0%
Expected dividend yield.....................................       0%        0%
Expected lives..............................................  5 years   5 years
Expected volatility.........................................      70%       n/a

     Using the Black-Scholes methodology for 1997 and the minimum value method for 1996, the total value of options granted during fiscal 1997 and 1996 was $4,460 and $259, respectively, which would be amortized on a pro forma basis over the vesting period of the options (typically five years). The weighted average fair value of options granted during fiscal 1997 and 1996 was $5.50 per share and $0.48 per share, respectively. If the Company had accounted for its stock-based compensation plans in accordance with SFAS 123, the Company's net income and net income per share would approximate the pro forma disclosures below:

                                                       FOR THE YEAR ENDED JUNE 30,
                                            -------------------------------------------------
                                                     1997                      1996
                                            -----------------------   -----------------------
                                            AS REPORTED   PRO FORMA   AS REPORTED   PRO FORMA
Net income................................    $4,246       $4,003       $3,023       $2,997
Net income per share......................    $ 0.44       $ 0.42       $ 0.40       $ 0.39

     The effects of applying SFAS 123 in this pro forma disclosure may not be indicative of future amounts. SFAS 123 does not apply to awards prior to July 1, 1995.

     The following table summarizes information about stock options outstanding and exercisable at June 30, 1997:

                                            OPTIONS OUTSTANDING
                                    -----------------------------------        OPTIONS EXERCISABLE
                                    WEIGHTED AVERAGE                      ------------------------------
                                       REMAINING                           NUMBER OF
       RANGE OF         NUMBER      CONTRACTUAL LIFE   WEIGHTED AVERAGE     SHARES      WEIGHTED AVERAGE
    EXERCISE PRICES   OUTSTANDING       (YEARS)         EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
     $0.136- 1.73        1,198            6.4               $ 1.33            761            $ 1.20
     $ 1.74- 3.55          320            7.7               $ 2.89            128            $ 2.70
     $ 3.56- 8.00          288            8.5               $ 4.09             63            $ 4.04
     $ 8.01-15.00          567            9.5               $14.19             16            $14.79
     $15.01-25.00           29            9.5               $22.91              2            $22.41
     $25.01-36.00           37            9.2               $32.99              0            $27.75
     ------------        -----            ---               ------            ---            ------
     $0.136-36.00        2,439            7.6               $ 5.59            970            $ 1.85
     ============        =====            ===               ======            ===            ======

                        CLAREMONT TECHNOLOGY GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                          JUNE 30, 1997, 1996 AND 1995

9. EMPLOYEE STOCK OWNERSHIP PLAN

     In June 1995, the Company established an Employee Stock Ownership Plan
(ESOP) for all non-union U.S. employees. The ESOP is designed to invest primarily in common stock of the Company. Each nonunion employee of the Company or any affiliated company automatically participates in the ESOP on the January 1 or July 1 following such employee's date of hire.

     A participant's account becomes fully vested and nonforfeitable after seven years of service with the Company, or earlier if the participant attains age 65, becomes totally disabled or dies. The participant's account vests at the rate of 10 percent per year for the first four years of employment, and at the rate of 20 percent per year for each year thereafter, until fully vested. The Company pays all administrative costs of the ESOP.

     The Company makes all contributions to the ESOP, which may be made in either cash or shares of common stock. The contributions to the ESOP for the years ended June 30, 1997, 1996 and 1995 consisted of cash of $150, $448 and $300 respectively. Future contributions to the ESOP will be made at the Company's discretion.

10. PROFIT SHARING PLAN

     In January 1990, the Company adopted a qualified profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan requires participants to be at least 21 years of age and have completed at least one hour of service. Employees can make voluntary contributions up to limitations prescribed by the Internal Revenue Code. Company matching contributions are discretionary. For the years ended June 30, 1997, 1996 and 1995, the Company recognized discretionary matching contributions of $117, $129 and $75, respectively.

11. STOCK WARRANT

     On May 20, 1996, the Company issued a five-year warrant to purchase 400 shares of common stock at an exercise price of $10.33 per share. The warrant was exercised on October 23, 1996 using a net exercise provision, for a total of 283,029 shares of the Company's Common Stock. As of June 30, 1997, the warrant was fully exercised and no shares of the Company's Common Stock remain issuable under this warrant.

12. BUSINESS AND CREDIT CONCENTRATION

     Revenues from certain of the Company's largest customers individually exceeded 10 percent of revenues as follows:

                                                                   YEAR ENDED JUNE 30,
                                                                --------------------------
                                                                1997       1996       1995
Ohio State Teachers Retirement System.......................     8%        14%        38%
Lucent Technologies.........................................    14%        20%        19%
Mississippi Public Employee Retirement System...............     3%        11%         --

     At June 30, 1997 and 1996, the accounts receivable and revenue in excess of billings balances from these customers were $5,425 and $5,882, respectively.

13. RELATED PARTY TRANSACTIONS

     The Company issued promissory notes totaling $514 and $385 to certain employees during the fiscal years ended June 30, 1996 and 1995, respectively. The notes are due at varying dates through July 31, 1997 and bear interest at rates ranging from 4% to 7.1%.

                        CLAREMONT TECHNOLOGY GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                          JUNE 30, 1997, 1996 AND 1995

     The Company entered into a retirement and severance agreement with its founder, Steven L. Darrow, and (as of the date of the agreement, March 15, 1996) largest shareholder. Under that agreement, in exchange for his commitment not to compete with the Company for five years, the Company agreed to pay an amount equal to one year's salary, provide a continuation of medical benefits during his lifetime, forgive certain loans from the Company and pay resulting withholding taxes, and grant him and certain trusts and individuals to whom he had transferred stock certain "piggyback" registration rights. With respect to this agreement, the Company recorded $966 as a covenant not to compete and classified such amount under "other noncurrent assets". Additionally, the agreement provided for the acceleration of the exercisability of otherwise not yet exercisable stock options for the 35.8 shares of the Company's common stock with an exercise price of $1.03 each, resulting in noncash compensation expense of $107.

     The Company retained a board member as a consultant through his consulting firm, and also directly as a part-time employee, for payments aggregating $73 in fiscal year 1996 and $113 in fiscal 1995. The consulting and employment arrangement with the board member ended effective April 26, 1996.

14. COMMITMENTS AND CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

     The Company has approximately $500 of performance bonds outstanding as of June 30, 1997.

     The Company has entered into three-year employment agreements with its president and chief financial officer. These agreements became effective upon retaining these individuals and provide for an initial base salary of $400 and $295, respectively. Each agreement states that if the executive's employment is terminated by the Company for reasons other than cause, the executive's base salary will continue for the longer of three years from the start date or six months from the termination date. Regardless of the reason for termination, each agreement contains commitments of noncompetition and nonsolicitation of the Company's personnel. These commitments last the longer of 18 months after departure from the Company, or for as long as base salary continues to be paid.

15. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates primarily in one business segment, providing systems integration services.

     Revenue by geographical area is provided below:

                                                              YEAR ENDED JUNE 30,
                                                      -----------------------------------
                                                       1997          1996          1995
United States.......................................  $63,388       $45,004       $26,730
Canada..............................................    3,363         2,321           562
Australia...........................................      581            --            --
                                                      -------       -------       -------
  Total.............................................  $67,332       $47,325       $27,292
                                                      =======       =======       =======

16. SUBSEQUENT EVENTS

     Acquisitions

     In July 1997, the Company completed two business combinations that were accounted for as purchases. The Company purchased Communications Informatiques Trilan Canada, Inc. ("Trilan") and OpTex, Inc. ("OpTex"). The results of operations of each acquisition will be included in the Company's results of

                        CLAREMONT TECHNOLOGY GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                          JUNE 30, 1997, 1996 AND 1995

operations from the date of acquisition. Trilan offers technology consulting services specializing in network management, call and help center management and outsourcing. OpTex develops billing and customer management software for the communications industry and provides customer service and complete billing services through its fully functional service bureau for communications industry clients.

               CLAREMONT TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
             UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                                   MARCH 31,
                                                                     1998
                                                                (IN THOUSANDS)
                                                                  (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................        $10,521
  Receivables:
     Accounts receivable, net of allowances of $417.........         11,503
     Revenue earned in excess of billings, net of allowances
      of $400...............................................          9,732
     Other..................................................            827
  Prepaid expenses and other current assets.................            546
  Refundable income taxes...................................          2,872
  Deferred income taxes.....................................            319
                                                                    -------
     Total current assets...................................         36,320
                                                                    -------
Property and equipment, net of accumulated depreciation of
  $8,199....................................................          6,260
Software development costs, net of accumulated amortization
  of $1,672.................................................          7,379
Goodwill, net of accumulated amortization of $377...........          3,027
Other non-current assets, net of accumulated amortization of
  $863......................................................          1,778
                                                                    -------
     Total assets...........................................        $54,764
                                                                    =======
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................        $ 2,536
  Current installments of long-term debt....................            833
  Accrued payroll and related liabilities...................          5,237
  Accrued profit sharing....................................            244
  Other accrued expenses....................................            122
  Deferred revenue..........................................            760
                                                                    -------
     Total current liabilities..............................          9,732
                                                                    -------
Long-term debt, excluding current installments..............              3
Deferred income taxes.......................................          2,588
                                                                    -------
     Total liabilities......................................         12,323
Shareholders' equity:
  Preferred stock, no par value. Authorized 10,000 shares;
     no shares issued or outstanding........................             --
  Common stock, no par value. Authorized 25,000 shares;
     8,861 shares issued and outstanding at March 31,
     1998...................................................         36,301
  Retained earnings.........................................          6,183
  Cumulative translation adjustment.........................            (43)
                                                                    -------
     Total shareholders' equity.............................         42,441
                                                                    -------
     Total liabilities and shareholders' equity.............        $54,764
                                                                    =======

See accompanying notes to unaudited condensed consolidated financial statements.

               CLAREMONT TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         THREE MONTHS ENDED       NINE MONTHS ENDED
                                                             MARCH 31,                MARCH 31,
                                                         ------------------       ------------------
                                                          1998       1997          1998       1997
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                         (UNAUDITED)
Revenue:
  Professional fees....................................  $21,695    $18,234       $62,952    $47,337
  Resold products and services.........................      301         --         1,049        491
  Other revenue........................................      628        243         2,598        263
                                                         -------    -------       -------    -------
     Total revenue.....................................   22,624     18,477        66,599     48,091
                                                         -------    -------       -------    -------
Costs and expenses:
  Project costs and expenses...........................   12,746      9,879        36,782     24,798
  Resold products and services.........................      282         --           962        454
  Other costs of revenue...............................      321         53         1,067         53
  Selling, general and administrative..................    8,665      6,423        25,393     16,616
  Non-recurring charges................................    7,539         --         7,539         --
                                                         -------    -------       -------    -------
     Total costs and expenses..........................   29,553     16,355        71,743     41,921
                                                         -------    -------       -------    -------
  Income (loss) from operations........................   (6,929)     2,122        (5,144)     6,170
                                                         -------    -------       -------    -------
Other income (expense):
  Interest income......................................       43        152           197        500
  Interest expense.....................................      (20)       (38)          (84)      (151)
  Other, net...........................................       (2)       (37)          (54)       (51)
                                                         -------    -------       -------    -------
     Total other income (expense)......................       21         77            59        298
                                                         -------    -------       -------    -------
     Income (loss) before income taxes.................   (6,908)     2,199        (5,085)     6,468
Income tax expense.....................................       --        903           775      2,655
                                                         -------    -------       -------    -------
     Net income (loss).................................  $(6,908)   $ 1,296       $(5,860)   $ 3,813
                                                         =======    =======       =======    =======
Basic net income (loss) per common share...............  $ (0.79)   $  0.16       $ (0.69)   $  0.52
                                                         =======    =======       =======    =======
Diluted net income (loss) per common share.............  $ (0.79)   $  0.13       $ (0.69)   $  0.40
                                                         =======    =======       =======    =======

See accompanying notes to unaudited condensed consolidated financial statements.

               CLAREMONT TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  NINE MONTHS ENDED
                                                                      MARCH 31,
                                                                ----------------------
                                                                  1998          1997
                                                                    (IN THOUSANDS)
                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................................    $ (5,860)      $ 3,813
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization..........................       4,274         2,356
     Deferred income taxes..................................         382         1,678
     Non-cash stock compensation recognized.................         361            --
     Impairment of long-term assets.........................       5,915            --
     Changes in assets and liabilities:
       Receivables..........................................        (627)       (7,851)
       Prepaid expenses.....................................         214           (37)
       Refundable income taxes..............................         (81)       (3,861)
       Other non-current assets.............................          47          (134)
       Accounts payable and accrued expenses................       2,058         1,634
       Deferred revenue.....................................           6           138
                                                                --------       -------
       Net cash provided by (used in) operating
        activities..........................................       6,689        (2,264)
                                                                --------       -------
Cash flows from investing activities:
  Acquisition, net of cash acquired.........................      (3,153)           --
  Purchase of property and equipment........................      (3,332)       (3,393)
  Expenditures for software development costs...............      (4,229)       (5,135)
                                                                --------       -------
       Net cash used by investing activities................     (10,714)       (8,528)
                                                                --------       -------
Cash flows from financing activities:
  Payments on line of credit, net...........................          --        (4,600)
  Payments of long-term debt................................      (1,403)         (702)
  Proceeds from common stock offering, net..................          --        26,870
  Proceeds from exercise of stock options...................         664           838
  Tax benefit related to stock option activity..............          --         3,904
  Payments on notes receivable, net.........................          --            75
                                                                --------       -------
       Net cash provided (used) by financing activities.....        (739)       26,385
                                                                --------       -------
Effect of exchange rate on cash.............................          45             7
                                                                --------       -------
       Net increase (decrease) in cash and cash
        equivalents.........................................      (4,719)       15,600
                                                                --------       -------
Cash and cash equivalents at beginning of period............      15,240           526
                                                                --------       -------
Cash and cash equivalents at end of period..................    $ 10,521       $16,126
                                                                ========       =======

See accompanying notes to unaudited condensed consolidated financial statements.

                        CLAREMONT TECHNOLOGY GROUP, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements have been prepared by management, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

     The financial information included herein for the three-month and nine-month periods ended March 31, 1998 and 1997 is unaudited; however, such information reflects all adjustments consisting only of normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Joint Proxy Statement/Prospectus.

     The results of operations for the interim period presented are not necessarily indicative of the results to be expected for the full year. For ease of presentation, the periods ended March 27, 1998 and March 28, 1997 are referred to herein as ending March 31, 1998 and March 31, 1997, respectively.

2. BUSINESS LOAN AGREEMENT

     In December 1997, Claremont's business loan agreement (the "Agreement"), dated August 21, 1997, was amended to increase the total amount of available credit to $5,000 and to decrease the interest rate to the bank's reference rate, the offshore rate plus 1.75 percent of LIBOR plus 1.75 percent. In addition, the term of the Agreement, as amended, calls for the repayment of principal and interest in twenty successive monthly installments of $61 starting September 1, 1997. On March 31, 2000, any remaining principal and interest will be due. The line of credit portion of the Agreement has $3,000 available credit through September 1, 1998. At March 31, 1998, Claremont had no amounts outstanding under the Agreement.

3. SHAREHOLDER RIGHTS PLAN

     On February 5, 1998, the Board of Directors of Claremont entered into a Rights Agreement and declared a dividend distribution of one Right for each outstanding share of Claremont's Common Stock, no par value, on February 20, 1998. Each Right, when exercisable, entitles the registered holder to purchase from Claremont one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock") at a price of $82.50 per one-hundredth share, subject to adjustment. Initially, the Rights will be attached to all certificates representing shares of Claremont's Common Stock, and no separate certificates evidencing the Rights will be distributed. The Rights will separate from the Common Stock and a distribution of Rights certificates will occur upon the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding shares of Claremont's Common Stock (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person of 15 percent or more of the outstanding shares of Claremont's Common Stock (the earlier of such dates being called the "Distribution Date").

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 5, 2008, unless earlier redeemed or exchanged by Claremont. Claremont may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date, at a price of $0.01 per

                        CLAREMONT TECHNOLOGY GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Right (payable in cash, Common Stock of Claremont or other consideration deemed appropriate by the Board of Directors).

     On April 8, 1998 the Company entered into an Amendment (the "First Amendment") to the Rights Agreement dated February 5, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C. to the effect that neither Complete Business Solutions, Inc. ("CBSI") or any of their affiliates shall become an Acquiring Person (as defined in the Rights Agreement) by reason of the execution of a merger agreement. (See Note 6).

4. SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental disclosure of cash flow information is as follows:

                                                              NINE MONTHS ENDED
                                                                  MARCH 31,
                                                              -----------------
                                                               1998        1997
Cash paid during the period for income taxes................  $  875       $818
Cash paid during the period for interest....................      76        175
Stock issued in conjunction with acquisition................   2,295         --

5. EARNINGS PER SHARE

     Beginning December 31, 1997, basic earnings per share (EPS) and diluted EPS are computed using the methods prescribed by Statement of Financial Accounting Standard No. 128, Earnings per Share (SFAS 128). Basic EPS is calculated using the weighted average number of common shares outstanding for the period and diluted EPS is computed using the weighted average number of common shares and dilutive common equivalent shares outstanding. Prior period amounts have been restated to conform with the presentation requirements of SFAS 128. Following is a reconciliation of basic EPS and diluted EPS.

        THREE MONTHS ENDED MARCH 31,                     1998                        1997
        ----------------------------           -------------------------   ------------------------
                                                                   PER                        PER
                                               INCOME             SHARE    INCOME            SHARE
                                               (LOSS)    SHARES   AMOUNT   (LOSS)   SHARES   AMOUNT
BASIC EPS
Income (loss) available to Common
  Shareholders...............................  $(6,908)  8,690    $(0.79)  $1,296   7,913    $0.16
                                                                  ------                     -----
DILUTED EPS
Effect of dilutive stock options.............       --      --                 --   2,011
                                               ----------------            ---------------
Income (loss) available to Common
  Shareholders...............................  $(6,908)  8,690    $(0.79)  $1,296   9,924    $0.13
                                                                  ------                     -----

         NINE MONTHS ENDED MARCH 31,                     1998                        1997
         ---------------------------           -------------------------   ------------------------
                                                                   PER                        PER
                                               INCOME             SHARE    INCOME            SHARE
                                               (LOSS)    SHARES   AMOUNT   (LOSS)   SHARES   AMOUNT
BASIC EPS
Income (loss) available to Common
  Shareholders...............................  $(5,860)  8,530    $(0.69)  $3,813   7,366    $0.52
                                                                  ------                     -----
DILUTED EPS
Effect of dilutive stock options.............       --      --                 --   2,307
                                               ----------------            ---------------
Income (loss) available to Common
  Shareholders...............................  $(5,860)  8,530    $(0.69)  $3,813   9,673    $.040
                                                                  ------                     -----

6. SUBSEQUENT EVENT

     On April 9, 1998, Claremont announced the signing of a definitive merger agreement with CBSI for approximately 7.2 million shares of CBSI common stock, recently valued at approximately $285 million.

                        CLAREMONT TECHNOLOGY GROUP, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Completion of the merger is subject to governmental filings and formal approval of both CBSI's and Claremont shareholders. The merger is currently expected to close in the third calendar quarter of 1998. Based on CBSI's average per share closing price for the 20 consecutive trading days ending on the fourth full trading day prior to final closing of the merger, shareholders of Claremont Common Stock will receive between 0.617849 and 0.8359133 shares of CBSI Common Stock for each share of the Claremont's Common Stock. Based on a recent CBSI price of $30.219 per share, shareholders of Claremont's Common Stock would receive 0.8359133 shares of CBSI for each share of Claremont Common Stock held. The merger is expected to be accounted for as a pooling of interests.

                                                                         ANNEX A

                                   AGREEMENT

                                      AND

                                 PLAN OF MERGER

                                    BETWEEN

                        CLAREMONT TECHNOLOGY GROUP, INC.

                                      AND

                           CBSI ACQUISITION CORP. III

                                      AND

                       COMPLETE BUSINESS SOLUTIONS, INC.

                              DATED APRIL 8, 1998

                          AGREEMENT AND PLAN OF MERGER

                                                                              PAGE
                                                                              ----
                                   ARTICLE I


                                  THE MERGER

Section 1.1     Effective Time of the Merger................................     A-1
Section 1.2     Closing.....................................................     A-1
Section 1.3     Effects of the Merger.......................................     A-1
Section 1.4     Directors and Officers......................................     A-2

                                  ARTICLE II


                           CONVERSION OF SECURITIES

Section 2.1     Conversion of Capital Stock.................................     A-2
         (a)    Capital Stock of Sub........................................     A-2
         (b)    Cancellation of Treasury Stock and CBSI-Owned Stock.........     A-2
         (c)    Exchange Ratios for Claremont Common Stock..................     A-2
         (d)    Closing Value...............................................     A-3
         (e)    Conversion Number, Collar...................................     A-3
         (f)    Effect of Conversion........................................     A-3
         (g)    Claremont Stock Options.....................................     A-3
Section 2.2     Exchange of Certificates....................................     A-3
         (a)    Exchange Agent..............................................     A-3
         (b)    Exchange Procedures.........................................     A-3
         (c)    Distributions with Respect to Unexchanged Shares............     A-4
         (d)    No Further Ownership Rights in Claremont Common Stock.......     A-4
         (e)    No Fractional Shares........................................     A-4
         (f)    Termination of Exchange Fund................................     A-4
         (g)    No Liability................................................     A-4

                                  ARTICLE III


                  REPRESENTATIONS AND WARRANTIES OF CLAREMONT

Section 3.1     Organization, Good Standing, Power, Etc.....................     A-5
Section 3.2     Power, Due Authorization....................................     A-5
Section 3.3     No Consents.................................................     A-5
Section 3.4     No Conflict.................................................     A-5
Section 3.5     Securities Matters..........................................     A-5
Section 3.6     Brokers.....................................................     A-5
Section 3.7     SEC Reports.................................................     A-6
Section 3.8     No Material Change..........................................     A-6
Section 3.9     Registration Statement; Proxy Statement/Prospectus..........     A-6
Section 3.10    Opinion of Financial Advisor................................     A-6
Section 3.11    Agreements, Contracts and Commitments.......................     A-6
Section 3.12    Litigation..................................................     A-7
Section 3.13    Pooling of Interests........................................     A-7
Section 3.14    Claremont Capital Structure.................................     A-7
Section 3.15    Intellectual Property.......................................     A-7

                                       (i)

                                                                              PAGE
                                                                              ----
                                  ARTICLE IV


                REPRESENTATIONS AND WARRANTIES OF CBSI AND SUB

Section 4.1     Organization, Good Standing, Power, Etc.....................     A-8
Section 4.2     Merger Stock................................................     A-8
Section 4.3     Power, Due Authorization....................................     A-8
Section 4.4     No Consents.................................................     A-8
Section 4.5     No Conflict.................................................     A-8
Section 4.6     Securities Matters..........................................     A-9
Section 4.7     Brokers.....................................................     A-9
Section 4.8     SEC Reports.................................................     A-9
Section 4.9     No Material Change..........................................     A-9
Section 4.10    Registration Statement; Proxy Statement/Prospectus..........     A-9
Section 4.11    Opinion of Financial Advisor................................    A-10
Section 4.12    Agreements, Contracts and Commitments.......................    A-10
Section 4.13    Litigation..................................................    A-10
Section 4.14    Pooling of Interests........................................    A-10
Section 4.15    CBSI and Sub Capital Structure..............................    A-10
Section 4.16    Intellectual Property.......................................    A-11

                                  ARTICLE V


                             CONDUCT OF BUSINESS

Section 5.1     Covenants of Claremont......................................    A-11
Section 5.2     Covenants of CBSI...........................................    A-13
Section 5.3     Cooperation.................................................    A-14

                                  ARTICLE VI


                            ADDITIONAL AGREEMENTS

Section 6.1     No Solicitation.............................................    A-14
Section 6.2     Proxy Statement/Prospectus; Registration Statement..........    A-15
Section 6.3     Consents....................................................    A-15
Section 6.4     Shareholder Rights Plan.....................................    A-15
Section 6.5     Current Nasdaq Quotation....................................    A-15
Section 6.6     Access to Information.......................................    A-15
Section 6.7     Shareholders' Meetings......................................    A-15
Section 6.8     Legal Conditions to Merger..................................    A-16
Section 6.9     Public Disclosure...........................................    A-16
Section 6.10    Tax-Free Organization.......................................    A-16
Section 6.11    Pooling Accounting..........................................    A-16
Section 6.12    Affiliate Agreements........................................    A-16
Section 6.13    Nasdaq Quotation............................................    A-16
Section 6.14    Stock Options...............................................    A-16
Section 6.15    Brokers or Finders..........................................    A-17
Section 6.16    Indemnification.............................................    A-17
Section 6.17    Additional Agreements; Reasonable Efforts...................    A-18
Section 6.18    Hart Scott Rodino Filings...................................    A-18

                                 ARTICLE VII


                             CONDITIONS TO MERGER

Section 7.1     Conditions to Each Party's Obligation to Effect the
                Merger......................................................    A-19

                                      (ii)

                                                                              PAGE
                                                                              ----
         (a)    Shareholder Approval........................................    A-19
         (b)    Approvals...................................................    A-19
         (c)    Registration Statement......................................    A-19
         (d)    No Injunctions or Restraint; Illegality.....................    A-19
         (e)    Pooling Letters.............................................    A-19
         (f)    Hart Scott Rodino Filings...................................    A-19
         (g)    Nasdaq......................................................    A-19
Section 7.2     Additional Conditions to Obligations of CBSI and Sub........    A-19
         (a)    Representations and Warranties..............................    A-19
         (b)    Performance of Obligations of Claremont.....................    A-20
         (c)    Tax Opinion.................................................    A-20
         (d)    Blue Sky Laws...............................................    A-20
         (e)    Substantial Continuity of Workforce.........................    A-20
         (f)    Employment Agreements by Substantially All Vice
                Presidents..................................................    A-20
Section 7.3     Additional Conditions to Obligations of Claremont...........    A-20
         (a)    Representations and Warranties..............................    A-20
         (b)    Performance of Obligations of CBSI and Sub..................    A-20
         (c)    Tax Opinion.................................................    A-20

                                 ARTICLE VIII


                          TERMINATION AND AMENDMENT

Section 8.1     Termination.................................................    A-20
Section 8.2     Effect of Termination.......................................    A-21
Section 8.3     Fees and Expenses...........................................    A-21
Section 8.4     Amendment...................................................    A-22
Section 8.5     Extension; Waiver...........................................    A-22

                                  ARTICLE IX


                                MISCELLANEOUS

Section 9.1     Nonsurvival of Representations, Warranties and Agreements...    A-22
Section 9.2     Waiver......................................................    A-23
Section 9.3     Governing Law, Jurisdiction, Fees...........................    A-23
Section 9.4     Notices.....................................................    A-23
Section 9.5     Interpretation..............................................    A-23
Section 9.6     Counterparts................................................    A-23
Section 9.7     Entire Agreement; No Third Party Beneficiaries..............    A-24
Section 9.8     Governing Law...............................................    A-24
Section 9.9     Assignment..................................................    A-24

                                      (iii)

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of April 8, 1998, by and among Complete Business Solutions, Inc., a Michigan corporation ("CBSI"), CBSI Acquisition Corp. III, a Michigan corporation and a wholly-owned subsidiary of CBSI ("Sub") and Claremont Technology Group, Inc., an Oregon Corporation ("Claremont").

     WHEREAS, the Boards of Directors of CBSI, Sub and Claremont deem it advisable and in the best interests of each corporation and its respective shareholders that CBSI and Claremont combine in order to advance the long-term business interests of CBSI and Claremont;

     WHEREAS, the combination of CBSI and Claremont shall be effected by the terms of this Agreement through a transaction in which Sub will merge with and into Claremont, Claremont will become a wholly owned subsidiary of CBSI and the shareholders of Claremont will become shareholders of CBSI (the "Merger");

     WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a pooling of interests.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 Effective Time of the Merger. Subject to the provisions of this Agreement, Articles of Merger in such form as are required by the relevant provisions of the Oregon Business Corporation Act ("OBCA") (the "Articles of Merger") and a Certificate of Merger in such form as is required by the relevant provisions of the Michigan Business Corporation Act ("MBCA") shall be duly prepared, executed and acknowledged by Sub and Claremont and thereafter delivered to the Corporation Commissioner of the State of Oregon and the [Secretary of State?] for the State of Michigan for filing, as provided in the OBCA and MBCA, as soon as practicable on or after the Closing Date (as defined in Section 1.2). The Merger shall become effective upon the filing of the Articles of Merger with the State of Oregon and Certificate of Merger with the State of Michigan or at such time thereafter as is provided in the Articles of Merger and Certificate of Merger. (the "Effective Time").

     Section 1.2 Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m., P.S.T., on a date to be specified by CBSI and Claremont, which shall be no later than the second business day after satisfaction of the latest to occur of the conditions set forth in Sections 7.1, 7.2(b) (other than the delivery of the officers' certificate referred to therein) and 7.3(b) ((other than the delivery of the officers' certificate referred to therein) (provided that the other closing conditions set forth in Article VII have been met or waived as provided in Article VII at or prior to the Closing) (the "Closing Date"), at the offices of Ater Wynne Hewitt Dodson & Skerritt, LLP, 222 S.W. Columbia, Suite 1800, Portland, Oregon 97201, unless another date or place is agreed to in writing by CBSI and Claremont.

     Section 1.3  Effects of the Merger.

     (a) At the Effective Time (i) the separate existence of Sub shall cease and Sub shall be merged with and into Claremont (Sub and Claremont are sometimes referred to below as the "Constituent Corporations" and Claremont is sometimes referred to below as the "Surviving Corporation"), (ii) the Articles of Incorporation of Sub shall be the Articles of Incorporation of the Surviving Corporation, except that Article I thereof shall be amended to read as follows:
"The name of the corporation (the "Corporation") is Claremont

Technology Group, Inc.," and (iii) the Bylaws of Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation.

     (b) At and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all and singular rights, privileges, powers and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well as for stock subscriptions and all other things in action or belonging to each of the Constituent Corporations, shall be vested in the Surviving Corporation, and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of the Constituent Corporations, and the title to any real estate vested by deed or otherwise, in either of the Constituent Corporations, shall not revert or be in any way impaired; but all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations shall thereafter attach to the Surviving Corporation, and may be enforced against it to the same extent as if such debts and liabilities had been incurred by it.

     Section 1.4 Directors and Officers. The directors of Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, and the officers of Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed. Claremont's Senior Vice Presidents and Vice Presidents will retain their titles, which shall not be regarded as corporate titles unless expressly so awarded by the Surviving Corporation's Board of Directors following the merger.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

     Section 2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Common Stock, no par value, of Claremont ("Claremont Common Stock") or capital stock of Sub:

          (a) Capital Stock of Sub. Each issued and outstanding share of the capital stock of Sub shall be converted into and become one fully paid and nonassessable share of Common Stock, no par value, of the Surviving Corporation.

          (b) Cancellation of Treasury Stock and CBSI-Owned Stock. All shares of Claremont Common Stock owned by CBSI, Sub or any other wholly-owned Subsidiary (as defined below) of CBSI shall be cancelled and retired and shall cease to exist and no stock of CBSI or other consideration shall be delivered in exchange therefor. All shares of Common Stock, no par value, of CBSI ("CBSI Common Stock") owned by Claremont shall remain unaffected by the Merger. As used in this Agreement, the word "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, where the general partnership interests held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

          (c) Exchange Ratios for Claremont Common Stock. Subject to Section 2.2, each issued and outstanding share of Claremont Common Stock (other than shares to be cancelled in accordance with Section 2.1(b)) shall be converted into the right to receive the "Conversion Number" (as defined below) of fully paid and unassessable shares of CBSI Common Stock (subject to adjustment for any stock splits, stock dividends, recapitalizations, reclassifications and similar events which affect the Claremont Common Stock or the CBSI Common Stock).

          (d) Closing Value. The "Closing Value" shall mean the average of the per share closing trading prices for CBSI Common Stock (without weighting for trading volume) for the twenty consecutive trading days the last of which is the fourth full trading day before the Closing Date.

          (e) Conversion Number, Collar. The "Conversion Number" shall be that number of shares of CBSI common stock equal to $27.00 divided by the Closing Value. However, if the Closing Value is less than 85% of $38.00, the Conversion Number shall be fixed at .8359133 shares of CBSI Common Stock. If the Closing Value is more than 115% of $38.00, the Conversion Number shall be fixed at .617849 shares of CBSI Common Stock.

          (f) Effect of Conversion. All such shares of Claremont Common Stock when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the applicable number of shares of CBSI Common Stock (based on the Conversion Number) and any cash in lieu of fractional shares of CBSI Common Stock to be issued or paid in consideration therefor pursuant to subsection 2.2(e) upon the surrender of such certificate in accordance with Section 2.2, without interest.

          (g) Claremont Stock Options. At the Effective Time, all then-outstanding options to purchase Claremont Common Stock issued under Claremont's 1992 Stock Incentive Plan (the "Claremont Option Plans") will be assumed by CBSI in accordance with Section 6.13.

     Section 2.2 Exchange of Certificates. The procedures for exchanging outstanding shares of Claremont Common Stock for CBSI Common Stock pursuant to the Merger are as follows:

          (a) Exchange Agent. As of the Effective Time, CBSI shall deposit with a bank or trust company designated by CBSI and Claremont (the "Exchange Agent"), for the benefit of the holders of shares of Claremont Common Stock for exchange in accordance with this Section 2.2, through the Exchange Agent, certificates representing the shares of CBSI Common Stock (such shares of CBSI Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of Claremont Common Stock.

          (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Claremont Common Stock (each a "Certificate" and collectively, the "Certificates") whose shares were converted pursuant to Section 2.1 into the right to receive shares of CBSI Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as CBSI and Claremont may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of CBSI Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by CBSI, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of CBSI Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate so surrendered shall immediately be cancelled. In the event of a transfer of ownership of Claremont Common Stock which is not registered in the transfer records of Claremont, a certificate representing the proper number of shares of CBSI Common Stock may be issued to a transferee if the Certificate representing such Claremont Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

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          (c) Distributions with Respect to Unexchanged Shares.  No dividends or other distributions declared or made after the Effective Time with respect to CBSI Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of CBSI Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (e) below until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of CBSI Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of CBSI Common Stock to which such holder is entitled pursuant to subsection (e) below and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of CBSI Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of CBSI Common Stock.

          (d) No Further Ownership Rights in Claremont Common Stock. All shares of CBSI Common Stock issued upon the surrender for exchange of shares of Claremont Common Stock in accordance with the terms hereof (including any cash paid pursuant to subsection (c) or (e) of this Section 2.2) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Claremont Common Stock subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Claremont on such shares of Claremont Common Stock in accordance with the terms of this Agreement on or prior to the date hereof and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Claremont Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this
     Section 2.2.

          (e) No Fractional Shares. No certificate or scrip representing fractional shares of CBSI Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of CBSI. Notwithstanding any other provision of this Agreement, each holder of shares of Claremont Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of CBSI Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of CBSI Common Stock multiplied by the Closing Value.

          (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the shareholders of Claremont for one year after the Effective Time shall be delivered to CBSI, upon demand, and any shareholders of Claremont who have not previously complied with this
     Section 2.2 shall thereafter look only to CBSI for payment of their claim for CBSI Common Stock, any cash in lieu of fractional shares of CBSI Common Stock, and any dividends or distributions with respect to CBSI Common Stock.

          (g) No Liability. Neither CBSI nor Claremont shall be liable to any holder of shares of Claremont Common Stock or CBSI Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                                  ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF CLAREMONT

     In order to induce CBSI to enter into this Agreement, Claremont warrants to CBSI and Sub, subject to the matters set forth in the Claremont Disclosure Letter delivered herewith, as follows:

     Section 3.1 Organization, Good Standing, Power, Etc. Claremont is a corporation duly organized and validly existing under the laws of the State of Oregon, has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted, and is duly qualified and in good standing in each jurisdiction in which the failure to be so qualified would have a material adverse effect on the business, assets (including intangible assets), financial condition or results of operations ("Material Adverse Effect") of Claremont. Each of Claremont's subsidiaries is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted, and is duly qualified and in good standing in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Claremont.

     Section 3.2 Power, Due Authorization. Claremont has the power and authority to execute and deliver this Agreement and to perform all of its obligations hereunder in accordance with the terms hereof, and all necessary corporate action to authorize the consummation of the transactions contemplated by this Agreement on the part of Claremont has been duly and effectively taken, including, without limiting the generality of the foregoing, the approval thereof by the Board of Directors of Claremont, excepting only the approval of the shareholders of Claremont.

     Section 3.3 No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Claremont in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing by CBSI of a Registration Statement on Form S-4 with the Securities and Exchange Commission ("SEC") in accordance with the Securities Act of 1933, as amended (the "Securities Act"),
(ii) the filing of the Articles of Merger with the Oregon Corporation Commissioner, (iii) the filing of a Joint Proxy Statement with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, and under the federal Hart Scott Rodino Premerger Notification Act, and the laws of any foreign country and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have a Material Adverse Effect on Claremont.

     Section 3.4 No Conflict. Neither the execution and delivery of this Agreement nor the performance of Claremont's obligations hereunder will (i) violate any provision of the Articles of Incorporation or Bylaws of Claremont,
(ii) violate any material provision of any applicable statute or law or any judgment, decree, order, regulation or rule of any court or governmental body applicable to Claremont, or (iii) constitute a material breach or default (or an event which, with notice or lapse of time or both, would constitute a material default) under any material contract, commitment, agreement, lease or other obligation to which Claremont is a party.

     Section 3.5 Securities Matters. Claremont has delivered (or will deliver) to CBSI copies of the proxy statement and all other written materials sent or made available or to be sent or made available to the holders of its capital stock in connection with this Agreement and the Merger. The proxy statement notice and such other material complied with or will comply in all material respects with the applicable requirements of the OBCA and applicable federal and state securities laws and did not (or will not) contain any untrue statement of a material fact or omit to state any material fact necessary, in light of the circumstances, in order to make the statements therein not misleading, provided that in the proxy material delivered or to be delivered to its shareholders, Claremont has relied or will rely upon CBSI with respect to factual matters concerning CBSI and Sub contained in such material, and with respect to matters as to which such reliance is made, Claremont represents and warrants only that Claremont has or will accurately and completely present such factual matters concerning CBSI as CBSI provided to it for that purpose.

     Section 3.6 Brokers. Other than Donaldson, Lufkin & Jenrette, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Claremont.

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

     Section 3.7  SEC Reports.

     (a) Claremont has filed with the SEC all reports (the "Claremont SEC Reports") required to be filed by it under the Exchange Act. Claremont has furnished to CBSI or will furnish to CBSI on request prior to the Closing a copy of all Claremont SEC Reports. All of the Claremont SEC Reports filed by Claremont complied in all material respects with the requirements of the Exchange Act. None of the Claremont SEC Reports contained, as of the respective dates thereof, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made. All financial statements contained in the Claremont SEC Reports have been prepared in accordance with generally accepted accounting principles consistently applied throughout the applicable periods ("GAAP"). Each consolidated balance sheet included in the Claremont SEC Reports presents fairly in accordance with GAAP the consolidated financial position of Claremont as of the date of such balance sheet, and each consolidated statement of operations, shareholders' equity and cash flows presents fairly in accordance with GAAP the consolidated results of operations, shareholders' equity and cash flow of Claremont for the periods then ended.

     (b) No event has occurred since December 31, 1997 which requires the filing of a Claremont SEC Report that has not heretofore been filed and furnished to CBSI, excepting only the end of the third quarter of Claremont's fiscal year 1998 on March 31, 1998. There are no material liabilities of Claremont that have not been disclosed in the SEC reports, except as are disclosed in the Disclosure Letter.

     Section 3.8 No Material Change. As of the date hereof, there has been no material adverse change in Claremont's financial condition, results of operations, business or prospects since December 31, 1997, nor will there be any material adverse change in Claremont's financial condition, results of operations, business or prospects from the date hereof through the Effective Time except such as are promptly disclosed to CBSI.

     Section 3.9 Registration Statement; Proxy Statement/Prospectus. The written information supplied by Claremont for inclusion in the registration statement on Form S-4 pursuant to which shares of CBSI Common Stock issued in the Merger will be registered with the SEC (the "Registration Statement"), shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The written information supplied by Claremont for inclusion in the joint proxy statement/prospectus to be sent to the shareholders of CBSI and Claremont in connection with the meeting of Claremont's shareholders to consider this Agreement and the Merger (the Claremont Shareholders' Meeting") and in connection with the meeting of CBSI's shareholders (the "CBSI Shareholders' Meeting") to consider the issuance of shares of CBSI Common Stock pursuant to the Merger (the "Joint Proxy Statement") shall not, on the date the Joint Proxy Statement is first mailed to shareholders of Claremont or CBSI, at the time of the Claremont Shareholders' Meeting and the CBSI Shareholders' Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Joint Proxy Statement not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the CBSI or Claremont Shareholders' Meetings which has become false or misleading. If at any time prior to the Effective Time any event relating to Claremont or any of its Affiliates (as defined in Section 6.11), officers or directors should be discovered by Claremont which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, Claremont shall promptly inform CBSI.

     Section 3.10 Opinion of Financial Advisor. The financial advisor of Claremont, Donaldson, Lufkin & Jenrette, has delivered to Claremont an opinion dated the date of this Agreement to the effect that the aggregate Merger consideration to be received by the holders of the issued and outstanding Common Stock of Claremont is fair in the aggregate from a financial point of view to the equity holders of Claremont as a group.

     Section 3.11 Agreements, Contracts and Commitments. Claremont is not in breach of, nor has it received in writing any claim or threat that it has breached, any of the terms or conditions of any agreement, contract or commitment with any Claremont customer that represents revenue of or in excess of $250,000 in calendar year 1998 ("Claremont Material Contracts") in such a manner as would permit any other party to cancel or terminate the same or would permit any other party to seek material damages from Claremont under any Claremont Material Contract. Except as set forth on the Claremont Disclosure Letter, on which all Claremont Material Contracts are listed, each Claremont Material Contract that has not expired or been terminated is in full force and effect and is not subject to any material default thereunder of which Claremont is aware by any party obligated to Claremont pursuant to the Claremont Material Contract. Claremont's twenty largest revenue customers (as judged from anticipated 1998 revenue) are listed in the Disclosure Letter. Claremont has no reason to believe any of its twenty largest customers will terminate its relationship with Claremont within one year from the date hereof.

     Section 3.12 Litigation. Except as described in the Claremont SEC Reports, there is no action, suit or proceeding, claim, arbitration or investigation against Claremont pending, or as to which Claremont has received any written notice of assertion, or as to which Claremont has a reasonable basis to believe it will be asserted or brought, which is reasonably likely to have a Material Adverse Effect on Claremont, or a material adverse effect on the ability of Claremont to consummate the transactions contemplated by this Agreement.

     Section 3.13 Pooling of Interests. Neither Claremont nor any of its Affiliates has, through the date of this Agreement, taken or agreed to take any action which would prevent CBSI from accounting for the business combination to be effected by the Merger as a pooling of interests.

     Section 3.14  Claremont Capital Structure.

     (a) The authorized capital stock of Claremont consists of 25,000,000 shares of Common Stock, no par value, and 10,000,000 shares of preferred stock, no par value ("Claremont Preferred Stock"). As of March 31, 1998, 8,981,240 shares of Claremont Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Claremont Preferred Stock were issued and outstanding, (iii) 2,119,468 shares of Claremont Common Stock were reserved for future issuance pursuant to stock options granted and outstanding under the Claremont Option Plans, and (iv) no shares of Claremont Common Stock were reserved for future issuance pursuant to outstanding warrants to purchase Claremont Common Stock. No material change in such capitalization has occurred between March 31, 1998, and the date of this Agreement. All shares of Claremont Common Stock subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in the Claremont Disclosure Letter, there are no obligations, contingent or otherwise, of Claremont to repurchase, redeem or otherwise acquire any shares of Claremont Common Stock or Claremont Preferred Stock or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

     (b) Except as set forth in this Section 3.14 or as reserved for future grants of options under the Claremont Option Plans, there are no equity securities of any class of Claremont, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in this Section 3.14 or in the Claremont Disclosure Letter, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Claremont is a party or by which it is bound obligating Claremont to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Claremont or obligating Claremont to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. To the best knowledge of Claremont, there are no voting trusts, proxies or other agreements or understandings with respect to the shares of capital stock of Claremont.

     Section 3.15  Intellectual Property

     (a) Claremont owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications for such patents, trademarks, trade names, service marks and copyrights, processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of Claremont as currently conducted, or proposed to be conducted, the
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

absence of which would be reasonably likely to have a Material Adverse Effect on Claremont (the "Claremont Intellectual Property Rights").

     (b) Claremont is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Claremont Intellectual Property Rights or the intellectual property rights of any third party, the breach of which would be reasonably likely to have a Material Adverse Effect on Claremont.

     (c) To Claremont's knowledge, all patents, registered trademarks, service marks and copyrights held by Claremont are valid and subsisting. Except as set forth on the Claremont Disclosure Letter, Claremont (i) has not been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party; and (ii) has no knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which such infringement would reasonably be expected to have a Material Adverse Effect on Claremont.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF CBSI AND SUB

     In order to induce Claremont to enter into this Agreement, CBSI and Sub warrant to Claremont, subject to the matters set forth in the CBSI Disclosure Letter delivered herewith, as follows:

     Section 4.1 Organization, Good Standing, Power, Etc. CBSI is a corporation duly organized and validly existing under the laws of the State of Michigan, and Sub is a corporation duly organized and validly existing under the laws of the State of Oregon. Each of CBSI and Sub has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted, and is duly qualified and in good standing in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on CBSI.

     Section 4.2 Merger Stock. The shares of common stock of CBSI to be issued to the shareholders of Claremont in connection with the Merger will have been duly authorized prior to the effective time by all necessary corporate action by CBSI and, when issued and delivered by CBSI pursuant to this Agreement, will be validly issued, fully paid and non-assessable.

     Section 4.3 Power, Due Authorization. Each of CBSI and Sub has the power and authority to execute and deliver this Agreement and to perform all of its obligations hereunder in accordance with the terms hereof, and all necessary corporate action to authorize the consummation of the transactions contemplated by this Agreement on the part of each of CBSI and Sub has been duly and effectively taken, including, without limiting the generality of the foregoing, the approval thereof by the Boards of Directors of CBSI and Sub and by CBSI as the sole shareholder of Sub, excepting only the approval of the Shareholders of CBSI.

     Section 4.4 No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to CBSI or Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing by CBSI of a Registration Statement on Form S-4 with the SEC in accordance with the Securities Act, (ii) the filing of the Articles of Merger with the Oregon Corporation Commissioner, (iii) the filing of a Joint Proxy Statement with the SEC in accordance with the Exchange Act, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, and under the federal Hart Scott Rodino Premerger Notification Act, and the laws of any foreign country and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have a Material Adverse Effect on CBSI or Sub.

     Section 4.5 No Conflict. Neither the execution and delivery of this Agreement nor the performance of CBSI's or Sub's obligations hereunder will (i) violate any provision of the Articles of Incorporation or Bylaws

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

of CBSI or Sub, (ii) violate any material provision of any applicable statute or law or any judgment, decree, order, regulation or rule of any court or governmental body applicable to CBSI or Sub, or (iii) constitute a material breach or default (or an event which, with notice or lapse of time or both, would constitute a material default) under any material contract, commitment, agreement, lease or other obligation to which CBSI or Sub is a party.

     Section 4.6 Securities Matters. CBSI has delivered (or will deliver) to Claremont copies of the proxy statement and all other written materials sent or made available or to be sent or made available to the holders of its capital stock in connection with this Agreement and the Merger. The proxy statement notice and such other material complied with or will comply in all material respects with the applicable requirements of the MBCA and applicable federal and state securities laws and did not (or will not) contain any untrue statement of a material fact or omit to state any material fact necessary, in light of the circumstances, in order to make the statements therein not misleading, provided that in the proxy material delivered or to be delivered to its shareholders, CBSI has relied or will rely upon Claremont with respect to factual matters concerning Claremont contained in such material, and with respect to matters as to which such reliance is made, CBSI represents and warrants only that CBSI has or will accurately and completely present such factual matters concerning Claremont as Claremont provided to it for that purpose.

     Section 4.7 Brokers. Other than UBS Securities LLC, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of CBSI.

     Section 4.8  SEC Reports.

     (a) CBSI has filed with the SEC all reports (the "CBSI SEC Reports") required to be filed by it under the Exchange Act. All of the CBSI SEC Reports filed by CBSI complied in all material respects with the requirements of the Exchange Act. None of the CBSI SEC Reports contained as of the respective dates thereof, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made. All financial statements contained in the CBSI SEC Reports have been prepared in accordance with GAAP consistently applied throughout the applicable periods. Each consolidated balance sheet included in the CBSI SEC Reports presents fairly in accordance with GAAP the consolidated financial position of CBSI as of the date of such balance sheet, and each consolidated statement of operations, shareholders' equity and cash flows presents fairly in accordance with GAAP the consolidated results of operations, shareholders' equity and cash flow of CBSI for the periods then ended.

     (b) No event has occurred since December 31, 1997 which requires the filing of a CBSI SEC Report that has not heretofore been filed and furnished to Claremont, excepting only the end of the first quarter of CBSI's fiscal year ending on March 31, 1998. There are no material liabilities of CBSI that have not been disclosed in the CBSI SEC Reports, except as are disclosed in the Disclosure Letter.

     Section 4.9 No Material Change. As of the date hereof, there has been no material adverse change in CBSI's financial condition, results of operations, business or prospects since December 31, 1997, nor will there be any material adverse change in CBSI's financial condition, results of operations, business or prospects from the date hereof through the Effective Time except such as are promptly disclosed to Claremont.

     Section 4.10 Registration Statement; Proxy Statement/Prospectus. The written information supplied by CBSI for inclusion in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied by CBSI for inclusion in the Joint Proxy Statement shall not, on the date the Joint Proxy Statement is first mailed to shareholders of CBSI or Claremont, at the time of the CBSI Shareholders' Meeting and Claremont Shareholders' Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the

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

Joint Proxy Statement not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the CBSI or Claremont Shareholders' Meetings which has become false or misleading. If at any time prior to the Effective Time any event relating to CBSI or any of its Affiliates, officers or directors should be discovered by CBSI which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, CBSI shall promptly inform Claremont.

     Section 4.11 Opinion of Financial Advisor. The financial advisor of CBSI, UBS Securities LLC, has delivered, or will deliver within two business days of the date hereof, to CBSI an opinion dated the date of this Agreement to the effect that the financial terms of the Merger are fair to CBSI from a financial point of view.

     Section 4.12 Agreements, Contracts and Commitments. CBSI is not in breach of,nor has it received in writing any claim or threat that it has breached, any of the terms or conditions of any agreement, contract or commitment with any CBSI customer that represents revenue of or in excess of $1,000,000 in calendar year 1998 ("CBSI Material Contracts") in such a manner as would permit any other party to cancel or terminate the same or would permit any other party to seek material damages from CBSI under any CBSI Material Contract. Except as set forth on the Disclosure Letter, on which all CBSI Material Contracts are listed, each CBSI Material Contract that has not expired or been terminated is in full force and effect and is not subject to any material default hereunder of which CBSI is aware by any party obligated to CBSI pursuant to the CBSI Material Contract. CBSI's twenty largest revenue customers (as judged from anticipated 1998 revenue) are listed in the Disclosure Letter. CBSI has no reason to believe any of its twenty largest customers will terminate their relationship with CBSI within one year from the date hereof.

     Section 4.13 Litigation. Except as described in the CBSI SEC Reports, there is no action, suit or proceeding, claim, arbitration or investigation against CBSI pending or as to which CBSI has received any written notice of assertion, or as to which CBSI has a reasonable basis to believe it will be asserted or brought, which is reasonably likely to have a Material Adverse Effect on CBSI and its Subsidiaries, taken as a whole, or a material adverse effect on the ability of CBSI to consummate the transactions contemplated by this Agreement.

     Section 4.14 Pooling of Interests. Neither CBSI nor any of its Affiliates has, through the date of this Agreement, taken or agreed to take any action which would prevent CBSI from accounting for the business combination to be effected by the Merger as a pooling of interests.

     Section 4.15  CBSI and Sub Capital Structure.

     (a) The authorized capital stock of CBSI consists of 30,000,000 shares of Common Stock, no par value, and 1,000,000 shares of Preferred Stock, no par value ("CBSI Preferred Stock"). As of March 31, 1998 (i) 26,996,408 shares of CBSI Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of CBSI Preferred Stock were issued and outstanding, (iii) no shares of CBSI Common Stock were held in the treasury of CBSI or by Subsidiaries of CBSI, (iv) 3,247,454 shares of CBSI Common Stock were reserved for future issuance pursuant to stock options granted and outstanding under the CBSI Option Plans, and (v) no shares of CBSI Common Stock were reserved for future issuance pursuant to outstanding warrants to purchase CBSI Common Stock. The authorized capital stock of Sub consists of 60,000 shares of Common Stock, no par value. As of April 7, 1998 there are, and as of Closing there will be, 100 shares of Sub Common Stock issued and outstanding, all of which are validly issued, fully paid and nonassessable. No material change in such capitalization has occurred between March 31, 1998, and the date of this Agreement. All shares of CBSI Common Stock subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they were issuable, shall be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of CBSI or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of CBSI Common Stock or the capital stock of any Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of bank obligations of Subsidiaries entered into in the ordinary course of business. All of the outstanding shares of capital stock of each of CBSI's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares in the case of foreign subsidiaries) are owned by CBSI or another Subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in CBSI's voting rights, charges or other encumbrances of any nature.

     (b) Except as set forth in this Section 4.15 or as reserved for future grants of options under the CBSI Option Plans or the CBSI Director Option Plan, there are no equity securities of any class of CBSI or any of its Subsidiaries, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in this
Section 4.15 or in the CBSI Disclosure Letter, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which CBSI or any of its Subsidiaries is a party or by which it is bound obligating CBSI or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of CBSI or any of its Subsidiaries or obligating CBSI or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. To the best knowledge of CBSI, there are no voting trusts, proxies or other agreements or understandings with respect to the shares of capital stock of CBSI.

     Section 4.16  Intellectual Property.

     (a) CBSI owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications for such patents, trademarks, trade names, service marks and copyrights, processes, formulae, methods, schematics, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are necessary to conduct the business of CBSI as currently conducted or proposed to be conducted, the absence of which would be reasonably likely to have a Material Adverse Effect on CBSI and the Subsidiaries, taken as a whole (the "CBSI Intellectual Property Rights").

     (b) CBSI is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the CBSI Intellectual Property Rights or any third party's intellectual property rights, the breach of which would be reasonably likely to have a Material Adverse Effect on CBSI and its Subsidiaries, taken as a whole.

     (c) To CBSI's knowledge, all patents, registered trademarks, service marks and copyrights held by CBSI are valid and subsisting. Except as set forth in the CBSI Disclosure Letter, CBSI (i) has not been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party; and (ii) has no knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which such infringement would be reasonably likely to have a Material Adverse Effect on CBSI and its Subsidiaries, taken as a whole.

                                   ARTICLE V

                              CONDUCT OF BUSINESS

     Section 5.1 Covenants of Claremont. During the period from the date of this Agreement and continuing until the earlier of the termination of the Agreement or the Effective Time, Claremont shall and shall cause each of its Subsidiaries (except to the extent that CBSI shall otherwise consent in writing), to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and taxes when due, subject to good faith disputes over such debts or taxes, to pay or perform other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Claremont shall promptly notify CBSI of any material event or occurrence not in the ordinary course of business of Claremont. Except as expressly contemplated by this Agreement, subject to Section 6.1, Claremont shall not, and shall not permit its Subsidiaries to, without the prior written consent of CBSI:

          (a) Accelerate, amend or change the period of exercisability of options or restricted stock granted under any employee stock plan of such party or authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date of this Agreement.

          (b) Transfer or license to any person or entity or otherwise extend, amend or modify any rights to any Claremont intellectual property, other than in the ordinary course of business consistent with past practices;

          (c) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of such party, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service by such party;

          (d) Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the grant of options under the Claremont Option Plans consistent with past practices to employees or consultants and not exceeding in the aggregate 50,000 shares,
     (ii) the issuance of shares of Claremont Common Stock issuable upon exercise of options granted under the Claremont Option Plans, which options are outstanding on the date hereof, or (ii) the repurchase of shares of Common Stock from terminated employees pursuant to the terms of outstanding stock restriction or similar agreements.

          (e) Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets other than in the ordinary course of business;

          (f) Sell, lease, license or otherwise dispose of any of its properties or assets which are material, individually or in the aggregate, to the business of Claremont, except in the ordinary course of business;

          (g) (i) Increase or agree to increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees in accordance with past practices, (ii) grant any severance or termination pay to, or enter into any employment or severance agreement, with any employee, except in accordance with past practices,
     (iii) enter into any collective bargaining agreement, (iv) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

          (h) Revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          (i) Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities or guarantee any debt securities of others, other than indebtedness incurred under outstanding lines of credit consistent with past practice;

          (j) Amend or propose to amend its Articles of Incorporation or Bylaws; or

          (k) Take, or agree in writing or otherwise to take, any of the actions described in Sections (a) through (j) above, or any action which is reasonably likely to make any of Claremont's representations or warranties contained in this Agreement untrue or incorrect in any material respect on the date made (to the extent so limited) or as of the Effective Time.

     Section 5.2 Covenants of CBSI. During the period from the date of this Agreement and continuing until the earlier of the termination of the Agreement or the Effective Time, CBSI shall, and shall cause its subsidiaries (including without limitation Sub) (except to the extent that Claremont shall otherwise consent in writing), to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. CBSI shall promptly notify Claremont of any event or occurrence not in the ordinary course of business of CBSI. Except as expressly contemplated by this Agreement, CBSI shall not (and shall not permit any of its Subsidiaries to), without the prior written consent of Claremont;

     (a) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of such party, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service by such party;

     (b) Transfer or license to any person or entity or otherwise extend, amend or modify any rights to the CBSI's intellectual property other than in the ordinary course of business consistent with past practices;

     (c) Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the grant of options under the CBSI 1996 Stock Option Plan ("CBSI Option Plans") consistent with past practices to employees or consultants and in an aggregate not exceeding 600,000 shares, or
(ii) the issuance of shares of Common Stock issuable upon exercise of options granted under the CBSI Option Plans, or (iii) options issued in connection with a transaction permitted by Section 5.2(d), or (iv) the repurchase of shares of CBSI Common Stock from terminated employees or consultants;

     (d) Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division, or otherwise acquire or agree to acquire any assets, which, in each case, would delay the consummation of the Merger;

     (e) Sell, lease, license or otherwise dispose of any of its properties or assets which are material, individually or in the aggregate, to the business of CBSI and its Subsidiaries, taken as a whole, except for lease financing arrangements and transactions entered into in the ordinary course of business;

     (f) Amend or proposed to amend its Articles of Incorporation or Bylaws, except as contemplated by this Agreement;

     (g) Increase or agree to increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees in accordance with past practices, (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, officers, (iii) grant any severance or termination pay to, or enter into any employment or severance agreement, with any employee, except in accordance with past practices, (iv) enter into any collective bargaining agreement, (v) except as contemplated by this Agreement, establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

     (h) Revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

     (i) Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of CBSI or any of its Subsidiaries or guarantee any debt securities of others, other than indebtedness incurred under outstanding lines of credit consistent with past practice; or

     (j) Take, or agree in writing or otherwise to take, any of the actions described in Sections (a) through (i) above, or any action which is reasonably likely to make any of CBSI's representations or warranties contained in this Agreement untrue or incorrect in any material respect on the date made (to the extent so limited) or as of the Effective Time.

     Section 5.3 Cooperation. Subject to compliance with applicable law, from the date hereof until the Effective Time, each of CBSI and Claremont shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations and shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Entity in connection with this Agreement, the Merger and the transactions contemplated hereby.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     Section 6.1 No Solicitation.

     (a) Claremont shall not, directly or indirectly, through any officer, director, employee, representative or agent, (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving Claremont, other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"), engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, or (iii) agree to, approve or recommend any Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Claremont or its Board of Directors from (A) furnishing public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such person or entity or recommending an unsolicited bona fide written Acquisition Proposal to the shareholders of Claremont, if and only to the extent that (1) the Board of Directors of Claremont believes in good faith (after consultation with its financial adviser) that such Acquisition Proposal would, if consummated, result in a transaction more favorable to Claremont's shareholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Superior Proposal") and the Board of Directors of Claremont determines in good faith after consultation with outside legal counsel that such action is necessary for Claremont to comply with its fiduciary duties to shareholders under applicable law, and (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, such Board of Directors receives from such person or entity an executed confidentiality agreement with terms no less favorable to such party than those contained in the Confidentiality Agreement dated March 9, 1998, between CBSI and Claremont (the "Confidentiality Agreement"); or (B) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

     (b) Claremont shall notify CBSI in writing immediately after receipt by Claremont (or its advisors) of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of Claremont by any person or entity that informs Claremont that it is considering making, or has made, an Acquisition Proposal.

     Section 6.2  Proxy Statement/Prospectus; Registration Statement.

     (a) As promptly as practical after the execution of this Agreement, CBSI and Claremont shall prepare and file with the SEC the Joint Proxy Statement, and CBSI shall prepare and file with the SEC the Registration Statement, in which the Joint Proxy Statement will be included as a prospectus. CBSI and Claremont shall use all reasonable efforts to cause the Registration Statement to become effective as soon after such filing as practical. Unless otherwise required to comply with the applicable fiduciary duties of the respective directors of Claremont and CBSI, determined by such directors in good faith after consultation with and based upon the advice of independent legal counsel, the Joint Proxy Statement shall include the recommendation of the Board of Directors of Claremont in favor of this Agreement and the Merger and the recommendation of the Board of Directors of CBSI in favor of the issuance of shares of CBSI Common Stock pursuant to the Merger.

     (b) CBSI and Claremont shall make all necessary filings with respect to the Merger under the Securities Act and the Exchange Act and applicable state blue sky laws and the rules and regulations thereunder.

     Section 6.3 Consents. Each of CBSI and Claremont shall use all reasonable efforts to obtain all necessary consents, waivers and approvals under any of CBSI's or Claremont's material agreements, contracts, licenses or leases in connection with the Merger.

     Section 6.4 Shareholder Rights Plan. As soon as possible, and in any event prior to the Effective Time, Claremont shall take such steps as may be required and sufficient either to redeem the outstanding rights under its Shareholder Rights Plan or to amend that plan so as to prevent its application to this transaction, without cost to CBSI.

     Section 6.5 Current Nasdaq Quotation. Each of CBSI and Claremont agrees to continue the quotation of CBSI Common Stock and Claremont Common Stock, respectively, on the Nasdaq National Market during the term of the Agreement so that, to the extent necessary, appraisal rights will not be available to shareholders of Claremont under Section 60.554 of the OBCA.

     Section 6.6 Access to Information. Upon reasonable notice, Claremont and CBSI shall each (and CBSI shall cause each of its Subsidiaries) to afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of Claremont and CBSI shall (and CBSI shall cause each of its Subsidiaries) to furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.5 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations or the parties to consummate the Merger.

     Section 6.7  Shareholders' Meetings.

     (a) Claremont and CBSI each shall call a meeting of its respective shareholders to be held as promptly as practicable for the purpose of voting, in the case of Claremont, upon this Agreement and the Merger and, in the case of CBSI, upon the increase in authorized common stock in order to effect the Merger and the issuance of shares of CBSI Common Stock pursuant to the Merger (the "CBSI Voting Proposal"). Subject to Sections 6.1 and 6.2, Claremont and CBSI will, through their respective Boards of Directors recommend to their respective shareholders approval of such matters and will coordinate and cooperate with respect to the timing of such meetings and shall use their best efforts to hold such meetings on the same day and as soon as practicable after the date hereof. Unless otherwise required to comply with the applicable fiduciary duties of the respective directors of Claremont and CBSI, as determined by such directors in good faith after consultation with and based upon the advice of independent legal counsel, each party shall use all reasonable efforts to solicit from shareholders of such party proxies in favor of such matters.

     (b) CBSI shall also propose to its shareholders at the CBSI Shareholders' Meeting or at an earlier-called meeting, as proposals separate from the CBSI Voting Proposal, (i) an amendment to the CBSI Articles of Incorporation to increase the number of authorized shares of CBSI Common Stock to 200,000,000 and
(ii) to increase the number of shares of CBSI Common Stock reserved for issuance under the CBSI Stock Option Plans by 4,000,000 shares of CBSI Common Stock.

     Section 6.8 Legal Conditions to Merger. Each of CBSI and Claremont will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Merger (which actions shall include, without limitation, furnishing all information required in connection with approvals of or filings with any other Governmental Entity) and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with the Merger. Each of CBSI and Claremont will, and CBSI will cause its Subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public third party, required to be obtained or made by CBSI or any of its Subsidiaries or Claremont in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

     Section 6.9 Public Disclosure. CBSI and Claremont shall agree with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to such agreement, except as may be required by law.

     Section 6.10 Tax-Free Organization. CBSI and Claremont shall each use its best efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code.

     Section 6.11 Pooling Accounting. CBSI and Claremont shall each use its best efforts to cause the business combination to be effected by the Merger to be accounted for as a pooling of interests. Each of CBSI and Claremont shall use its best efforts (i) to cause its respective Affiliates not to take any action that would adversely affect the ability of CBSI to account for the business combination to be effected by the Merger as a pooling of interests and (ii) to cause its respective Affiliates to sign and deliver to CBSI a customary "pooling letter" in form and substance agreed upon by Claremont and CBSI.

     Section 6.12 Affiliate Agreements. Upon the execution of this Agreement, CBSI and Claremont will provide each other with a list of those persons who are, in CBSI's or Claremont's respective reasonable judgment, "affiliates" of CBSI or Claremont, respectively, within the meaning of Rule 145 (each such person who is an "affiliate" of CBSI or Claremont within the meaning of Rule 145 is referred to as an "Affiliate") promulgated under the Securities Act ("Rule 145"). CBSI and Claremont shall provide each other such information and documents as Claremont or CBSI shall reasonably request for purposes of reviewing such list and shall notify the other party in writing regarding any change in the identity of its Affiliates prior to the Closing Date. Claremont shall use its best efforts to deliver or cause to be delivered to CBSI by May 31, 1998 (and in any case shall deliver to CBSI prior to the Effective Time) from each of the Affiliates of Claremont, an executed Affiliate Agreement, in form and substance satisfactory to CBSI and Claremont, by which such Affiliate of Claremont agrees to comply with the applicable requirements of Rule 145 ("Affiliates Agreement"). CBSI shall be entitled to place appropriate legends on the certificates evidencing any CBSI Common Stock to be received by such Affiliates of Claremont pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the CBSI Common Stock, consistent with the terms of the Affiliates Agreements.

     Section 6.13 Nasdaq Quotation. CBSI shall use its best efforts to cause the shares of CBSI Common Stock to be issued in the Merger to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, prior to the Closing Date.

     Section 6.14  Stock Options.

     (a) At the Effective Time, each outstanding option to purchase shares of Claremont Common Stock (a "Claremont Stock Option") under the Claremont Option Plans shall be assumed by CBSI and shall thereafter constitute an option to acquire, on the same terms and conditions as were applicable under the Claremont

Stock Option the same number of shares of CBSI Common Stock as the holder of such Claremont Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (rounded down to the nearest whole number), at a price per share equal to (y) the aggregate exercise price for the shares of Claremont Common Stock otherwise purchasable pursuant to such Claremont Stock Option divided by
(z) the number of full shares of CBSI Common Stock deemed purchasable pursuant to such CBSI Stock Option in accordance with the foregoing; provided, however, that, in the case of any Claremont Stock Option to which Section 422 of the Code applies ("incentive stock options"), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code.

     (b) As soon as practicable after the Effective Time, CBSI shall deliver to the participants in the Claremont Option Plans appropriate notice setting forth such participants' rights pursuant thereto and the grants pursuant to the Claremont Option Plans shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.13 after giving effect to the Merger). CBSI shall comply with the terms of the Claremont Option Plans and ensure, to the extent required by, and subject to the provisions of, such Claremont Option Plans, that Claremont Stock Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time.

     (c) CBSI shall take all corporate action necessary to reserve for issuance a sufficient number of shares of CBSI Common Stock for delivery under Claremont Stock Options assumed in accordance with this Section 6.13. As soon as practicable after the Effective Time, CBSI shall file a registration statement or registration statements on Form S-8 (or any successor or other appropriate forms), or another appropriate form with respect to the shares of CBSI Common Stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, CBSI shall administer Claremont Stock Options assumed pursuant to this Section 6.13 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the Claremont Option Plans complied with the such rule prior to the Merger.

     Section 6.15 Brokers or Finders. Each of CBSI and Claremont represents, as to itself, its Subsidiaries and its Affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement except Donaldson, Lufkin & Jenrette, whose fees and expenses will be paid by Claremont in accordance with Claremont's agreement with such firm (copies of which have been delivered by Claremont to CBSI prior to the date of this Agreement), and except UBS Securities LLC, whose fees and expenses will be paid by CBSI in accordance with CBSI's agreement with such firm, and each of CBSI and Claremont agrees to indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such party or its Affiliate.

     Section 6.16  Indemnification.

     (a) Claremont shall and, from and after the Effective Time, CBSI and the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer, director or employee of Claremont or any of its Subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, or employee of Claremont or any of its Subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities") including, without limitation, all losses, claims, damages, costs, expenses, liabilities or judgments based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case to the full extent a corporation is permitted under the OBCA to indemnify its own directors, officers and employees, as the case may be (Claremont, CBSI and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition by any such action or proceeding to each Indemnified Party to the full extent permitted by law upon receipt of any undertaking contemplated by Section 60.397 of the OBCA). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective
Time), (i) the Indemnified Parties may retain counsel satisfactory to them and Claremont (or them and CBSI and the Surviving Corporation after the Effective Time, (ii) Claremont (or after the Effective Time, CBSI and the Surviving Corporation) shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (ii) Claremont (or after the Effective Time, CBSI and the Surviving Corporation) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that none of Claremont, CBSI or the Surviving Corporation shall be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 6.15, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Claremont, CBSI or the Surviving Corporation (but the failure so to notify an Indemnifying Party shall not relieve it from any liability which it may have under this Section 6.16 except to the extent such failure prejudices such party), and shall deliver to Claremont (or after the Effective Time, CBSI and the Surviving Corporation) the undertaking contemplated by Section 60.397 of the OBCA. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

     (b) For a period of 6 years after the Effective Time, CBSI shall cause itself or the Surviving Corporation to use its best efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Claremont's directors' and officers' liability insurance policy (a copy of which has heretofore been delivered to CBSI) on terms and in an amount comparable to those now applicable to directors and officers of Claremont.

     (c) In the event that CBSI or the Surviving Corporation or any of their respective successors and assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers and conveys all or substantially all of its property and assets to any person, then, and in each case, proper provisions shall be made so that the successor and assigns of CBSI and the Surviving Corporation assume the obligations set forth in this Section 6.15.

     (d) The provisions of this Section 6.15 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives, each of whom is an intended third party beneficiary, and may not be amended, altered or repealed without the written consent of any affected Indemnified Party.

     Section 6.17 Additional Agreements; Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, subject to the appropriate vote of shareholders of CBSI and Claremont described in Section 6.6, including cooperating fully with the other party, including by provision of information. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Constituent Corporations, the proper officers and directors of each party to this Agreement shall take all such necessary action.

     Section 6.18 Hart Scott Rodino Filings. The parties shall cooperate with each other such that each is timely provided all necessary information to permit it to make prompt and complete filings under, and to permit it to comply fully with, the requirements of the Hart Scott Rodino Premerger Notification Act.

                                  ARTICLE VII

                              CONDITIONS TO MERGER

     Section 7.1  Conditions to Each Party's Obligation to Effect the
Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

          (a) Shareholder Approval. This Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of 67% of the outstanding shares of Claremont Common Stock present or represented at the Claremont Shareholders' Meeting and the CBSI Voting Proposal shall have been approved by the affirmative vote of the holders of a majority of the outstanding shares of CBSI Common Stock present or represented at the CBSI Shareholders' Meeting.

          (b) Approvals. Other than the filing provided for by Section 1.2, all authorizations, consents, orders or approvals of, or declaration or filings with, or expirations of waiting periods imposed by, any Governmental Entity the failure of which to obtain would be reasonably likely to have a Material Adverse Effect on CBSI and its Subsidiaries, taken as a whole, or Claremont shall have been filed, occurred or been obtained.

          (c) Registration Statement. The Registration Statement shall have become and shall be effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

          (d) No Injunctions or Restraint; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or limiting or restricting CBSI's conduct or operation of the business of CBSI after the Merger shall have been issued, nor shall any proceeding brought by a domestic administrative agency or commission or other domestic Governmental Entity, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal.

          (e) Pooling Letters. CBSI and Claremont shall have received letters from Arthur Andersen, LLP and KPMG Peat Marwick LLP, respectively, each dated the date of the Joint Proxy Statement and confirmed in writing at the Effective Time and addressed to CBSI and Claremont, respectively, stating that the business combination to be effected by the Merger will qualify as a pooling of interests transaction under generally accepted accounting principles.

          (f) Hart Scott Rodino Filings. CBSI and Claremont shall have received letters from their respective counsel confirming that any necessary filing under federal antitrust laws has been made and that the transaction has passed Hart Scott Rodino review.

          (g) Nasdaq. The shares of CBSI Common Stock to be issued in the Merger shall have been approved for quotation on the Nasdaq National Market.

     Section 7.2 Additional Conditions to Obligations of CBSI and Sub. The obligations of CBSI and Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by CBSI and Sub:

          (a) Representations and Warranties. The representations and warranties of Claremont set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for
     (i) changes contemplated by this Agreement and (ii) where the failure to be true and correct would not be reasonably likely to have a Material Adverse Effect on Claremont or a material adverse effect upon the consummation of the transactions contemplated hereby; and CBSI shall have received a certificate signed on behalf of Claremont by the president and the chief financial officer of Claremont to such effect.

          (b) Performance of Obligations of Claremont. Claremont shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and CBSI shall have received a certificate signed on behalf of Claremont by the president and the chief financial officer of Claremont to such effect.

          (c) Tax Opinion. CBSI shall have received a written opinion from Butzel Long, 150 W. Jefferson, Suite 900, Detroit, Michigan 48226 to the effect that the Merger will be treated for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code.

          (d) Blue Sky Laws. CBSI shall have received all state securities or "Blue Sky" permits and other authorizations necessary to issue shares of CBSI Common Stock pursuant to the Merger.

          (e) Substantial Continuity of Workforce. Substantially all of Claremont's employees as of the date hereof remain employed by Claremont as of the Closing Date.

          (f) Employment Agreements by Substantially All Vice
     Presidents. Substantially all of Claremont's Vice President and all Claremont's Senior Vice President level employees shall have signed Employment Agreements with Claremont, in substantially the form approved by CBSI.

     Section 7.3 Additional Conditions to Obligations of Claremont. The obligation of Claremont to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by Claremont:

          (a) Representations and Warranties. The representations and warranties of CBSI and Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except for (i) changes contemplated by this Agreement and (ii) where the failure to be true and correct would not be reasonably likely to have a Material Adverse Effect on CBSI and its Subsidiaries, taken as a whole, or a material adverse effect upon the consummation of the transactions contemplated hereby; and Claremont shall have received a certificate signed on behalf of CBSI by the chief executive officer and the chief financial officer of CBSI to such effect.

          (b) Performance of Obligations of CBSI and Sub. CBSI and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date; and Claremont shall have received a certificate signed on behalf of CBSI by the chief executive officer and the chief financial officer of CBSI to such effect.

          (c) Tax Opinion. Claremont shall have received the opinion of Ater Wynne Hewitt Dodson & Skerritt, LLP, counsel to Claremont, to the effect that the Merger will be treated for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code.

                                  ARTICLE VIII

                           TERMINATION AND AMENDMENT

     Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.1(b) through 8.1(g), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the shareholders of Claremont or CBSI:

          (a) by mutual written consent of CBSI and Claremont; or

          (b) by either CBSI or Claremont if the Merger shall not have been consummated by August 31, 1998 (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);

          (c) by either CBSI or Claremont, if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, except, if the party relying on such order, decree or ruling or other action has not complied with its obligations under Section 6.7 of this Agreement; or

          (d) by CBSI, if, at the Claremont Shareholders' Meeting (including any adjournment or postponement), the requisite vote of the shareholders of Claremont in favor of this Agreement and the Merger shall not have been obtained, or by Claremont, if, at the CBSI Shareholders' Meeting (including adjournment or postponement), the requisite vote of the shareholders of CBSI in favor of the CBSI Voting Proposal shall not have been obtained; or

          (e) by CBSI, if (i) the Board of Directors of Claremont shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to CBSI or shall have resolved to do any of the foregoing, for any reason other than the occurrence of an event or discovery of the falsity of a Representation or Warranty relating to CBSI which has a Material Adverse Effect on CBSI and its Subsidiaries, taken as a whole;
     (ii) the Board of Directors of Claremont shall have recommended to the shareholders of Claremont an Alternative Transaction (as defined in Section 8.3(d)); or (iii) a tender offer or exchange offer for 15 percent or more of the outstanding shares of Claremont Common Stock and/or shares of Claremont Preferred Stock (on an as converted basis) is commenced (other than by CBSI or an Affiliate of CBSI) and the Board of Directors of Claremont recommends that the shareholders of Claremont tender their shares in such tender or exchange offer; or (iv) a tender offer or exchange offer for a majority of the outstanding shares of Claremont Common Stock and/or shares of Claremont Preferred Stock (on an as converted basis) is successfully concluded, whether or not the Board of Directors of Claremont has recommended that the shareholders of Claremont tender their shares in such a tender or exchange offer;

          (f) by Claremont, if the Board of Directors of CBSI shall have withdrawn or modified its recommendation of the CBSI Voting Proposal in a manner adverse to Claremont or shall have resolved to do any of the foregoing, for any reason other than the occurrence of an event or discovery of the falsity of a Representation or Warranty relating to Claremont which has a Material Adverse Effect on Claremont; or

          (g) by CBSI or Claremont, if there has been a material breach of any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, which breach shall not have been cured, in the case of a representation or warranty, prior to the Closing or, in the case of a covenant or agreement, within 10 business days following receipt by the breaching party of written notice of such breach from the other party.

     Section 8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of CBSI, Claremont, Sub or their respective officers, directors, shareholders or Affiliates, except as set forth in Section 8.3 and further except to the extent that such termination results from the willful breach by a party of any of its representations, warranties, covenants or obligations set forth in this Agreement; provided that, the provisions of Sections 6.6 (2nd sentence), 6.15 and 8.3 of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

     Section 8.3  Fees and Expenses.

     (a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that CBSI and Claremont shall share equally all fees and expenses, other than attorneys' fees, incurred in relation to the printing and filing of the Joint Proxy Statement (including any related preliminary materials) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements.

     (b) Claremont shall pay CBSI a termination fee of $10,000,000 upon the earliest to occur of the following events. In such case, the fee thus due shall be liquidated damages and shall be the full and complete and final amount due and owing to CBSI as a result of:

          (i) the termination of this Agreement by CBSI pursuant to Section 8.1(e)(ii), (iii), or (iv); or

          (ii) the termination of this Agreement by CBSI pursuant to Section 8.1(d) as a result of the failure to receive the requisite vote for approval of this Agreement and the Merger by the shareholders of Claremont at the Claremont Shareholders' Meeting if, at the time of such failure, there shall have been announced an Alternative Transaction or Claremont shall fail to hold the Claremont Shareholders' Meeting as a result of an Alternative Transaction.

     (c) The fee payable pursuant to Sections 8.3(b) shall be paid within five business days after the first to occur of the events described in Section 8.3(b)(i) or (ii); provided that, in no event shall Claremont be required to pay the termination fees to CBSI if, immediately prior to the termination of this Agreement, CBSI was in breach of any of its material obligations under this Agreement.

     (d) As used in this Agreement, "Alternative Transaction" means either (i) a transaction pursuant to which any person (or group of persons) other than CBSI or its respective Affiliates (a "Third Party"), acquires more than 15 percent of the outstanding shares of Claremont Common Stock and/or shares of Claremont Preferred Stock (on an as converted basis), pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving Claremont pursuant to which any Third Party acquires more than 15 percent of the outstanding equity securities of Claremont or the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of Subsidiaries of Claremont, and the entity surviving any merger or business combination including any of them) of Claremont having a fair market value (as determined by the Board of Directors of Claremont in good faith) equal to more than 15 percent of the fair market value of all the assets of Claremont immediately prior to such transaction, or (iv) any public announcement made directly or indirectly by anyone of a proposal, plan or intention to do any of the foregoing of which either Claremont or CBSI has knowledge (and promptly informs the other), or any agreement by Claremont to engage in any of the foregoing.

     Section 8.4 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Claremont or of CBSI, but, after any such approval, no amendment shall be made which by law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 8.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                   ARTICLE IX

                                 MISCELLANEOUS

     Section 9.1  Nonsurvival of Representations, Warranties and
Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and the Effective Time, except for the agreements contained in Sections 1.3, 1.4, 2.1, 2.2, 6.13, 6.15, 6.16, 6.17, the last sentence of
Section 8.4 and Article IX, and the agreements of the Affiliates of

Claremont delivered pursuant to Section 6.11. The Confidentiality Agreement shall survive the execution and delivery of this Agreement.

     Section 9.2 Waiver. A waiver of one or more breaches of any clause of this Agreement shall not act to waive any other breach, whether of the same or different clauses.

     Section 9.3 Governing Law, Jurisdiction, Fees. This Agreement is governed by the laws of the State of Michigan. Any action brought between the parties may be brought only in the state or federal courts located in Portland, Oregon, and in no other place unless the parties expressly agree in writing to waive this requirement. Each party consents to jurisdiction in that location. Each party consents to service of process through the method prescribed for notice in this Agreement. The prevailing party in any suit, action, arbitration, or appeal filed or held concerning this Agreement shall be entitled to reasonable attorneys' fees.

     Section 9.4 Notices. Notice for each party shall be sent to the person and address listed below, or to such other person or address as the parties may from time to time by Notice provide. Notice shall be effective when actually received by the party this Agreement designates for Notice, if sent by any means that leaves a hard-copy record in the hands of the recipient. If sent properly addressed by certified or registered mail, postage prepaid, return receipt requested, Notice shall be deemed effective on the date the return receipt shows the Notice was accepted, refused, or returned undeliverable.

     (A)  IF TO CBSI OR SUB, TO:
          Complete Business Solutions, Inc.
          32605 W. Twelve Mile Road, Suite 250
          Farmington Hills Michigan, 48334
          Attention: Tim Manney, Chief Financial Officer
          Attention: Tom Sizemore, General Counsel
          Phone 248-488-2088

     (B)  IF TO CLAREMONT, TO:
          Claremont Technology Group, Inc.
          1600 NW Compton Drive, Suite 210
          Beaverton, Oregon 97006
          Attention: Stephen Carson, President

           WITH A COPY TO:
          Ater Wynne Hewitt Dodson & Skerritt, LLP
          222 S.W. Columbia, Suite 1800
          Portland, OR 97201
          Attn: William C. Campbell

     Section 9.5 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement," "the date hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to April 8, 1998.

     Section 9.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     Section 9.7 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 6.15 are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     Section 9.8 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Oregon without regard to any applicable conflicts of law.

     Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     IN WITNESS WHEREOF, CBSI, Sub and Claremont have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.


CLAREMONT TECHNOLOGY GROUP, INC.                   COMPLETE BUSINESS SOLUTIONS, INC.
By:             /s/ Stephen M.                     By:              Rajendra B.
Carson                                             Vattikuti
Title:      President, Chief Operating             Title:      President, Chief Executive
Officer,                                           Officer
                 Chief Financial                   CBSI ACQUISITION CORP. III
Officer
                                                   By:               Timothy S.
                                                   Manney
                                                   Title:                   President

                                                                         ANNEX B

UBS LOGO

                                                                   April 8, 1998

Board of Directors
Complete Business Solutions, Inc.
32605 W. Twelve Mile Road, Suite 250
Farmington Hills, MI 48334

Members of the Board of Directors:

     You have requested our opinion as to the fairness, from a financial point of view, to Complete Business Solutions, Inc., a Michigan corporation (the "Company"), of the Exchange Ratio (as defined below) provided for pursuant to that certain Agreement and Plan of Merger, dated as of April 8, 198 (the "Merger Agreement"), by and among the Company, Claremont Technology Group, Inc., an Oregon corporation ("Claremont") and CBSI Acquisition Corp. III, a Michigan corporation ("Company Sub"). The Transaction Agreement provides, among other things, for the merger of Company Sub with and into Claremont (the "Merger"). In the Merger, each share of common stock, no par value per share, of Claremont (the "Claremont Common Stock") outstanding at the Effective Time (as defined in the Merger Agreement) shall be converted into the right to receive the Conversion Number (the "Exchange Ratio") of common stock, no par value per share, of the Company (the "Company Common Stock"). The Exchange Ratio shall be that number of shares of Company common stock equal to $27.00 divided by the Closing Value. However, if the Closing Value is less than 85% of $38.00, the Exchange Ratio shall be fixed at .8359133 shares of Company Common Stock. If the Closing Value is more than 115% of $38.00, the Conversion number shall be fixed at .617849 shares of Company Common Stock. The terms and conditions of the Transaction are more fully set forth in the Transaction Agreement.

     UBS Securities LLC ("UBS"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates actively trade the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. We are acting as exclusive financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company, dated as of April 7, 1998 (the "Engagement Letter"). In the past, UBS has provided other investment banking and financial advisory services to the Company for which we have received compensation. UBS may provide investment banking and financial advisory services to the Company in the future.

     In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things: (i) the Merger Agreement; (ii) certain publicly available information for the Company and Claremont, including each of the annual reports of the Company and Claremont filed on Form 10- for each of the financial years ended December 31, 1996 and 1997 for the Company and June 30, 1996 and 1997 for Claremont, and each of the quarterly reports of the Company and Claremont field on form 10-Q for each of the quarters ended March 31, June 30, September 30 and December 31, 1997; (iii) certain internal financial analyses, financial forecasts, reports and other information concerning the Company and Claremont prepared by the respective managements of the Company and Claremont; (iv) discussions we have had with certain members of the managements of each of the Company and Claremont concerning the historical and current business operations, financial conditions and prospects of the Company and Claremont and such other matters we deemed relevant; (v) the reported price and trading histories of the shares of the Company Common Stock and Claremont Common Stock as compared to the reported price and trading histories of certain publicly traded companies we deemed relevant; (vi) the respective financial conditions of the Company and Claremont as compared to the financial conditions of certain other companies we deemed relevant; (vii) certain financial terms of the Merger as compared to the financial terms of selected other business combinations we deemed relevant; and
(viii) such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

     In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company and Claremont, respectively, or publicly available, and we have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. We have, with your consent, assumed that the financial forecasts which we examined were reasonably prepared by the respective managements of the Company and Claremont on bases reflecting the best currently available estimates and good faith judgment of such managements as to the future performance o the Company and Claremont. In rendering our opinion, we have assumed that the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material term or condition by the Company or Claremont and that obtaining the necessary regulatory approvals for the Merger will not have a material adverse effect on the Company or Claremont. You have informed us, and we have assumed, that the Transaction will be recorded as a pooling-of-interests under generally accepted accounting principles and will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986 as amended. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or Claremont, nor have we been furnished with such materials. Our services to the Company in connection with the Merger have been comprised solely of financial advisory services, as described in the Engagement Letter. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof.

     It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Merger and may not be used for any other purpose or reproduced, disseminated, quoted or refereed to at any time, in any manner or for any purpose without our prior written consent; provided, however, that this letter may be included or referred to in any filing with the Securities and Exchange Commission of the Joint Proxy Statement-Prospectus of the Company and Claremont relating to the Merger. This letter does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Transaction or to take any other action in connection with the Transaction or otherwise. Furthermore, we express no view as to the price or trading range for shares of the common stock of the Company following the consummation of the Merger.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth therein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Company.

                                          Very truly yours,

                                          TOR BRAHAM, MANAGING DIRECTOR
                                          UBS SECURITIES LLC

                                                                         ANNEX C

                    DONALDSON, LUFKIN & JENRETTE LETTERHEAD

                                                                    June 8, 1998

Board of Directors
Claremont Technology Group, Inc.
1600 N.W. Compton Drive, Suite 210
Beaverton, Oregon 97006

Dear Gentlemen and Madam:

     You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Claremont Technology Group, Inc. (the "Company") of the Conversion Number to be received by such shareholders pursuant to the terms of the Agreement and Plan of Merger, dated as of April 8, 1998 (the "Agreement"), by and among the Company, Complete Business Solutions, Inc. ("CBSI"), and CBSI Acquisition Corp. III ("Merger Sub"), a wholly owned subsidiary of CBSI, pursuant to which Merger Sub will be merged (the "Merger") with and into the Company.

     Pursuant to the Agreement, each share of common stock, no par value, of the Company ("Company Common Stock") will be converted into the right to receive that number (the "Conversion Number") of shares of common stock, no par value, of CBSI ("CBSI Common Stock") equal to $27.00 divided by the Closing Value (as defined below); provided (i) if the Closing Value is less than 85% of $38.00, the Conversion Number shall be fixed at 0.8359133 shares of CBSI Common Stock and (ii) if the Closing Value is more than 115% of $38.00, the Conversion Number shall be fixed at 0.617849 shares of CBSI Common Stock. The "Closing Value" shall mean the average of the per share closing trading prices for CBSI Common Stock (without weighting for trading volume) for the twenty consecutive trading days, the last of which is the fourth full trading day before the closing date.

     In arriving at our opinion, we have reviewed the Agreement and certain irrevocable proxies. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and CBSI including information provided during discussions with their respective managements. Included in the information provide during discussions with the respective managements were certain financial projections of the Company for the period beginning January 1, 1998 and ending December 31, 1999 prepared by the management of the Company and certain financial projections of CBSI for the period beginning January 1, 1998 and ending December 31, 1999 provided by the management of CBSI. In addition, we have compared certain financial and securities data of the Company and CBSI with various other companies whose securities area traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company and CBSI reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and CBSI or their respective representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company and CBSI as to the future operating and financial performance of the Company and CBSI, respectively. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have further assumed that the Merger shall be accounted for as a pooling-of-interests and that the conversion of shares of Company Common Stock pursuant to the Merger will take place as a tax-free exchange.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which the Company Common Stock or CBSI Common Stock will actually trade at any time. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company including co-managing the Company's initial public offering in July 1996 and advising the Company's Board of Directors with its implementation of a shareholder rights plan in February 1998. In addition, DLJ acted as a lead manager of CBSI's initial public offering in March 1997, and lead managed CBSI's follow-on offering in August 1997. DLJ has received usual and customary compensation for services provided to both companies.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Conversion Number is fair to the shareholders of the Company from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By:           PETER B. POND

                                          --------------------------------------
                                              Peter B. Pond
                                            Managing Director

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws require the Company to indemnify any director, officer, former director or officer of the Company or any person who may have served at the request of the Company as a director or officer of another corporation in which the Company owns shares of capital stock, or of which it is a creditor, against reasonable expenses (including attorneys' fees) actually and necessarily incurred by such person in connection with the defense of any civil, criminal or administrative action, suit or proceeding in which such person is made a party or with which such person is threatened by reason of being or having been or because of any act as a director or officer of the Company within the course of such person's duties or employment, except in relation to matters as to which such person is adjudged to be liable for negligence or misconduct in the performance of such person's duties. The Company may also reimburse any director or officer for the reasonable costs of settlement of any such action, suit or proceeding, if it is found by a majority of a committee composed of the directors not involved in the matter in controversy (whether or not a quorum) that it is in the interests of the Company that such settlement be made and that the director or officer was not guilty of negligence or misconduct. The right of indemnification extends to the estate, personal representative, guardian and conservator of any deceased or former director or officer or person who would have been entitled to indemnification. Such rights of indemnification and reimbursement will not be deemed exclusive of any other rights to which such director or officer may be entitled under any statute, agreement, vote of shareholders, or otherwise.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
NUMBER       DESCRIPTION OF DOCUMENT
   2.1       Agreement and Plan of Merger dated April 8, 1998, by and
             among the Registrant, CBSI Acquisition Corp. III and
             Claremont Technology Group, Inc.
   2.2       Amendment to Agreement and Plan of Merger dated June 8,
             1998.
   3.1(1)    Restated Articles of Incorporation of the Registrant, as
             amended.
   3.2       Bylaws of the Registrant as amended and restated May 8,
             1998.
   4.1(1)    See Exhibits 3.1 and 3.2 for provisions of the Restated
             Articles of Incorporation and Restated Bylaws of the
             Registrant defining the rights of the holders of Common
             Stock of the Registrant.
   4.2(1)    Specimen of Stock Certificate.
   5         Opinion of Butzel Long, counsel to the Registrant, as to the legality of the shares being registered.
   8.1       Opinion of Butzel Long regarding certain tax matters.
   8.2       Opinion of Ater Wynne Hewitt Dodson & Skerritt, LLP,
             regarding certain tax matters.
  23.1       Consent of Arthur Andersen LLP.
  23.2       Consent of Coopers & Lybrand LLP.
  23.3       Consent of Deloitte & Touche LLP.
  23.4       Consent of KPMG Peat Marwick LLP.
  23.5       Consent of Butzel Long (contained in Exhibit 5 and Exhibit
             8.1).
  23.6       Consent of Ater Wynne Hewitt Dodson & Skerritt, LLP
             (contained in Exhibit 8.2).
  23.7       Consent of Donaldson, Lufkin & Jenrette Securities
             Corporation.
  23.8       Consent of UBS Securities LLC.
  24         Power of Attorney (included in signature page).
  99.1       Form of Proxy of the Registrant.
  99.2       Form of Proxy of Claremont
  99.3       Form of correspondence to Claremont Beneficial Owners.

-------------------------
(1) Incorporated herein by reference to the exhibit of same number in the Registrant's Registration Statement on Form S-1 (File No. 333-18413) dated as of December 20, 1996, as amended.

ITEM 22. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating of the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) That, prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (6) That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Farmington Hills, State of Michigan on June 8, 1997.

                                          COMPLETE BUSINESS SOLUTIONS, INC.

                                          By:   /s/ RAJENDRA B. VATTIKUTI

                                            ------------------------------------
                                            Rajendra B. Vattikuti
                                            President, Chief Executive Officer
                                              and Director

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby authorizes and appoints Rajendra B. Vattikuti and Timothy S. Manney and each of them individually as his true and lawful attorney-in-fact and agent to act in his name, place and stead, and to execute in the name and on behalf of each person individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED BELOW AND ON THE DATES INDICATED.


          /s/ RAJENDRA B. VATTIKUTI              President, Chief Executive Officer and      June 8, 1998
---------------------------------------------    Director (Principal Executive Officer)
            Rajendra B. Vattikuti

            /s/ TIMOTHY S. MANNEY                Executive Vice President for Finance and    June 8, 1998
---------------------------------------------    Administration, Treasurer and Director
              Timothy S. Manney                  (Principal Financial and Accounting
                                                 Officer)

                                                 Director                                    June  , 1998
---------------------------------------------
              Charles Costello

             /s/ DOUGLAS S. LAND                 Director                                    June 8, 1998
---------------------------------------------
               Douglas S. Land

                                                 Director                                    June  , 1998
---------------------------------------------
             Ronald K. Machtley

             /s/ JOHN A. STANLEY                 Director                                    June 8, 1998
---------------------------------------------
               John A. Stanley

             /s/ FRANK D. STELLA                 Director                                    June 8, 1998
---------------------------------------------
               Frank D. Stella

                                 EXHIBIT INDEX

EXHIBIT
NUMBER       DESCRIPTION OF DOCUMENT

   2.1       Agreement and Plan of Merger dated April 8, 1998, by and
             among the Registrant, CBSI Acquisition Corp. III and
             Claremont Technology Group, Inc.
   2.2       Amendment to Agreement and Plan of Merger dated June 8,
             1998.
   3.1(1)    Restated Articles of Incorporation of the Registrant, as
             amended.
   3.2       Bylaws of the Registrant as amended and restated May 8,
             1998.
   4.1(1)    See Exhibits 3.1 and 3.2 for provisions of the Restated
             Articles of Incorporation and Restated Bylaws of the
             Registrant defining the rights of the holders of Common
             Stock of the Registrant.
   4.2(1)    Specimen of Stock Certificate.
   5         Opinion of Butzel Long, counsel to the Registrant, as to the legality of the shares being registered.
   8.1       Opinion of Butzel Long regarding certain tax matters.
   8.2       Opinion of Ater Wynne Hewitt Dodson & Skerritt, LLP,
             regarding certain tax matters.
  23.1       Consent of Arthur Andersen LLP.
  23.2       Consent of Coopers & Lybrand LLP.
  23.3       Consent of Deloitte & Touche LLP.
  23.4       Consent of KPMG Peat Marwick LLP.
  23.5       Consent of Butzel Long (contained in Exhibit 5 and Exhibit
             8.1).
  23.6       Consent of Ater Wynne Hewitt Dodson & Skerritt, LLP
             (contained in Exhibit 8.2).
  23.7       Consent of Donaldson, Lufkin & Jenrette Securities
             Corporation.
  23.8       Consent of UBS Securities LLC.
  24         Power of Attorney (included in signature page).
  99.1       Form of Proxy of the Registrant.
  99.2       Form of Proxy of Claremont
  99.3       Form of Correspondence to Claremont Beneficial Owners.